07022756

SEC MAIL PROCESSING
RECEIVED
APR 18 2007
WASH, D.C. 200 SECTION

April 12, 2007

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from February 1 2007 to March 31 2007.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

dw 4/23

Yours faithfully,

By: ______________________

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM FEBRUARY 1, 2007 TO MARCH 31, 2007

A. ENGLISH LANGUAGE DOCUMENTS

1. Interim Financial Report for fiscal 2006 (Exhibit A1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Interim Financial Report for fiscal 2006 (Exhibit B1)
   See Annex B for a brief description.

2. Interim Business Report to shareholders for fiscal 2006 (Exhibit B2)
   See Annex B for a brief description.

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Financial Report for fiscal 2006 (Exhibit B1)

   Booklet containing statistical data and narrative description of SMFG, made generally available to the public in Japan.

2. Interim Business Report to shareholders for fiscal 2006 (Exhibit B2)

   Report made available to SMFG's shareholders, containing prescribed data and detailed information in tabular form relating to SMFG's business and operations.

\# # # # # # # #

SMFG SUMITOMO MITSUI FINANCIAL GROUP

FISCAL YEAR 2006 INTERIM FINANCIA

APRIL 1 — SEPTEMBER 30, 2006

SUMITOMO MITSUI FINANCIAL GROUP
SUMITOMO MITSUI BANKING CORPORATIO

Our Mission

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

Profile (as of September 30, 2006)

Company Name: Sumitomo Mitsui Financial Group, Inc.

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan

Chairman of the Board: Masayuki Oku (Concurrent President at Sumitomo Mitsui Banking Corporation)

President: Teisuke Kitayama (Concurrent Chairman of the Board at Sumitomo Mitsui Banking Corporation)

Establishment: December 2, 2002

Capital Stock: ¥1,420.8 billion

Business Description:
Management of the affairs of banking subsidiaries (under the stipulations of the Banking Law) and of non-bank subsidiaries, and ancillary functions

Stock Exchange Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Shares Issued and Outstanding (as of September 30, 2006)

Ordinary Shares:	7,733,653.77	Type 4 Preference Shares (4th series):	4,175	Type 4 Preference Shares (9th series):	4,175
Type 3 Preference Shares:	195,000	Type 4 Preference Shares (5th series):	4,175	Type 4 Preference Shares (10th series):	4,175
Type 4 Preference Shares (1st series):	4,175	Type 4 Preference Shares (6th series):	4,175	Type 4 Preference Shares (11th series):	4,175
Type 4 Preference Shares (2nd series):	4,175	Type 4 Preference Shares (7th series):	4,175	Type 4 Preference Shares (12th series):	4,175
Type 4 Preference Shares (3rd series):	4,175	Type 4 Preference Shares (8th series):	4,175	Type 6 Preference Shares (1st series):	70,001

Credit Ratings

Credit ratings for applicable companies within SMFG as of January 31, 2007 are as follows:

● Sumitomo Mitsui Banking Corporation

	Long-term	Short-term
Moody's	A1	P–1
S&P	A	A–1
Fitch	A	F1
R&I	A	a–1
JCR	A+	J–1+

● Sumitomo Mitsui Card Company, Limited

	Long-term	Short-term
JCR	A+	J–1+

● SMBC Leasing Company, Limited

	Long-term	Short-term
R&I	A	a–1
JCR	A+	J–1

CONTENTS

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause such a material difference include, but are not limited to, those economic conditions referred to in this material as assumptions.

In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-5512-3411

Sumitomo Mitsui Banking Corporation
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-3501-1111

February 2007

Printed on recycled paper

Foreword



We are pleased to present to you the Interim Report 2006, summarizing our activities and results in the first half of fiscal 2006 and our business policy for the second half of fiscal 2006 onward.

All of us at SMFG, the directors, officers and employees, will continue to make every effort to enhance our customers' trust and our shareholders' and the market's confidence in SMFG. We intend to achieve these goals by quickly and accurately providing new value that answers our customers' increasingly diversified and sophisticated needs, thereby leading to greater profitability that will further solidify our financial base.

We look forward to your continued support and encouragement as we move forward in the new stage of our development.

February 2007

Masayuki Oku	Teisuke Kitayama
Chairman of the Board	*President*

President's Message



As president of the Sumitomo Mitsui Financial Group (SMFG), I would first like to take this opportunity, on behalf of all our management and staff, to express our gratitude for your continued interest in and support for SMFG.

At SMFG, we have nurtured a wide variety of strategic businesses, utilizing our strengths of speedy execution, a thirst for innovation, and a high level of efficiency. By these means, we have built a high-earnings business model on a Groupwide basis. Over the same period, we have achieved steady progress in solving issues relating to our financial position by improving the quality of the Group's asset portfolio and completing the repayment of public funds. In this way, we have succeeded in significantly strengthening our financial base, enabling us to expand our business portfolio. Moving forward, our core mission is to achieve the sustainable growth of our corporate value—both qualitatively and quantitatively—by leveraging the synergies of SMFG as a leading financial services group.

We have positioned fiscal 2006 as the year for laying the groundwork for sustainable future growth, and to attain this goal we are focusing on two objectives: providing high-quality financial products and services to assist our customers' value creation, and building a solid business base. Hereunder, we outline the Group's business performance for the first half of fiscal 2006, and explain the measures we are taking during the second half of the current fiscal year.

Fiscal 2006 First-Half Highlights

Looking back on the business environment in the first half of fiscal 2006, the ongoing recovery trend in the Japanese economy was supported by strong demand, both in the domestic market and from abroad. In overseas economies, meanwhile, the U.S. economy continued to grow, albeit at a slower pace. The European economies, too, maintained their gradual recovery, while in Asia, high-paced growth continued in various countries, most notably China. In the financial and capital markets, the most significant development during the period was the Bank of Japan's ending of its de facto zero interest rate policy in July, and its moves to lead the unsecured overnight call rate to the target level of around 0.25%. In long-term interest rates, the going yield for benchmark 10-year Japanese government bonds reached 2% at one point, but the rate subsequently fell back after it became clear that further interest rate increases were not imminent, ending the six-month period in the 1.60 - 1.70% range.

Amid this environment, in line with our aim of providing high-quality financial products and services to assist customers' value creation, we put still further effort into enhancing our consulting services for individuals and our solutions services for corporate customers. At the same time, to further reinforce our solid business base, we enforced increasingly tighter internal controls to ensure even fuller compliance, and also worked hard to thoroughly implement our policy of putting the customer first, while simultaneously enhancing the quality of our financial products and services. In parallel with these efforts, we also worked to further strengthen the Group's financial base.

Regarding the business performance of SMFG for the reporting first-half period, credit costs borne by SMBC in relation to the disposal of non-performing loans were lower than initially forecast, but as a result of a reduction in the bank's bond portfolio in anticipation of higher interest rates, SMBC recognized losses on bond holdings, principally Japanese government bonds, of ¥61.6 billion. As a result of this, in addition to other factors, ordinary profit for the six-month period, on a consolidated basis, declined by ¥106.6 billion year on year, to ¥357.1 billion, while net income was down by ¥148.7 billion year on year, at ¥243.6 billion.

Fiscal 2006 Second-Half Business Policy

We will continue to implement the following Groupwide initiatives during the second half of fiscal 2006.

Providing Even Higher-Quality Financial Products and Services

In our consumer banking business, the staff of SMBC will continue working to further enhance the sophistication of consulting services for individuals. Specifically, we will introduce new types of personal asset management products and services, including fund wrap accounts that will be jointly offered with SMBC Friend Securities. We will also conduct marketing campaigns promoting new financial products designed to match customers' current needs, such as a housing loan with a clause exempting the borrower from repayment in the event of such medical conditions as cancer, a stroke, or a heart attack. We also plan to open more business premises offering specialist services, such as our SMBC Consulting Plazas, which are open for business in the evening on weekdays, and on weekends and national holidays. The number of highly qualified specialist consultants at these outlets will also be increased to further improve the convenience of our services and enable us to meet customer needs more effectively.

SMFG will continue to expand the scope of its services through collaborative efforts with a large number of leading companies in various business fields. Concrete examples to date include the consumer loan business pursued jointly by SMBC and Promise, as well as the sophisticated credit card business under the brand name of *Mitsui Sumitomo Card iD®* offered by Sumitomo Mitsui Card in collaboration with NTT DoCoMo.

Regarding corporate customers, Group companies will also develop more advanced solution-providing capabilities. For large corporations and second-tier companies, optimal solutions are designed for such management issues as business expansion and reorganization via mergers and acquisitions. These solutions draw on the combined expertise of the Corporate Advisory Division, set up within SMBC in April 2006, and Group company Daiwa Securities SMBC. For SMEs, we offer assistance in meeting their fund-raising and settlement needs via such products and services as our *Business Select Loans* and other unsecured loan products, as well as online banking services. Another area in which we take a proactive approach to solving our corporate customers' management issues is business succession, where we are able to provide specialist advice.

In addition to the foregoing, the Group as a whole will further improve and expand its solution-providing capabilities, with SMBC Leasing offering an extensive range of leasing services and the Japan Research Institute (JRI) undertaking contracts for the upgrading or replacement of core computer systems as well as various IT consulting services. In October 2006, SMFG signed a basic agreement with the Sumitomo Corporation Group on the startup of strategic joint ventures in the fields of general leasing and automobile leasing. SMBC Leasing is scheduled to merge with Sumisho Lease Co., Ltd. in October 2007, and SMBC Auto Leasing Company, Limited will merge with Sumisho Auto Leasing Corporation. These mergers will allow the provision of very high-quality value-added services, leveraging the combined expertise of leasing specialists from the banking and trading company sectors.

A Solid Platform to Support Growth

To support the initiatives described above and realize sustained growth, we are working to build a solid platform, as detailed below.

In April of 2006 SMBC was issued with administrative orders in respect to the manner in which it marketed interest rate swaps at its Corporate Business Offices, by the Financial Services Agency of Japan. We deeply regret this situation, and initiatives to further improve our internal control systems will be continuously implemented to prevent reoccurrence and regain the trust of all concerned.

Firstly, with regard to compliance, in April 2006 SMBC's newly established Compliance Unit commenced a program aimed at ensuring even stricter observance by bank staff of laws and regulations. To raise customer satisfaction through the provision of even higher quality products and services, the staff of the Quality Management Department—another newly established department—will work to make sure that customers' opinions are more fully conveyed to Group management and more effectively reflected in the services offered by the bank. As for risk management, we will continue to adopt even more cutting-edge methods to keep pace with the diversification of our risk management requirements in tandem with the expansion in the scope of the Group's business operations. Staff across the entire Group are putting the finishing touches to a program of strengthening our risk management system to meet the stricter requirements of BIS's new capital adequacy accord (Basel II), due to come into effect in Japan at the fiscal 2006 year-end. Finally, we are planning to strengthen SMFG's internal auditing system so as to carefully verify the effectiveness of the above-listed measures. Moreover, while employing a balanced performance evaluation system for each branch that takes our customers' views into account and is based on a medium-to-long-term perspective, we will also be adopting an advanced, modern approach to human resources management that will make it easier for our staff to fulfill their potential.

With respect to SMFG's plans to further reinforce its financial base, the Group completed the repayment of public funds in October 2006. We are duly grateful for the infusion of public funds beginning in March 1998, which has proven to be an invaluable support for the Group. From here onward, we will continue to reinforce our financial and capital base in terms of both quality and quantity, while taking an even more active stance on the investment of resources in strategic business fields with the aim of realizing an improvement in corporate value on a group basis over the medium-to-long term. Additionally, to enhance shareholder returns, the management of SMFG have revised upward the projected annual dividend for fiscal 2006 (ending March 2007) to ¥7,000 per share, an increase of ¥3,000 from the start-of-term forecast and up ¥4,000 over the annual dividend for the previous term. The management will continue to follow a policy of paying appropriate dividends in accordance with business results.

In Closing

The operating environment in the financial sector is becoming more fiercely competitive with each passing year. However, as explained above, SMFG is taking measures that are sure to yield substantial results. In these ways, we aim to satisfy the expectations of our customers, shareholders, and the market, as well as of society as a whole. I would like to conclude by asking for your continued support and encouragement of our endeavors.

Teisuke Kitayama
President

Group Companies (as of September 30, 2006)

The companies under the umbrella of Sumitomo Mitsui Financial Group (SMFG) offer diversified financial services centering on banking operations, and including leasing, securities and credit card services, and information services.



SMFG SUMITOMO MITSUI FINANCIAL GROUP
DAIWA SECURITIES SMBC
DAIWA SB INVESTMENTS
SMFG CORPORATE RECOVERY SERVICER
SMBC
SUMITOMO MITSUI CARD
SMBC LEASING
JRI
SMBC FRIEND SECURITIES

SMBC

SUMITOMO MITSUI BANKING CORPORATION

www.smbc.co.jp/global/

Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of two leading banks, The Sakura Bank, Limited and The Sumitomo Bank, Limited. In December 2002, Sumitomo Mitsui Financial Group, Inc. was established through a stock transfer as a holding company, under which SMBC became a wholly owned subsidiary. SMBC boasts a number of competitive advantages, including a strong customer base, the quick implementation of strategies, and an extensive lineup of financial products that leverage the expertise of strategic Group companies in specialized areas.

As a pivotal member of SMFG, SMBC works closely with other Group companies to offer customers highly sophisticated, comprehensive financial services.

Company Name: Sumitomo Mitsui Banking Corporation
Business Profile: Banking
Establishment: June 6, 1996
Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
President & CEO: Masayuki Oku
Number of Employees: 16,686

Network:

Domestic:	1,434 locations*
Branches	454
(including 28 specialized deposit account branches)	
Subbranches	150
Agency	1
Offices handling nonbanking business	17
Automated service centers	812
Overseas:	34 locations
Branches	17
Subbranches	4
Representative offices	13



*Excluding the number of ATMs installed at convenience stores

■ **Consolidated**

	Billions of yen			
	Sept. 30, 2006	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
For the Interim Term (Year):				
Ordinary income	¥ 1,352.5	¥ 2,750.2	¥ 2,691.3	¥ 2,717.0
Ordinary profit (loss)	318.7	862.0	(99.7)	282.1
Net income (loss)	220.0	563.5	(278.9)	301.6
At Interim Term- (Year-) End:				
Net assets	¥ 4,497.0	¥ 3,598.2	¥ 2,633.9	¥ 2,722.1
Total assets	100,049.5	104,418.5	97,478.3	99,843.2

SUMITOMO MITSUI CARD COMPANY, LIMITED

www.smbc-card.com*

As the pioneer in the issuance of the Visa Card in Japan and a leader in the domestic credit card industry, Sumitomo Mitsui Card Company, Limited enjoys the strong support of its many customers.

It also plays a major role as one of the strategic businesses of SMFG. Leveraging its strong brand image and its excellent capabilities across a wide range of card-related services, the company meets customers' credit needs through the provision of settlement and financing services. Sumitomo Mitsui Card's core priority is to provide customers with the most convenient and user-friendly card services, thereby becoming the card provider of choice.

Company Name: Sumitomo Mitsui Card Company, Limited
Business Profile: Credit card services
Establishment: December 26, 1967

Head Office:
Tokyo Head Office 5-2-10, Shimbashi, Minato-ku, Tokyo
Osaka Head Office 4-5-15, Imahashi, Chuo-ku, Osaka
President & CEO: Koichi Tsukihara
Number of Employees: 1,884

*Available in Japanese only



	Billions of yen			
	Sept. 30, 2006	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
For the Interim Term (Year):				
Revenues from credit card operations	¥2,274.0	¥4,181.3	¥3,598.7	¥3,258.4
Operating revenue	76.5	148.2	132.1	126.3
Operating profit	7.7	25.8	23.1	18.5
At Interim Term- (Year-) End:				
Number of cardholders (in thousands)	14,597	14,067	13,462	12,758
Number of merchant outlets (in thousands)	3,600	3,434	3,089	2,892

SMBC LEASING COMPANY, LIMITED

www.smbcleasing.co.jp*

SMBC Leasing Company, Limited, and its subsidiaries specialize in providing tailor-made solutions for corporate customers' large-scale capital investment needs. The company and its subsidiaries combine a broad spectrum of leasing products such as energy-saving equipment, commercial real estate properties (shops, factories and warehouses), and overseas facilities for Japanese companies expanding abroad.The company and its subsidiaries are working actively to offer auto leases and rentals, lease trusts and other services associated with leases.

SMBC Leasing is scheduled to merge with Sumisho Lease Co., Ltd. in October 2007. The new company aims to become the top leasing company in Japan in terms of both quantity and quality by leveraging the assets of the two founding companies, i.e. the customer base and know-how possessed by SMBC Leasing as a bank-affiliated leasing company; the financial solutions offered by other subsidiaries of SMFG; the customer base of trading company-affiliated Sumisho Lease; and the various value chains of Sumitomo Corporation.



Company Name: SMBC Leasing Company, Limited
Business Profile: Leasing
Establishment: September 2, 1968
Head Office:
Tokyo Head Office 3-9-4, Nishishimbashi, Minato-ku, Tokyo
Osaka Head Office 3-10-19, Minamisenba, Chuo-ku, Osaka
President & CEO: Koji Ishida
Number of Employees: 924

*Available in Japanese only

	Billions of yen			
	Sept. 30, 2006	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
For the Interim Term (Year):				
Revenues from leasing operations	¥278.5	¥615.5	¥580.0	¥555.7
Operating revenue	319.5	619.7	589.1	553.0
Operating profit	15.6	32.2	28.0	23.2

The Japan Research Institute, Limited

www.jri.co.jp/english/

The Japan Research Institute, Limited (JRI) is a "knowledge engineering" company that offers comprehensive high value-added services, effectively combining the three functions of information systems integrator, consultant, and think-tank.

Targeting customers in a wide range of sectors, JRI offers consulting services focusing on management innovation and IT-related issues. It also provides services such as the design and development of strategic information systems, as well as outsourcing. In addition, JRI conducts research and analysis of the Japanese and overseas economies, formulates policy recommendations, and assists in the incubation of new businesses.

In July 2006, JRI spun off part of its operations to create JRI Solutions, Limited with the aim of strengthening the provision of information technology solutions to corporate customers outside our Group. The new company will leverage the extensive fund of know-how in system development and operations amassed by JRI in its long years of service (principally to SMFG companies) to offer the very best IT solutions to a wider array of customers in the general industrial, financial, and public sectors.



Company Name: The Japan Research Institute, Limited
Business Profile: Systems engineering, data processing, management consulting, economic research
Establishment: November 1, 2002
Head Office:
Tokyo Head Office 16, Ichibancho, Chiyoda-ku, Tokyo
Osaka Head Office 1-5-8, Shimmachi, Nishi-ku, Osaka
President & CEO: Yasuyuki Kimoto
Number of Employees: 2,924
(including JRI Solutions, Limited)

	Billions of yen			
	Sept. 30, 2006*	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004
For the Interim Term (Year):				
Operating revenue	¥48.4	¥115.8	¥111.2	¥105.1
Operating profit	0.6	5.2	6.3	7.6

*Figures include JRI Solutions (for three months through June 30, 2006)

SMBC FRIEND SECURITIES CO., LTD.

www.smbc-friend.co.jp*

SMBC Friend Securities was founded through the merger of Meiko National Securities and Sakura Friend Securities in April 2003. It later merged with Izumi Securities, an affiliate of Sumitomo Life Insurance Company, in April 2004. It became a wholly-owned subsidiary of SMFG through a share transfer in September 2006.

SMBC Friend Securities boasts one of the strongest financial bases among Japanese securities companies. Its operations are highly efficient, and it provides a full range of securities services, focused mainly on retail customers through its nationwide network of branches. Aiming to become the leading provider of high-quality retail securities services in Japan, the company precisely tailors products and services to match customers' needs.



Company Name: SMBC Friend Securities Co., Ltd.
Business Profile: Securities services
Establishment: March 2, 1948
Head Office: 7-12 Nihonbashi-Kabutocho, Chuo-ku, Tokyo
President: Katsuhiko Tamaki
Number of Employees: 1,902

*Available in Japanese only

	Billions of yen			
	Sept. 30, 2006	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2004*
For the Interim Term (Year):				
Operating revenue	¥26.9	¥68.5	¥52.3	¥48.3 8.3
Operating profit	8.6	31.0	18.0	18.8 1.6

*SMBC Friend Securities (top), Izumi Securities (bottom)

□ Consumer Banking

The member companies of the SMFG are working together to enhance their consumer financial services.

At SMBC, we offer value-added financial services under the brand name "One's Next." This reflects the emphasis we place on helping customers determine the next step of their financial plans according to their stage of life. By creating services that address specific customer needs, we are working to make SMFG into the No. 1 financial group in consumer financial services.

Specifically, we are leveraging our capabilities to develop outstanding products and services, our consulting abilities—provided by staff with high-level expertise—and our area marketing approach to provide superior financial services to our customers. Pension-type insurance sales in the first half of fiscal 2006 amounted to ¥235.5 billion. Sales of foreign bonds came to ¥64.8 billion. As of September 30, 2006, the outstanding balance of investment trusts under management was ¥2,963.4 billion, and that of housing loans was ¥13,583.8 billion. These achievements underscore the popularity of our services.

In December 2005 we commenced the sale of a new single-premium whole life insurance product, with a lineup of five plans offered by three life insurance companies. By the end of September 2006, sales amounted to ¥38.0 billion.

Consulting Business

In the first half of fiscal 2006, SMBC's Consumer Banking Unit introduced new investment trusts and single-premium whole life insurance products, as well as a securities intermediary service, to bolster its lineup of financial products and services to address the asset management needs of our individual customers.

In the loan business, SMBC has expanded the scope of its housing loan with insurance which covers the outstanding loan balance for borrowers in the event of cancer, a stroke or a heart attack (the three major causes of death in Japan). First offered in October 2005, this product now also covers five chronic conditions: hypertension, diabetes, chronic kidney failure, cirrhosis of the liver, and chronic pancreatitis (beginning with applications submitted in August 2006).

Since August 2006, Daiwa Securities Co., Ltd. has been introducing SMBC housing loans to its customers. This is one way in which we are working to increase customer points of access for consulting on housing loans, to enhance convenience.

With regard to members-only services, SMBC operates "One's Next Club 50s," which primarily targets individuals in their late 50s, a time when many people are preparing for life after retirement. Through an arrangement with East Japan Railway Company (JR East), members of "One's Next Club 50s" and JR East's "Adult Holiday Club" gained mutual access to the information services offered by the two clubs.

SMBC continued to open new business premises where individuals can receive advice on personal asset management or loans. As of September 2006, there were 67 SMBC Consulting Plazas, which are open on weekends and national holidays, as well as evenings on weekdays, and 16 SMBC


住宅ローン
3
5
Housing loan with exemptions in the event of cancer, strokes and heart attacks


退職金
専用
運用プラン
One's Life
Investment trust for retirement


One's Next クラブ50s
Announcing a members-only information service

Consulting Offices, which offer the same services but on a smaller scale. Additionally, we upgraded the Kamagaya representative office to branch status in November 2006, and announced our plans to establish three more Consulting Offices. We plan to continue expanding the network of Consulting Plazas and Offices to make consulting services even more easily accessible to our customers.

Settlement Business

In December 2005, SMBC launched the *Mitsui Sumitomo Card iD®* service (an electronic settlement service utilizing NTT DoCoMo's *Mobile Wallet®* mobile phones). This new credit service was made possible through a strategic business alliance between Sumitomo Mitsui Card Co., Ltd. and NTT DoCoMo, Inc. As of the end of September 2006, this business had grown to about 80,000 subscribers and a network of about 55,000 affiliated merchants accepting payments via the *iD®* service.

Sumitomo Mitsui Card will continue to fully leverage the know-how it has accumulated through its business as a comprehensive provider of credit card services to create a settlement system capable of handling the full range of settlement and credit items from small to very large amounts, and thereby enhance our service for settlement system users.

We are continuously working to upgrade the features of our popular online service "*O*ne's *D*irect" by expanding the service menu, thus enhancing customer convenience. This remote banking service was ranked as the industry leader for five consecutive years in the Internet Banking Services ranking by Gomez, Inc., a leading Internet performance rating company. The service was also ranked by Gomez in May 2006 as the leading mobile banking service in Japan. The number of subscribers to "*O*ne's *D*irect" as of September 30, 2006 was 7.0 million, an increase of 400,000 from March 31, 2006.

In addition, some reductions in fees were implemented in October 2006 for remittances made via PCs or mobile phones, and in December 2006 for remittances conducted at teller counters and via ATMs. In these ways, we are constantly working to supply products and services that better meet customers' needs.

Consumer Finance Business

In April 2005, SMBC, Promise, and At-Loan Co., Ltd. (a joint venture between the two companies) began providing a new consumer finance service, leveraging a business alliance formed in September 2004. As of the end of the six-month reporting period, 568 automatic contract machines (ACMs) had been installed in offices in the nationwide networks of the three companies involved, and the combined balance of loans reached approximately ¥244.5 billion.



三井住友カード iD
100円でもケータイで
クレジットの時代はじまる。
http://www.smbc-card.com

Announcing *Mitsui Sumitomo Card iD®*

Topics

"Bank TV" Consulting Booths

SMBC is increasing the number of "Bank TV" consulting booths, where customers can consult with specialists at the bank's call center about housing loans and asset management.



Bank TV uses a TV-phone system which connects the customer to the consultant via the Internet, allowing customers to view various materials on the monitor during phone conversations with a consultant. The service is basically the same as talking with someone face-to-face at the bank office. With this service, SMBC is providing customers with an entirely new medium by which to learn about its housing loans and asset management services.

There were Bank TV consulting booths at seven locations as of December 31, 2006, including within the offices of corporate clients and at shopping centers. SMBC plans to open more Bank TV consulting booths to make this service even more accessible.



Corporate Banking

Enhancing Services for Major Corporate Clients and Other Publicly Traded Companies

SMFG is dedicated to facilitating the business activities of major corporate clients and other publicly traded companies by providing optimal solutions for the increasingly sophisticated and diverse management issues they face and supporting their aggressive business expansion efforts. At SMBC, the Corporate Advisory Division was established in April 2006 to enhance these solution-based services of the Middle Market Banking Unit and the Corporate Banking Unit.

How Project Teams Serve Corporate Clients



Analysis of management issues and execution of strategies
Analysis of issues
Branch offices
Collaboration
Corporate Advisory Division
Collaboration
Research departments
Request for assistance (team enhancement)
Enhancement of project team
Branch offices
Collaboration
Corporate Advisory Division
Research departments
Credit departments
International Banking Unit
Investment Banking Unit
Daiwa Securities SMBC
Other Group companies
Proposals and execution of strategies to solve management issues
Provision of solutions
Provision of solutions
Solutions for management issues and growth in corporate value

The Corporate Advisory Division takes full advantage of its structure, organizing staff into teams by industry to gather and utilize information from external sources and within SMBC. The division uses this information to provide sophisticated financial services that raise the corporate value of client companies. Support includes the formation of project teams made up of staff with specialized skills drawn from the relevant SMBC departments to address specific individual needs and design value-added proposals, and collaboration with Daiwa Securities SMBC Co., Ltd. when necessary.

SMFG's services also reflect the increasingly global scope of management at large corporations. Two major trends are the growth in cross-border M&A activity, and the need for highly sophisticated cash management on a consolidated basis. Expertise in both of these fields has become essential to meeting the requirements of large corporations.

SMFG understands the challenges of the operating environment of forward-looking global companies, and supports them with a system in which SMBC's bases in Japan and overseas cooperate closely with other SMFG subsidiaries.

For example, SMBC supports customers who aim to carry out fund procurement and cash flow management on a global basis by making proposals for the creation of a company responsible for customers' overall fund procurement and management, and the introduction of centralized fund administration systems. In this way, SMFG helps them realize their goals.

SMFG will continue to upgrade its capabilities, offering the sophisticated services that corporate clients need if they are to successfully conduct business operations on a global scale.

Upgrading Services for Midsized Companies and SMEs

The Middle Market Banking Unit of SMBC, along with other SMFG members, offers a diverse lineup of services targeting midsized companies and small and medium-sized enterprises (SMEs). These services reflect our recognition of the important role that the sound development of these companies plays in the growth of Japan's economy.

Recognizing the strong demand among SMEs for unsecured loans, SMBC became a trendsetter among Japanese banks by developing the *Business Select Loan*, which requires no third-party guarantee. Thus far, SMBC has extended *Business Select Loans* totaling ¥4.9 trillion to more than 70,000 SMEs. At the end of September 2006, the outstanding balance of *Business Select Loans* was ¥1.8 trillion. These figures demonstrate the success of this product in meeting a diverse range of SME fund procurement needs. SMBC continues to work on ways to meet the requirements of SMEs, such as through the development of risk-sharing loans offered in cooperation with credit guarantee associations and municipalities. SMBC also plans to supply a variety of information

Unsecured Loans for Midsized Companies and SMEs*



(¥ trillion)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
Loans made
Outstanding balance
2nd half FY2002
1st half FY2003
2nd half FY2003
1st half FY2004
2nd half FY2004
1st half FY2005
2nd half FY2005
1st half FY2006

**Business Select Loans, SMBC Crecer Loans, N-Fund Loans, SMBC-CLO, V-Fund Loans*, etc.

and financial advice. All forms of support will embody added value that reflects the distinctive strengths of SMBC.

With this in mind, SMBC formed the New Business Group and Business Succession Group within the Small and Medium Enterprises Business Promotion Department, which was established in April 2006. These groups offer assistance to growth companies aiming at IPOs, as well as solutions for business succession—an area of business that is recently drawing greater interest and for which demand is increasing—and other issues frequently encountered by SMEs.

In addition, SMBC is upgrading its solution capabilities involving environmental issues and many other fields of particular interest to SMEs and larger companies.

Upgrading Services to Support the Global Development of Midsized Companies and SMEs

In recent years, the globalization of operations has advanced rapidly at SMEs and medium-sized companies. In many cases, parts suppliers follow large manufacturers when they set up factories outside Japan, and other companies are targeting opportunities of their own in overseas markets.

SMBC maintains a system for closely supporting such companies. In addition to its usual international trade settlement services, SMBC provides information on the establishment of overseas operations, and facilitates their financing activities afterwards.

One significant need at many SMEs and larger companies involves reducing the burden of administrative tasks such as financial affairs and accounting procedures overseas. One SMBC solution is an e-banking system for processing payments. In addition, SMBC has developed financial products that allow customers to perform most account settlement procedures in Japan, thereby efficiently strengthening the management process.

At several SMBC branches and offices in Asia, professionals are assigned to service Japanese SMEs. In this way, the bank has built a system through which it can meet the demands of Japanese customers overseas, working in collaboration with its corporate business offices in Japan as well as each related section.

Through these and other global support activities, SMBC will continue to supply SMEs and larger companies operating outside Japan with valuable services that meet all their cross-border financial needs.


外国為替取引の新スタンダード
Global e-Tradeサービス
i-Deal
三井住友銀行
Poster for an Internet banking foreign currency transaction service for corporate clients

Topics

SMBC Starts Free Information Service

In November 2006, SMBC started its Business Information Service, which distributes various types of information to corporate clients at no charge. The objective is to enhance customer satisfaction by supplying value-added services in areas other than loans. The new service is offered to customers who have a *Business Select Loan* balance over a certain amount. With the backup of SMBC Consulting Co., Ltd., SMBC uses fax and e-mail to distribute a variety of information on topics of interest to the managers of SMEs and larger companies. We have assigned dedicated staff to handle direct inquiries from customers regarding the Business Information Service and mail out more detailed brochures when necessary.


「ビジネス・インフォメーション・サービス」のご案内
0120-16-2310
三井住友銀行
Announcing the launch of a new business information service

■ Investment Banking

SMFG uses the resources of SMBC's Investment Banking Unit and other Group companies to provide corporate clients with solutions to their diverse and sophisticated management issues, such as financing, asset management, M&A, risk hedging, and settlement. In every case, the highest priority is placed on providing solutions best suited to increasing corporate value for clients.

Backed by our expertise in these main investment banking activities, SMFG offers the highest caliber of services in Japan. For example, SMBC has staff skilled in structured finance, loan syndications and other fields. Clients can also benefit from the expertise of Daiwa Securities SMBC Co., Ltd. in stock and bond underwriting, M&A advisory services and other fields. Innovation in investment banking further distinguishes SMFG due to its commitment to, and track record in, developing new products and starting new businesses. SMFG is determined to continue meeting customers' expectations through the speedy provision of value-added services.

■ Profits from SMBC Investment Banking Business*



Securities intermediary business
Real estate financing
Structured finance
Securitization of monetary claims, etc.
Loan syndication
(¥ billion)
150
120
90
60
30
0
Fiscal 2003
1st half
Full term
Fiscal 2004
1st half
Full term
Fiscal 2005
1st half
Full term
Fiscal 2006
1st half
Full term (plan)

*Profits managed in SMBC

Topics

Synthetic ESOP

SMBC has developed a financial instrument named "Synthetic ESOP" (employee stock ownership plan) based on similar systems in the U.S. for employee retirement benefits. In this system, the method of securitization is employed for two purposes: firstly, to ensure a consistent supply of shares for ESOP members over the long term; and secondly, to strengthen the role of employees in corporate governance. As an unprecedented concept in Japan, SMBC's Synthetic ESOP has earned high marks from customers.

Mezzanine Finance

Demand for mezzanine finance, such as preferred stock and subordinated loans, is growing as a result of customers seeking to change their capital structure, as well as higher financing needs for buyouts accompanying the growth in the M&A market. SMBC is an active participant in the mezzanine finance market, primarily through a mezzanine fund established jointly with the Development Bank of Japan.

■ International Banking

Primarily through SMBC's overseas network, SMFG serves corporate clients with global operations, working in close cooperation with other Group companies and alliance partners to accommodate specific requirements without being limited by geographic restrictions. We have also drawn up a strategy for proactively capitalizing on business opportunities in emerging markets.

In Asia, we are working to provide even more closely tailored services to support Japanese corporate customers expanding their operations in growing economies such as China and Vietnam. In North America, we are strengthening our business relationships with major players in the U.S., while acquiring greater expertise in cutting-edge financial technology. In addition to the longstanding member countries of the E.U. in Western Europe, we are extending our business operations into Central and Eastern Europe, not to mention Russia, as well as in neighboring regions such as the Middle East. In this way, we aim to provide services globally in order to fully satisfy our customers' requirements.



View of Shanghai

Topics

Expansion of Service Network
SMBC seeks to strengthen its service network by opening specialized branches that target the specific characteristics of each market. Viewing Italy as a promising market for structured finance products, Sumitomo Mitsui Banking Corporation Europe Limited opened a branch in Milan in October 2006. In addition, SMBC is preparing to open a branch in Dubai in March 2007, as well as representative offices in China in the Binhai New District of Tianjin and in the Suzhou Industrial Park in the city of Suzhou, Jiangsu Province.

Establishment of China Division
SMBC has established a China Division, and within this division it has created a Planning Department with the aim of unifying oversight of operations in China. The two new units will allow SMBC to respond even faster to deregulation, market liberalization and other events in China's rapidly growing markets. Through these organizational changes, the bank expects to achieve even higher levels of customer satisfaction through the provision of products and services that meet specific needs, as well as the further reinforcement of risk management and compliance systems.

Support for Customers Starting Overseas Operations
During the six-month period under review, we signed a memorandum of agreement with Amata Corporation, a leading manager of industrial estates in Thailand, and are inviting Japanese companies to set up operations in industrial estates in Thailand and Vietnam. This is just one of the ways in which we provide support to Japanese enterprises in their efforts to open factories and other business bases overseas.

■ Treasury Markets

SMFG aims to provide its clients with world-class support services for their market transaction needs through the Treasury Unit of SMBC. The Treasury Unit undertakes operations in the money, foreign exchange, bond, and derivatives markets. Based on a careful evaluation of each client's needs, we design financial products and services that deliver optimal value-added solutions.

The Treasury Unit focuses on expanding transaction volume, strengthening ALM operations and diversifying fund management channels through the accurate assessment of domestic and overseas market trends to further strengthen profitability, while effectively managing risk.

The Treasury Unit will continue working to fulfill all our customers' market transaction needs by providing comprehensive support services of the highest level.

Through its asset liability management (ALM) and trading operations, the Treasury Unit strives to control market and liquidity risks while maximizing earnings. To do this, it uses an expanded array of investment techniques, including alternative investments, leading to a more diversified investment portfolio and increased arbitrage investment opportunities.

We will continue to pursue optimal capital allocation with a level of risk exposure appropriate to market conditions, with the aim of securing stable profits.



Customers
Corporate Business Offices, Branches
Treasury Unit
Treasury Marketing Dept.
Planning Dept.
Enhance customer convenience by improving our services
Planning, research
Transactions with customers
Orders
Trading Dept.
Foreign exchange transactions
Efficient operation based on order-initiated trades and ALM hedging
Derivative transactions
CD, CP transactions
ALM Operations
Treasury Dept.
Deposits
International Treasury Dept.
Loans
Bonds
Exact ALM operations and liquidity management
Alternative investments
Trading
ALM (Asset Liability Management)
Fund and Bond Transactions
Inter-bank Market

Topics

Expanding Support Systems to Meet User Needs
To further increase customer convenience, SMBC periodically enhances the functions of *i-Deal*, a system that allows customers to conclude foreign exchange contracts and other transactions over the Internet.

We are responding promptly and effectively to the diversification of our customers' needs by such means as expanding our systems for providing foreign exchange risk hedging to customers engaging in large-scale capital transactions such as M&As, and our system for promoting Asian business for Japanese clients through our offices in the ASEAN nations, Hong Kong, and Shanghai.

Diversified Investment and Efficient Use of ALM
The Treasury Unit has been utilizing alternative investments, in addition to derivatives linked to interest rate and foreign exchange movements, thereby diversifying and expanding our menu of investment options. The Treasury Unit also effectively employs ALM operations in response to market movements.

Financial Highlights

Sumitomo Mitsui Financial Group

Six months ended September 30, 2006, 2005 and 2004, and years ended March 31, 2006 and 2005

■ Consolidated

	Millions of yen				
	September 30			March 31	
	2006	2005	2004	2006	2005
For the Interim Period (Year):					
Total income	¥ 1,874,035	¥ 1,819,276	¥ 1,780,844	¥ 3,803,089	¥ 3,589,871
Total expenses	1,472,733	1,307,983	1,684,128	2,759,726	3,698,406
Net income (loss)	243,660	392,327	53,372	686,841	(234,201)
At Interim Period- (Year-) End:					
Total net assets	¥ 4,622,792	¥ 3,262,340	¥ 3,020,911	¥ 4,454,399	¥ 2,775,728
Total assets	102,551,964	102,233,832	101,054,242	107,010,575	99,731,858
Risk-monitored loans	1,148,036	1,788,499	2,868,696	1,243,160	2,227,445
Reserve for possible loan losses	978,999	1,037,217	1,222,391	1,035,468	1,273,560
Net unrealized gains on other securities	1,387,933	897,653	484,076	1,373,337	696,339
Capital ratio	10.07%	11.00%	10.93%	12.39%	9.94%
Number of employees	41,936	41,490	42,339	40,681	40,683
Per Share (Yen):					
Net assets	¥394,556.25	¥261,250.37	¥230,491.11	¥400,168.89	¥164,821.08
Net income (loss)	32,782.19	57,635.50	9,119.40	94,733.62	(44,388.07)
Net income — diluted	27,514.41	44,223.65	5,245.69	75,642.93	—

Notes: 1. Unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month. For details, please refer to page 15.
2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.
3. From this interim period, SMFG applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8).
4. The Accounting Standards Board of Japan (ASBJ) revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No.4). From this interim period, SMFG applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.

■ Nonconsolidated

	Millions of yen				
	September 30			March 31	
	2006	2005	2004	2006	2005
For the Interim Period (Year):					
Operating income	¥ 321,340	¥ 16,206	¥ 205,265	¥ 55,482	¥ 258,866
Operating expenses	1,567	1,737	1,312	3,196	2,644
Net income	318,223	38,435	202,194	73,408	252,228
At Interim Period- (Year-) End:					
Total net assets	¥3,252,213	¥3,312,686	¥3,328,039	¥3,935,426	¥3,319,615
Total assets	3,929,752	3,653,155	3,558,800	4,166,332	3,795,110
Capital stock	1,420,877	1,352,651	1,247,650	1,420,877	1,352,651
Number of shares issued					
Preferred stock	315,101	950,101	994,302	950,101	1,057,188
Common stock	7,733,653	7,303,472	6,205,379	7,424,172	6,273,792
Number of employees	135	122	99	124	115
Per Share (Yen):					
Net assets	¥349,036.81	¥268,549.24	¥279,738.68	¥330,206.27	¥257,487.78
Dividends:					
Common stock	—	—	—	3,000	3,000
Preferred stock (Type 1)	—	—	—	10,500	10,500
Preferred stock (Type 2)	—	—	—	28,500	28,500
Preferred stock (Type 3)	—	—	—	13,700	13,700
Preferred stock (1st series Type 4)	—	—	—	135,000	135,000
Preferred stock (2nd series Type 4)	—	—	—	135,000	135,000
Preferred stock (3rd series Type 4)	—	—	—	135,000	135,000
Preferred stock (4th series Type 4)	—	—	—	135,000	135,000
Preferred stock (5th series Type 4)	—	—	—	135,000	135,000
Preferred stock (6th series Type 4)	—	—	—	135,000	135,000
Preferred stock (7th series Type 4)	—	—	—	135,000	135,000
Preferred stock (8th series Type 4)	—	—	—	135,000	135,000
Preferred stock (9th series Type 4)	—	—	—	135,000	135,000
Preferred stock (10th series Type 4)	—	—	—	135,000	135,000
Preferred stock (11th series Type 4)	—	—	—	135,000	135,000
Preferred stock (12th series Type 4)	—	—	—	135,000	135,000
Preferred stock (13th series Type 4)	/	—	—	/	67,500
Preferred stock (1st series Type 6)	—	—	—	88,500	728
Net income	42,605.28	5,646.36	34,489.13	6,836.35	38,302.88

Notes: 1. All SMFG employees are on secondment assignment from SMBC and another Group company.
2. From this interim period, SMFG applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8).
3. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No.4). From this interim period, SMFG applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.

Sumitomo Mitsui Banking Corporation

Six months ended September 30, 2006, 2005 and 2004, and years ended March 31, 2006 and 2005

■ Consolidated

	Millions of yen				
	September 30			March 31	
	2006	2005	2004	2006	2005
For the Interim Period (Year):					
Total income	**¥ 1,401,690**	¥ 1,308,406	¥ 1,355,055	¥ 2,789,433	¥ 2,699,202
Total expenses	**1,037,617**	894,129	1,289,905	1,903,374	2,875,897
Net income (loss)	**220,078**	310,772	31,379	563,584	(278,995)
At Interim Period- (Year-) End:					
Total net assets	**¥ 4,497,004**	¥ 3,080,642	¥ 2,695,749	¥ 3,598,294	¥ 2,633,912
Total assets	**100,049,543**	99,841,434	98,632,829	104,418,597	97,478,308
Risk-monitored loans	**1,129,117**	1,755,763	2,808,404	1,219,383	2,186,739
Reserve for possible loan losses	**949,212**	1,003,154	1,183,025	1,006,223	1,239,882
Net unrealized gains on other securities	**1,438,792**	876,146	474,107	1,337,192	678,527
Capital ratio	**10.86%**	11.19%	11.03%	10.77%	10.60%
Number of employees	**32,082**	33,717	34,284	32,918	32,868
Per Share (Yen):					
Net assets	**¥54,445.50**	¥32,069.28	¥28,901.73	¥41,444.83	¥23,977.62
Net income (loss)	**3,963.89**	5,628.61	571.79	9,864.54	(5,300.46)
Net income — diluted	**3,897.22**	5,479.30	544.38	9,827.19	—

■ Nonconsolidated

	Millions of yen				
	September 30			March 31	
	2006	2005	2004	2006	2005
For the Interim Period (Year):					
Total income	**¥ 1,166,046**	¥ 1,094,146	¥ 1,140,745	¥ 2,322,699	¥ 2,290,935
Total expenses	**867,695**	739,030	1,027,674	1,576,026	2,391,014
Net income (loss)	**183,646**	298,766	118,554	519,520	(136,854)
(Appendix)					
Gross banking profit (A)	**609,120**	766,648	762,716	1,552,033	1,522,861
Banking profit	**311,609**	498,568	821,314	810,593	1,291,972
Banking profit (before provision for general reserve for possible loan losses)	**311,609**	474,233	471,580	965,573	940,495
Expenses (excluding nonrecurring losses)(B)	**297,511**	292,415	291,136	586,459	582,365
Expense ratio (B)/(A)	**48.8%**	38.1%	38.2%	37.8%	38.2%
At Interim Period- (Year-) End:					
Total net assets	**¥ 3,492,390**	¥ 3,171,235	¥ 2,756,776	¥ 3,634,776	¥ 2,752,735
Total assets	**93,149,162**	93,293,761	92,742,940	97,443,428	91,129,776
Deposits	**68,541,049**	65,983,526	65,250,782	68,222,167	65,591,627
Loans and bills discounted	**53,902,477**	50,949,158	50,723,607	51,857,559	50,067,586
Securities	**22,047,445**	23,039,486	23,524,899	25,202,541	23,676,696
Risk-monitored loans	**833,503**	1,351,621	2,390,768	914,173	1,735,863
Problem assets based on the Financial Reconstruction Law	**866,734**	1,406,027	2,484,350	960,095	1,824,622
Reserve for possible loan losses	**771,822**	772,141	962,583	816,437	989,121
Net unrealized gains on other securities	**1,417,430**	851,571	457,372	1,316,206	651,385
Trust assets and liabilities	**1,288,805**	880,586	560,087	1,305,915	777,177
Loans and bills discounted	**8,080**	9,880	5,490	7,870	9,780
Securities	**241,904**	150,999	27,788	238,205	81,840
Capital stock	**664,986**	664,986	559,985	664,986	664,986
Number of shares issued (in thousands)					
Preferred stock	**900**	900	830	900	900
Common stock	**56,202**	55,212	55,212	55,212	55,212
Number of employees	**16,686**	16,806	17,658	16,050	16,338
Selected Ratios:					
Capital ratio	**11.48%**	12.00%	11.35%	11.35%	11.32%
Return on Equity	**13.53%**	36.07%	14.65%	26.57%	—%
Per Share (Yen):					
Net assets	**¥54,933.11**	¥33,710.06	¥30,007.03	¥42,105.57	¥26,129.71
Dividends:					
Common stock	**—**	—	—	5,714	683
Preferred stock (Type 1)	**—**	—	—	10,500	10,500
Preferred stock (Type 2)	**—**	—	—	28,500	28,500
Preferred stock (Type 3)	**—**	—	—	13,700	13,700
Preferred stock (1st series Type 6)	**—**	—	—	88,500	485
Net income (loss)	**3,307.70**	5,411.16	2,160.29	9,066.46	(2,718.23)
Net income — diluted	**3,252.19**	5,267.66	2,057.29	9,050.63	—

Notes: 1. Please refer to page 68 for the definitions of risk-monitored loans and problem assets based on the Financial Reconstruction Law.
2. Unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." The values of stocks are calculated using the average market prices during the final month. For details, please refer to page 19.
3. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees, temporary staff, and executive officers who are not also Board members.
4. From this interim period, SMBC applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8).
5. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No.4). From this interim period, SMBC applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.

Sumitomo Mitsui Financial Group (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

The following is a summary of SMFG's consolidated financial results for the first half of fiscal 2006, the six-month period ended September 30, 2006.

1. Operating Results

Operating results for the first half of fiscal 2006 include the results of 176 consolidated subsidiaries (126 in Japan and 50 overseas) and 61 subsidiaries and affiliates accounted for by the equity method (34 in Japan and 27 overseas).

Gross profit showed a year-on-year decrease of ¥136.1 billion to ¥885.8 billion. As a result of a reduction in the bond portfolio in anticipation of higher interest rates in both Japan and the United States, the Group suffered a sharp decrease in gains on investments in bonds (including Japanese government bonds) within the category of "other operating income."

After factoring in general and administrative expenses, credit cost and gains on stocks, ordinary profit decreased ¥106.6 billion year on year to ¥357.1 billion.

Net extraordinary gains and income taxes under tax-effect accounting resulted in a net income of ¥243.6 billion, a year-on-year decrease of ¥148.6 billion.

Number of Consolidated Subsidiaries, and Subsidiaries and Affiliates Accounted for by the Equity Method

September 30, 2006 and 2005, and March 31, 2006

	September 30, 2006	September 30, 2005	March 31, 2006
Consolidated subsidiaries	**176**	166	162
Subsidiaries and affiliates accounted for by the equity method	**61**	59	63

Income Summary

Six months ended September 30, 2006 and 2005, and year ended March 31, 2006

	Millions of yen		
	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Consolidated gross profit	**¥885,809**	¥1,021,916	¥2,090,149
Net interest income	**559,615**	553,715	1,161,607
Trust fees	**1,416**	4,285	8,631
Net fees and commissions	**283,394**	278,707	619,591
Net trading income	**51,613**	12,259	32,807
Net other operating income	**(10,230)**	172,948	267,511
General and administrative expenses	**(432,705)**	(421,626)	(853,796)
Credit cost (A)	**(64,977)**	(176,525)	(333,571)
Write-off of loans	**(57,626)**	(42,681)	(69,355)
Provision for specific reserve for possible loan losses	**—**	(143,816)	(45,047)
Provision for general reserve for possible loan losses	**—**	39,495	(120,078)
Others	**(7,350)**	(29,522)	(99,091)
Gains on stocks	**10,370**	35,265	47,119
Equity in earnings (losses) of affiliates	**(32,344)**	14,081	31,887
Other income (expenses)	**(9,016)**	(9,342)	(18,233)
Ordinary profit	**357,136**	463,768	963,554
Extraordinary gains (losses)	**44,165**	47,524	79,807
Losses on impairment of fixed assets	**(2,006)**	(10,580)	(12,303)
Gains on reversal of reserve for possible loan losses (B)	**6,470**	—	—
Gains on collection of written-off claims (C)	**542**	371	31,584
Gains on return of securities from retirement benefits trust	**36,330**	—	—
Income before income taxes and minority interests	**401,302**	511,293	1,043,362
Income taxes:			
Current	**(42,273)**	(32,367)	(69,818)
Deferred	**(86,218)**	(60,672)	(226,901)
Minority interests in net income	**(29,149)**	(25,925)	(59,800)
Net income	**¥243,660**	¥ 392,327	¥ 686,841
Total credit cost (A) + (B) + (C)	**¥ (57,963)**	¥ (176,525)	¥ (301,987)
[Reference]			
Consolidated banking profit (Billions of yen)	**¥ 426.4**	¥ 579.6	¥ 1,225.4

Notes: 1. Consolidated gross profit = (Interest income − Interest expenses) + Trust fees + (Fees and commissions (income) − Fees and commissions (expenses)) + (Trading profits − Trading losses) + (Other operating income − Other operating expenses)
2. Total credit cost for six months ended September 30, 2006 and year ended March 31, 2006 include gains on collection of written-off claims.
3. Consolidated banking profit = SMBC's nonconsolidated banking profit (before provision for general reserve for possible loan losses) + SMFG's ordinary profit + Other subsidiaries' ordinary profit (excluding nonrecurring factors) + Equity method affiliates' ordinary profit x Ownership ratio − Internal transactions (dividends, etc.)

Deposits (excluding negotiable certificates of deposit) as of September 30, 2006, stood at ¥72,165.5 billion, a ¥1,331.4 billion increase compared with the previous fiscal year-end. Negotiable certificates of deposit stood at ¥2,492.3 billion, a decrease of ¥216.2 billion over the same period.

Loans and bills discounted increased ¥1,917.2 billion to ¥59,184.4 billion, while securities decreased ¥3,154.2 billion to ¥22,351.6 billion.

Net assets came to ¥4,622.7 billion, of which stockholders' equity amounted to ¥2,835.6 billion, and valuation and translation adjustments came to ¥725.1 billion.

Assets, Liabilities and Net Assets

September 30, 2006 and 2005, and March 31, 2006

	Millions of yen		
	September 30, 2006	September 30, 2005	March 31, 2006
Assets	**¥102,551,964**	¥102,233,832	¥107,010,575
Securities	**22,351,635**	23,579,596	25,505,861
Loans and bills discounted	**59,184,457**	56,095,034	57,267,203
Liabilities	**97,929,171**	97,896,973	101,443,151
Deposits	**72,165,553**	69,242,541	70,834,125
Negotiable certificates of deposit	**2,492,353**	2,529,775	2,708,643
Minority interests	**/**	1,074,517	1,113,025
Net assets	**4,622,792**	3,262,340	4,454,399

Note: From this interim period, SMFG applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8). Minority interests are included in net assets with an application of these standards.

2. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities as of September 30, 2006 amounted to ¥1,371.9 billion, which was an increase of ¥29.1 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust"), changes in which are directly credited to net assets, increased by ¥14.6 billion over the same period, to ¥1,388.1 billion.

Unrealized Gains (Losses) on Securities

September 30, 2006 and March 31, 2006

	Millions of yen						
	September 30, 2006				March 31, 2006		
	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ (16,195)**	**¥ 14,586**	**¥ 375**	**¥ 16,571**	¥ (30,781)	¥ 580	¥ 31,361
Other securities	**1,387,933**	**14,596**	**1,652,324**	**264,391**	1,373,337	1,771,170	397,833
Stocks	**1,598,922**	**(103,768)**	**1,619,410**	**20,487**	1,702,690	1,722,129	19,438
Bonds	**(176,252)**	**120,981**	**1,354**	**177,607**	(297,233)	988	298,222
Others	**(34,736)**	**(2,616)**	**31,558**	**66,295**	(32,120)	48,052	80,172
Other money held in trust	**217**	**8**	**236**	**18**	209	209	—
Total	**1,371,955**	**29,190**	**1,652,936**	**280,980**	1,342,765	1,771,960	429,195
Stocks	**1,598,922**	**(103,768)**	**1,619,410**	**20,487**	1,702,690	1,722,129	19,438
Bonds	**(192,670)**	**135,618**	**1,508**	**194,178**	(328,288)	1,294	329,583
Others	**(34,296)**	**(2,660)**	**32,017**	**66,314**	(31,636)	48,535	80,172

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Cash and due from banks & Deposits with banks" and on beneficiary claims on loan trust in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks are mainly calculated using average market prices during the final month of the respective reporting period. The rest of the securities are valuated at market prices as of the balance sheet date.
3. "Other securities" and "Other money held in trust" are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains on other securities as of March 31, 2006 include losses of ¥3,193 million that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Stockholders' equity.

3. Consolidated Capital Ratio

SMFG's consolidated capital ratio (BIS guidelines) as of September 30, 2006 was 10.07%. (Please refer to "Capital Ratio" on page 57 for more information.)

Total capital, which constitutes the numerator in the capital ratio calculation equation, was ¥6,844.8 billion, representing a ¥1,249.4 billion decrease from the previous fiscal year-end. This was mainly the result of the repayment of public funds.

On the other hand, risk-weighted assets, the denominator in the equation, increased ¥2,623.5 billion to ¥67,945.8 billion from the previous fiscal year-end. This was principally attributable to an increase in lending in response to demand from customers both in Japan and overseas.

Consolidated Capital Ratio

September 30, 2006 and 2005, and March 31, 2006

	Millions of yen		
	September 30, 2006	September 30, 2005	March 31, 2006
Tier I capital (A)	**¥ 3,737,747**	¥ 3,746,083	¥ 4,645,905
Tier II capital included as qualifying capital (B)	**3,737,747**	3,746,083	4,067,736
Deductions (C)	**(630,601)**	(548,006)	(619,279)
Total capital (D) = (A) + (B) − (C)	**6,844,893**	6,944,161	8,094,361
Risk-adjusted assets (E)	**67,945,876**	63,127,899	65,322,349
Capital ratio = (D) / (E) × 100	**10.07%**	11.00%	12.39%

4. Deferred Tax Assets

Net deferred tax assets decreased by ¥28.6 billion from the previous fiscal year-end, to stand at ¥973.4 billion. This decline was attributable to the posting of an income before income taxes and an increase in unrealized gains on other (available-for-sale) securities. We have been adopting a conservative stance on the recording of deferred tax assets in consideration of the need to secure a sound financial position.

Deferred Tax Assets

September 30, 2006 and 2005, and March 31, 2006

	Millions of yen		
	September 30, 2006	September 30, 2005	March 31, 2006
Net deferred tax assets	**¥973,448**	¥1,367,233	¥1,002,125
Net deferred tax assets / Tier I capital × 100	**26.0%**	36.5%	21.6%

Sumitomo Mitsui Banking Corporation (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

The following is a summary of SMBC's nonconsolidated financial results for the first half of fiscal 2006, the six-month period ended September 30, 2006.

1. Operating Results

Banking profit (before provision for general reserve for possible loan losses) in the first half of fiscal 2006 decreased ¥162.6 billion to ¥311.6 billion year on year, as a result of a ¥157.5 billion decrease in gross banking profit to ¥609.1 billion, and a ¥5.0 billion increase in expenses (excluding nonrecurring losses) to ¥297.5 billion.

Ordinary profit, calculated by adjusting banking profit (before provision for general reserve for possible loan losses) for nonrecurring items such as credit cost and gains on stocks, decreased ¥90.7 billion to ¥269.0 billion.

After adjusting ordinary profit for extraordinary gains and losses, and for income taxes, net income came to ¥183.6 billion, a year-on-year decrease of ¥115.1 billion.

2. Income Analysis

Gross Banking Profit

Gross banking profit in the first half of fiscal 2006 decreased ¥157.5 billion year on year to ¥609.1 billion.

This was the result of a decrease of ¥90 billion in gains on investments in bonds (including Japanese government bonds) within the category of "other operating income," principally as a result of a reduction in the bond portfolio in anticipation of higher interest rates in both Japan and the United States.

Expenses

Expenses (excluding nonrecurring losses) increased ¥5.0 billion year on year, to ¥297.5 billion. This increase was mainly attributable to higher non-personnel expenses incurred as part of our policy of aggressive investment in priority business fields.

Banking Profit

Banking profit (before provision for general reserve for possible loan losses) decreased ¥162.6 billion year on year, to ¥311.6 billion.

Banking Profit

Six months ended September 30, 2006 and 2005, and year ended March 31, 2006

	Millions of yen		
	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Gross banking profit	**¥609,120**	¥766,648	¥1,552,033
[Gross domestic banking profit]	**[540,056]**	[626,576]	[1,266,488]
[Gross international banking profit]	**[69,064]**	[140,071]	[285,545]
Net interest income	**443,810**	454,350	954,544
Trust fees	**1,407**	4,284	8,626
Net fees and commissions	**159,486**	163,433	366,675
Net trading income	**40,125**	3,570	11,937
Net other operating income (loss)	**(35,709)**	141,009	210,248
[Gross banking profit (excluding gains (losses) on bonds)]	**[670,813]**	[738,282]	[1,562,354]
Expenses (excluding nonrecurring losses)	**(297,511)**	(292,415)	(586,459)
Personnel expenses	**(96,868)**	(98,888)	(192,359)
Nonpersonnel expenses	**(183,893)**	(177,046)	(360,720)
Taxes	**(16,749)**	(16,480)	(33,379)
Banking profit (before provision for general reserve for possible loan losses)	**311,609**	474,233	965,573
[Banking profit (before provision for general reserve for possible loan losses and gains (losses) on bonds)]	**[373,301]**	[445,867]	[975,894]
Provision for general reserve for possible loan losses	**—**	24,335	(154,980)
Banking profit	**311,609**	498,568	810,593

<Reference>

Banking Profit by Business Unit

Six months ended September 30, 2006

	Billions of yen						
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	Total
Banking profit (losses) (before provision for general reserve for possible loan losses)	¥68.1	¥197.0	¥74.7	¥34.7	¥ (8.8)	¥(54.1)	¥311.6
Year-on-year increase (decrease)	(3.8)	(42.9)	(9.2)	5.0	(123.4)	11.7	(162.6)

Notes: 1. Year-on-year comparisons are those used for internal reporting and exclude changes due to interest rate and foreign exchange rate fluctuations.
2. "Others" consists of (1) financing costs on preferred securities and subordinated debt, (2) profit earned on investing the Bank's own capital, and (3) adjustment of inter-unit transactions, etc.

Nonrecurring Losses (Credit Cost, etc.)

Nonrecurring losses amounted to ¥42.5 billion, representing a ¥96.2 billion improvement year on year. This was caused principally by a decrease of ¥107.2 billion in credit cost. Total credit cost amounted to ¥33.2 billion, which was calculated after deduction of gains on the reversal of reserves for possible loan losses and gains on the collection of written-off claims (registered as extraordinary gains) from the above-mentioned credit cost in the amount of ¥46.7 billion. (Please refer to the "Asset Quality" section beginning on page 20 for more information on credit cost and problem assets.)

Ordinary Profit

As a result of the foregoing, ordinary profit decreased ¥90.7 billion year on year to ¥269.0 billion.

Extraordinary Gains (Losses)

Net extraordinary gains amounted to ¥29.2 billion, which compared with net extraordinary losses of ¥4.7 billion for the previous first-half period.

Net Income

Income taxes prior to the application of tax-effect accounting amounted to ¥7.7 billion, and deferred income taxes under tax-effect accounting amounted to ¥106.9 billion. As a result of the various factors described above, net income decreased ¥115.1 billion to ¥183.6 billion year on year.

Ordinary Profit and Net Income

Six months ended September 30, 2006 and 2005, and year ended March 31, 2006

	Millions of yen		
	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Banking profit (before provision for general reserve for possible loan losses)	**¥311,609**	¥ 474,233	¥ 965,573
Provision for general reserve for possible loan losses (A)	**—**	24,335	(154,980)
Banking profit	**311,609**	498,568	810,593
Nonrecurring gains (losses)	**(42,531)**	(138,790)	(89,659)
Credit cost (B)	**(46,701)**	(153,994)	(106,560)
Gains (losses) on stocks	**8,720**	24,942	25,460
Gains on sale of stocks	**14,742**	34,137	70,085
Losses on sale of stocks	**(97)**	(360)	(13,367)
Losses on devaluation of stocks	**(5,924)**	(8,833)	(31,257)
Others	**(4,550)**	(9,738)	(8,559)
Ordinary profit	**269,078**	359,778	720,933
Extraordinary gains (losses)	**29,272**	(4,662)	25,739
Gains (losses) on disposal of premises and equipment	**—**	665	1,457
Gains (losses) on disposal of fixed assets	**(864)**	—	—
Losses on impairment of fixed assets	**(1,457)**	(5,288)	(6,300)
Gains on reversal of reserve for possible loan losses (C)	**13,330**	—	—
Gains on collection of written-off claims (D)	**137**	12	30,605
Gains on return of securities from retirement benefits trust	**36,330**	—	—
Losses on liquidation of subsidiary	**(18,203)**	—	—
Income taxes:			
Current	**(7,753)**	(5,081)	(13,512)
Deferred	**(106,951)**	(51,267)	(213,639)
Net income	**¥183,646**	¥ 298,766	¥ 519,520
Total credit cost (A) + (B) + (C) + (D)	**¥ (33,233)**	¥(129,659)	¥(230,935)
Provision for general reserve for possible loan losses	**19,549**	24,335	(154,980)
Write-off of loans	**(39,937)**	(16,804)	(12,650)
Provision for specific reserve for possible loan losses	**(6,265)**	(122,647)	(15,825)
Losses on sales of delinquent loans	**(6,764)**	(14,746)	(79,659)
Provision for loan loss reserve for specific overseas countries	**46**	202	1,575
Gains on collection of written-off claims	**137**	/	30,605

Note: Total credit cost for six months ended September 30, 2006 and year ended March 31, 2006 include gains on collection of written-off claims.

3. Assets, Liabilities and Net Assets

Total Assets

SMBC's total assets as of September 30, 2006 stood at ¥93,149.1 billion on a nonconsolidated basis, a ¥4,294.2 billion decrease compared with the previous fiscal year-end. This decrease was the result of a decrease of ¥3,155.0 billion in the balance of securities held, owing to the divestiture of securities in anticipation of higher interest rates. Additionally, a decline in cash and due from the Bank of

Japan (BOJ), as a result of the ending of the BOJ's quantitative monetary easing policy, led to a fall of ¥2,745.7 billion in cash and due from banks, which more than offset a year-on-year increase of ¥2,044.9 billion in lending to customers both in Japan and overseas.

Total Liabilities

Total liabilities as of September 30, 2006 decreased ¥4,151.8 billion to ¥89,656.7 billion from the previous fiscal year-end. This was mainly attributable to a decrease in fund procurement in line with the shrinkage of the bank's assets, which more than offset a ¥1,076.4 billion increase in deposits held (principally from overseas depositors).

Net Assets

Net assets amounted to ¥3,492.3 billion as of September 30, 2006. Of this, stockholders' equity stood at ¥2,710.3 billion, which consisted of capital stock of ¥664.9 billion, a capital surplus of ¥1,367.5 billion (¥702.5 billion for the remaining portion after deduction of the legal reserve portion), and retained earnings of ¥677.8 billion. Valuation and translation adjustments amounted to ¥782.0 billion. Of this, net unrealized gains on other securities stood at ¥841.6 billion, along with a land revaluation excess of ¥24.5 billion, which more than offset net deferred losses on hedging instruments of ¥84.1 billion.

Assets, Liabilities and Net Assets

September 30, 2006 and 2005, and March 31, 2006

	Millions of yen		
	September 30, 2006	September 30, 2005	March 31, 2006
Assets	**¥93,149,162**	¥93,293,761	¥97,443,428
Securities	**22,047,445**	23,039,486	25,202,541
Loans and bills discounted	**53,902,477**	50,949,158	51,857,559
Liabilities	**89,656,772**	90,122,526	93,808,652
Deposits	**66,147,242**	63,380,886	65,070,784
Negotiable certificates of deposit	**2,393,807**	2,602,639	3,151,382
Net assets	**3,492,390**	3,171,235	3,634,776

Note: From this interim period, SMBC applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8).

4. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities as of September 30, 2006 amounted to ¥1,434.2 billion, which was a decrease of ¥118.9 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust"), changes in which are recorded in net assets, increased by ¥101.2 billion over the same period, to ¥1,417.6 billion.

The increase in unrealized gains on other securities was attributable to an improvement in the balance of unrealized gains/losses on bond holdings.

Unrealized Gains (Losses) on Securities

September 30, 2006 and March 31, 2006

	Millions of yen						
	September 30, 2006				March 31, 2006		
	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ (16,195)**	**¥ 14,587**	**¥ 374**	**¥ 16,570**	¥ (30,782)	¥ 577	¥ 31,359
Stocks of subsidiaries and affiliates	**32,776**	**(234,799)**	**103,063**	**70,286**	267,575	270,285	2,710
Other securities	**1,417,430**	**101,224**	**1,669,272**	**251,841**	1,316,206	1,695,589	379,383
Stocks	**1,622,075**	**(10,329)**	**1,639,651**	**17,575**	1,632,404	1,649,881	17,476
Bonds	**(169,151)**	**113,103**	**618**	**169,770**	(282,254)	727	282,981
Others	**(35,493)**	**(1,550)**	**29,002**	**64,495**	(33,943)	44,980	78,924
Other money held in trust	**217**	**8**	**236**	**18**	209	209	—
Total	**1,434,229**	**(118,979)**	**1,772,946**	**338,716**	1,553,208	1,966,661	413,453
Stocks	**1,654,852**	**(245,127)**	**1,742,714**	**87,862**	1,899,979	1,920,166	20,186
Bonds	**(185,568)**	**127,739**	**771**	**186,340**	(313,307)	1,033	314,341
Others	**(35,053)**	**(1,590)**	**29,460**	**64,514**	(33,463)	45,460	78,924

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Cash and due from banks & Deposits with banks" and on beneficiary claims on loan trust and commodity investment trusts in "Commercial paper and other debt purchased."

2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated using average market prices during the final month of the respective reporting period. The rest of the securities are valuated at market prices as of the balance sheet date.

3. "Other securities" and "Other money held in trust" are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains on other securities as of March 31, 2006 include losses of ¥3,193 million that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Stockholders' equity.

Asset Quality

Current Status of Problem Assets

SMBC continues to improve the quality of its assets in fiscal 2006 as it implements initiatives aimed at building a much stronger financial base for supporting sustainable growth.

The total credit cost for the six-month reporting period, ended September 2006, declined by ¥96.5 billion from the corresponding period of the previous year, to ¥33.2 billion.

The balance of non-performing loans (NPLs)—referred to as "problem assets" under the Financial Reconstruction Law—stood at ¥866.7 billion as of the end of September 2006, and the NPL ratio (the ratio of problem assets to total assets) was 1.5%. We will continue to leverage the know-how we have accumulated in the course of implementing NPL workouts to actively develop business opportunities in corporate revitalization support services and new business areas.

I. Self-Assessment, Write-Offs, and Reserves

1. Self-Assessment

SMBC conducts rigorous self-assessment of asset quality using criteria based on the *Financial Inspection Manual* of the Financial Services Agency and the *Practical Guideline* published by the Japanese Institute of Certified Public Accountants. Self-assessment is the latter stage of the obligor grading process for determining the borrower's ability to fulfill debt obligations, and the obligor grade criteria are consistent with the categories used in self-assessment.

At the same time, self-assessment is a preparatory task for ensuring SMBC's asset quality and calculating the appropriate level of write-offs and reserves. Each asset is assessed individually for its security and collectibility. Depending on the borrower's current situation, the borrower is assigned to one of five categories: Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers. Based on the borrower's category, claims on the borrower are classified into Classification I, II, III, and IV assets according to their default and impairment risk levels, taking into account such factors as collateral and guarantees. As part of our efforts to bolster risk management throughout the Group, our consolidated subsidiaries carry out self-assessment in substantially the same manner.

Borrower Categories, Defined

Normal Borrowers	Borrowers with good business performance and in good financial standing without identified problems
Borrowers Requiring Caution	Borrowers identified for close monitoring
Potentially Bankrupt Borrowers	Borrowers perceived to have a high risk of falling into bankruptcy
Effectively Bankrupt Borrowers	Borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt
Bankrupt Borrowers	Borrowers that have been legally or formally declared bankrupt

Asset Classifications, Defined

Classification I	Assets not classified under Classifications II, III, or IV
Classification II	Assets perceived to have an above-average risk of noncollectibility
Classification III	Assets for which final collection or asset value is very doubtful and which pose a high risk of incurring a loss
Classification IV	Assets assessed as uncollectible or worthless

2. Asset Write-Offs and Reserves

In cases where claims have been determined to be uncollectible, or deemed to be uncollectible, write-offs signify the recognition of losses on the account books with respect to such claims. Write-offs can be made either in the form of loss recognition by offsetting uncollectible amounts against corresponding balance sheet items, referred to as a direct write-off, or else by recognition of a loan loss provision on a contra-asset account in the amount deemed uncollectible, referred to as an indirect write-off. Recognition of indirect write-offs is generally known as provision of reserves.

SMBC's write-off and reserve criteria for each self-assessment borrower category are shown in the table below. As part of our overall measures to strengthen risk management throughout the Group, all consolidated subsidiaries use substantially the same standards as SMBC for write-offs and reserves.

Self-Assessment Borrower Categories	Standards for Write-Offs and Reserves
Normal Borrowers	Amounts are recorded as general reserves in proportion to the expected losses over the next 12 months based on the historical bankruptcy rate for each obligor grading.
Borrowers Requiring Caution	These assets are divided into groups according to the risk of default. Amounts are recorded as general reserves in proportion to the expected losses based on the historical bankruptcy rate for each group. The groups are "claims to substandard borrowers," and "claims to other borrowers requiring caution" excluding claims to substandard borrowers. For the latter, the borrower's financial position and credit situation are additionally taken into account for establishing sub-groups. Additionally, SMBC uses the discounted cash flow (DCF) method to calculate the amount of reserve for possible losses on large-scale claims.
Potentially Bankrupt Borrowers	SMBC sets specific reserves for possible loan losses on the portion of Classification III assets (calculated for each borrower) not secured by collateral, guarantee, or other means. In addition, SMBC applies the discounted cash flow (DCF) method to large-scale claims for calculating individual amounts on the condition of rational estimates of future cash flows.
Effectively Bankrupt/ Bankrupt Borrowers	SMBC calculates the amount of Classification III assets and Classification IV assets for each borrower, and writes off the full amount of Classification IV assets (deemed to be uncollectible or of no value) and sets aside specific reserves for possible loan losses against the full amount of Classification III assets.

Notes	General reserve	Provisions made in accordance with general inherent default risks of loans, unrelated to specific individual loans or other claims
	Specific reserve	Provisions made for claims that have been found uncollectable in part or in total (individually evaluated claims)

Discounted Cash Flow Method

SMBC utilizes the discounted cash flow (DCF) method to calculate the amount of reserves required to cover possible losses on large-scale claims to substandard borrowers and potentially bankrupt borrowers. The DCF method is applied in cases where it is reasonable to estimate the future cash inflow of the borrower that can be used for repayment of the principal and the payment of interest on the debt. SMBC then makes provisions equivalent to the excess of the book value of the claims over the said cash inflow, discounted by the initial contractual interest rate or the effective interest rate at the time of origination. In this way, we provide sufficient reserves against the risk of a future deterioration in asset quality.

One of the major advantages of the DCF method over conventional methods of calculating the amount of reserves required to cover possible loan losses is that it enables effective evaluation of each individual borrower. In the case of this method, the required amount of reserves may vary according to the basic data used in applying the DCF method, such as estimated future cash flow based on the borrower's business reconstruction plan, the applied discount rate, and the probability of the borrower going into bankruptcy. Thus, SMBC makes every effort to utilize timely and appropriate data to realize the most accurate estimates possible.

II. Credit Cost

The amount required for the disposal of NPLs—known as "credit cost"—refers to the additional provision for loan losses in the case of provisioning, and the difference between the amount of uncollectible loans and provisions already made in the case of write-offs. The credit cost for the first half of fiscal 2006 is shown in the table below.

■ Credit Cost (SMBC Nonconsolidated; six months ended September 30, 2006)

(Billions of yen)

Total Credit cost	¥ 33.2
Provision for general reserve for possible loan losses	(19.5)
Write-off of loans	39.9
Provision for specific reserve	6.2
Losses on sale of loans	6.7
Provision for loan loss reserve for specific overseas countries	(0.0)
Gains on collection of written-off claims	(0.1)
Reserve for possible loan losses	¥771.9
Amount of direct reduction	¥537.0

■ Credit Cost (SMFG Consolidated; six months ended September 30, 2006)

(Billions of yen)

Total credit cost	¥ 58.0
Reserve for possible loan losses	¥979.0
Amount of direct reduction	¥750.5

Note: Gains on collection of written-off claims are included in total credit cost since fiscal 2005.

■ Reserve for Possible Loan Losses (September 30, 2006)

(Billions of yen)

	SMBC (Nonconsolidated)	SMFG (Consolidated)
Reserve for possible loan losses	¥771.9	¥979.0
General reserve	553.5	712.8
Specific reserve	216.1	263.9
Loan loss reserve for specific overseas countries	2.3	2.3

III. Disclosure of Problem Assets and Off-Balancing

1. Disclosure of Problem Assets

Problem assets are loans and other claims of which recovery of either principal or interest appears doubtful, and are disclosed in accordance with the Banking Law (in which they are referred to as "risk-monitored loans") and the Financial Reconstruction Law (where they are referred to as "problem assets"). Problem assets are classified based on the borrower categories assigned during self-assessment. The following tables explain the asset classification stipulated by the Financial Reconstruction Law and the differences between risk-monitored loans and problem assets.

Classification of Problem Assets Based on the Financial Reconstruction Law

Bankrupt and quasi-bankrupt assets	This category is defined as the sum of claims on Bankrupt Borrowers and Effectively Bankrupt Borrowers under self-assessment, excluding Classification IV assets, which are fully written off. Classification III assets are fully covered by reserves, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Doubtful assets	This category is defined as claims on Potentially Bankrupt Borrowers under self-assessment. Specific reserves are set aside for Classification III assets, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Substandard loans	This category is defined as claims on Borrowers Requiring Caution under self-assessment. This category comprises past due loans (three months or more) and restructured loans.
Normal assets	This category is defined as the term-end sum of loans, securities lending, import and export, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees that are not included in the other three categories.

Note: Based on the borrower's category under self-assessment, claims on the borrower are categorized as Classification I, II, III, and IV assets according to their default and impairment risk levels. (Please refer to page 20 for the asset classification table.)

❑ Problem Assets Based on the Financial Reconstruction Law, and Risk-Monitored Loans



Category of borrowers under self-assessment
Problem assets based on the Financial Reconstruction Law
Risk-monitored loans
Total loans
Other assets
Total loans
Other assets
Bankrupt Borrowers
Effectively Bankrupt Borrowers
Potentially Bankrupt Borrowers
Borrowers Requiring Caution
Normal Borrowers
Bankrupt and quasi-bankrupt assets
Doubtful assets
Substandard loans
(Normal assets)
Bankrupt loans
Non-accrual loans
Past due loans (3 months or more)
Restructured loans
(C)
(A)
(B)
(C)

The disclosure of risk-monitored loans corresponds exactly to the disclosure of problem assets based on the Financial Reconstruction Law, except for such non-loan assets as securities lending, import and export, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees, which are not subject to disclosure.

Since overdue interest from borrowers classified under self-assessment as Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers is, as a rule, not recognized as accrued interest, the amount is not included in the problem assets disclosed on the basis of the Financial Reconstruction Law.

2. Problem Asset Disclosure Amounts

The amounts of problem assets (as defined in the Financial Reconstruction Law) and risk-monitored loans, as of September 30, 2006, are shown on the following page. The balance of problem assets held by SMBC as of the end of September 2006 was ¥866.7 billion, a decline of ¥93.4 billion compared with the ¥960.1 billion recorded at the previous term-end. The NPL ratio improved by 0.2 percentage point from the end of fiscal 2005, to 1.5%. We will continue working to prevent the reoccurrence of further NPL problems through support for corporate revitalization and by helping our customers to upgrade their borrower categories. In parallel with these initiatives, we will continue taking proactive measures to further enhance the soundness of the bank's credit portfolio.

■ Problem Assets Based on the Financial Reconstruction Law (September 30, 2006)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2006	SMFG (Consolidated)
Bankrupt and quasi-bankrupt assets	¥ 136.0	¥ (28.5)	¥ 217.5
Doubtful assets	425.1	(48.3)	515.6
Substandard loans	305.6	(16.6)	451.6
Subtotal	¥ 866.7	¥ (93.4)	¥ 1,184.7
Normal assets	58,442.1	2,457.2	62,978.7
Total	¥59,308.8	¥2,363.8	¥64,163.4
Amount of direct reduction	¥ 537.0		¥ 750.5

■ Risk-Monitored Loans (September 30, 2006)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2006	SMFG (Consolidated)
Bankrupt loans	¥ 42.1	¥ 1.2	¥ 64.8
Non-accrual loans	485.8	(65.3)	638.4
Past due loans (3 months or more)	33.6	10.1	36.9
Restructured loans	272.0	(26.7)	407.9
Total	¥833.5	¥(80.7)	¥1,148.0
Amount of direct reduction	¥517.8		¥ 701.3

■ Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves (SMBC Nonconsolidated; September 30, 2006)

(Billions of yen)



Category of borrowers under self-assessment
Problem assets based on the Financial Reconstruction Law
Classification under self-assessment
Classification I
Classification II
Classification III
Classification IV
Reserve for possible loan losses
Reserve ratio
Bankrupt Borrowers
Effectively Bankrupt Borrowers
Bankrupt and quasi-bankrupt assets (1)
¥136.0
Portion of claims secured by collateral or guarantees, etc. (5)
¥124.2
Fully reserved
¥11.8
Direct write-offs (Note 1)
Specific reserve
¥16.4 (Note 2)
100% (Note 3)
Potentially Bankrupt Borrowers
Doubtful assets (2)
¥425.1
Portion of claims secured by collateral or guarantees, etc. (6)
¥223.3
Necessary amount reserved
¥201.8
¥199.7 (Note 2)
98.9% (Note 3)
Borrowers Requiring Caution
Substandard loans (3)
¥305.6
(Claims to substandard borrowers)
Portion of substandard loans secured by collateral or guarantees, etc. (7)
¥102.8
Claims to borrowers requiring caution, excluding claims to substandard borrowers
General reserve for substandard loans ¥91.9
General reserve
46.1% (Note 3)
7.5% [16.9%] (Note 4)
23.5% (Note 3)
Normal Borrowers
Normal assets
¥58,442.1
Claims to normal borrowers
¥553.5
0.4% (Note 4)
Loan loss reserve for specific overseas countries
¥2.3
Total (4)
¥59,308.8
NPL ratio (A) / (4)
1.5%
(Note 5)
Total reserve for possible loan losses
¥771.9
(B) Specific reserve + General reserve for substandard loans
¥308.0
Reserve ratio (B) / (D)
74.0%
(Note 6)
(A) = (1) + (2) + (3)
¥866.7
Portion secured by collateral or guarantees, etc. (C) = (5) + (6) + (7) ¥450.3
Unsecured portion (D) = (A) – (C)
¥416.4
Coverage ratio {(B) + (C)} / (A)
87.5%

Notes: 1. Includes amount of direct reduction totaling ¥537.0 billion.

2. Includes reserves for assets that are not subject to disclosure under the Financial Reconstruction Law. (Bankrupt/Effectively Bankrupt Borrowers: ¥4.6 billion; Potentially Bankrupt Borrowers: ¥5.8 billion)

3. Reserve ratios for claims on Bankrupt/Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers, and Borrowers Requiring Caution: The proportion of each category's total unsecured claims covered by reserve for possible loan losses.

4. Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers): The proportion of each category's total claims covered by reserve for possible loan losses. The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.

5. Ratio of problem assets to total assets subject to Financial Reconstruction Law

6. Reserve ratio = (Specific reserve + General reserve for substandard loans) ÷ (Bankrupt and quasi-bankrupt assets + Doubtful assets + Substandard loans – Portion secured by collateral or guarantees, etc.)

3. Off-Balancing Problem Assets

The off-balancing (also known as "final disposal") of problem assets refers to the removal of such assets from the bank's balance sheet by way of sale, direct write-off or other means.

SMBC off-balanced ¥200.7 billion in problem assets during the six-month period under review.

■ Breakdown of Off-Balancing (SMBC Nonconsolidated; September 30, 2006)

(Billions of yen)

	March 31, 2005 ①	Fiscal 2005		March 31, 2006 ②	First half of fiscal 2006		September 30, 2006 ③
		New occurrences	Off-balanced		New occurrences	Off-balanced	
Bankrupt and quasi-bankrupt assets	¥ 448.3	¥ 70.5	¥ (354.3)	¥ 164.5	¥ 27.2	¥ (55.7)	¥136.0
Doubtful assets	924.4	481.8	(932.8)	473.4	96.7	(145.0)	425.1
Total	¥1,372.7	¥552.3	¥(1,287.1)	¥ 637.9	¥123.9	¥(200.7)	¥561.1

	Increase/Decrease (②−①)	Increase/Decrease (③−②)
Bankrupt and quasi-bankrupt assets	¥(283.8)	¥ (28.5)
Doubtful assets	(451.0)	(48.3)
Total	¥(734.8)	¥ (76.8)

4. Problem Assets by Region and Industry

■ Problem Assets by Domicile of Borrowers (SMBC Nonconsolidated; September 30, 2006)

(Billions of yen)

	Financial Reconstruction Law Basis (Excluding normal assets)	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥812.6	93.8%	¥783.3	94.0%
Overseas	54.1	6.2	50.2	6.0
Asia	41.2	4.7	39.6	4.7
Indonesia	1.0	0.1	1.0	0.1
Hong Kong	19.2	2.2	19.2	2.3
Thailand	1.7	0.2	0.4	0.0
China	3.0	0.3	2.7	0.3
Others	16.3	1.9	16.3	2.0
North America	12.7	1.5	10.6	1.3
Central and South America	—	—	—	—
Western Europe	0.2	0.0	—	—
Eastern Europe	—	—	—	—
Total	¥866.7	100.0%	¥833.5	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions. The above countries and areas are categorized by the obligor's domicile.

■ Problem Assets by Type of Borrowers (SMBC Nonconsolidated; September 30, 2006)

(Billions of yen)

	Financial Reconstruction Law Basis (Excluding normal assets)	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥812.6	93.8%	¥783.3	94.0%
Manufacturing	64.8	7.5	62.4	7.5
Agriculture, forestry, fishery and mining	3.2	0.4	3.2	0.4
Construction	38.8	4.5	37.9	4.5
Transportation, communications, and other public enterprises	92.4	10.7	92.2	11.1
Wholesale and retail	83.3	9.6	81.3	9.8
Finance and insurance	6.3	0.7	5.2	0.6
Real estate	246.0	28.4	229.1	27.5
Services	209.0	24.1	205.2	24.6
Municipalities	—	—	—	—
Others	68.8	7.9	66.8	8.0
Overseas	¥ 54.1	6.2%	¥ 50.2	6.0%
Public sector	—	—	—	—
Financial institutions	—	—	—	—
Commerce and industry	54.1	6.2	50.2	6.0
Others	—	—	—	—
Total	¥866.7	100.0%	¥833.5	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions.

Financial Section and Corporate Data

Financial Section

SMFG

SMBC

SMFG

SMBC

Consolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
September 30, 2006 and 2005, and March 31, 2006

	Millions of yen			Millions of U.S. dollars
	September 30		March 31	September 30
	2006	2005	2006	**2006**
Assets				
Cash and due from banks	**¥ 2,478,784**	¥ 3,039,507	¥ 5,159,822	**$ 21,025**
Deposits with banks	**1,532,202**	2,037,189	1,947,647	**12,996**
Call loans and bills bought	**1,462,077**	789,440	651,905	**12,401**
Receivables under resale agreements	**110,257**	138,675	117,474	**935**
Receivables under securities borrowing transactions	**1,178,045**	2,165,749	1,956,650	**9,992**
Commercial paper and other debt purchased	**940,702**	612,330	633,760	**7,979**
Trading assets	**3,404,589**	3,627,610	4,078,025	**28,877**
Money held in trust	**2,820**	811	2,912	**24**
Securities	**22,351,635**	23,579,596	25,505,861	**189,581**
Loans and bills discounted	**59,184,457**	56,095,034	57,267,203	**501,989**
Foreign exchanges	**929,490**	892,413	947,744	**7,884**
Other assets	**3,257,139**	3,348,723	3,403,832	**27,626**
Premises and equipment	**—**	807,079	806,369	**—**
Tangible fixed assets	**706,702**	—	—	**5,994**
Intangible fixed assets	**228,885**	—	—	**1,941**
Lease assets	**991,699**	1,005,761	999,915	**8,411**
Deferred tax assets	**1,023,325**	1,414,656	1,051,609	**8,680**
Goodwill	**—**	9,408	6,612	**—**
Customers' liabilities for acceptances and guarantees	**3,748,150**	3,707,061	3,508,695	**31,791**
Reserve for possible loan losses	**(978,999)**	(1,037,217)	(1,035,468)	**(8,304)**
Total assets	**¥102,551,964**	¥102,233,832	¥107,010,575	**$869,822**

	Millions of yen			Millions of U.S. dollars
	September 30		March 31	September 30
	2006	2005	2006	2006
Liabilities, minority interests and stockholders' equity				
Liabilities				
Deposits	**¥ 74,657,906**	¥ 71,772,317	¥ 73,542,769	**$633,231**
Call money and bills sold	**2,562,041**	6,137,278	8,016,410	**21,731**
Payables under repurchase agreements	**805,915**	508,598	396,205	**6,836**
Payables under securities lending transactions	**3,141,635**	3,651,048	2,747,125	**26,647**
Commercial paper	**—**	7,500	10,000	**—**
Trading liabilities	**1,932,323**	1,786,166	2,908,158	**16,389**
Borrowed money	**3,061,744**	2,087,187	2,133,707	**25,969**
Foreign exchanges	**329,273**	433,654	447,722	**2,793**
Short-term bonds	**405,100**	460,500	383,900	**3,436**
Bonds	**4,155,770**	4,329,026	4,241,417	**35,248**
Due to trust account	**50,733**	42,260	318,597	**430**
Other liabilities	**2,920,902**	2,817,197	2,625,594	**24,774**
Reserve for employee bonuses	**22,868**	22,018	25,300	**194**
Reserve for employee retirement benefits	**33,864**	35,893	36,786	**287**
Reserve for expenses related to EXPO 2005 Japan	**—**	284	—	**—**
Other reserves	**1,136**	1,092	1,141	**10**
Deferred tax liabilities	**49,876**	47,422	49,484	**423**
Deferred tax liabilities for land revaluation	**49,929**	50,466	50,133	**423**
Acceptances and guarantees	**3,748,150**	3,707,061	3,508,695	**31,791**
Total liabilities	**97,929,171**	97,896,973	101,443,151	**830,612**
Minority interests	**—**	1,074,517	1,113,025	**—**
Stockholders' equity				
Capital stock	**—**	1,352,651	1,420,877	**—**
Capital surplus	**—**	974,349	1,229,225	**—**
Retained earnings	**—**	697,905	992,064	**—**
Land revaluation excess	**—**	37,839	38,173	**—**
Net unrealized gains on other securities	**—**	533,070	819,927	**—**
Foreign currency translation adjustments	**—**	(62,640)	(41,475)	**—**
Treasury stock	**—**	(270,834)	(4,393)	**—**
Total stockholders' equity	**—**	3,262,340	4,454,399	**—**
Total liabilities, minority interests and stockholders' equity	**—**	¥102,233,832	¥107,010,575	**—**
Net assets				
Capital stock	**1,420,877**	—	—	**12,052**
Capital surplus	**276,570**	—	—	**2,346**
Retained earnings	**1,188,399**	—	—	**10,080**
Treasury stock	**(50,178)**	—	—	**(426)**
Total stockholders' equity	**2,835,668**	—	—	**24,052**
Net unrealized gains on other securities	**823,213**	—	—	**6,982**
Net deferred losses on hedges	**(88,079)**	—	—	**(747)**
Land revaluation excess	**37,948**	—	—	**322**
Foreign currency translation adjustments	**(47,909)**	—	—	**(406)**
Total valuation and translation adjustments	**725,173**	—	—	**6,151**
Stock acquisition rights	**4**	—	—	**0**
Minority interests	**1,061,946**	—	—	**9,007**
Total net assets	**4,622,792**	—	—	**39,210**
Total liabilities and net assets	**¥102,551,964**	—	—	**$869,822**

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Income (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2006 and 2005, and year ended March 31, 2006

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2006	2005	2006	**2006**
Income				
Interest income:	**¥ 909,808**	¥ 769,316	¥1,662,600	**$ 7,717**
Interest on loans and discounts	**664,011**	593,689	1,228,472	**5,632**
Interest and dividends on securities	**157,718**	120,932	317,352	**1,338**
Trust fees	**1,416**	4,285	8,631	**12**
Fees and commissions	**337,322**	327,875	703,928	**2,861**
Trading profits	**54,496**	12,448	32,807	**462**
Other operating income	**501,121**	576,540	1,144,147	**4,250**
Other income	**69,870**	128,809	250,973	**593**
Total income	**1,874,035**	1,819,276	3,803,089	**15,895**
Expenses				
Interest expenses:	**350,193**	215,601	500,993	**2,970**
Interest on deposits	**220,348**	117,904	279,526	**1,869**
Fees and commissions	**53,927**	49,167	84,336	**457**
Trading losses	**2,883**	189	—	**25**
Other operating expenses	**511,352**	403,592	876,635	**4,337**
General and administrative expenses	**432,705**	421,626	853,796	**3,670**
Provision for reserve for possible loan losses	**—**	104,118	163,549	**—**
Other expenses	**121,672**	113,687	280,414	**1,032**
Total expenses	**1,472,733**	1,307,983	2,759,726	**12,491**
Income before income taxes and minority interests	**401,302**	511,293	1,043,362	**3,404**
Income taxes:				
Current	**42,273**	32,367	69,818	**359**
Deferred	**86,218**	60,672	226,901	**731**
Minority interests in net income	**29,149**	25,925	59,800	**247**
Net income	**¥ 243,660**	¥ 392,327	¥ 686,841	**$ 2,067**

	Yen			U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2006	2005	2006	**2006**
Per share data:				
Net income	**¥32,782.19**	¥57,635.50	¥94,733.62	**$278.05**
Net income — diluted	**27,514.41**	44,223.65	75,642.93	**233.37**

See accompanying notes to interim consolidated financial statements.

Consolidated Statement of Stockholders' Equity (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2005

	Millions of yen							
	Capital stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock	Total
Balance at March 31, 2005	¥1,352,651	¥974,346	¥329,963	¥57,853	¥410,653	¥(79,883)	¥(269,857)	¥2,775,728
Change due to increase of consolidated subsidiaries			(0)					(0)
Change due to decrease of consolidated subsidiaries			1					1
Gains on disposal of treasury stock		2						2
Transfer of land revaluation excess			20,001	(20,001)				—
Change in tax rate and others				(12)				(12)
Cash dividends paid			(44,389)					(44,389)
Net income			392,327					392,327
Change in net unrealized gains on other securities					122,416			122,416
Change in foreign currency translation adjustments						17,243		17,243
Change in treasury stock							(977)	(977)
Balance at September 30, 2005	¥1,352,651	¥974,349	¥697,905	¥37,839	¥533,070	¥(62,640)	¥(270,834)	¥3,262,340

Consolidated Statement of Changes in Net Assets (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2006

Millions of yen

	Stockholders' equity					Valuation and translation adjustments							
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	¥1,420,877	¥1,229,225	¥ 992,064	¥ (4,393)	¥3,637,773	¥819,927	¥ —	¥38,173	¥(41,475)	¥816,625	¥—	¥1,113,025	¥5,567,424
Changes in the six months:													
Increase due to exchange of shares		221,365			221,365								221,365
Cash dividends			(47,951)		(47,951)								(47,951)
Net income			243,660		243,660								243,660
Acquisition of own shares				(1,219,877)	(1,219,877)								(1,219,877)
Disposal of treasury shares		15		56	71								71
Retirement of treasury shares		(1,174,036)		1,174,036	—								—
Increase due to increase of subsidiaries			391		391								391
Increase due to decrease of subsidiaries			11		11								11
Decrease due to increase of subsidiaries			(6)		(6)								(6)
Decrease due to decrease of subsidiaries			(2)		(2)								(2)
Transfer from land revaluation excess			231		231								231
Net changes in the items other than stockholders' equity in the six months						3,285	(88,079)	(224)	(6,434)	(91,452)	4	(51,078)	(142,526)
Net changes in the six months	—	(952,655)	196,335	(45,785)	(802,105)	3,285	(88,079)	(224)	(6,434)	(91,452)	4	(51,078)	(944,631)
Balance at September 30, 2006	¥1,420,877	¥ 276,570	¥1,188,399	¥ (50,178)	¥2,835,668	¥823,213	¥(88,079)	¥37,948	¥(47,909)	¥725,173	¥ 4	¥1,061,946	¥4,622,792

Millions of U.S. dollars

	Stockholders' equity					Valuation and translation adjustments							
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	$12,052	$10,426	$ 8,414	$ (37)	$30,855	$6,954	$ —	$324	$(352)	$6,926	$—	$9,441	$47,222
Changes in the six months:													
Increase due to exchange of shares		1,878			1,878								1,878
Cash dividends			(407)		(407)								(407)
Net income			2,067		2,067								2,067
Acquisition of own shares				(10,347)	(10,347)								(10,347)
Disposal of treasury shares		0		0	0								0
Retirement of treasury shares		(9,958)		9,958	—								—
Increase due to increase of subsidiaries			4		4								4
Increase due to decrease of subsidiaries			0		0								0
Decrease due to increase of subsidiaries			(0)		(0)								(0)
Decrease due to decrease of subsidiaries			(0)		(0)								(0)
Transfer from land revaluation excess			2		2								2
Net changes in the items other than stockholders' equity in the six months						28	(747)	(2)	(54)	(775)	0	(434)	(1,209)
Net changes in the six months	—	(8,080)	1,666	(389)	(6,803)	28	(747)	(2)	(54)	(775)	0	(434)	(8,012)
Balance at September 30, 2006	$12,052	$ 2,346	$10,080	$ (426)	$24,052	$6,982	$(747)	$322	$(406)	$6,151	$ 0	$9,007	$39,210

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Cash Flows (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2006 and 2005, and year ended March 31, 2006

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2006	2005	2006	**2006**
1. Cash flows from operating activities:				
Income before income taxes and minority interests	¥ **401,302**	¥ 511,293	¥ 1,043,362	$ **3,404**
Depreciation of premises, equipment and others	—	40,218	82,671	—
Depreciation of fixed assets	**38,389**	—	—	**326**
Depreciation of lease assets	**167,651**	166,592	336,871	**1,422**
Losses on impairment of fixed assets	**2,006**	10,580	12,303	**17**
Amortization of goodwill	**2,070**	3,469	6,270	**18**
Equity in losses (earnings) of affiliates	**32,344**	(14,081)	(31,887)	**274**
Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary	**(5,121)**	(60,192)	(63,257)	**(43)**
Net change in reserve for possible loan losses	**(56,241)**	(238,154)	(241,530)	**(477)**
Net change in reserve for employee bonuses	**(2,512)**	(1,857)	1,403	**(21)**
Net change in reserve for employee retirement benefits	**(3,200)**	1,101	1,993	**(27)**
Net change in reserve for expenses related to EXPO 2005 Japan	—	53	(231)	—
Interest income	**(909,808)**	(769,316)	(1,662,600)	**(7,717)**
Interest expenses	**350,193**	215,601	500,993	**2,970**
Net losses (gains) on securities	**56,013**	(64,257)	(27,853)	**475**
Net gains from money held in trust	**(0)**	(13)	(13)	**(0)**
Net exchange gains	**(41,522)**	(62,513)	(175,815)	**(352)**
Net gains from disposal of premises and equipment	—	(275)	(551)	—
Net losses from disposal of fixed assets	**1,327**	—	—	**11**
Net gains from disposal of lease assets	**(473)**	(666)	(3,235)	**(4)**
Net change in trading assets	**628,566**	163,674	(225,005)	**5,331**
Net change in trading liabilities	**(965,531)**	(347,755)	746,642	**(8,189)**
Net change in loans and bills discounted	**(1,909,796)**	(1,213,748)	(2,311,499)	**(16,198)**
Net change in deposits	**1,332,022**	688,527	2,210,634	**11,298**
Net change in negotiable certificates of deposit	**(222,330)**	(186,912)	(8,026)	**(1,886)**
Net change in borrowed money (excluding subordinated debt)	**934,051**	(13,469)	90,612	**7,922**
Net change in deposits with banks	**410,829**	55,542	175,960	**3,485**
Net change in call loans and bills bought and others	**(981,573)**	200,494	342,387	**(8,326)**
Net change in receivables under securities borrowing transactions	**778,605**	(1,597,409)	(1,388,310)	**6,604**
Net change in call money and bills sold and others	**(5,047,597)**	1,262,966	3,027,037	**(42,813)**
Net change in commercial paper	**(10,000)**	(366,600)	(364,100)	**(85)**
Net change in payables under securities lending transactions	**394,509**	(216,953)	(1,120,876)	**3,346**
Net change in foreign exchanges (assets)	**18,596**	6,635	(46,473)	**158**
Net change in foreign exchanges (liabilities)	**(118,530)**	(45,233)	(31,381)	**(1,005)**
Net change in short-term bonds (liabilities)	**21,200**	459,500	382,900	**180**
Issuance and redemption of bonds (excluding subordinated bonds)	**(95,170)**	(269,880)	(365,646)	**(807)**
Net change in due to trust account	**(267,864)**	(8,196)	268,140	**(2,272)**
Interest received	**905,873**	803,273	1,691,320	**7,683**
Interest paid	**(324,296)**	(208,281)	(509,760)	**(2,751)**
Other, net	**240,032**	129,264	(104,996)	**2,036**
Subtotal	**(4,245,985)**	(966,978)	2,238,450	**(36,013)**
Income taxes paid	**(84,921)**	14,248	(30,096)	**(721)**
Net cash (used in) provided by operating activities	**(4,330,906)**	(952,729)	2,208,354	**(36,734)**

(Continued)

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2006	2005	2006	**2006**
2. Cash flows from investing activities:				
Purchases of securities	**¥(18,563,216)**	¥(29,777,298)	¥(43,620,790)	**$(157,449)**
Proceeds from sale of securities	**11,389,367**	24,077,266	33,089,259	**96,602**
Proceeds from maturity of securities	**10,257,301**	6,696,817	10,164,213	**87,000**
Purchases of money held in trust	**—**	(750)	(2,851)	**—**
Proceeds from sale of money held in trust	**—**	3,789	3,789	**—**
Purchases of premises and equipment	**—**	(13,389)	(43,066)	**—**
Purchases of tangible fixed assets	**(24,041)**	—	—	**(204)**
Proceeds from sale of premises and equipment	**—**	11,107	17,733	**—**
Proceeds from sale of tangible fixed assets	**3,545**	—	—	**30**
Purchases of intangible fixed assets	**(23,957)**	—	—	**(203)**
Proceeds from sale of intangible fixed assets	**4**	—	—	**0**
Purchases of lease assets	**(180,717)**	(192,899)	(380,894)	**(1,533)**
Proceeds from sale of lease assets	**21,565**	28,661	55,186	**183**
Proceeds from sale of stocks of subsidiaries	**3,468**	54,937	54,937	**30**
Net cash provided by (used in) investing activities	**2,883,317**	888,242	(662,482)	**24,456**
3. Cash flows from financing activities:				
Proceeds from issuance of subordinated debt	**10,000**	33,000	103,000	**85**
Repayment of subordinated debt	**(15,000)**	(82,343)	(215,884)	**(127)**
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	**120,000**	408,038	431,458	**1,018**
Repayment of subordinated bonds and bonds with stock acquisition rights	**(126,829)**	(162,800)	(198,800)	**(1,076)**
Proceeds from issuance of stocks	**—**	—	136,451	**—**
Dividends paid	**(47,904)**	(44,355)	(44,373)	**(406)**
Proceeds from minority stockholders	**30,740**	48,025	59,640	**261**
Dividends paid to minority stockholders	**(30,883)**	(27,034)	(42,366)	**(262)**
Purchases of treasury stock	**(1,174,922)**	(1,001)	(2,209)	**(9,966)**
Proceeds from sale of treasury stock	**—**	26	—	**—**
Proceeds from disposal of treasury stock	**71**	—	452,549	**0**
Net cash (used in) provided by financing activities	**(1,234,728)**	171,555	679,464	**(10,473)**
4. Effect of exchange rate changes on cash and due from banks	**1,279**	1,794	3,840	**11**
5. Net change in cash and due from banks	**(2,681,038)**	108,861	2,229,177	**(22,740)**
6. Cash and due from banks at beginning of period	**5,159,822**	2,930,645	2,930,645	**43,765**
7. Change in cash and due from banks due to newly consolidated subsidiaries	**0**	—	—	**0**
8. Change in cash and due from banks due to exclusion of consolidated subsidiaries	**—**	—	(0)	**—**
9. Cash and due from banks at end of period	**¥ 2,478,784**	¥ 3,039,507	¥ 5,159,822	**$ 21,025**

See accompanying notes to interim consolidated financial statements.

Notes to Interim Consolidated Financial Statements (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2006

I. Significant Accounting Policies

1. Scope of consolidation

(1) Consolidated subsidiaries: 176 companies

Principal companies:

Sumitomo Mitsui Banking Corporation (SMBC)
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the six months ended September 30, 2006 are as follows:

Twenty-two companies including JRI Solutions Ltd. were newly consolidated due to establishment and other reasons.

Two companies including SUMIGIN GUARANTEE COMPANY, LIMITED were excluded from the scope of consolidation because they were no longer subsidiaries owing to merger and other reason. Six companies, including SMLC MAHOGANY CO., LTD., became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

One hundred and nineteen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions, and their assets and profits/losses do not belong to them substantially. Therefore, they were excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of the Interim Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of consolidation.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: 3 companies

Principal company:

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method: 58 companies

Principal companies:

Promise Co., Ltd.
Daiwa Securities SMBC Co., Ltd.
NIF SMBC Ventures Co., Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

Changes in affiliates in the six months ended September 30, 2006 are as follows:

Three companies, including NIF SMBC-V2006 S1 Investment Enterprise Partnership newly became affiliated companies accounted for by the equity method owing to establishment and other reasons.

Five companies, including SMFC Holdings (Cayman) Limited, were excluded from the scope of affiliated companies accounted for by the equity method because they were no longer affiliated companies owing to liquidation and other reasons.

(3) Unconsolidated subsidiaries that are not accounted for by the equity method

One hundred and nineteen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially.

Therefore, they are not treated as affiliated companies accounted for by the equity method pursuant to Article 7 Paragraph 1 Item 2 of the Interim Consolidated Financial Statements Regulations.

(4) Affiliates that are not accounted for by the equity method

Principal company:

Daiwa SB Investments (USA) Ltd.

Unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of equity method.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim balance sheet dates of the consolidated subsidiaries are as follows:

December 31:	2 Companies
March 31:	5 Companies
April 30:	2 Companies
May 31:	2 Companies
June 30:	73 Companies
July 31:	1 Company
August 31:	5 Companies
September 30:	86 Companies

A consolidated overseas subsidiary changed its interim balance sheet date from June 30 to September 30 from this fiscal year. Therefore, SMFG's consolidated financial statements include the subsidiary's profit or loss for the period from January 1, 2006 to September 30, 2006. However, this change had no material impact on the interim consolidated financial statements.

(2) As for the companies whose interim balance sheet dates are March 31 and May 31, the accounts are provisionally closed for the purpose of consolidation as of September 30. As for the companies whose interim balance sheet dates are December 31, the accounts are provisionally closed for the purpose of consolidation as of June 30. As for the companies whose interim balance sheet dates are April 30, the accounts are provisionally closed for the purpose of consolidation as of July 31 and September 30. The other companies are consolidated on the basis of their respective interim balance sheet dates.

A consolidated subsidiary (established in August 2006) whose interim balance sheet date is June 30 is consolidated after the accounts were provisionally closed as of September 30 for the purpose of consolidation.

Appropriate adjustments were made for material transactions during the periods from their respective interim balance sheet dates to the interim consolidated closing date.

4. Accounting methods

(1) Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the interim consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses."

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

"Trading profits" and "Trading losses" include interest received or paid during the interim period. The valuation differences of securities and money claims between the previous fiscal year-end and this interim period-end are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and this interim period-end are also recorded in the above-mentioned accounts.

(2) Standards for recognition and measurement of securities

(a) Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.

Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.

Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the interim period, and bonds and others that have market prices are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Net assets," after deducting the amount that is reflected in the interim period's earnings by applying fair value hedge accounting.

(b) Securities included in money held in trust are carried in the same method as for securities mentioned above.

(3) Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

(4) Depreciation

(a) Depreciation of tangible fixed assets and lease assets

Tangible fixed assets owned by SMFG and SMBC are depreciated using the straight-line method. Equipment is depreciated using the declining-balance method. The depreciation cost for the interim period is calculated by proportionally allocating the estimated annual cost to the interim period. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Equipment:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

(b) Depreciation of intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

(5) **Reserve for possible loan losses**

Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (DCF) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated, and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in certain specific countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥750,546 million ($6,366 million) at September 30, 2006.

(6) **Reserve for employee bonuses**

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this interim period.

(7) **Reserve for employee retirement benefits**

Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at interim period-end, based on the projected retirement benefit obligation and the fair value of plan assets at this fiscal year-end.

Unrecognized prior service cost for the six months ended September 30, 2006 is amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) for the six months ended September 30, 2006 is amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(8) **Other reserves required by special laws**

Other reserves required by special laws are reserve for contingent liabilities from financial futures transactions in accordance with Article 81 of the Financial Futures Transaction Law of ¥18 million ($0 million) and reserve for contingent liabilities from securities transactions in accordance with Article 51 of the Securities and Exchange Law of ¥1,118 million ($9 million).

(9) **Translation of foreign currency assets and liabilities**

SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(10) **Accounting method for lease transactions**

Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for by the same method as operating leases.

Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:

(a) Recognition of lease-related income on lease transactions
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(b) Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(11) Hedge accounting

(a) Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also basically applies deferred hedge accounting. But, SMBC applies fair value hedge accounting to hedging transactions for reducing the market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management.

As a result of the application of JICPA Industry Audit Committee Report No. 24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No. 15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. Gross amounts of deferred hedge losses and gains on "macro hedge" (before deducting tax effect) at September 30, 2006 were ¥60,758 million ($515 million) and ¥44,682 million ($379 million), respectively.

(b) Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(c) Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries use the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No. 19).

(12) Consumption tax

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for by using the tax-excluded method.

(13) Tax effect accounting

On the premise that transfer to and from the reserve for losses on overseas investments will be conducted through appropriation of retained earnings (deficit) at the end of this fiscal year of SMFG and its consolidated domestic subsidiaries, current and deferred income taxes are recorded in the amount corresponding to the interim consolidated period.

(14) Amortization of goodwill

Goodwill on SMBC Friend Securities Co., Ltd. and SMBC Leasing Company, Limited is amortized using the straight-line method over twenty years and five years, respectively. Other goodwill is amortized when incurred.

5. Application of new accounting standards

(1) **Accounting Standard for Presentation of Net Assets in the Balance Sheet**

"Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8, issued on December 9, 2005) were applicable from this fiscal year and SMFG changed its consolidated balance sheet presentation as follows:

(a) Former "Stockholders' equity" was renamed as "Net assets," which consisted of stockholders' equity, valuation and translation adjustments, stock acquisition rights and minority interests. The amount corresponding to former stockholders' equity at September 30, 2006 was ¥3,648,921 million ($30,949 million).

(b) "Minority interests" which had been presented below liabilities section were presented in net assets.

(c) Deferred unrealized losses or gains on hedging instruments which had been previously included in "Other assets" or "Other liabilities" on a net basis were presented as "Net deferred gains (losses) on hedges" in valuation and translation adjustments after deducting tax effect on a net basis.

(2) **Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations**

"Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations" (Practical Issues Task Force No. 20, issued by the ASBJ on September 8, 2006) was applicable from on and after the fiscal period ending September 8, 2006 and SMFG applied the new accounting pronouncement. This accounting change had no material impact on the interim consolidated financial statements.

(3) **Accounting Standard for Share-based Payment**

SMFG applied "Accounting Standard for Share-based Payment" (ASBJ Statement No. 8, issued on December 27, 2005) and "Guidance on Accounting Standard for Share-based Payment" (ASBJ Guidance No. 11, issued on May 31, 2006) from the fiscal year beginning on April 1, 2006. This accounting change had no material impact on the interim consolidated financial statements.

(4) **Accounting Standards for Business Combinations and Business Divestiture**

"Accounting Standards for Business Combinations" ("Opinion Concerning Establishment of Accounting Standards for Business Combinations," issued by the Business Accounting Council ("BAC") on October 31, 2003), "Accounting Standard for Business Divestitures" (ASBJ Statement No. 7, issued on December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No. 10, issued on December 27, 2005) were applicable from the fiscal year beginning on April 1, 2006. Effective April 1, 2006, SMFG applied the new accounting standards.

(5) **Revision of Accounting Standards for Financial Instruments**

On August 11, 2006, "Accounting Standard for Financial Instruments" (issued by the BAC on January 22, 1999) was revised by ASBJ Statement No. 10, "Accounting Standards for Financial Instruments," and the revised accounting standards were applicable from on and after the fiscal period ending August 11, 2006. SMFG applied the revised accounting standards and bonds were carried at the amounts calculated based on amortized cost (straight-line method) on the interim consolidated balance sheet. As a result, deferred bond discounts in "Other assets" and "Bonds" each decreased by ¥2,400 million ($20 million) compared with the former method.

Deferred bond discounts, which were recognized on the consolidated balance sheet as of March 31, 2006, were accounted for by the former method pursuant to "Tentative Solution on Accounting for Deferred Assets" (Practical Issues Task Force No. 19, issued by the ASBJ on August 11, 2006) and amortized over the redemption periods and the unamortized balances have been deducted from bonds balances.

6. Statements of cash flows

For the purposes of the consolidated statements of cash flows, cash and cash equivalents represent cash and due from banks.

7. Others

Amounts less than one million yen have been omitted. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts. The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2006, which was ¥117.90 to US$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

II. Changes in Presentation

The Enforcement Ordinance of the Banking Law was revised on April 28, 2006 and applicable from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2006, SMFG changed its consolidated balance sheet presentation as follows:

(1) **Balance sheet**

(a) "Premises and equipment" were separately presented as "Tangible fixed assets," "Intangible fixed assets" and "Other assets."

(b) Software which had been included in "Other assets" was included in "Intangible fixed assets."

(c) "Goodwill" which had been separately presented in assets section was included in "Intangible fixed assets."

(2) **Statement of income**

Amortization of goodwill which had been accounted for as "Other expenses" in "Expenses" was accounted for as amortization of intangible fixed assets and included in "General and administrative expenses."

(3) Statement of cash flows

(a) In accordance with the change in presentation of "Premises and equipment" in the interim consolidated balance sheet, "Depreciation of premises and equipment and others" was presented as "Depreciation of fixed assets." "Net (gains) losses from disposal of premises and equipment" was also renamed as "Net (gains) losses from disposal of fixed assets." In addition, "Purchases of premises and equipment" and "Proceeds from sale of premises and equipment" were presented as "Purchases of tangible fixed assets" and "Proceeds from sale of tangible fixed assets," respectively.

(b) In accordance with the change in presentation of interim consolidated balance sheet, software which had been included in "Other assets" was included in "Intangible fixed assets." Therefore, payments or proceeds from purchase or sale of software which had been included in "Other" in "Net cash (used in) provided by operating activities" were included in "Purchases of intangible fixed assets" and "Proceeds from sale of intangible fixed assets."

(c) "Proceeds from sale of treasury stock" of ¥42 million ($0 million) was included in "Proceeds from disposal of treasury stock" from this interim period.

III. Notes to Consolidated Balance Sheet

1. Securities include ¥489,178 million ($4,149 million) of stocks of unconsolidated subsidiaries and affiliates and ¥948 million ($8 million) of investments.

2. Japanese government bonds and stocks as sub-accounts of Securities include ¥34,361 million ($291 million) of unsecured loaned securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, ¥857,892 million ($7,276 million) of securities are pledged, and ¥185,462 million ($1,573 million) of securities are held in hand as of the interim consolidated balance sheet date.

3. Bankrupt loans and Non-accrual loans were ¥64,857 million ($550 million) and ¥638,385 million ($5,414 million), respectively.

"Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No. 97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons. "Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

4. Past due loans (3 months or more) totaled ¥36,865 million ($313 million).

"Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

5. Restructured loans totaled ¥407,927 million ($3,460 million).

"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

6. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was ¥1,148,036 million ($9,737 million).

The amounts of loans presented in 3. to 6. above are the amounts before deduction of reserve for possible loan losses.

7. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was ¥885,675 million ($7,512 million), and bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought that were rediscounted by the banking subsidiaries accounted for ¥884 million ($7 million) of the total amount.

8. Assets pledged as collateral were as follows:

September 30, 2006	Millions of yen	Millions of U.S. dollars
Assets pledged as collateral:		
Cash and due from banks and Deposits with banks	¥ 103,547	$ 878
Trading assets	53,278	452
Securities	5,842,395	49,554
Loans and bills discounted	557,311	4,727
Other assets (installment account receivable, etc.)	1,936	16
Liabilities corresponding to assets pledged as collateral:		
Deposits	¥ 16,352	$ 139
Call money and bills sold	1,340,000	11,366
Payables under repurchase agreements	791,883	6,717
Payables under securities lending transactions	3,003,162	25,472
Trading liabilities	139,666	1,185
Borrowed money	930,197	7,890
Other liabilities	26,247	223
Acceptances and guarantees	167,064	1,417

In addition, Cash and due from banks and Deposits with banks of ¥9,108 million ($77 million), Commercial paper and other debt purchased of ¥38,898 million ($330 million), Trading assets of ¥848,721 million ($7,199 million), Securities of ¥4,092,185 million ($34,709 million) and Loans and bills discounted of ¥1,621,611 million ($13,754 million) were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

At September 30, 2006, other assets included surety deposits of ¥87,964 million ($746 million) and variation margins of futures markets of ¥4,737 million ($40 million).

9. Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments at September 30, 2006 was ¥39,240,098 million ($332,825 million), and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time at September 30, 2006 was ¥33,373,534 million ($283,066 million), respectively.

   Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

10. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

    Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation" and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

    Date of the revaluation:

    SMBC: March 31, 1998 and March 31, 2002

    Certain other consolidated subsidiaries: March 31, 1999 and March 31, 2002

    Method of revaluation (provided in Article 3-3 of the Law):

    SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values provided in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No. 119) effective March 31, 1998.

    Certain other consolidated subsidiaries: Fair values were determined based on the values provided in Article 2-3 and 2-5 of the Enforcement Ordinance No. 119.

11. Accumulated depreciation on tangible fixed assets and accumulated depreciation on lease assets amounted to ¥561,404 million ($4,762 million) and ¥1,583,375 million ($13,430 million), respectively.

12. Deferred gain on tangible fixed assets deductible for tax purposes amounted to ¥64,987 million ($551 million).

13. The balance of subordinated debt included in "Borrowed money" was ¥617,500 million ($5,237 million).

14. The balance of subordinated bonds included in "Bonds" was ¥2,138,556 million ($18,139 million).

IV. Notes to Consolidated Statement of Income

1. "Other income" includes gains of return of securities from employee retirement benefits trust of ¥36,330 million ($308 million), gains on sales of stocks and other securities of ¥17,987 million ($153 million), gains of reversal of reserve for possible loan losses of ¥6,470 million ($55 million) and gains on change in equity of a subsidiary of ¥4,226 million ($36 million).

2. "Other expenses" includes write-off of loans of ¥57,626 million ($489 million), losses on delinquent loans sold of ¥5,545 million ($47 million), equity in losses of affiliates of ¥32,344 million ($274 million), write-off of stocks of ¥7,051 million ($60 million), losses on impairment of fixed assets of ¥2,006 million ($17 million) and losses on disposal of fixed assets of ¥2,037 million ($17 million).

3. The difference between the recoverable amount and the book value of the following assets is recognized as "Losses on impairment of fixed assets" and included in "Other expenses" in this interim period.

Six months ended September 30, 2006

Area	Purpose of use	Type	Millions of yen	Millions of U.S. dollars
Tokyo metropolitan area	Idle assets (27 items)	Land and premises etc.	¥873	$7
Kinki area	Branches (13 branches)	Land and premises etc.	349	3
	Idle assets (18 items)		410	4
Other	Idle assets (12 items)	Land and premises etc.	373	3

At the consolidated subsidiary, SMBC, every branch, which continuously manages and determines income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss. Fixed assets which do not have identifiable cash flows (such as corporate headquarters facilities, training institutes, business and system centers, and health and recreational facilities) are grouped with other assets. As for idle assets, impairment loss on each asset is measured individually. At other consolidated subsidiaries, a branch is generally considered as the smallest grouping unit.

On assets which investments are not expected to be recovered, SMBC and other consolidated subsidiaries reduced the carrying amounts of idle assets, in the case of SMBC, and those of idle assets and branches, in the case of SMFG and other consolidated subsidiaries, to their recoverable amounts and recognized the relevant losses as "losses on impairment of fixed assets," which is included in "Other expenses." Recoverable amounts are calculated using net realizable value which is based on appraisal value in accordance with the Real Estate Appraisal Standard less the expected sale costs.

V. Notes to Consolidated Statement of Changes in Net Assets

1. Type and number of shares issued and treasury shares

	Number of shares			
Six months ended September 30, 2006	March 31, 2006	Increase	Decrease	September 30, 2006
Shares issued				
Common stock	7,424,172.77	309,481[1]	—	7,733,653.77
Preferred stock (type 1)	35,000	—	35,000[2]	—
Preferred stock (type 2)	100,000	—	100,000[3]	—
Preferred stock (type 3)	695,000	—	500,000[4]	195,000
Preferred stock (1st series type 4)	4,175	—	—	4,175
Preferred stock (2nd series type 4)	4,175	—	—	4,175
Preferred stock (3rd series type 4)	4,175	—	—	4,175
Preferred stock (4th series type 4)	4,175	—	—	4,175
Preferred stock (5th series type 4)	4,175	—	—	4,175
Preferred stock (6th series type 4)	4,175	—	—	4,175
Preferred stock (7th series type 4)	4,175	—	—	4,175
Preferred stock (8th series type 4)	4,175	—	—	4,175
Preferred stock (9th series type 4)	4,175	—	—	4,175
Preferred stock (10th series type 4)	4,175	—	—	4,175
Preferred stock (11th series type 4)	4,175	—	—	4,175
Preferred stock (12th series type 4)	4,175	—	—	4,175
Preferred stock (1st series type 6)	70,001	—	—	70,001
Total	8,374,273.77	309,481	635,000	8,048,754.77
Treasury shares				
Common stock	6,307.15	109,907.81[5]	77.62[5]	116,137.34
Preferred stock (type 1)	—	35,000[2]	35,000[2]	—
Preferred stock (type 2)	—	100,000[3]	100,000[3]	—
Preferred stock (type 3)	—	500,000[4]	500,000[4]	—
Total	6,307.15	744,907.81	635,077.62	116,137.34

Notes: 1. Increase in number of common shares issued:
- 60,466 shares due to exercising of rights to request acquisition of common shares with respect to preferred stock (type 3)
- 249,015 shares due to issuance of new shares related to the share exchange with SMBC Friend Securities Co., Ltd.

2. Increase in number of treasury shares of preferred stock (type 1):
- 35,000 shares due to acquisition of own shares on May 17, 2006 pursuant to the resolution of the ordinary general meeting of shareholders

Decreases in numbers of shares issued and treasury shares of preferred stock (type 1):
- 35,000 shares due to retirement of treasury shares on May 17, 2006

3. Increase in number of treasury shares of preferred stock (type 2):
- 100,000 shares due to acquisition of own shares on May 17 and September 6, 2006 pursuant to the resolution of the ordinary general meeting of shareholders

Decreases in numbers of shares issued and treasury shares of preferred stock (type 2):
- 100,000 shares due to retirement of treasury shares on May 17 and September 6, 2006

4. Increase in number of treasury shares of preferred stock (type 3):
- 450,000 shares due to acquisition of own shares on September 29, 2006 pursuant to the resolution of the ordinary general meeting of shareholders
- 50,000 shares due to acquisition of own shares as a result of exercising of rights to request acquisition of common shares

Decreases in numbers of shares issued and treasury shares of preferred stock (type 3):
- 500,000 shares due to retirement of treasury shares on September 29, 2006

5. Increase in number of treasury common shares:
- 702.81 shares due to purchase of fractional shares
- 109,205 shares owned by consolidated subsidiaries and affiliates in connection with the share exchange with SMBC Friend Securities Co., Ltd.

Decrease in number of treasury common shares:
- 77.62 shares due to sale of fractional shares and delivery of shares in connection with exercising of stock options

2. Information on stock acquisition rights

	Detail of stock acquisition rights	Type of shares	Number of shares: March 31, 2006	Increase	Decrease	September 30, 2006	Millions of yen: Balance at September 30, 2006
SMFG	Stock acquisition rights as stock options	—	—	—	—	—	¥—
Consolidated subsidiaries	—	—	—	—	—	—	4
Total							¥ 4

3. Information on dividends

Following dividends were paid in the six months ended September 30, 2006:

Type of shares	Millions of yen: Amount of dividends	Yen: Cash dividends per share
Shares issued		
Common stock	¥22,253	¥ 3,000
Preferred stock (type 1)	367	10,500
Preferred stock (type 2)	2,850	28,500
Preferred stock (type 3)	9,521	13,700
Preferred stock (1st series type 4)	563	135,000
Preferred stock (2nd series type 4)	563	135,000
Preferred stock (3rd series type 4)	563	135,000
Preferred stock (4th series type 4)	563	135,000
Preferred stock (5th series type 4)	563	135,000
Preferred stock (6th series type 4)	563	135,000
Preferred stock (7th series type 4)	563	135,000
Preferred stock (8th series type 4)	563	135,000
Preferred stock (9th series type 4)	563	135,000
Preferred stock (10th series type 4)	563	135,000
Preferred stock (11th series type 4)	563	135,000
Preferred stock (12th series type 4)	563	135,000
Preferred stock (1st series type 6)	6,195	88,500

Notes: 1. Date of the resolution of the ordinary general meeting of shareholders was June 29, 2006.
2. Record date of all type of stock was March 31, 2006.
3. Effective date of all type of stock was June 29, 2006.

VI. Notes to Consolidated Statement of Cash Flows

Significant non-money transactions consisted of the followings:

Capital surplus increased by ¥221,365 million ($1,878 million) because SMFG made SMBC Friend Securities Co., Ltd. into a wholly-owned subsidiary through a share exchange in the six months ended September 30, 2006 and delivered common stocks.

VII. Lease Transactions

1. Financing leases

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for financing leases without transfer of ownership at September 30, 2006 was as follows:

(1) Lessee side

	Millions of yen		
September 30, 2006	Equipment	Other	Total
Acquisition cost	¥10,528	¥278	¥10,806
Accumulated depreciation	3,775	172	3,948
Net book value	¥ 6,752	¥105	¥6,858

	Millions of U.S. dollars		
September 30, 2006	Equipment	Other	Total
Acquisition cost	$89	$2	$91
Accumulated depreciation	32	1	33
Net book value	$57	$1	$58

Future minimum lease payments excluding interests at September 30, 2006 were as follows:

September 30, 2006	Millions of yen	Millions of U.S. dollars
Due within one year	¥2,679	$23
Due after one year	4,292	36
Total	¥6,971	$59

Total lease expenses for this interim period were ¥1,256 million ($11 million).

Assumed depreciation for this interim period amounted to ¥1,166 million ($10 million).

Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets without salvage values.

The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is calculated using the effective interest method. Interest expenses for this interim period amounted to ¥106 million ($1 million).

(2) Lessor side

	Millions of yen		
September 30, 2006	Equipment	Other	Total
Acquisition cost	¥1,825,326	¥679,721	¥2,505,048
Accumulated depreciation	1,186,645	378,023	1,564,668
Net book value	¥ 638,681	¥301,698	¥ 940,379

	Millions of U.S. dollars		
September 30, 2006	Equipment	Other	Total
Acquisition cost	$15,482	$5,765	$21,247
Accumulated depreciation	10,065	3,206	13,271
Net book value	$ 5,417	$2,559	$ 7,976

Future lease payments receivable excluding interests at September 30, 2006 were as follows:

September 30, 2006	Millions of yen	Millions of U.S. dollars
Due within one year	¥305,531	$2,591
Due after one year	649,941	5,513
Total	¥955,472	$8,104

At September 30, 2006, future lease payments receivable shown above included subleases of ¥4,577 million ($39 million) (due within one year: ¥1,785 million ($15 million)) on the lessor side. The amount on the lessee side was almost the same and was included in the future minimum lease payments shown in (1).

Total lease income for this interim period was ¥202,388 million ($1,717 million).

Depreciation for this interim period amounted to ¥162,851 million ($1,381 million).

Interest income represents the difference between the sum of the lease payments receivable and estimated salvage values, and the acquisition costs of the lease assets.

The allocation of such interest income over the lease term is calculated using the effective interest method. Interest income for this interim period amounted to ¥27,193 million ($231 million).

2. Operating leases

(1) Lessee side

Future minimum lease payments at September 30, 2006 were as follows:

September 30, 2006	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 19,046	$162
Due after one year	83,714	710
Total	¥102,760	$872

(2) Lessor side

Future lease payments receivable at September 30, 2006 were as follows:

September 30, 2006	Millions of yen	Millions of U.S. dollars
Due within one year	¥14,873	$126
Due after one year	38,086	323
Total	¥52,960	$449

Future lease payments receivable amounting to ¥51,157 million ($434 million) on the lessor side referred to in 1. and 2. above were pledged as collateral for borrowings.

VIII. Market Value Information

1. Securities

Note: The market value of securities at September 30, 2006 was as follows:

The amounts shown in the following tables include negotiable certificates of deposit bought classified as "Deposits with banks," and beneficiary claims on loan trust classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the interim consolidated balance sheets.

(1) Bonds classified as held-to-maturity with market value

	Millions of yen			Millions of U.S. dollars		
September 30, 2006	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)
Japanese government bonds	¥ 749,983	¥ 740,068	¥ (9,915)	$ 6,361	$ 6,277	$ (84)
Japanese local government bonds	96,997	94,594	(2,403)	823	802	(20)
Japanese corporate bonds	379,928	375,829	(4,099)	3,222	3,188	(35)
Other	9,917	10,139	222	84	86	2
Total	¥1,236,826	¥1,220,630	¥(16,195)	$10,490	$10,353	$(137)

Note: Market value is calculated by using market prices at the interim period-end.

(2) Other securities with market value

	Millions of yen			Millions of U.S. dollars		
September 30, 2006	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥ 1,970,424	¥ 3,569,347	¥1,598,922	$ 16,713	$ 30,274	$13,562
Bonds	9,328,374	9,152,122	(176,252)	79,121	77,626	(1,495)
Japanese government bonds	7,874,690	7,719,254	(155,436)	66,791	65,473	(1,318)
Japanese local government bonds	512,392	501,778	(10,613)	4,346	4,256	(90)
Japanese corporate bonds	941,292	931,089	(10,202)	7,984	7,897	(87)
Other	4,175,904	4,141,168	(34,736)	35,419	35,125	(295)
Total	¥15,474,703	¥16,862,637	¥1,387,933	$131,253	$143,025	$11,772

Notes: 1. Consolidated balance sheet amount is calculated as follows:

Stocks	Average market prices during one month before the interim period-end
Bonds and other	Market prices at the interim period-end

2. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost, and such decline is not considered as recoverable. The market value is recognized as the interim consolidated balance sheet amount, and the amount of write-down is accounted for as valuation loss for this interim period. Valuation loss for this interim period was ¥1,247 million ($11 million). The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Market value is lower than acquisition cost.
Issuers requiring caution:	Market value is 30% or more lower than acquisition cost.
Normal issuers:	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above four categories of issuers.

(3) Securities with no available market value

	Millions of yen	Millions of U.S. dollars
September 30, 2006	Consolidated balance sheet amount	Consolidated balance sheet amount
Bonds classified as held-to-maturity		
Unlisted foreign securities	¥ 26	$ 0
Other	8,267	70
Other securities		
Unlisted stocks (excluding OTC stocks)	421,099	3,572
Unlisted bonds	2,729,834	23,154
Unlisted foreign securities	475,506	4,033
Other	409,421	3,473

2. Money held in trust

(1) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(2) Other money held in trust

	Millions of yen			Millions of U.S. dollars		
September 30, 2006	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains
Other money held in trust	¥2,602	¥2,820	¥217	$22	$24	$2

Note: Interim consolidated balance sheet amount is calculated using market prices at the interim period-end.

3. Net unrealized gains on other securities and other money held in trust

September 30, 2006	Millions of yen	Millions of U.S. dollars
Net unrealized gains	¥1,388,146	$11,774
Other securities	1,387,928	11,772
Other money held in trust	217	2
(–) Deferred tax liabilities	563,620	4,781
Net unrealized gains on other securities (before following adjustment)	824,525	6,993
(–) Minority interests	7,123	60
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	5,811	49
Net unrealized gains on other securities	¥ 823,213	$ 6,982

Note: Net unrealized gains included foreign currency translation adjustments on nonmarketable securities denominated in foreign currency.

4. Derivative transactions

(1) Interest rate derivatives

	Millions of yen			Millions of U.S. dollars		
September 30, 2006	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Interest rate futures	¥104,551,884	¥ (951)	¥ (951)	$ 886,784	$ (8)	$ (8)
Over-the-counter transactions:						
Forward rate agreements	10,103,047	(516)	(516)	85,692	(4)	(4)
Interest rate swaps	430,354,032	95,199	95,199	3,650,161	807	807
Interest rate swaptions	5,418,113	23,650	23,650	45,955	201	201
Caps	24,281,152	(23,902)	(23,902)	205,947	(203)	(203)
Floors	4,672,579	1,316	1,316	39,632	11	11
Other	4,316,614	22,838	22,838	36,613	194	194
Total	/	¥117,634	¥117,634	/	$998	$998

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above. Net unrealized losses amounted to ¥183 million ($2 million).

(2) Currency derivatives

	Millions of yen			Millions of U.S. dollars		
September 30, 2006	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Currency swaps	¥20,049,596	¥ 90,413	¥ 45,307	$170,056	$ 767	$ 384
Currency swaptions	2,100,318	8,382	8,382	17,814	71	71
Forward foreign exchange	48,858,917	(54,204)	(54,204)	414,410	(460)	(460)
Currency options	7,624,342	(61,336)	(61,336)	64,668	(520)	(520)
Total	/	¥(16,745)	¥(61,851)	/	$(142)	$(525)

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income. The amounts above do not include the following:
(a) Derivative transactions to which the deferred hedge accounting method is applied;
(b) Those that are allotted to financial assets/liabilities denominated in foreign currency and whose market values are already reflected to the consolidated balance sheet; and

(c) Those that are allotted to financial assets/liabilities denominated in foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.

Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above. Net unrealized gains amounted to ¥74 million ($1 million).

(3) Equity derivatives

	Millions of yen			Millions of U.S. dollars		
September 30, 2006	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Equity price index futures	¥ 90,675	¥(20)	¥(20)	$ 769	$(0)	$(0)
Over-the-counter transactions:						
Equity options	183,359	0	0	1,555	0	0
Total	/	¥(20)	¥(20)	/	$(0)	$(0)

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.

Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

(4) Bond derivatives

	Millions of yen			Millions of U.S. dollars		
September 30, 2006	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Bond futures	¥1,861,839	¥ (542)	¥ (542)	$15,792	$ (4)	$ (4)
Over-the-counter transactions:						
Forward bond agreements	68,993	1,693	1,693	585	14	14
Bond options	104,000	(12)	(12)	882	(0)	(0)
Total	/	¥1,137	¥1,137	/	$10	$10

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.

Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

(5) Commodity derivatives

	Millions of yen			Millions of U.S. dollars		
September 30, 2006	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Commodity futures	¥ 14,496	¥ (268)	¥ (268)	$ 123	$ (2)	$ (2)
Over-the-counter transactions:						
Commodity swaps	560,099	90,463	90,463	4,751	767	767
Commodity options	43,822	5,768	5,768	372	49	49
Total	/	¥95,963	¥95,963	/	$814	$814

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.

Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

2. Commodity derivatives are transactions on fuel and metal.

(6) Credit derivative transactions

	Millions of yen			Millions of U.S. dollars		
September 30, 2006	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Credit default options	¥1,321,566	¥1,118	¥1,118	$11,209	$9	$9
Other	175	(0)	(0)	1	(0)	(0)
Total	/	¥1,117	¥1,117	/	$9	$9

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.

Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

IX. Stock Option

SMFG recorded stock option expenses in "General and Administrative expenses" of ¥4 million ($0 million) in the six months ended September 30, 2006.

X. Segment Information

1. Business segment information

Six months ended September 30, 2006	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
	Millions of yen					
Ordinary income						
(1) External customers	¥1,227,836	¥390,901	¥207,013	¥1,825,751	¥ —	¥1,825,751
(2) Intersegment	22,937	9,729	101,444	134,111	(134,111)	—
Total	1,250,773	400,631	308,458	1,959,863	(134,111)	1,825,751
Ordinary expenses	933,478	379,804	273,075	1,586,359	(117,744)	1,468,614
Ordinary profit	¥ 317,295	¥ 20,826	¥ 35,382	¥ 373,504	¥ (16,367)	¥ 357,136

Six months ended September 30, 2006	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
	Millions of U.S. dollars					
Ordinary income						
(1) External customers	$10,414	$3,316	$1,756	$15,486	$ —	$15,486
(2) Intersegment	195	82	860	1,137	(1,137)	—
Total	10,609	3,398	2,616	16,623	(1,137)	15,486
Ordinary expenses	7,918	3,221	2,316	13,455	(998)	12,457
Ordinary profit	$ 2,691	$ 177	$ 300	$ 3,168	$ (139)	$ 3,029

Notes: 1. The business segmentation is classified based on SMFG's internal administrative purpose.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other business" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.
3. Ordinary income represents total income excluding gains on disposal of fixed assets, collection of written-off claims, gains on return of securities from employee retirement benefits trust and other extraordinary gains.
Ordinary expenses represent total expenses excluding losses on disposal of fixed assets, losses on impairment of fixed assets and other extraordinary expenses.

2. Geographic segment information

Six months ended September 30, 2006	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
	Millions of yen						
Ordinary income							
(1) External customers	¥1,532,565	¥119,112	¥81,932	¥ 92,141	¥1,825,751	¥ —	¥1,825,751
(2) Intersegment	45,146	21,838	2,909	27,607	97,501	(97,501)	—
Total	1,577,711	140,951	84,841	119,748	1,923,253	(97,501)	1,825,751
Ordinary expenses	1,290,105	101,982	68,373	95,788	1,556,249	(87,634)	1,468,614
Ordinary profit	¥ 287,606	¥ 38,968	¥16,468	¥ 23,960	¥ 367,003	¥ (9,867)	¥ 357,136

Six months ended September 30, 2006	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
	Millions of U.S. dollars						
Ordinary income							
(1) External customers	$12,999	$1,011	$695	$ 781	$15,486	$ —	$15,486
(2) Intersegment	383	185	25	234	827	(827)	—
Total	13,382	1,196	720	1,015	16,313	(827)	15,486
Ordinary expenses	10,943	865	580	812	13,200	(743)	12,457
Ordinary profit	$ 2,439	$ 331	$140	$ 203	$ 3,113	$ (84)	$ 3,029

Notes: 1. The geographic segmentation is classified based on the degrees of following factors:
geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Ordinary income represents total income excluding gains on disposal of fixed assets, collection of written-off claims, gains on return of securities from employee retirement benefits trust and other extraordinary gains.
Ordinary expenses represent total expenses excluding losses on disposal of fixed assets, losses on impairment of fixed assets and other extraordinary expenses.

3. Ordinary income from overseas operations

Six months ended September 30, 2006	Millions of yen	Millions of U.S. dollars
Consolidated ordinary income from overseas operations (A)	¥ 293,186	$ 2,487
Consolidated ordinary income (B)	1,825,751	15,486
(A) / (B)	16.1%	16.1%

Notes: 1. Consolidated ordinary income from overseas operations is presented as a counterpart of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

XI. Notes Related to Business Combination (Transactions under Common Control)

1. Outline of the transactions

(1) Name and business of combined entity

SMBC Friend Securities Co., Ltd. ("SMBC Friend Securities")
Securities business

(2) Form of reorganization

Exchange of shares

(3) Name of the entity after the reorganization

Sumitomo Mitsui Financial Group, Inc.

(4) Outline and purpose of the transaction

In accordance with the stabilization of the Japanese financial system, Japanese households' portfolios have shown clear signs of a shift from savings to investment, and their investment needs are expected to become further diversified. At the same time, we believe that new types of asset management services will become popular among individual investors who improve their financial knowledge and have an increased interest in portfolio management based on asset allocation concepts.

In view of these trends, SMFG will further strengthen cooperation among group companies by making SMBC Friend Securities a wholly-owned subsidiary, establishing a new business model distinct from the conventional one by combining banking and securities businesses and maximizing synergies between them. With such initiatives, SMFG will try to make every effort to enhance the enterprise value of the whole group.

2. Accounting method

SMFG applied the following accounting treatments stipulated by the Accounting Standard for Business Combinations to the consolidated and nonconsolidated financial statements:
"Chapter 3 Accounting Standard for Business Combinations, Article 4 Accounting treatment for the transactions under common control, Paragraph 2 Transactions with minority shareholders."

3. Additional acquisition of subsidiary's shares

(1) Acquisition cost

	Millions of yen	Millions of U.S. dollars
Common shares	¥221,365	$1,878
Expenses for acquiring the common shares	160	1
Acquisition cost	¥221,525	$1,879

(2) Share exchange ratio, its basis for determination, number of shares delivered and its values

(a) Type of shares and share exchange ratio
Common shares
SMFG 1: SMBC Friend Securities 0.0008

(b) Basis for determination of share exchange ratio
SMFG appointed Goldman Sachs (Japan) Ltd. as its financial advisor and SMBC Friend Securities appointed Merrill Lynch Japan Securities Co., Ltd. as its financial advisor. SMFG and SMBC Friend Securities comprehensively considered numerous factors including results of the analyses provided by their respective financial advisors, and discussed and agreed to the above.

(c) Number of shares delivered and values
249,015 shares
¥221,525 million ($1,879 million)

(3) Goodwill, reason for recognizing goodwill, amortization method and amortization term

(a) Amount of goodwill
¥99,995 million ($848 million)

(b) Reason for recognizing goodwill
SMFG accounted for the difference between the acquisition cost to acquire shares of common stock of SMBC Friend Securities additionally and the amount of minority interests decreased as goodwill.

(c) Method and term to amortize goodwill
Straight-line method over 20 years

XII. Per Share Data

September 30, 2006	Yen	U.S. dollars
Net assets per share	¥394,556.25	$3,346.53
Net income per share	32,782.19	278.05
Net income per share (diluted)	27,514.41	233.37

The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4, issued on September 25, 2002) on January 31, 2006, and the revised Guidance was applicable from the fiscal period ending on and after May 1, 2006, the implementation date of the Company Law. Effective April 1, 2006, SMFG applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges. This accounting change decreased net assets per share by ¥11,562.77 ($98.07) compared with the former method.

XIII. Subsequent Events (up to December 5, 2006)

1. SMFG resolved to acquire and retire shares of preferred stock (type 3) owned by the Resolution and Collection Corporation ("RCC") at the meeting of the Board of Directors held on October 5, 2006, and carried it out on October 11, 2006 as described below. The acquisition of the preferred shares was executed within SMFG's own stock acquisition limit pursuant to Article 155-3 and 156-1 of the Company Law.

   Details of acquisition and retirement

   Type 3 preferred stock

   (1) Number of shares to be acquired and retired: 195,000 shares

   (2) Total amount to be acquired: ¥222,241,500,000

2. SMFG resolved to establish the limit for acquiring own shares at the meeting of the Board of Directors held on October 13, 2006, and carried it out on October 17, 2006.

   (1) Resolution of the Board of Directors regarding establishment of the limit for acquiring own shares

   (a) Acquisition of SMFG's own stock in accordance with the resolution at the ordinary general meeting of shareholders held on June 29, 2006
   - Type of stock to be acquired: Common stock
   - Number of shares to be acquired: 60,466 shares (upper limit)
   - Amount of cash to be tendered in exchange for the acquired stock: ¥79,639,200,000 (upper limit)
   - Acquisition period: From October 16, 2006 to December 29, 2006

   (b) The limit for acquiring SMFG's own stock established pursuant to Article 8 of the Articles of Incorporation
   - Type of stock to be acquired: Common stock
   - Number of shares to be acquired: 6,700 shares (upper limit)
   - Amount of cash to be tendered in exchange for the acquired stock: ¥10,000,000,000 (upper limit)
   - Acquisition period: From October 16, 2006 to December 29, 2006

   (2) Acquisition of own shares

   (a) Type of shares acquired: Common stock

   (b) Number of shares acquired: 60,466 shares

   (c) Acquisition price (total amount): ¥1,270,000 per share (total amount: ¥76,791,820,000)

   (d) Method of acquisition: Acquisition through ToSTNet-2 (closing price orders), operated by Tokyo Stock Exchange, Inc.

   On October 17, 2006, Deposit Insurance Corporation of Japan announced that RCC sold 60,466 shares of common stock of SMFG, all of which SMFG delivered to RCC under the request for acquiring common shares in exchange for 50,000 shares of preferred stock (type 3) (total amount: ¥50,000 million) on September 29, 2006, at ¥76,791,820,000.

3. On October 13, 2006, SMFG, SMBC Leasing Company, Limited ("SMBC Leasing") and SMBC Auto Leasing Company, Limited ("SMBC Auto Leasing") agreed to pursue strategic joint businesses in leasing and auto leasing with Sumitomo Corporation, Sumisho Lease Co., Ltd. ("Sumisho Lease") and Sumisho Auto Leasing Corporation ("Sumisho Auto Lease"). Upon the basic agreement, SMBC Leasing and Sumisho Lease plan to merge on October 1, 2007 and the new leasing company is expected to become a consolidated subsidiary of SMFG (55% of voting rights held). This merger is regarded as an acquisition under the Accounting Standard for Business Combinations, and upon this merger taking effect, SMFG plans to recognize goodwill for purposes of its consolidated financial statements. However, the amount of goodwill to be recognized has not yet been determined at present. In addition, SMBC Auto Leasing and Sumisho Auto Lease also plan to merge on October 1, 2007.

4. SMFG resolved at the meeting of the Board of Directors held on December 4, 2006 to issue preferred securities through overseas special purpose subsidiaries and establish wholly-owned subsidiaries in Cayman Island so as to strengthen capital to support SMFG's implementation of its growth strategies. The preferred securities to be issued are as follows:

Issuer	SMFG Preferred Capital USD 1 Limited	SMFG Preferred Capital GBP 1 Limited
	Each issuer is an overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which are wholly owned by SMFG	
Type of securities	U.S. Dollar denominated Non-cumulative Perpetual Preferred Securities	British pound sterling denominated Non-cumulative Perpetual Preferred Securities
	The preferred securities are not convertible or exchangeable into common stock of SMFG	
Total issue amount	To be determined	To be determined
Use of proceeds	To be provided to SMBC, a banking subsidiary of SMFG, as perpetual subordinated loans	
Ranking	The preferred securities rank, as to rights to liquidation preferences, effectively pari passu with preferred stock of SMFG	
Method of offering	Offered in the U.S. market through private placement to qualified institutional investors. Also offered in the euro market	
Listing	Singapore Exchange Securities Trading Limited (to be determined)	

Note: The above description is prepared on the assumptions that SMFG performs necessary filings and obtains the approval required under the relevant laws.

XIV. Parent Company

1. Nonconsolidated balance sheets (unaudited)

Sumitomo Mitsui Financial Group, Inc.
September 30, 2006 and 2005, and March 31, 2006

	Millions of yen			Millions of U.S. dollars
	September 30		March 31	September 30
	2006	2005	2006	2006
Assets				
Current assets	¥ 81,894	¥ 65,176	¥ 579,372	$ 695
Cash and due from banks	18,458	54,252	561,862	157
Other current assets	63,436	10,923	17,509	538
Fixed assets	3,847,707	3,587,526	3,586,657	32,635
Tangible fixed assets	9	2	1	0
Intangible fixed assets	26	34	28	0
Investments and other assets	3,847,671	3,587,489	3,586,627	32,635
Investments in subsidiaries and affiliates	3,847,651	3,586,045	3,586,045	32,635
Other	20	1,443	582	0
Deferred charges	150	452	301	1
Total assets	¥3,929,752	¥3,653,155	¥4,166,332	$33,331
Liabilities				
Current liabilities	¥ 677,539	¥ 340,469	¥ 230,905	$ 5,747
Short-term borrowings	620,000	340,000	230,000	5,259
Reserve for employees bonuses	76	61	70	1
Other current liabilities	57,463	407	835	487
Total liabilities	677,539	340,469	230,905	5,747
Stockholders' equity				
Capital stock	—	1,352,651	1,420,877	—
Capital surplus	—	1,852,296	2,105,396	—
Capital reserve	—	1,352,764	1,420,989	—
Other capital surplus	—	499,532	684,406	—
Retained earnings	—	378,572	413,546	—
Voluntary reserve	—	30,420	30,420	—
Unappropriated retained earnings	—	348,152	383,126	—
Treasury stock	—	(270,834)	(4,393)	—
Total stockholders' equity	—	3,312,686	3,935,426	—
Total liabilities and stockholders' equity	—	¥3,653,155	¥4,166,332	—
Net assets				
Stockholders' equity				
Capital stock	1,420,877	—	—	12,052
Capital surplus	1,152,740	—	—	9,777
Capital reserve	642,355	—	—	5,448
Other capital surplus	510,385	—	—	4,329
Retained earnings	683,818	—	—	5,800
Other retained earnings				
Voluntary reserve	30,420	—	—	258
Retained earnings brought forward	653,398	—	—	5,542
Treasury stock	(5,223)	—	—	(45)
Total stockholders' equity	3,252,213	—	—	27,584
Total net assets	3,252,213	—	—	27,584
Total liabilities and net assets	¥3,929,752	—	—	$33,331

2. Nonconsolidated statements of income (unaudited)

Sumitomo Mitsui Financial Group, Inc.
Six months ended September 30, 2006 and 2005, and year ended March 31, 2006

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2006	2005	2006	2006
Operating income	¥321,340	¥16,206	¥55,482	$2,725
Dividends on investments in subsidiaries and affiliates	317,486	12,039	46,432	2,693
Fees and commissions received from subsidiaries	3,854	4,155	9,038	32
Interest income on loans to subsidiaries and affiliates	—	11	11	—
Operating expenses	1,567	1,737	3,196	13
General and administrative expenses	1,567	1,737	3,196	13
Operating profit	319,772	14,468	52,285	2,712
Nonoperating income	219	66	138	2
Nonoperating expenses	880	2,111	4,159	7
Ordinary profit	319,112	12,424	48,264	2,707
Extraordinary gains	—	27,579	27,579	—
Income before income taxes	319,112	40,004	75,844	2,707
Income taxes:				
Current	345	1	3	3
Deferred	542	1,567	2,431	5
Net income	¥318,223	¥38,435	¥73,408	$2,699

3. Nonconsolidated statement of changes in net assets (unaudited)

Sumitomo Mitsui Financial Group, Inc.
Six months ended September 30, 2006

	Millions of yen									
	Stockholders' equity									
		Capital surplus			Retained earnings					
					Other retained earnings					
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnin,gs	Treasury stock	Total stockholders' equity	Net assets
Balance at March 31, 2006	¥1,420,877	¥1,420,989	¥ 684,406	¥2,105,396	¥30,420	¥383,126	¥413,546	¥ (4,393)	¥3,935,426	¥3,935,426
Changes in the six months:										
Transfer of capital reserve to other capital surplus		(1,000,000)	1,000,000	—					—	—
Increase due to exchange of shares		221,365		221,365					221,365	221,365
Cash dividends						(47,951)	(47,951)		(47,951)	(47,951)
Net income						318,223	318,223		318,223	318,223
Acquisition of own shares								(1,174,922)	(1,174,922)	(1,174,922)
Disposal of treasury shares			15	15				56	71	71
Retirement of treasury shares			(1,174,036)	(1,174,036)				1,174,036	—	—
Net changes in the six months	—	(778,634)	(174,021)	(952,655)	—	270,272	270,272	(830)	(683,213)	(683,213)
Balance at September 30, 2006	¥1,420,877	¥ 642,355	¥ 510,385	¥1,152,740	¥30,420	¥653,398	¥683,818	¥ (5,223)	¥3,252,213	¥3,252,213

	Millions of U.S. dollars									
	Stockholders' equity									
		Capital surplus			Retained earnings					
					Other retained earnings					
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Net assets
Balance at March 31, 2006	$12,052	$12,052	$5,805	$17,857	$258	$3,250	$3 508	$ (38)	$33,379	$33,379
Changes in the six months:										
Transfer of capital reserve to other capital surplus		(8,482)	8,482	—					—	—
Increase due to exchange of shares		1,878		1,878					1,878	1,878
Cash dividends						(407)	(407)		(407)	(407)
Net income						2,699	2,699		2,699	2,699
Acquisition of own shares								(9,965)	(9,965)	(9,965)
Disposal of treasury shares			0	0				0	0	0
Retirement of treasury shares			(9,958)	(9,958)				9,958	—	—
Net changes in the six months	—	(6,604)	(1,476)	(8,080)	—	2,292	2.292	(7)	(5,795)	(5,795)
Balance at September 30, 2006	$12,052	$ 5,448	$4,329	$ 9,777	$258	$5,542	$5.800	$ (45)	$27,584	$27,584

Supplemental Information

Nonconsolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation
September 30, 2006 and 2005, and March 31, 2006

	Millions of yen			Millions of U.S. dollars
	September 30		March 31	September 30
	2006	2005	2006	**2006**
Assets				
Cash and due from banks	**¥2,333,306**	¥ 2,767,847	¥ 4,798,403	**$19,791**
Deposits with banks	**1,510,891**	1,893,890	1,791,564	**12,815**
Call loans and bills bought	**1,277,245**	707,319	576,909	**10,833**
Receivables under resale agreements	**81,686**	80,057	81,470	**693**
Receivables under securities borrowing transactions	**1,067,359**	2,165,749	1,956,650	**9,053**
Commercial paper and other debt purchased	**360,065**	138,907	115,637	**3,054**
Trading assets	**3,085,593**	3,368,665	3,694,791	**26,171**
Money held in trust	**2,820**	811	2,912	**24**
Securities	**22,047,445**	23,039,486	25,202,541	**187,001**
Loans and bills discounted	**53,902,477**	50,949,158	51,857,559	**457,188**
Foreign exchanges	**868,028**	823,751	877,570	**7,362**
Other assets	**1,432,776**	1,647,867	1,567,812	**12,153**
Premises and equipment	**—**	640,700	639,538	**—**
Tangible fixed assets	**553,697**	—	—	**4,696**
Intangible fixed assets	**73,251**	—	—	**621**
Deferred tax assets	**889,187**	1,328,517	976,203	**7,542**
Customers' liabilities for acceptances and guarantees	**4,435,152**	4,513,173	4,120,300	**37,618**
Reserve for possible loan losses	**(771,822)**	(772,141)	(816,437)	**(6,546)**
Total assets	**¥93,149,162**	¥93,293,761	¥97,443,428	**$790,069**
Liabilities and stockholders' equity				
Liabilities				
Deposits	**¥68,541,049**	¥65,983,526	¥68,222,167	**$581,349**
Call money and bills sold	**2,547,399**	5,968,256	7,937,965	**21,606**
Payables under repurchase agreements	**790,836**	469,130	382,082	**6,708**
Payables under securities lending transactions	**3,141,635**	3,612,024	2,709,084	**26,646**
Trading liabilities	**1,635,612**	1,533,711	2,515,932	**13,873**
Borrowed money	**2,909,422**	2,067,062	2,023,023	**24,677**
Foreign exchanges	**333,041**	431,622	449,560	**2,825**
Bonds	**3,710,437**	3,872,570	3,776,707	**31,471**
Due to trust account	**50,733**	42,260	318,597	**430**
Other liabilities	**1,503,085**	1,571,010	1,295,135	**12,749**
Reserve for employee bonuses	**8,277**	8,239	8,691	**70**
Reserve for point service program	**792**	—	—	**7**
Reserve for expenses related to EXPO 2005 Japan	**—**	284	—	**—**
Other reserves	**18**	18	18	**0**
Deferred tax liabilities for land revaluation	**49,276**	49,637	49,384	**418**
Acceptances and guarantees	**4,435,152**	4,513,173	4,120,300	**37,618**
Total liabilities	**89,656,772**	90,122,526	93,808,652	**760,447**
Stockholders' equity				
Capital stock	**—**	664,986	664,986	**—**
Capital surplus	**—**	1,367,548	1,367,548	**—**
Retained earnings	**—**	607,900	794,033	**—**
Land revaluation excess	**—**	24,488	24,716	**—**
Net unrealized gains on other securities	**—**	506,310	783,491	**—**
Total stockholders' equity	**—**	3,171,235	3,634,776	**—**
Total liabilities and stockholders' equity	**—**	¥93,293,761	¥97,443,428	**—**
Net assets				
Capital stock	**664,986**	—	—	**5,641**
Capital surplus	**1,367,548**	—	—	**11,599**
Retained earnings	**677,810**	—	—	**5,749**
Treasury stock	**—**	—	—	**—**
Total stockholders' equity	**2,710,345**	—	—	**22,989**
Net unrealized gains on other securities	**841,657**	—	—	**7,139**
Net deferred losses on hedges	**(84,171)**	—	—	**(714)**
Land revaluation excess	**24,558**	—	—	**208**
Total valuation and translation adjustments	**782,045**	—	—	**6,633**
Total net assets	**3,492,390**	—	—	**29,622**
Total liabilities and net assets	**¥93,149,162**	—	—	**$790,069**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥117.90 to US$1, the exchange rate prevailing at September 30, 2006.

Nonconsolidated Statements of Income (Unaudited)

Sumitomo Mitsui Banking Corporation
Six months ended September 30, 2006 and 2005, and year ended March 31, 2006

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2006	2005	2006	**2006**
Income				
Interest income	**¥ 777,964**	¥ 663,008	¥1,426,546	**$6,598**
Trust fees	**1,407**	4,284	8,626	**12**
Fees and commissions	**219,239**	220,503	474,972	**1,860**
Trading profits	**43,432**	5,055	13,250	**368**
Other operating income	**55,870**	158,767	273,861	**474**
Other income	**68,132**	42,526	125,442	**578**
Total income	**1,166,046**	1,094,146	2,322,699	**9,890**
Expenses				
Interest expenses	**334,155**	208,658	472,002	**2,834**
Fees and commissions	**59,752**	57,070	108,296	**507**
Trading losses	**3,307**	1,485	1,312	**28**
Other operating expenses	**91,580**	17,757	63,613	**776**
General and administrative expenses	**294,617**	301,739	604,098	**2,499**
Provision for reserve for possible loan losses	**—**	96,119	164,630	**—**
Other expenses	**84,282**	56,200	162,072	**715**
Total expenses	**867,695**	739,030	1,576,026	**7,359**
Income before income taxes	**298,351**	355,115	746,672	**2,531**
Income taxes:				
Current	**7,753**	5,081	13,512	**66**
Deferred	**106,951**	51,267	213,639	**907**
Net income	**¥ 183,646**	¥ 298,766	¥ 519,520	**$1,558**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥117.90 to US$1, the exchange rate prevailing at September 30, 2006.

Income Analysis (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Operating Income, Classified by Domestic and Overseas Operations

	Millions of yen			
	Six months ended September 30, 2006			
	Domestic operations	Overseas operations	Elimination	Total
Interest income	¥669,798	¥260,926	¥(20,915)	¥909,808
Interest expenses	188,864	174,798	(13,471)	350,191
Net interest income	480,933	86,128	(7,444)	559,617
Trust fees	1,416	—	—	1,416
Fees and commissions (income)	308,644	29,029	(352)	337,322
Fees and commissions (expenses)	51,060	3,008	(141)	53,927
Net fees and commissions	257,583	26,021	(210)	283,394
Trading profits	57,247	15,023	(17,774)	54,496
Trading losses	10,473	10,184	(17,774)	2,883
Net trading income	46,773	4,839	—	51,613
Other operating income	493,369	8,041	(289)	501,121
Other operating expenses	507,261	4,184	(94)	511,352
Net other operating income	(13,892)	3,856	(194)	(10,230)

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest expenses" are shown after deduction of expenses (first half of fiscal 2006, ¥1 million) related to the management of money held in trust.
3. Intersegment transactions are reported in "Elimination" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen		
	Six months ended September 30, 2006		
	Average balance	Interest	Earnings yield
Interest-earning assets	¥77,332,447	¥669,798	1.73%
Loans and bills discounted	51,544,254	481,416	1.87
Securities	20,875,872	136,557	1.31
Call loans and bills bought	883,704	8,165	1.85
Receivables under resale agreements	42,697	19	0.09
Receivables under securities borrowing transactions	1,437,162	1,615	0.22
Deposits with banks	1,139,174	13,743	2.41
Interest-bearing liabilities	¥81,673,373	¥188,864	0.46%
Deposits	65,285,046	76,231	0.23
Negotiable certificates of deposit	2,307,551	1,590	0.14
Call money and bills sold	3,937,832	1,608	0.08
Payables under repurchase agreements	142,187	127	0.18
Payables under securities lending transactions	2,349,592	33,050	2.81
Commercial paper	1,416	1	0.24
Borrowed money	3,057,003	20,845	1.36
Short-term bonds	351,434	513	0.29
Bonds	3,831,209	33,792	1.76

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2006, ¥1,400,562 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (first half of fiscal 2006, ¥2,607 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2006, ¥2,607 million) and corresponding interest (first half of fiscal 2006, ¥1 million).

Overseas Operations

	Millions of yen		
	Six months ended September 30, 2006		
	Average balance	Interest	Earnings yield
Interest-earning assets	¥10,536,815	¥260,926	4.95%
Loans and bills discounted	7,236,264	181,394	5.01
Securities	1,085,709	28,609	5.27
Call loans and bills bought	177,086	4,827	5.45
Receivables under resale agreements	160,353	3,732	4.65
Receivables under securities borrowing transactions	—	—	—
Deposits with banks	1,363,415	26,398	3.87
Interest-bearing liabilities	¥ 8,067,107	¥174,798	4.33%
Deposits	6,244,001	125,375	4.02
Negotiable certificates of deposit	761,386	18,824	4.94
Call money and bills sold	251,630	5,632	4.48
Payables under repurchase agreements	347,611	8,563	4.93
Payables under securities lending transactions	—	—	—
Commercial paper	—	—	—
Borrowed money	84,867	722	1.70
Short-term bonds	—	—	—
Bonds	368,175	10,763	5.85

Notes: 1. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2006, ¥39,070 million).

Total of Domestic and Overseas Operations

	Millions of yen		
	Six months ended September 30, 2006		
	Average balance	Interest	Earnings yield
Interest-earning assets	¥87,436,836	¥909,808	2.08%
Loans and bills discounted	58,198,676	651,018	2.24
Securities	22,209,525	157,718	1.42
Call loans and bills bought	1,060,790	12,993	2.45
Receivables under resale agreements	203,051	3,751	3.69
Receivables under securities borrowing transactions	1,437,162	1,615	0.22
Deposits with banks	2,404,594	38,467	3.20
Interest-bearing liabilities	¥89,059,773	¥350,191	0.79%
Deposits	71,430,863	199,933	0.56
Negotiable certificates of deposit	3,068,937	20,415	1.33
Call money and bills sold	4,189,463	7,240	0.35
Payables under repurchase agreements	489,799	8,691	3.55
Payables under securities lending transactions	2,349,592	33,050	2.81
Commercial paper	1,416	1	0.24
Borrowed money	2,559,879	9,771	0.76
Short-term bonds	351,434	513	0.29
Bonds	4,199,384	44,556	2.12

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are calculated by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2006, ¥1,459,271 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (first half of fiscal 2006, ¥2,607 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2006, ¥2,607 million) and corresponding interest (first half of fiscal 2006, ¥1 million).

Fees and Commissions

	Millions of yen			
	Six months ended September 30, 2006			
	Domestic operations	Overseas operations	Elimination	Total
Fees and commissions (income)	¥308,644	¥29,029	¥(352)	¥337,322
Deposits and loans	11,878	19,383	—	31,262
Remittances and transfers	61,462	4,502	(0)	65,964
Securities-related business	24,188	0	—	24,188
Agency	8,521	—	—	8,521
Safe deposits	3,904	2	(0)	3,906
Guarantees	21,131	2,072	(214)	22,989
Credit card	57,374	—	—	57,374
Fees and commissions (expenses)	¥ 51,060	¥ 3,008	¥(141)	¥ 53,927
Remittances and transfers	12,291	930	(74)	13,146

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Trading Income

	Millions of yen			
	Six months ended September 30, 2006			
	Domestic operations	Overseas operations	Elimination	Total
Trading profits	¥57,247	¥15,023	¥(17,774)	¥54,496
Gains on trading securities	5,837	951	—	6,788
Gains on securities related to trading transactions	—	—	—	—
Gains on trading-related financial derivatives	50,312	14,072	(17,774)	46,610
Others	1,096	—	—	1,096
Trading losses	¥10,473	¥10,184	¥(17,774)	¥ 2,883
Losses on trading securities	—	—	—	—
Losses on securities related to trading transactions	2,813	69	—	2,883
Losses on trading-related financial derivatives	7,659	10,114	(17,774)	—
Others	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Assets and Liabilities (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Deposits and Negotiable Certificates of Deposit

Period-End Balance

	Millions of yen
	September 30, 2006
Domestic operations:	
Liquid deposits	**¥41,003,292**
Fixed-term deposits	**21,555,525**
Others	**3,667,991**
Subtotal	**66,226,808**
Negotiable certificates of deposit	**1,573,691**
Total	**¥67,800,500**
Overseas operations:	
Liquid deposits	**¥ 5,033,358**
Fixed-term deposits	**899,078**
Others	**6,307**
Subtotal	**5,938,744**
Negotiable certificates of deposit	**918,661**
Total	**¥ 6,857,406**
Grand total	**¥74,657,906**

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
3. Fixed-term deposits = Time deposits + Installment savings

Balance of Loan Portfolio, Classified by Industry

Period-End Balance

	Millions of yen	
	September 30, 2006	
Domestic operations:		
Manufacturing	**¥ 5,581,376**	**10.71%**
Agriculture, forestry, fisheries and mining	**138,844**	**0.27**
Construction	**1,415,820**	**2.72**
Transportation, communications and public enterprises	**2,942,712**	**5.64**
Wholesale and retail	**5,466,420**	**10.48**
Finance and insurance	**4,350,822**	**8.34**
Real estate	**7,596,954**	**14.57**
Services	**6,440,243**	**12.35**
Municipalities	**587,012**	**1.13**
Others	**17,614,154**	**33.79**
Subtotal	**¥52,134,361**	**100.00%**
Overseas operations:		
Public sector	**¥ 43,239**	**0.61%**
Financial institutions	**497,687**	**7.06**
Commerce and industry	**5,933,734**	**84.17**
Others	**575,434**	**8.16**
Subtotal	**¥ 7,050,096**	**100.00%**
Total	**¥59,184,457**	**—**

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Japan offshore banking accounts are included in overseas operations' accounts.

Risk-Monitored Loans

	Millions of yen		
	September 30, 2006	September 30, 2005	March 31, 2006
Bankrupt loans	**¥ 64,857**	¥ 89,680	¥ 59,332
Non-accrual loans	**638,385**	1,084,678	714,366
Past due loans (3 months or more)	**36,865**	53,845	24,571
Restructured loans	**407,927**	560,295	444,889
Total	**¥1,148,036**	¥1,788,499	¥1,243,160

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Securities

Period-End Balance

	Millions of yen
	September 30, 2006
Domestic operations:	
Japanese government bonds	**¥ 8,469,237**
Japanese local government bonds	**598,776**
Japanese corporate bonds	**4,040,854**
Japanese stocks	**4,215,106**
Others	**3,652,334**
Subtotal	**¥20,976,308**
Overseas operations:	
Japanese government bonds	**¥ —**
Japanese local government bonds	**—**
Japanese corporate bonds	**—**
Japanese stocks	**—**
Others	**1,116,429**
Subtotal	**¥ 1,116,429**
Total of domestic and overseas operations:	
Japanese government bonds	**¥ —**
Japanese local government bonds	**—**
Japanese corporate bonds	**—**
Japanese stocks	**258,897**
Others	**—**
Subtotal	**¥ 258,897**
Total	**¥22,351,635**

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. "Others" include foreign bonds and foreign stocks.

Trading Assets and Liabilities

	Millions of yen			
	September 30, 2006			
	Domestic operations	Overseas operations	Elimination	Total
Trading assets:	¥3,094,648	¥339,412	¥(29,471)	¥3,404,589
Trading securities	73,112	5,963	—	79,075
Derivatives of trading securities	624	—	—	624
Securities related to trading transactions	—	—	—	—
Derivatives of securities related to trading transactions	3,624	—	—	3,624
Trading-related financial derivatives	1,932,777	333,449	(29,471)	2,236,755
Other trading assets	1,084,509	—	—	1,084,509
Trading liabilities:	¥1,632,027	¥329,768	¥(29,471)	¥1,932,323
Trading securities sold for short sales	23,155	3,087	—	26,242
Derivatives of trading securities	700	—	—	700
Securities related to trading transactions	—	—	—	—
Derivatives of securities related to trading transactions	3,998	—	—	3,998
Trading-related financial derivatives	1,604,173	326,680	(29,471)	1,901,382
Other trading liabilities	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (exclucing overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Capital Ratio (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

		Millions of yen		
		September 30, 2006	September 30, 2005	March 31, 2006
Tier I capital:	Capital stock	**¥ 1,420,877**	¥ 1,352,651	¥ 1,420,877
	Capital surplus	**276,570**	974,349	1,229,225
	Retained earnings	**1,188,399**	697,905	944,112
	Treasury stock	**(50,178)**	(270,834)	(4,393)
	Foreign currency translation adjustments	**(47,909)**	(62,640)	(41,475)
	Stock acquisition rights	**4**	—	—
	Minority interests	**1,055,000**	1,064,181	1,104,244
	Goodwill and others	**(105,016)**	(9,528)	(6,686)
	Subtotal (A)	**3,737,747**	3,746,083	4,645,905
Tier II capital:	45% of unrealized gains on other securities	**629,087**	410,926	627,807
	45% of unrealized gains on land	**39,709**	39,875	39,934
	General reserve for possible loan losses	**712,817**	597,385	742,614
	Qualifying subordinated debt	**2,595,141**	2,710,942	2,657,378
	Subtotal	**3,976,755**	3,759,129	4,067,736
	Tier II capital included as qualifying capital (B)	**3,737,747**	3,746,083	4,067,736
Deductions:	(C)	**630,601**	548,006	619,279
Total capital:	(D) = (A) + (B) - (C)	**¥ 6,844,893**	¥ 6,944,161	¥ 8,094,361
Risk-adjusted assets:	On-balance-sheet	**¥61,250,419**	¥56,978,478	¥58,984,821
	Off-balance-sheet	**6,304,295**	5,736,346	5,952,321
	Asset equivalent of market risk	**391,161**	413,074	385,206
	Subtotal (E)	**¥67,945,876**	¥63,127,899	¥65,322,349
Capital ratio:	(D) / (E) × 100	**10.07%**	11.00%	12.39%

Capital (Nonconsolidated)

Sumitomo Mitsui Financial Group, Inc.

Capital Stock (as of September 30, 2006)

¥1,420,877 million

Number of Shares Issued

September 30, 2006	Number of shares issued
Common stock	7,733,653.77
Preferred stock (Type 3)	195,000
Preferred stock (1st series Type 4)	4,175
Preferred stock (2nd series Type 4)	4,175
Preferred stock (3rd series Type 4)	4,175
Preferred stock (4th series Type 4)	4,175
Preferred stock (5th series Type 4)	4,175
Preferred stock (6th series Type 4)	4,175
Preferred stock (7th series Type 4)	4,175
Preferred stock (8th series Type 4)	4,175
Preferred stock (9th series Type 4)	4,175
Preferred stock (10th series Type 4)	4,175
Preferred stock (11th series Type 4)	4,175
Preferred stock (12th series Type 4)	4,175
Preferred stock (1st series Type 6)	70,001
Total	8,048,754.77

Stock Exchange Listings

Tokyo Stock Exchange (First Section) / Osaka Securities Exchange (First Section) / Nagoya Stock Exchange (First Section)

Principal Shareholders

a. Common Stock

September 30, 2006 Shareholders	Number of shares	Percentage of shares outstanding
Japan Trustee Services Bank, Ltd. (Trust Account)	468,747.00	6.06%
The Master Trust Bank of Japan, Ltd. (Trust account)	430,054.00	5.56
The Chase Manhattan Bank N.A. London*	205,911.00	2.66
State Street Bank and Trust Company 505103*	164,504.00	2.12
Nippon Life Insurance Company	154,667.42	1.99
State Street Bank and Trust Company*	126,399.00	1.63
Sumitomo Mitsui Banking Corporation	100,481.00	1.29
JPMCB USA Residents Pension Jasdec Lend 385051*	89,158.00	1.15
Trust & Custody Services Bank, Ltd. (Trust Account B)	88,423.00	1.14
Mellon Bank N.A. as agent for its client Mellon Omnibus US Pension**	86,381.00	1.11
Total	1,914,725.42	24.75%

* Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division
** Standing agent: The Hongkong and Shanghai Banking Corporation Limited Tokyo branch Custody and Clearing

b. Preferred Stock (Type 3)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
The Resolution and Collection Corporation	195,000	100.00%

c. Preferred Stock (1st series Type 4)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

d. Preferred Stock (2nd series Type 4)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

e. Preferred Stock (3rd series Type 4)

September.30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

f. Preferred Stock (4th series Type 4)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

g. Preferred Stock (5th series Type 4)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

h. Preferred Stock (6th series Type 4)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

i. Preferred Stock (7th series Type 4)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

j. Preferred Stock (8th series Type 4)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

k. Preferred Stock (9th series Type 4)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

l. Preferred Stock (10th series Type 4)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

m. Preferred Stock (11th series Type 4)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

n. Preferred Stock (12th series Type 4)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

o. Preferred Stock (1st series Type 6)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Life Insurance Company	23,334	33.33%
Nippon Life Insurance Company	20,000	28.57
MITSUI LIFE INSURANCE COMPANY LIMITED	16,667	23.81
Mitsui Sumitomo Insurance Company, Limited	10,000	14.29
Total	70,001	100.00%

Notes: 1. The exercise of voting rights of Company shares held by Sumitomo Mitsui Banking Corporation is restricted, as stipulated in Article 67 of the enforcement regulations for the Company Law.

2. The following reports on shareholdings (including their amendment reports) were submitted to the authorities. However, as we could not confirm how many shares are in beneficial possession of the submitters as of September 30, 2006, we did not include them in the list of principal shareholders shown above. The contents of the reports are summarized as follows:

Submitters	Filing date	Number of shares*	Percentage of shares outstanding
Capital Research and Management Company	May 15, 2006	387,480	5.22%
Resona Holdings, Inc.	Oct. 6, 2006	72,895	0.85
Goldman Sachs (Japan) Ltd.	Oct. 13, 2006	439,628	5.17

* Includes shares held by co-shareholders.

Income Analysis (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Gross Banking Profit, Classified by Domestic and International Operations

	Millions of yen		
	Six months ended September 30, 2006		
	Domestic operations	International operations	Total
Interest income	¥491,654	¥290,077	¥777,964 [3,767]
Interest expenses	40,140	297,781	334,153 [3,767]
Net interest income	451,514	(7,703)	443,810
Trust fees	1,404	2	1,407
Fees and commissions (income)	181,447	37,791	219,239
Fees and commissions (expenses)	52,055	7,697	59,752
Net fees and commissions	129,392	30,094	159,486
Trading profits	1,394	42,038	43,432
Trading losses	423	2,883	3,307
Net trading income	971	39,154	40,125
Other operating income	17,812	38,057	55,870
Other operating expenses	61,038	30,541	91,580
Net other operating income	(43,226)	7,516	(35,709)
Gross banking profit	¥540,056	¥ 69,064	¥609,120
Gross banking profit rate (%)	1.61%	0.98%	1.50%

Notes: 1. Domestic operations include yen-denominated transactions by domestic branches, while international operations include foreign-currency-denominated transactions by domestic branches and operations by overseas branches. Yen-denominated nonresident transactions and Japan offshore banking accounts are included in international operations.

2. "Interest expenses" are shown after deduction of amounts equivalent to interest expenses on money held in trust (first half of fiscal 2006, ¥1 million).

3. Figures in brackets [ ] indicate interest payments between domestic and international operations. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

4. Gross banking profit rate = Gross banking profit / Days in the interim period × Days in the fiscal year / Average balance of interest-earning assets × 100

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen		
	Six months ended September 30, 2006		
	Average balance	Interest	Earnings yield
Interest-earning assets	¥66,681,331 [138,041]	¥491,654 [79]	1.47%
Loans and bills discounted	46,712,723	388,831	1.66
Securities	17,673,733	88,797	1.00
Call loans	417,702	553	0.26
Receivables under resale agreements	19,749	0	0.00
Receivables under securities borrowing transactions	1,431,128	1,607	0.22
Bills bought	96,052	21	0.04
Deposits with banks	47,682	60	0.00
Interest-bearing liabilities	¥68,882,326	¥ 40,140 [3,688]	0.11%
Deposits	57,538,883	17,088	0.05
Negotiable certificates of deposit	2,833,138	1,830	0.12
Call money	1,990,078	1,186	0.11
Payables under repurchase agreements	147,951	133	0.18
Payables under securities lending transactions	739,075	634	0.17
Bills sold	1,907,027	220	0.02
Commercial paper	—	—	—
Borrowed money	1,127,182	7,244	1.28
Bonds	2,279,763	11,478	1.00

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2006, ¥1,312,748 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2006, ¥2,607 million) and corresponding interest (first half of fiscal 2006, ¥1 million).

2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

International Operations

	Millions of yen		
	Six months ended September 30, 2006		
	Average balance	Interest	Earnings yield
Interest-earning assets	¥13,915,049	¥290,077 [3,688]	4.15%
Loans and bills discounted	5,877,660	147,364	5.00
Securities	4,118,281	66,322	3.21
Call loans	430,005	10,424	4.83
Receivables under resale agreements	109,811	2,228	4.04
Receivables under securities borrowing transactions	—	—	—
Bills bought	—	—	—
Deposits with banks	2,194,373	33,970	3.08
Interest-bearing liabilities	¥13,716,943 [138,041]	¥297,781 [79]	4.32%
Deposits	7,814,450	155,445	3.96
Negotiable certificates of deposit	518,279	13,704	5.27
Call money	259,450	5,816	4.47
Payables under repurchase agreements	311,577	7,729	4.94
Payables under securities lending transactions	1,586,886	32,400	4.07
Bills sold	—	—	—
Commercial paper	—	—	—
Borrowed money	1,267,882	30,396	4.78
Bonds	1,442,264	24,771	3.42

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2006, ¥40,719 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method, under which the TT middle rate at the end of the previous month is applied to nonexchange transactions of the month concerned.

Total of Domestic and International Operations

	Millions of yen		
	Six months ended September 30, 2006		
	Average balance	Interest	Earnings yield
Interest-earning assets	¥80,458,339	¥777,964	1.92%
Loans and bills discounted	52,590,383	536,196	2.03
Securities	21,792,015	155,120	1.41
Call loans	847,708	10,977	2.58
Receivables under resale agreements	129,560	2,228	3.43
Receivables under securities borrowing transactions	1,431,128	1,607	0.22
Bills bought	96,052	21	0.04
Deposits with banks	2,242,055	34,030	3.02
Interest-bearing liabilities	¥82,461,229	¥334,153	0.80%
Deposits	65,353,334	172,533	0.52
Negotiable certificates of deposit	3,351,418	15,535	0.92
Call money	2,249,529	7,002	0.62
Payables under repurchase agreements	459,529	7,863	3.41
Payables under securities lending transactions	2,325,962	33,034	2.83
Bills sold	1,907,027	220	0.02
Commercial paper	—	—	—
Borrowed money	2,395,065	37,641	3.13
Bonds	3,722,028	36,249	1.94

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2006, ¥1,353,468 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2006, ¥2,607 million) and corresponding interest (first half of fiscal 2006, ¥1 million).
2. Figures in the table above indicate the net average balances of amounts adjusted for interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.

Breakdown of Interest Income and Interest Expenses

Domestic Operations

	Millions of yen		
	Six months ended September 30, 2006		
	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)
Interest income	¥ 7,224	¥ (2,919)	¥ 4,304
Loans and bills discounted	22,881	(31,918)	(9,037)
Securities	(12,281)	27,761	15,479
Call loans	18	516	535
Receivables under resale agreements	0	0	0
Receivables under securities borrowing transactions	62	1,337	1,400
Bills bought	1	15	16
Deposits with banks	3	56	60
Interest expenses	¥ (1,033)	¥12,870	¥11,837
Deposits	178	11,075	11,254
Negotiable certificates of deposit	(281)	1,701	1,419
Call money	3	1,159	1,163
Payables under repurchase agreements	(2)	133	130
Payables under securities lending transactions	(135)	692	556
Bills sold	(21)	222	200
Borrowed money	6,137	(7,562)	(1,424)
Bonds	(1,270)	(133)	(1,404)

International Operations

	Millions of yen		
	Six months ended September 30, 2006		
	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)
Interest income	¥25,400	¥86,424	¥111,824
Loans and bills discounted	26,746	35,645	62,391
Securities	5,726	13,171	18,897
Call loans	2,816	3,327	6,143
Receivables under resale agreements	(611)	1,051	440
Deposits with banks	1,112	9,064	10,177
Interest expenses	¥24,139	¥90,692	¥114,832
Deposits	9,750	55,215	64,965
Negotiable certificates of deposit	10,876	846	11,722
Call money	1,854	1,846	3,701
Payables under repurchase agreements	4,014	1,774	5,789
Payables under securities lending transactions	(2,572)	11,905	9,333
Borrowed money	(5,116)	5,440	323
Bonds	3,337	1,677	5,014

Total of Domestic and International Operations

	Millions of yen		
	Six months ended September 30, 2006		
	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)
Interest income	¥23,760	¥ 91,195	¥114,955
Loans and bills discounted	23,804	29,549	53,354
Securities	(11,517)	45,895	34,377
Call loans	3,210	3,468	6,678
Receivables under resale agreements	(1,322)	1,762	440
Receivables under securities borrowing transactions	62	1,337	1,400
Bills bought	1	15	16
Deposits with banks	1,648	8,588	10,237
Interest expenses	¥ 2,574	¥122,921	¥125,495
Deposits	3,750	72,469	76,220
Negotiable certificates of deposit	(748)	13,891	13,142
Call money	449	4,415	4,864
Payables under repurchase agreements	999	4,920	5,919
Payables under securities lending transactions	(16,752)	26,642	9,889
Bills sold	(21)	222	200
Borrowed money	7,470	(8,571)	(1,100)
Bonds	(1,280)	4,891	3,610

Notes: 1. Amounts posted under "increase (decrease)" are year-on-year comparisons.
2. Volume/rate variance is prorated according to changes in volume and rate.

Fees and Commissions

	Millions of yen		
	Six months ended September 30, 2006		
	Domestic operations	International operations	Total
Fees and commissions (income)	¥181,447	¥37,791	¥219,239
Deposits and loans	5,333	14,620	19,953
Remittances and transfers	48,209	13,505	61,715
Securities-related business	11,344	536	11,881
Agency	7,276	—	7,276
Safe deposits	3,445	—	3,445
Guarantees	10,567	3,381	13,949
Fees and commissions (expenses)	¥ 52,055	¥ 7,697	¥ 59,752
Remittances and transfers	9,377	2,548	11,926

Trading Income

	Millions of yen		
	Six months ended September 30, 2006		
	Domestic operations	International operations	Total
Trading profits	¥1,394	¥42,038	¥43,432
Gains on trading securities	—	—	—
Gains on securities related to trading transactions	—	—	—
Gains on trading-related financial derivatives	—	42,038	42,038
Others	1,394	—	1,394
Trading losses	¥ 423	¥ 2,883	¥ 3,307
Losses on trading securities	423	—	423
Losses on securities related to trading transactions	—	2,883	2,883
Losses on trading-related financial derivatives	—	—	—
Others	—	—	—

Note: Figures represent net gains (losses) after offsetting income against expenses.

Net Other Operating Income

	Millions of yen		
	Six months ended September 30, 2006		
	Domestic operations	International operations	Total
Net other operating income	¥(43,226)	¥ 7,516	¥(35,709)
Gains (losses) on bonds	(49,996)	(11,696)	(61,692)
Gains (losses) on financial derivatives	(1,679)	(12,176)	(13,855)
Gains (losses) on foreign exchange transactions	—	31,622	31,622

Deposits (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Deposits and Negotiable Certificates of Deposit

Period-End Balance

	Millions of yen	
	September 30, 2006	
Domestic operations:		
Liquid deposits	¥38,905,363	64.9%
Fixed-term deposits	18,661,632	31.2
Others	617,379	1.0
Subtotal	58,184,375	97.1
Negotiable certificates of deposit	1,725,717	2.9
Total	¥59,910,092	100.0%
International operations:		
Liquid deposits	¥ 4,260,722	49.4%
Fixed-term deposits	661,861	7.7
Others	3,040,282	35.2
Subtotal	7,962,866	92.3
Negotiable certificates of deposit	668,090	7.7
Total	¥ 8,630,957	100.0%
Grand total	¥68,541,049	—

Notes: 1. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
2. Fixed-term deposits = Time deposits + Installment savings

Average Balance

	Millions of yen
	Six months ended September 30, 2006
Domestic operations:	
Liquid deposits	¥39,113,285
Fixed-term deposits	17,820,575
Others	605,023
Subtotal	57,538,883
Negotiable certificates of deposit	2,833,138
Total	¥60,372,022
International operations:	
Liquid deposits	¥ 4,142,352
Fixed-term deposits	778,724
Others	2,893,374
Subtotal	7,814,450
Negotiable certificates of deposit	518,279
Total	¥ 8,332,729
Grand total	¥68,704,752

Notes: 1. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
2. Fixed-term deposits = Time deposits + Installment savings
3. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Deposits, Classified by Type of Depositor

	Millions of yen	
	September 30, 2006	
Individual	¥33,815,971	53.9%
Corporate	28,883,451	46.1
Total	¥62,699,422	100.0%

Notes: 1. Figures are before adjustment on interoffice accounts in transit.
2. Negotiable certificates of deposit are excluded.
3. Accounts at overseas branches and Japan offshore banking accounts are excluded.

Balance of Investment Trusts, Classified by Type of Customer

	Millions of yen
	September 30, 2006
Individual	¥2,963,395
Corporate	116,839
Total	¥3,080,234

Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the period-end.

Balance of Time Deposits, Classified by Maturity

	Millions of yen						
	September 30, 2006						
	Less than three months	Three — six months	Six months — one year	One — two years	Two — three years	Three years or more	Total
Time Deposits	¥5,994,704	¥4,059,675	¥4,799,413	¥1,443,306	¥1,399,396	¥1,626,947	¥19,323,444
Fixed interest rates	5,397,661	4,019,733	4,784,751	1,433,381	1,378,361	1,222,852	18,236,742
Floating interest rates	—	—	—	5,100	15,650	404,090	424,840

Note: The figures above do not include installment savings.

Loans (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Balance of Loans and Bills Discounted

Period-End Balance

	Millions of yen
	September 30, 2006
Domestic operations:	
Loans on notes	¥ 2,626,168
Loans on deeds	35,565,892
Overdrafts	9,133,649
Bills discounted	345,865
Subtotal	¥47,671,576
International operations:	
Loans on notes	¥ 539,420
Loans on deeds	5,578,851
Overdrafts	105,297
Bills discounted	7,331
Subtotal	¥ 6,230,901
Total	¥53,902,477

Average Balance

	Millions of yen
	Six months ended September 30, 2006
Domestic operations:	
Loans on notes	¥ 2,653,559
Loans on deeds	35,283,246
Overdrafts	8,459,819
Bills discounted	316,097
Subtotal	¥46,712,723
International operations:	
Loans on notes	¥ 523,467
Loans on deeds	5,226,118
Overdrafts	120,451
Bills discounted	7,623
Subtotal	¥ 5,877,660
Total	¥52,590,383

Note: The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Loans and Bills Discounted, Classified by Purpose

	Millions of yen	
	September 30, 2006	
Funds for capital investment	¥20,771,364	38.5%
Funds for working capital	33,131,113	61.5
Total	¥53,902,477	100.0%

Balance of Loans and Bills Discounted, Classified by Collateral

	Millions of yen
	September 30, 2006
Securities	¥ 874,129
Commercial claims	1,111,344
Commercial goods	—
Real estate	6,714,799
Others	321,385
Subtotal	9,021,658
Guaranteed	22,378,312
Unsecured	22,502,506
Total	¥53,902,477

Balance of Loans and Bills Discounted, Classified by Maturity

	Millions of yen
	September 30, 2006
One year or less	¥ 9,174,988
Floating interest rates	/
Fixed interest rates	/
One — three years	8,080,316
Floating interest rates	6,480,275
Fixed interest rates	1,600,040
Three — five years	7,640,441
Floating interest rates	6,155,250
Fixed interest rates	1,485,190
Five — seven years	3,221,954
Floating interest rates	2,626,719
Fixed interest rates	595,235
More than seven years	16,545,829
Floating interest rates	15,555,837
Fixed interest rates	989,991
No designated term	9,238,947
Floating interest rates	9,238,947
Fixed interest rates	—
Total	¥53,902,477

Note: Loans with a maturity of one year or less are not classified by floating or fixed interest rates.

Balance of Loan Portfolio, Classified by Industry

	Millions of yen	
	September 30, 2006	
Domestic offices:		
Manufacturing	¥ 5,215,867	10.8%
Agriculture, forestry, fisheries and mining	132,045	0.3
Construction	1,209,362	2.5
Transportation, communications and public enterprises	2,786,748	5.7
Wholesale and retail	5,060,573	10.4
Finance and insurance	5,523,470	11.4
Real estate	6,407,086	13.2
Services	5,943,919	12.2
Municipalities	522,672	1.1
Others	15,696,483	32.4
Subtotal	¥48,498,229	100.0%
Overseas offices:		
Public sector	¥ 25,386	0.5%
Financial institutions	297,156	5.5
Commerce and industry	4,813,446	89.1
Others	268,257	4.9
Subtotal	¥ 5,404,247	100.0%
Total	¥53,902,477	—

Note: Japan offshore banking accounts are included in overseas offices' accounts.

Loans to Individuals/Small and Medium-Sized Enterprises

	Millions of yen
	September 30, 2006
Total domestic loans (A)	¥48,498,229
Loans to individuals, and small and medium-sized enterprises (B)	36,114,517
(B) / (A)	74.5%

Notes: 1. The figures above exclude outstanding balance of loans at overseas branches and of Japan offshore banking accounts.
2. Small and medium-sized enterprises are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Consumer Loans Outstanding

	Millions of yen
	September 30, 2006
Consumer loans	¥14,531,670
Housing loans	13,583,819
Residential purpose	9,915,204
Others	947,851

Note: Housing loans include general-purpose loans used for housing purposes as well as housing loans and apartment house acquisition loans.

Breakdown of Reserve for Possible Loan Losses

	Millions of yen				
	Six months ended September 30, 2006				
	Balance at beginning of the fiscal year	Increase during the interim period	Decrease during the interim period: Objectives	Decrease during the interim period: Others	Balance at end of the interim period
General reserve for possible loan losses	¥573,007 [(471)]	¥553,458	¥ —	¥573,007*	¥553,458
Specific reserve for possible loan losses	241,558 [(12)]	216,056	31,767	209,791*	216,056
Reserve for possible losses on specific overseas loans	2,354	2,307	—	2,354*	2,307
Total	¥816,920 [(483)]	¥771,822	¥31,767	¥785,153	¥771,822

*Transfer from reserves by reversal or origination method

Note: Figures in brackets [ ] indicate foreign exchange translation adjustments.

	Millions of yen				
	Six months ended September 30, 2005				
	Balance at beginning of the fiscal year	Increase during the interim period	Decrease during the interim period: Objectives	Decrease during the interim period: Others	Balance at end of the interim period
General reserve for possible loan losses	¥419,545 [(1,989)]	¥393,220	¥ —	¥419,545*	¥393,220
Specific reserve for possible loan losses	567,760 [(124)]	375,193	315,214	252,546*	375,193
Reserve for possible losses on specific overseas loans	3,930	3,727	—	3,930*	3,727
Total	¥991,236 [(2,114)]	¥772,141	¥315,214	¥676,022	¥772,141

*Transfer from reserves by reversal or origination method

Note: Figures in brackets [ ] indicate foreign exchange translation adjustments.

Write-off of Loans

	Millions of yen	
	Six months ended September 30, 2006	Six months ended September 30, 2005
Write-off of loans	¥39,937	¥16,804

Note: Write-off of loans includes amount of direct reduction.

Specific Overseas Loans

	Millions of yen
	September 30, 2006
Indonesia	¥34,803
Argentina	2
Total	¥34,806
Ratio of the total amounts to total assets	0.03%
Number of countries	2

Risk-Monitored Loans

Consolidated

	Millions of yen		
	September 30, 2006	September 30, 2005	March 31, 2006
Bankrupt loans	**¥ 65,026**	¥ 90,003	¥ 59,681
Non-accrual loans	**620,473**	1,058,101	694,658
Past due loans (3 months or more)	**36,865**	53,845	24,571
Restructured loans	**406,751**	553,812	440,471
Total	**¥1,129,117**	¥1,755,763	¥1,219,383

Nonconsolidated

	Millions of yen		
	September 30, 2006	September 30, 2005	March 31, 2006
Bankrupt loans	**¥ 42,129**	¥ 72,184	¥ 40,914
Non-accrual loans	**485,764**	898,868	551,083
Past due loans (3 months or more)	**33,648**	51,310	23,446
Restructured loans	**271,960**	329,258	298,728
Total	**¥833,503**	¥1,351,621	¥914,173

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Problem Assets Based on the Financial Reconstruction Law

Nonconsolidated

	Billions of yen		
	September 30, 2006	September 30, 2005	March 31, 2006
Bankrupt and quasi-bankrupt assets	**¥ 136.0**	¥ 301.7	¥ 164.5
Doubtful assets	**425.1**	723.8	473.4
Substandard loans	**305.6**	380.5	322.2
Total of problem assets	**866.7**	1,406.0	960.1
Normal assets	**58,442.1**	54,970.7	55,984.9
Total	**¥59,308.8**	¥56,376.7	¥56,945.0

Notes: **Definition of problem asset categories**

These assets are disclosed based on the provisions of Article 7 of the Financial Reconstruction Law (Law No. 132 of 1998) and classified into the 4 categories based on financial position and business performance of obligors in accordance with Article 6 of the Law. Assets in question include loans and bills discounted, foreign exchanges, accrued interest, and advance payment in "other assets," customers' liabilities for acceptance and guarantees, and securities lent under the loan for consumption or leasing agreements.

1. Bankrupt and quasi-bankrupt assets: Credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful assets: Credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard loans: Past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal assets: Credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

Securities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Balance of Securities

Period-End Balance

	Millions of yen
	September 30, 2006
Domestic operations:	
Japanese government bonds	¥ 7,985,919
Japanese local government bonds	541,427
Japanese corporate bonds	3,812,327
Japanese stocks	4,539,778
Others	967,351
Foreign bonds	/
Foreign stocks	/
Subtotal	¥17,846,805
International operations:	
Japanese government bonds	¥ —
Japanese local government bonds	—
Japanese corporate bonds	—
Japanese stocks	—
Others	4,200,640
Foreign bonds	2,967,430
Foreign stocks	1,233,209
Subtotal	¥ 4,200,640
Total	¥22,047,445

Average Balance

	Millions of yen
	Six months ended September 30, 2006
Domestic operations:	
Japanese government bonds	¥ 9,551,449
Japanese local government bonds	556,969
Japanese corporate bonds	3,740,184
Japanese stocks	2,910,406
Others	914,724
Foreign bonds	/
Foreign stocks	/
Subtotal	¥17,673,733
International operations:	
Japanese government bonds	¥ —
Japanese local government bonds	—
Japanese corporate bonds	—
Japanese stocks	—
Others	4,118,281
Foreign bonds	2,880,924
Foreign stocks	1,237,356
Subtotal	¥ 4,118,281
Total	¥21,792,015

Note: The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Securities Held, Classified by Maturity

	Millions of yen							
	September 30, 2006							
	One year or less	One — three years	Three — five years	Five — seven years	Seven — 10 years	More than 10 years	No designated term	Total
Japanese government bonds	¥3,719,628	¥ 64,985	¥ 991,821	¥583,990	¥224,614	¥2,400,878	¥ —	¥7,985,919
Japanese local government bonds	38,570	125,006	62,685	212,684	102,044	436	—	541,427
Japanese corporate bonds	509,253	1,021,126	1,174,940	618,922	383,714	104,370	—	3,812,327
Japanese stocks	—	—	—	—	—	—	4,539,778	4,539,778
Others	1,034,674	567,480	472,105	128,415	711,309	524,171	1,729,834	5,167,991
Foreign bonds	980,998	516,729	361,684	86,187	582,370	408,638	30,822	2,967,430
Foreign stocks	—	—	13,650	—	7,464	106,657	1,105,437	1,233,209

Capital Ratio

Sumitomo Mitsui Banking Corporation and Subsidiaries

Consolidated Capital Ratio

		Millions of yen		
		September 30, 2006	September 30, 2005	March 31, 2006
Tier I capital:	Capital stock	**¥ 664,986**	¥ 664,986	¥ 664,986
	Capital surplus	**1,603,512**	1,603,512	1,603,512
	Retained earnings	**448,757**	290,063	242,524
	Foreign currency translation adjustments	**(52,757)**	(64,127)	(44,568)
	Stock acquisition rights	**4**	—	—
	Minority interests	**1,025,875**	1,037,158	1,074,933
	Goodwill and others	**(5)**	(7)	(6)
	Subtotal (A)	**3,690,374**	3,531,587	3,541,382
Tier II capital:	45% of unrealized gains on other securities	**648,516**	395,212	605,793
	45% of unrealized gains on land	**39,709**	39,875	39,934
	General reserve for possible loan losses	**694,015**	575,383	722,147
	Qualifying subordinated debt	**2,595,141**	2,710,942	2,657,378
	Subtotal	**3,977,382**	3,721,413	4,025,254
	Tier II capital included as qualifying capital (B)	**3,690,374**	3,531,587	3,541,382
Deductions:	(C)	**264,544**	263,081	308,195
Total capital:	(D) = (A) + (B) - (C)	**¥ 7,116,203**	¥ 6,800,093	¥ 6,774,569
Risk-adjusted assets:	On-balance-sheet	**¥58,769,353**	¥54,609,727	¥56,513,824
	Off-balance-sheet	**6,363,767**	5,747,789	5,990,301
	Asset equivalent of market risk	**364,429**	411,599	383,276
	Subtotal (E)	**¥65,497,549**	¥60,769,116	¥62,887,402
Capital ratio:	(D) / (E) × 100	**10.86%**	11.19%	10.77%

Nonconsolidated Capital Ratio

		Millions of yen		
		September 30, 2006	September 30, 2005	March 31, 2006
Tier I capital:	Capital stock	**¥ 664,986**	¥ 664,986	¥ 664,986
	Capital reserve	**665,033**	665,033	665,033
	Other capital surplus	**702,514**	702,514	702,514
	Other retained earnings	**676,709**	—	—
	Voluntary reserves	**—**	221,502	221,502
	Unappropriated retained earnings at end of period (year)	**—**	350,825	271,368
	Others	**838,728**	830,042	840,794
	Subtotal (A)	**3,547,973**	3,434,905	3,366,200
Tier II capital:	45% of unrealized gains on other securities	**637,941**	383,762	593,853
	45% of unrealized gains on land	**33,225**	33,356	33,345
	General reserve for possible loan losses	**553,458**	393,220	572,536
	Qualifying subordinated debt	**2,523,141**	2,671,942	2,605,378
	Subtotal	**3,747,767**	3,482,281	3,805,114
	Tier II capital included as qualifying capital (B)	**3,547,973**	3,434,905	3,366,200
Deductions:	(C)	**104,290**	108,278	95,734
Total capital:	(D) = (A) + (B) - (C)	**¥ 6,991,656**	¥ 6,761,532	¥ 6,636,666
Risk-adjusted assets:	On-balance-sheet	**¥54,511,090**	¥50,631,175	¥52,482,811
	Off-balance-sheet	**6,047,594**	5,329,245	5,676,962
	Asset equivalent of market risk	**305,602**	343,555	303,674
	Subtotal (E)	**¥60,864,287**	¥56,303,976	¥58,463,447
Capital ratio:	(D) / (E) × 100	**11.48%**	12.00%	11.35%

Ratios (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Income Ratio

	Percentage
	Six months ended September 30, 2006
Ordinary profit to total assets	0.58%
Ordinary profit to net assets	19.83
Net income to total assets	0.39
Net income to net assets	13.53

Notes: 1. Ordinary profit (net income) to total assets = Ordinary profit (net income) / Days in the interim period × Days in the fiscal year / Average balance of total assets excluding customers' liabilities for acceptances and guarantees × 100

2. Ordinary profit (net income) to net assets = (Ordinary profit (net income) – Preferred dividends) / Days in the interim period × Days in the fiscal year / {(Stockholders' equity at beginning of the fiscal year – Number of shares of preferred stock outstanding at beginning of the fiscal year × Issue price) + (Net assets at end of the interim period – Number of shares of preferred stock outstanding at end of the interim period × Issue price)} divided by 2 × 100

Yield/Interest Rate

	Percentage
	Six months ended September 30, 2006
Domestic operations	
Interest-earning assets (A)	1.47%
Interest-bearing liabilities (B)	0.88
(A) - (B)	0.59
International operations	
Interest-earning assets (A)	4.15%
Interest-bearing liabilities (B)	4.79
(A) - (B)	(0.64)
Total	
Interest-earning assets (A)	1.92%
Interest-bearing liabilities (B)	1.52
(A) - (B)	0.40

Loan-Deposit Ratio

	Millions of yen
	September 30, 2006
Domestic operations	
Loans and bills discounted (A)	¥47,671,576
Deposits (B)	59,910,092
Loan-deposit ratio (%)	
(A) / (B)	79.57%
Ratio by average balance for the interim period	77.37
International operations	
Loans and bills discounted (A)	¥ 6,230,901
Deposits (B)	8,630,957
Loan-deposit ratio (%)	
(A) / (B)	72.19%
Ratio by average balance for the interim period	70.53
Total	
Loans and bills discounted (A)	¥53,902,477
Deposits (B)	68,541,049
Loan-deposit ratio (%)	
(A) / (B)	78.64%
Ratio by average balance for the interim period	76.54

Note: Deposits include negotiable certificates of deposit.

Securities-Deposit Ratio

	Millions of yen
	September 30, 2006
Domestic operations	
Securities (A)	¥17,846,805
Deposits (B)	59,910,092
Securities-deposit ratio (%)	
(A) / (B)	29.78%
Ratio by average balance for the interim period	29.27
International operations	
Securities (A)	¥ 4,200,640
Deposits (B)	8,630,957
Securities-deposit ratio (%)	
(A) / (B)	48.66%
Ratio by average balance for the interim period	49.42
Total	
Securities (A)	¥22,047,445
Deposits (B)	68,541,049
Securities-deposit ratio (%)	
(A) / (B)	32.16%
Ratio by average balance for the interim period	31.71

Note: Deposits include negotiable certificates of deposit.

Capital (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Capital Stock (as of September 30, 2006)

¥664,986 million

Number of Shares Issued

September 30, 2006	Number of shares issued
Common stock	56,202,668
Preferred stock (Type 1)	35,000
Preferred stock (Type 2)	100,000
Preferred stock (Type 3)	695,000
Preferred stock (1st series Type 6)	70,001
Total	57,102,669

Note: The shares above are not listed on any stock exchange.

Principal Shareholders

a. Common Stock

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	56,202,668	100.00%

b. Preferred Stock (Type 3)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	195,000	28.05%

c. Preferred Stock (1st series Type 6)

September 30, 2006 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	70,001	100.00%

Note: Shares in treasury of SMBC (35,000 shares of Type 1 preferred stock, 100,000 shares of Type 2 preferred stock and 500,000 shares of Type 3 preferred stock) are not included in the tables above.

Others (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Breakdown of Collateral for Customers' Liabilities for Acceptances and Guarantees

	Millions of yen
	September 30, 2006
Securities	**¥ 22,858**
Commercial claims	**26,882**
Commercial goods	**4,785**
Real estate	**60,251**
Others	**22,103**
Subtotal	**¥ 136,882**
Guaranteed	**546,882**
Unsecured	**3,751,388**
Total	**¥4,435,152**

Trust Assets and Liabilities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Statement of Trust Assets and Liabilities

	Millions of yen
	September 30, 2006
Assets:	
Loans and bills discounted	¥ 8,080
Loans on deeds	8,080
Securities	241,904
Japanese government bonds	137,899
Corporate bonds	12,000
Foreign securities	92,004
Securities held in custody accounts	33,297
Monetary claims	708,378
Monetary claims for housing loans	131,785
Other monetary claims	576,593
Other claims	1,009
Due from banking account	50,733
Cash and due from banks	245,401
Deposits with banks	245,401
Total assets	¥1,288,805
Liabilities:	
Money trusts	¥ 529,687
Security trusts	33,297
Monetary claims trusts	595,876
Composite trusts	129,944
Total liabilities	¥1,288,805

Notes: 1. Amounts less than one million yen have been omitted.
2. SMBC has no co-operative trusts under other trust bank's administration as of interim period-end.
3. SMBC does not deal with any trusts with principal indemnification.

Balance of Money Trusts and Others

	Millions of yen
	September 30, 2006
Money trusts	¥529,687
Pension trusts	—
Asset formation benefit trusts	—
Loan trusts	—
Total	¥529,687

Balance of Trusts with Principal Indemnification

There are no corresponding items.

Risk-Monitored Loans Related with Trusts with Principal Indemnification

There are no corresponding items.

Balance of Principal Amounts of Money Trusts and Loan Trusts, Classified by Maturity

	Millions of yen
	September 30, 2006
Money trusts:	
Less than one year	¥ 80,378
One — two years	8,758
Two — five years	286,063
Five years and more	148,821
No designated term	—
Total	¥524,021
Loan trusts:	
Less than one year	¥ —
One — two years	—
Two — five years	—
Five years and more	—
No designated term	—
Total	¥ —

Balance of Money Trusts and Others

	Millions of yen
	September 30, 2006
Money trusts:	
Loans and bills discounted	¥ 8,080
Securities	241,904
Subtotal	249,984
Pension trusts:	
Loans and bills discounted	—
Securities	—
Subtotal	—
Asset formation benefit trusts:	
Loans and bills discounted	—
Securities	—
Subtotal	—
Loan trusts:	
Loans and bills discounted	—
Securities	—
Subtotal	—
Total of loans and bills discounted	8,080
Total of securities	241,904
Total	¥249,984

Balance of Loans and Bills Discounted

	Millions of yen
	September 30, 2006
Loans on deeds	¥8,080
Loans on notes	—
Bills discounted	—
Total	¥8,080

Balance of Loans and Bills Discounted, Classified by Maturity

	Millions of yen
	September 30, 2006
Loans and bills discounted	
One year or less	¥1,580
One — three years	1,300
Three — five years	4,000
Five — seven years	—
More than seven years	1,200
Total	¥8,080

Balance of Loans and Bills Discounted, Classified by Collateral

	Millions of yen
	September 30, 2006
Securities	¥ —
Commercial claims	—
Real estate	—
Factory	—
Fund	—
Ships and vessels	—
Others	—
Subtotal	—
Guaranteed	3,000
Unsecured	5,080
Total	¥8,080

Balance of Loans and Bills Discounted, Classified by Purpose

	Millions of yen	
	September 30, 2006	
Funds for capital investment	¥4,000	49.50%
Funds for working capital	4,080	50.50
Total	¥8,080	100.00%

Breakdown of Loan Portfolio, Classified by Industry

	Millions of yen	
	September 30, 2006	
Manufacturing	¥1,000	12.38%
Agriculture, forestry, fisheries and mining	—	—
Construction	—	—
Transportation, communications and public enterprises	4,880	60.39
Wholesale and retail	1,000	12.38
Finance and insurance	1,200	14.85
Real estate	—	—
Services	—	—
Municipalities	—	—
Others	—	—
Total	¥8,080	100.00%

Loans to Individuals/Small and Medium-Sized Enterprises

Balance of Loans

	Millions of yen
	September 30, 2006
Total to individuals, and small and medium-sized enterprises (A)	¥4,880
Total loans (B)	8,080
(A) / (B)	60.39%

Number of Loans Lent

	Number of loans
	September 30, 2006
Total to individuals, and small and medium-sized enterprises (C)	5
Total loans (D)	8
(C) / (D)	62.50%

Note: Small and medium-sized enterprises are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Balance of Securities Related with Money Trusts and Others

	Millions of yen	
	September 30, 2006	
Japanese government bonds	¥137,899	57.01%
Japanese local government bonds	—	—
Short-term Japanese corporate bonds	—	—
Japanese corporate bonds	12,000	4.96
Japanese stocks	—	—
Others	92,004	38.03
Total	¥241,904	100.00%

www.smfg.co.jp/english

SMFG SUMITOMO MITSUI FINANCIAL GROUP

Printed in Japan

File No. 82-4395
Exhibit B2

SMFG SUMITOMO MITSUI FINANCIAL GROUP

株主の皆さまへ

第5期 中間報告書

平成18年4月1日から平成18年9月30日まで

三井住友フィナンシャルグループ

株主の皆さまにおかれましては、ますますご清栄のこととお喜び申し上げます。
平素より格別のご支援を賜り、厚く御礼申し上げます。
さて、この度「第5期中間報告書」を作成いたしましたので、ご高覧くださいますようお願い申し上げます。

平成18年12月

「経営理念」

経営理念におきましては、三井住友フィナンシャルグループの経営に関する普遍的な考え方を示します。

- お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
- 事業の発展を通じて、株主価値の永続的な増大を図る。
- 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

目次

会社概要 (平成18年9月30日現在)

名称	株式会社　三井住友フィナンシャルグループ
英文名称	Sumitomo Mitsui Financial Group, Inc.
設立	平成14年12月2日
資本金	1兆4,208億7,717万5,000円
本店所在地	東京都千代田区有楽町一丁目1番2号
発行済株式の総数	
普通株式	773万3,653.77株
優先株式	31万5,101株
上場証券取引所	東京証券取引所、大阪証券取引所、名古屋証券取引所（すべて市場第一部）
事業目的	子会社である銀行及びその他銀行法により子会社とすることができる会社の経営管理並びに当該業務に附帯する業務

役員

取締役会長（代表取締役）	奥　正之
取締役社長（代表取締役）	北山　禎介
取締役副社長（代表取締役）	西山　茂
取締役	平澤　正英
取締役	遠藤　修
取締役	種橋　潤治
取締役	山内　悦嗣
取締役	山川洋一郎
取締役	横山　禎徳
常任監査役	楠　守雄
常任監査役	小林　貞雄
監査役	大西　勝也
監査役	荒木　浩
監査役	宇野　郁夫

(注)
1. 取締役 山内悦嗣、同 山川洋一郎、同 横山禎徳の3氏は、会社法第2条第15号に定める社外取締役であります。
2. 監査役 大西勝也、同 荒木浩、同 宇野郁夫の3氏は、会社法第2条第16号に定める社外監査役であります。

三井住友フィナンシャルグループの体制



SMFG 三井住友フィナンシャルグループ SUMITOMO MITSUI FINANCIAL GROUP
大和証券SMBC
(40%出資)
大和住銀投信投資顧問
(44%出資)
SMFG企業再生債権回収
(52%出資)
三井住友銀行
(100%出資)
三井住友カード
(66%出資)
三井住友銀リース
(100%出資)
日本総合研究所
(100%出資)
SMBCフレンド証券
(100%出資)

格付情報 (平成18年11月22日現在)

三井住友銀行

	長期	短期
Moody's	A1	P-1
Standard & Poor's	A	A-1
Fitch Ratings	A	F1
格付投資情報センター（R&I）	A	a-1
日本格付研究所（JCR）	A+	J-1+

三井住友カード

	長期	短期
日本格付研究所（JCR）	A+	J-1+

三井住友銀リース

	長期	短期
格付投資情報センター（R&I）	A	a-1
日本格付研究所（JCR）	A+	J-1



株式会社 三井住友フィナンシャルグループ
取締役社長 北山 禎介

第5期上半期における取組み

第5期上半期の経済環境を顧みますと、わが国では、内外需が共に堅調に推移し、景気は回復を続けました。一方、海外では、米国経済が減速しつつも拡大を続けたほか、欧州で緩やかな景気回復が持続し、アジアでも中国等で高い成長が続きました。金融資本市場におきましては、日本銀行は本年7月にゼロ金利政策を解除し、無担保コールレート（オーバーナイト物）の誘導目標を0.25%前後としました。一方、長期市場金利は、新発10年物国債の流通利回りが一時2%に達しましたが、追加利上げ観測の後退等を背景に、期末には1.6%台まで低下しました。

このような環境の下、当社グループは、今年度を持続的成長に向けた地歩固めの年と位置付け、「お客さまの価値創造に資する質の高い商品・サービスの提供」及び「強固な企業基盤の構築」の二点に取り組んでおります。具体的には、価値創造に資する質の高い商品・サービスを提供するべく、個人のお客さま向けのコンサルティングビジネス、並びに、法人のお客さま向けのソリューションビジネスを一段と推進すると共に、強固な企業基盤を構築するべく、内部管理体制及び財務基盤の一段の強化を進めております。

当社グループの上半期の業績は、株式会社三井住友銀行におきまして、不良債権処理に係る与信関係費用が当初予想を下回った一方で、金利上昇を踏まえて債券ポートフォリオを中心としたポジション圧縮を行ったことに伴い、国債等債券損益が616億円の損失となったこと等から、連結経常利益は3,571億円（前年同期比1,066億円減少）、連結中間純利益は2,436億円（同1,487億円減少）となりました。

今後の取組み

当社グループは、下半期におきましても、引き続き、次の取組みを進めてまいります。

（お客さまの価値創造に資する質の高い商品・サービスの提供）

個人のお客さまにつきましては、株式会社三井住友銀行におけるコンサルティングビジネスの一段の高度化に取り組んでまいります。具体的には、今後、SMBCフレンド証券株式会社との協働によるファンドラップサービス、大和証券株式会社との協働による「ダイワSMA」等の新たな資産運用商品・サービスの提供を開始すると共に、「三大疾病保障付住宅ローン」等、お客さまのニーズに即したローン商品の提供を更に進めてまいります。また、平日夜間や休日にも営業する

「SMBCコンサルティングプラザ」等の専門拠点を更に増設すると共に、高い専門性を持つコンサルタントを増員し、お客さまの利便性及びニーズへの対応力を一層高めてまいります。

　また、様々な業界におけるリーディング・カンパニーとの協働を通じたサービスにつきましても、今後、一段と拡充してまいります。具体的には、株式会社三井住友銀行とプロミス株式会社との提携によるコンシューマーローン、三井住友カード株式会社と株式会社エヌ・ティ・ティ・ドコモとの提携による「三井住友カード iD」等の展開を、更に進めてまいります。

　法人のお客さまにつきましては、ソリューション提供力の一段の高度化に取り組んでまいります。大企業・中堅企業の皆さまに向けましては、本年4月に株式会社三井住友銀行に新設した「コーポレート・アドバイザリー本部」や、大和証券エスエムビーシー株式会社との協働を通じて、M&Aによる事業拡大・再編等の、お客さまの経営課題の解決に資する最適なソリューションを提供してまいります。中小企業の皆さまに向けましては、ビジネスセレクトローン等の無担保貸出や、インターネットバンキングサービスの提供を通じて、様々な資金調達、資金決済ニーズに応えると共に、事業承継に係るアドバイス等を通じて、お客さまの経営課題解決に積極的に取り組んでまいります。

　加えて、三井住友銀リース株式会社による各種リース業務、株式会社日本総合研究所によるコアシステム受託やITコンサルティング業務等、グループ一体となったソリューション提供も更に進めてまいります。なお、本年10月、当社は、住友商事グループとの間で、リース事業及びオートリース事業の戦略的共同事業化について基本合意いたしました。平成19年10月を目途とする、三井住友銀リース株式会社と住商リース株式会社の合併、並びに、三井住友銀オートリース株式会社と住商オートリース株式会社の合併により、銀行系リースと商社系リースのノウハウを結集・融合し、お客さまに付加価値の高い商品・サービスを提供してまいります。

(強固な企業基盤の構築)

　第二に、当社は、持続的成長を支える強固な企業基盤の構築に取り組んでまいります。

　株式会社三井住友銀行は、本年4月、金融庁より、法人営業部における金利スワップ販売態勢等に関して行政処分を受けました。当社及び同行はこの事態を重く受け止め、再発防止と信頼回復に向けて、引き続き、内部管理体制の一段の高度化を進めてまいります。

　まず、コンプライアンスにつきましては、本年4月に株式会社三井住友銀行に新設した「コンプライアンス部門」を通じて、法令等の遵守を一層強化してまいります。CS・品質向上につきましては、併せて新設した「品質管理部」を通じて、より積極的にお客さまのご意見や視点を経営・業務に活かしてまいります。リスク管理につきましては、事業範囲の拡大に対応した高度化を更に進めると共に、今年度末に予定されておりますバーゼルⅡ（新BIS規制）導入を踏まえた体制強化を、グループ全体で推進してまいります。そして、これらの取組みの有効性を一層厳格に検証するべく、内部監査体制を強化いたします。また、お客さまの視点や中長期的視点に立ったバランスの取れた業績評価を行いますと共に、従業員が一段と能力を発揮できる体制を作るべく、人材マネジメントの高度化も進めてまいります。

　一方、財務基盤の一段の強化に向けましては、当社は、本年10月に、公的資金の返済を完了いたしました。平成10年3月以来、公的資金に支えていただきましたことに、心よりお礼申し上げます。当社は、今後も引き続き、資本の質・量両面での拡充を進めると共に、中長期的な企業価値向上の観点から、戦略分野への経営資源の投入を一段と積極化してまいります。

　また、当社は、株主の皆さまへの利益還元を強化する観点から、当期の普通株式年間配当予想を、従来予想比3,000円、前期比4,000円増配の1株当たり7,000円に上方修正いたしましたが、今後も、適切な株主還元策を講じることを積極的に検討してまいります。

　当社グループは、これらの取組みにおいて着実な成果を示すことにより、株主の皆さまのご期待に応えてまいりたいと考えております。株主の皆さまには、何卒今後ともなお一層のご理解、ご支援を賜りますようお願い申し上げます。

平成18年12月

株式会社　三井住友フィナンシャルグループ

取締役社長　北山禎介

営業の概況（連結）

	平成17年度 中間期	平成17年度	平成18年度 中間期
（単位：百万円）			
経常収益	1,757,879	3,705,136	1,825,751
経常利益	463,768	963,554	357,136
中間（当期）純利益	392,327	686,841	243,660
（単位：億円）			
純資産額	32,623	44,543	46,227
総資産	1,022,338	1,070,105	1,025,519
預金・譲渡性預金	717,723	735,427	746,579
貸出金	560,950	572,672	591,844
有価証券	235,795	255,058	223,516
（単位：%）			
自己資本比率	11.00	12.39	10.07

注1 記載金額は単位未満を切り捨てて表示しております。
2 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）を平成18年度中間期から適用しております。

損益の状況

経常収益は、前年同期に比べ679億円増加の1兆8,257億円となりました。また、経常費用は、資金調達費用が増加したこと等により、前年同期に比べ1,745億円増加の1兆4,686億円となりました。

この結果、経常利益は、前年同期に比べ1,066億円減少の3,571億円、経常利益に特別損益及び法人税等を加減した中間純利益は、前年同期に比べ1,487億円減少の2,436億円となりました。

資産、負債、純資産の状況

資産の部は、半期中4兆4,586億円減少し、102兆5,519億円となりました。負債の部は、半期中3兆5,140億円減少し、97兆9,291億円となりました。また、純資産の部は、4兆6,227億円となりました。

連結自己資本比率

当社の連結自己資本比率は、公的資金の返済等により、半期中2.32%低下し10.07%となりました。

金融再生法に基づく開示債権の状況

連結ベースの開示債権額は、半期中1,077億円減少し、1兆1,847億円となりました。

(単位：億円)

	平成17年度中間期末	平成17年度末	平成18年度中間期末
破産更生債権及びこれらに準ずる債権	3,940	2,501	2,174
危険債権	8,301	5,649	5,156
要管理債権	6,220	4,774	4,516
合計	18,462	12,924	11,847

注 記載金額は億円未満を切り捨てて表示しております。

配当金

平成19年3月期の当社の配当につきましては、普通株式・優先株式ともに中間配当を実施せず、期末一括配当とさせていただくことといたしました。

普通株式の配当金につきましては、株主の皆さまへの利益還元を強化する観点から、従来予想比3,000円増配の1株当たり7,000円を予想しております。また、第1回〜第12回第四種優先株式、第1回第六種優先株式の配当金につきましては、それぞれ1株につき所定の135,000円、88,500円を予想しております。

三井住友銀行

SMBC



商号	株式会社三井住友銀行
事業内容	銀行業務
設立年月日	平成8年6月6日
本店所在地	東京都千代田区有楽町一丁目1番2号
頭取	奥 正之
従業員数	16,686名（就業者数）
拠点数	
国内	1,434ヵ所 （本支店454（内被振込専用支店28）、出張所150、代理店1、付随業務取扱店17、無人店舗812）
海外	34ヵ所 （支店17、出張所4、駐在員事務所13）

（注）国内拠点数は、コンビニエンスストアATMを除いています。

（平成18年9月末現在）



www.smbc.co.jp

営業の概況（単体）

	平成17年度中間期	平成17年度	平成18年度中間期
（単位：百万円）			
経常収益	1,091,687	2,287,935	1,115,678
業務純益（除く一般貸倒引当金繰入額）	474,233	965,573	311,609
経常利益	359,778	720,933	269,078
中間（当期）純利益	298,766	519,520	183,646
（単位：億円）			
純資産額	31,712	36,347	34,923
総資産	932,937	974,434	931,491
預金・譲渡性預金	659,835	682,221	685,410
貸出金	509,491	518,575	539,024
有価証券	230,394	252,025	220,474

注1 記載金額は単位未満を切り捨てて表示しております。
2 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）を平成18年度中間期から適用しております。

三井住友銀行の当中間期の業績は以下のとおりとなりました。

損益の状況

業務純益は、その他業務利益中の国債等債券損益が大幅減益となったこと等により、前年同期に比べ1,626億円減少の3,116億円となりました。

また、業務純益に、不良債権処理額、株式等損益などの臨時的な損益を加えた後の経常利益は、前年同期に比べ907億円減少の2,690億円、経常利益に特別損益及び法人税等を加減した中間純利益は、前年同期に比べ1,151億円減少の1,836億円となりました。

資産・負債の状況

預金・譲渡性預金

預金は半期中1兆765億円増加し、中間期末残高は66兆1,472億円となりました。このうち定期性預金は半期中1兆4,551億円増加し、中間期末残高は19兆3,234億円となりました。また、譲渡性預金は半期中7,575億円減少し、中間期末残高は2兆3,938億円となりました。

貸出金

貸出金は、国内外で貸出が増加したこと等により、半期中2兆449億円増加し、中間期末残高は53兆9,024億円となりました。

有価証券

有価証券は半期中3兆1,551億円減少し、中間期末残高は22兆474億円となりました。これは、国債をはじめとした債券残高が、金利上昇を踏まえたオペレーションを行ったこと等により、約3兆円減少したことが主な要因であります。

総資産

総資産は半期中4兆2,943億円減少し、中間期末残高は93兆1,491億円となりました。

純資産の状況

純資産は、3兆4,923億円となりました。

このうち株主資本は、2兆7,103億円となりました。内訳は、資本金6,649億円、資本剰余金1兆3,675億円（内その他資本剰余金7,025億円）、利益剰余金6,778億円となっております。

また、評価・換算差額等は、7,820億円となりました。内訳は、その他有価証券評価差額金8,416億円、繰延ヘッジ損益841億円のマイナス、土地再評価差額金245億円となっております。

●預金・譲渡性預金残高　（単位：億円）



17.9
659,835
18.3
682,221
18.9
685,410

●貸出金残高　（単位：億円）



17.9
509,491
18.3
518,575
18.9
539,024

●業務純益（除く一般貸倒引当金繰入額）　（単位：億円）



17.9
4,742
18.9
3,116

●経費（除く臨時処理分）　（単位：億円）



17.9
2,924
18.9
2,975

注　記載金額は億円未満を切り捨てて表示しております。

三井住友カード



商　　号　三井住友カード株式会社
事業内容　クレジットカード業務
設立年月日　昭和42年12月26日
本社所在地　[東京本社]
東京都港区新橋五丁目2番10号
[大阪本社]
大阪市中央区今橋四丁目5番15号
代 表 者　月原　紘一
従業員数　1,884名
(平成18年9月末現在)


三井住友VISAカード

www.smbc-card.com

三井住友カードは、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客さまに支持されてきました。三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客さまのニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。カード業界のリーディングカンパニーとして「最も使いやすくて最も役に立つマイ・メインカード」の提供に取り組んでいます。

業務内容

■クレジットカードに関する業務
会員向けショッピングサービス、加盟店向け売上精算

■ファイナンス商品に関する業務
会員向けローン、キャッシュサービス、リボルビング払い、分割払い、ローン保証業務等

■販売促進に関する業務
ギフトカード発行、会員・加盟店向け各種サービス

■関連業務
集金代行業務、事務受託業務(カード発行、会員に対する請求処理、加盟店に対する売上処理)

(単位：億円)

	平成16年度	平成17年度	平成18年度中間期
営業収益	1,321	1,482	765
営業利益	231	258	77
経常利益	231	271	79
中間(当期)純利益	186	177	48
	平成16年度末	平成17年度末	平成18年度中間期末
総資産	6,842	7,940	8,007

注　記載金額は億円未満を切り捨てて表示しております。

三井住友銀リース



商号	三井住友銀リース株式会社
事業内容	リース業務
設立年月日	昭和43年9月2日
本社所在地	[東京本社] 東京都港区西新橋三丁目9番4号 [大阪本社] 大阪市中央区南船場三丁目10番19号
代表者	石田 浩二
従業員数	924名 (平成18年9月末現在)



www.smbcleasing.co.jp

三井住友銀リースは、大型設備投資ニーズに応えるコーポレートリースを得意としており、省エネ貢献型設備のリース、店舗・工場・倉庫等の不動産リース、国内企業の海外進出に伴う設備のリース、インターネットを活用したネットリース・販売ネットリース等、多彩なサービスを織り交ぜたオーダーメイドの提案を展開しています。オートリース、レンタル及びリース信託等の関連業務にも、グループを挙げて積極的に取り組んでいます。

平成19年10月には住商リース株式会社と合併する予定であり、三井住友フィナンシャルグループが持つ財務ソリューション提供力を活かした銀行系リース会社の顧客基盤・ノウハウと、住友商事グループが持つ多様なバリューチェーンを活かした商社系リース会社の顧客基盤・ノウハウを結集・融合して、質・量の両面で本邦ナンバーワンのリース事業確立を目指します。

業務内容

■コーポレートリース

企業の国内外における様々な設備投資ニーズに応えるリース

■不動産リース

オフィスビルから倉庫まで不動産を有効に活用するリース

■販売リース・商品リース

メーカー・ディーラーの販売促進ツールとしてのリース

■ネットリース

インターネットを効果的に利用したリース

■総合資産管理サービス

インターネットを活用して企業の資産を一元的に管理するサービス

■環境設備・省エネ関連リース

温室効果ガス排出抑制・エネルギーコスト削減のためのリース

■レンタル

パソコンなどの情報機器を中心とするレンタル

(単位：億円)

	平成16年度	平成17年度	平成18年度中間期
営業収益	5,891	6,197	3,195
営業利益	280	322	156
経常利益	201	267	144
中間(当期)純利益	124	175	89
	平成16年度末	平成17年度末	平成18年度中間期末
総資産	17,663	18,052	18,062

注 記載金額は億円未満を切り捨てて表示しております。

日本総研
The Japan Research Institute, Limited



商号	株式会社日本総合研究所
事業内容	システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
設立年月日	平成14年11月1日
本社所在地	[東京本社] 東京都千代田区一番町16番 [大阪本社] 大阪市西区新町一丁目5番8号
代表者	木本　泰行
従業員数	2,924名(含日本総研ソリューションズ) (平成18年9月末現在)



www.jri.co.jp

日本総合研究所は、情報システム・コンサルティング・シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。金融をはじめとする様々な分野に対応した経営革新・IT関連のコンサルティングや戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っているほか、国内外の経済調査分析・政策提言等の情報発信、新事業の創出を行うインキュベーション活動等、多岐にわたる活動を展開しています。

本年7月、主として三井住友フィナンシャルグループ関連企業以外のお客さまに向けたITソリューション提供力の一層の強化を図るため、日本総合研究所を会社分割し、日本総研ソリューションズを設立しました。

三井住友フィナンシャルグループのシステム開発・運用で培ってきた豊富なノウハウをベースに、産業・金融・公共のあらゆるフィールドのより多くのお客さまにベストなITソリューションを提供してまいります。

業務内容

■システム開発・情報処理業務
情報システムの企画・構築、アウトソーシングサービス

■コンサルティング業務
経営革新・IT関連のコンサルティング

■シンクタンク業務
経済調査分析・政策提言、インキュベーション活動

(単位：億円)

	平成16年度	平成17年度	平成18年度中間期
営業収益	1,112	1,158	484
営業利益	63	52	6
経常利益	63	57	11
中間(当期)純利益	26	38	13
	平成16年度末	**平成17年度末**	**平成18年度中間期末**
総資産	794	917	877

注1　記載金額は億円未満を切り捨てて表示しております。
2　平成18年度中間期は、7月に分社した日本総研ソリューションズの計数を含めて表示しております。

SMBCフレンド証券



商　　号　SMBCフレンド証券株式会社
事業内容　証券業務
設立年月日　昭和23年3月2日
本社所在地　東京都中央区日本橋兜町7番12号
代 表 者　玉置　勝彦
従業員数　1,902名
（平成18年9月末現在）



www.smbc-friend.co.jp

SMBCフレンド証券は、平成15年4月に明光ナショナル証券とさくらフレンド証券が合併して発足しました。更に、平成16年4月に住友生命の関連会社である泉証券と合併し、本年9月、株式交換により三井住友フィナンシャルグループの100%出資会社となりました。

SMBCフレンド証券は、業界トップクラスの財務基盤と高い経営効率を誇るフルラインサービスの証券会社として、北海道から九州まで全国に店舗を展開しています。リテール向け事業を中核に、「リテールマーケットで日本を代表する質の高い証券会社」を目指し、お客さまのニーズに応じた質の高い商品・サービスの提供に努めております。

業務内容

■証券業務
有価証券等の売買、売買の取次、引受、募集、売出等

■証券付随業務
有価証券の保護預り、株式事務の取次、常任代理業務等

■商品投資販売業務

■保険募集業務

■投資顧問業務
投資助言業務

■金地金・譲渡性預金等の売買及び売買の媒介等の業務

（単位：億円）

	平成16年度	平成17年度	平成18年度 中間期
営業収益	523	685	269
営業利益	180	310	86
経常利益	183	311	90
中間（当期）純利益	132	185	48
	平成16年度末	平成17年度末	平成18年度 中間期末
総資産	2,073	2,932	2,535

注　記載金額は億円未満を切り捨てて表示しております。

当社グループと住友商事グループによるリース・オートリース事業の戦略的共同事業化

当社、三井住友銀リース及び三井住友銀オートリースは、住友商事グループとリース事業及びオートリース事業を両グループの戦略的共同事業と位置付け、平成19年10月を目途に、三井住友銀リースと住商リース株式会社の合併及び三井住友銀オートリースと住商オートリース株式会社の合併を行い、本邦ナンバーワンのリース事業・オートリース事業の確立を共同で目指すことに合意しました。

リース及びオートリースは、大企業から中小企業まで資金調達の手段として定着しており、国内リース市場規模は8兆円にまで達しております。また、国内オートリース市場については、企業の効率化ニーズの増大等から依然市場規模の拡大が継続しており、リース事業・オートリース事業いずれにおいても引き続き持続的な成長が期待されます。

こうした環境の下、この共同事業化は、銀行系リースが持つ「金融」を切り口としたノウハウと商社系リースが持つ「モノ」「商流」を切り口としたノウハウを融合することにより、過去に類をみないハイクオリティーな商品・サービスの提供を実現し、より一層の飛躍を目指すものです。

三井住友銀リースと住商リース及び三井住友銀オートリースと住商オートリースそれぞれの合併にあたっては、ベストプラクティスの追求により、お客さまに付加価値の高い商品・サービスを提供することを基本方針とし、その早期実現を目指してまいります。



〈調印式の模様〉



〈記者会見の模様〉

公的資金の完済

当社は、公的資金につきまして、今年度末までの早期返済を目指してまいりましたが、本年5月より返済のペースを加速いたしました結果、昨年度末時点で1.1兆円（当初注入額ベース）ございました公的資金の返済を、10月20日に完了いたしました。平成10年3月以来、公的資金に支えていただきましたことに、心よりお礼申し上げます。

当社は、今後も引き続き、資本の質・量両面での拡充を進めると共に、中長期的な企業価値向上の観点から、戦略分野への経営資源の投入を一段と積極化することを通じて、お客さまの価値創造に資する、質の高い商品・サービスを提供してまいります。同時に、株主の皆さまに対しましても、適切な還元策を講じることを積極的に検討してまいります。

ゼロ金利政策解除への対応（預金金利引き上げ・短期プライムレート引き上げ）

三井住友銀行は、本年7月の日本銀行のゼロ金利政策の解除を踏まえて、7月18日より普通預金金利を年0.10%（旧利率　年0.001%）へ約6年ぶりに引き上げました。

また、普通預金金利に加えて、その他の預金商品（残高別金利型普通預金、貯蓄預金、通知預金、新型通知預金《Can》、納税準備預金、定期預金）の金利についても、同日より金利の引き上げをいたしました。なお、定期預金につきましては、市場金利動向等を踏まえ、本年4月以降、3度の金利の引き上げをいたしました。

今後の預金金利につきましても、引き続き市場動向等に応じて適宜見直しをいたしますと共に、よりお客さまにご満足いただけるよう更なるサービスの向上に努めてまいります。

一方、貸出金利につきましても、ゼロ金利政策の解除後の市場金利動向や三井住友銀行の調達コストの状況等を総合的に判断し、本年8月21日に短期プライムレートを1.375%から1.625%へと0.25%の引き上げをいたしました。

海外ネットワークの強化・充実

三井住友銀行では、海外におきまして、ますますグローバルに展開する日系企業のお客さまへの高度な金融サービスの提供、また、新興・成長市場へのアプローチのため、各マーケットの特性に応じた拠点展開を行い、ネットワークの強化・充実を図っております。

日本企業の進出が続いているベトナムにおきましては、ホーチミン支店を6月に開設。また、オーストラリアにおきましては、現地法人を通じて業務を行っておりましたが、8月にシドニー支店を開設しフルライン業務によるサービスの提供力を強化いたしました。6月開設のヒューストン出張所はエネルギー分野に、10月開設の欧州三井住友銀行ミラノ支店はPFI等のプロダクト業務に特化した店舗です。

また、成長市場につきましては、昨年8月の欧州三井住友銀行のモスクワ駐在員事務所開設に続き、邦銀で初めてドバイに支店を開設する予定であり、プロジェクト案件やオイルマネーの捕捉等のビジネスチャンスを広げてまいります。

更に、中国におきましては、中国大陸に展開する5支店・4駐在員事務所を一体として管理する「中国本部」及びそれらの拠点を所管する本部組織である「中国統括部」を設置いたしました。規制緩和・市場開放・制度変更等に迅速に対応し、よりお客さまのニーズに対応した商品・サービスを提供してまいります。

グループの総合力をフルに活用した金融サービスの提供にも注力してまいりました。三井住友銀行と大和証券エスエムビーシー株式会社の連携による中国を中心としたアジア地区での投資銀行業務等を通じて、より付加価値のあるサービスを提供しております。

プロダクト業務においては、世界的に需要が高まっている資源・エネルギーセクター、PFI/PPP、プロジェクトファイナンス、トレードファイナンスといったストラクチャードファイナンス分野にフォーカスしてリソースを配分し、各種ニーズへ迅速に対応することによりシェアを拡大、マーケット地位を向上させてまいりました。特にPFIにつきましては、英国において2005年度のリーグテーブルのトップを獲得しております。

また、売掛債権流動化等の各種証券化プロダクツに積極的に取り組み、特に "buy and sell" 型のローンビジネスへの志向により、当社グループ全体のアセットの良質化と、バランスのとれたビジネス・ポートフォリオ構築に貢献しております。

今後も、国際ビジネス特有の広大なマーケットにおいて、多様なビジネスチャンスを捉え、「日本及びアジアを強みとするグローバルな商業銀行」を目指してまいります。


三井住友銀行 ホーチミン支店、ヒューストン出張所、本日同時開設。
Ho Chi Minh City & Houston
03-3501-1111
www.smbc.co.jp
三井住友銀行


三井住友銀行
シドニー支店
本日開設。
03-3501-1111
www.smbc.co.jp
三井住友銀行

大和証券との個人分野における協働

三井住友銀行と大和証券株式会社は本年5月、個人向け金融サービスの提供体制整備等、個人分野における協働について合意いたしました。

本協働の目的は、両社の持つノウハウ・商品・ネットワーク等を相互に活用することで高品質かつ利便性の高い個人向け金融サービスを提供し、「貯蓄から投資へ」の流れが加速する中で一段と高度化・多様化するお客さまのニーズに迅速かつ的確に対応していくことにあります。

協働施策の第一弾として本年8月には、大和証券による三井住友銀行の住宅ローンの紹介サービスを開始いたしました。

具体的には、大和証券のお客さまの住宅ローンに関する相談ニーズを大和証券が三井住友銀行に紹介し、その紹介された案件について、三井住友銀行が相談・申込受付・審査・融資実行を行うサービスです。個人のお客さまにとっては、従来以上に住宅ローンに関する相談アクセスポイントが増えることとなり、より高い利便性をご提供できるものと考えております。本提携により、三井住友銀行は大和証券が展開する営業ネットワーク網の活用を通じ、住宅ローンの増強を図っていくことが可能となります。

また、更なる協働施策の展開として、関係当局の承認等を前提に、三井住友銀行と大和証券は証券仲介業務に関する業務提携を行い、三井住友銀行の個人のお客さまに対して「ダイワSMA」の提供を開始する予定です。「ダイワSMA」は、大和証券グループの高い運用能力、多様な資産運用ニーズにきめ細かく対応できるカスタマイズ性等、「国内SMAナンバーワン・ブランド」に相応しい内容を兼ね備え、国内における投資顧問型SMAの先駆けとなった大和証券の戦略サービスです。

三井住友銀行は、このサービスの取扱いを開始することによって、個人のお客さま向けのコンサルティングサービス及びプライベートバンキングサービスを一段と強化し、特に株式運用を志向されるお客さまに対して、オーダーメイドの商品・サービスラインアップの拡充が実現できるものと考えております。

なお、今後もこうした施策に加え、両グループの強みを相互に活用することで、お客さまへの付加価値向上にシナジーが発揮できる分野について、協働の検討を進めてまいります。

NTTドコモとの共同店舗開設

三井住友銀行は、株式会社エヌ・ティ・ティ・ドコモ（「NTTドコモ」）とケータイクレジット「iD」をはじめとして互いの顧客基盤・ノウハウを融合し、相互に協力して、顧客サービスの向上と新たな収益機会の創出を目指すことを目的に各種取組みを実施しております。

本年5月には、相互の営業拠点連携の一環として、三井住友銀行のATMコーナー（新宿通支店）のスペースを活用して、NTTドコモと当行の共同店舗「DCMX SITE」を開設いたしました。NTTドコモが提供するクレジットサービス「DCMX」のアンテナショップである「DCMX SITE」では、「DCMX」のご案内・最新携帯電話機種の展示等を行っております。また、毎月1回様々なテーマの共同セミナーを実施することで、相互のお客さまの満足度向上を目指しております。



〈新宿通支店「DCMX SITE」共同店舗〉

「キッザニア東京」への銀行パビリオン出展

三井住友銀行は本年10月、日本初のこども向け“お仕事体験タウン”「キッザニア東京」に銀行パビリオンを出展いたしました。

三井住友銀行では、これまでにも中学生が生活設計の体験学習を通じて経済の仕組みを学ぶ仮想の街「ファイナンスパーク」（東京都品川区）への参加や高校生や大学生の銀行見学の受け入れ、更には夏休みに小学生を招待し、窓口業務の体験やATM・金庫の見学などを通じて、金融や銀行の仕組みを勉強する機会を提供する等、こどもたちの社会教育をサポートしております。

また、社会貢献活動として、脚本家の倉本聰氏が実施している北海道富良野のゴルフ場跡地を森に還す活動への支援を通じ、こどもたちの環境教育もサポートしております。

この「キッザニア東京」には、こうしたこどもたちへの社会教育支援の一環として、また、社会的責任を果たすための一企業市民としての役割も認識し、協賛することといたしました。パビリオンでは、こどもたちが働くことによって得た擬似通貨「キッゾ」の発行や管理、また、園内で使用する専用ATMの設置など、「キッザニア東京」の要である“お金”に関するアクティビティを提供しております。

三井住友銀行では今後も様々な機会において、次世代を担うこどもたちをサポートしてまいります。


三井住友
〈銀行パビリオン〉


〈擬似通貨「キッゾ」〉

女性の視点に立った商品・サービスへの取組み

三井住友銀行の「Next W·ingプロジェクト室」では、女性の視点に立った様々な企画・取組みを行っています。女性向け住宅ローン「Woman PLUS」や投資信託「6資産バランスファンド（愛称：ダブルウイング）」等の商品に続き、本年4月には女性のお客さまをターゲットとするサービス「One's Next クラブ Woman」をスタートいたしました。

このサービスは、株式会社ベネフィットワン・パートナーズとの提携により、お申し込みいただいた女性会員のお客さまに対し、旅行やホテル宿泊、グルメ、ビューティー等のサービスのお得な割引や特典をご提供するものです。

また、昨今の女性の資産運用に対する関心の高まりにお応えするため、雑誌等とタイアップするほか、各支店でも女性向けセミナーを企画・実施しております。

三井住友銀行では、今後も女性の視点に立ったサービスの提供に努めてまいります。


ついにマンション決めた
よくやった、私ー
Woman PLUS


Woman

取扱い商品のご案内

個人向けローン商品・サービスの拡充

三井住友銀行では本年4月、インターネットを活用した来店不要型の住宅ローン「ネット専用住宅ローン "ネットdeホーム"」の取扱いを開始いたしました。お申込みからご融資まで、銀行にご来店いただくことなくお借り入れいただけますので、日中お忙しいお客さまや、三井住友銀行の支店がない地域のお客さまにも大変便利にご利用いただけます。


ネット専用住宅ローン
ネットdeホーム
www.smbc.co.jp
ネットで便利な住宅ローン。

平成17年10月の発売以来、ご好評をいただいております「三大疾病保障付住宅ローン」の商品性を本年8月に一部改定いたしました。三大疾病（ガン・急性心筋梗塞・脳卒中）に罹り、所定の状態と診断された場合に住宅ローン全額が保険金により返済される従来からの保障に加え、五つの重度慢性疾患（高血圧症・糖尿病・慢性腎不全・肝硬変・慢性膵炎）に関する一定の保障も追加いたしました。

また、住宅ローンをより便利にご利用いただくため、本年4月より、インターネットでの一部繰上返済手数料を無料とし、お客さまの関心の高い繰上返済をより手軽に行っていただけるようにいたしました。

三井住友銀行では、多様化するお客さまのニーズにお応えするため、常に新しい商品・サービスの開発に取り組んでまいります。

「One's Nextクラブ50s」の取扱い開始

三井住友銀行では本年4月、50代後半のお客さまを中心としたメンバー制サービス「One's Nextクラブ50s」の取扱いを開始いたしました。団塊世代のお客さまがセカンドライフで取り組む対象として関心の高いと思われるスポーツ、趣味、ボランティア等、非金融の面からも様々なサービスメニューをご提供しており、現在メンバー数は38万人となっております。


One's Nextクラブ50s

3ヵ月に一度、季刊情報誌をメンバーの方へ送付しており、4月の創刊以降これまでに計3号を発刊し、12月には第四号をお送りする予定となっております。季刊誌に同封のクーポンをお持ちいただいたお客さまへの特別金利定期（8月末日で終了）も多数のご利用をいただきました。

また、メンバー限定の旅行、健康、趣味等をテーマとした「ライフスタイルセミナー」も大変ご好評をいただき、現在まで19回の開催を数えることとなりました。今後もお客さまのライフスタイルに合わせたセミナーを企画してまいります。

中間連結貸借対照表 (平成18年9月30日現在)

(単位：百万円)

科目	金額
(資産の部)	
現金預け金	4,010,986
コールローン及び買入手形	1,462,077
買現先勘定	110,257
債券貸借取引支払保証金	1,178,045
買入金銭債権	940,702
特定取引資産	3,404,589
金銭の信託	2,820
有価証券	22,351,635
貸出金	59,184,457
外国為替	929,490
その他資産	3,257,139
有形固定資産	706,702
無形固定資産	228,885
リース資産	991,699
繰延税金資産	1,023,325
支払承諾見返	3,748,150
貸倒引当金	△ 978,999
資産の部合計	102,551,964

(単位：百万円)

科目	金額
(負債の部)	
預金	72,165,553
譲渡性預金	2,492,353
コールマネー及び売渡手形	2,562,041
売現先勘定	805,915
債券貸借取引受入担保金	3,141,635
特定取引負債	1,932,323
借用金	3,061,744
外国為替	329,273
短期社債	405,100
社債	4,155,770
信託勘定借	50,733
その他負債	2,920,902
賞与引当金	22,868
退職給付引当金	33,864
特別法上の引当金	1,136
繰延税金負債	49,876
再評価に係る繰延税金負債	49,929
支払承諾	3,748,150
負債の部合計	97,929,171
(純資産の部)	
資本金	1,420,877
資本剰余金	276,570
利益剰余金	1,188,399
自己株式	△ 50,178
株主資本合計	2,835,668
その他有価証券評価差額金	823,213
繰延ヘッジ損益	△ 88,079
土地再評価差額金	37,948
為替換算調整勘定	△ 47,909
評価・換算差額等合計	725,173
新株予約権	4
少数株主持分	1,061,946
純資産の部合計	4,622,792
負債及び純資産の部合計	102,551,964

中間連結損益計算書（平成18年4月 1日から 平成18年9月30日まで）

（単位：百万円）

科　目	金　額
経常収益	1,825,751
資金運用収益	909,808
（うち貸出金利息）	(651,018)
（うち有価証券利息配当金）	(157,718)
信託報酬	1,416
役務取引等収益	337,322
特定取引収益	54,496
その他業務収益	501,121
その他経常収益	21,586
経常費用	1,468,614
資金調達費用	350,193
（うち預金利息）	(199,933)
役務取引等費用	53,927
特定取引費用	2,883
その他業務費用	511,352
営業経費	432,705
その他経常費用	117,553
経常利益	357,136
特別利益	48,284
特別損失	4,118
税金等調整前中間純利益	401,302
法人税、住民税及び事業税	42,273
法人税等調整額	86,218
少数株主利益	29,149
中間純利益	243,660

中間連結株主資本等変動計算書（平成18年4月 1日から 平成18年9月30日まで）

（単位：百万円）

	株主資本					評価・換算差額等					新株予約権	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
前連結会計年度末残高	1,420,877	1,229,225	992,064	△ 4,393	3,637,773	819,927	—	38,173	△ 41,475	816,625	—	1,113,025	5,567,424
当中間連結会計期間中の変動額													
株式交換による増加		221,365			221,365								221,365
剰余金の配当			△ 47,951		△ 47,951								△ 47,951
中間純利益			243,660		243,660								243,660
自己株式の取得				△1,219,877	△1,219,877								△1,219,877
自己株式の処分		15		56	71								71
自己株式の消却		△1,174,036		1,174,036	—								—
連結子会社の増加に伴う増加			391		391								391
連結子会社の減少に伴う増加			11		11								11
連結子会社の増加に伴う減少			△ 6		△ 6								△ 6
連結子会社の減少に伴う減少			△ 2		△ 2								△ 2
土地再評価差額金取崩			231		231								231
株主資本以外の項目の当中間連結会計期間中の変動額(純額)						3,285	△ 88,079	△ 224	△ 6,434	△ 91,452	4	△ 51,078	△ 142,526
当中間連結会計期間中の変動額（純額）	—	△ 952,655	196,335	△ 45,785	△ 802,105	3,285	△ 88,079	△ 224	△ 6,434	△ 91,452	4	△ 51,078	△ 944,631
当中間連結会計期間末残高	1,420,877	276,570	1,188,399	△ 50,178	2,835,668	823,213	△ 88,079	37,948	△ 47,909	725,173	4	1,061,946	4,622,792

中間連結貸借対照表注記

1. 記載金額は百万円未満を切り捨てて表示しております。
2. 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。
   特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。
3. 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。
4. 金銭の信託において信託財産を構成している有価証券の評価は、上記2．及び3．と同じ方法により行っております。
5. デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。
   なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。
6. 当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。
   建　物　7年～50年
   動　産　2年～20年
   その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
7. 無形固定資産の減価償却は、定額法により償却しております。なお、自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間（主として5年）に基づいて償却しております。
8 連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。
   また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。
9. 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
   破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
   なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記21．の3カ月以上延滞債権又は下記22．の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
   上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
   すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
   その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
   なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は 750,546百万円であります。
10. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。
11. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として9年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として9年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

12. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
13. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。
   小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。
   相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。
   個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。
   また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円（税効果額控除前）、繰延ヘッジ利益の総額は44,682百万円（同前）であります。
14. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。
   これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。
   また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。
15. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。
   なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。
16. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

17. 特別法上の引当金は、次のとおり計上しております。
金融先物取引責任準備金 18百万円 金融先物取引法第81条の規定に基づく準備金であります。
証券取引責任準備金 1,118百万円 証券取引法第51条の規定に基づく準備金であります。

18. 有形固定資産の減価償却累計額 561,404百万円
リース資産の減価償却累計額 1,583,375百万円

19. 有形固定資産の圧縮記帳額 64,987百万円

20. 貸出金のうち、破綻先債権額は64,857百万円、延滞債権額は638,385百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

21. 貸出金のうち、3カ月以上延滞債権額は36,865百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

22. 貸出金のうち、貸出条件緩和債権額は407,927百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

23. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,148,036百万円であります。
なお、20. から23. に掲げた債権額は、貸倒引当金控除前の金額であります。

24. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は885,675百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。

25. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	103,547百万円
特定取引資産	53,278百万円
有価証券	5,842,395百万円
貸出金	557,311百万円
その他資産（延払資産等）	1,936百万円
担保資産に対応する債務	
預金	16,352百万円
コールマネー及び売渡手形	1,340,000百万円
売現先勘定	791,883百万円
債券貸借取引受入担保金	3,003,162百万円
特定取引負債	139,666百万円
借用金	930,197百万円
その他負債	26,247百万円
支払承諾	167,064百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,108百万円、特定取引資産848,721百万円、有価証券4,092,185百万円、買入金銭債権38,898百万円、貸出金1,621,611百万円を差し入れております。
また、その他資産のうち保証金は87,964百万円、先物取引差入証拠金は4,737百万円であります。

26. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

再評価を行った年月日
連結子会社である三井住友銀行 平成10年3月31日及び平成14年3月31日
その他の一部の連結子会社 平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法
連結子会社である三井住友銀行 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

27. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金617,500百万円が含まれております。

28. 社債には、劣後特約付社債2,138,556百万円が含まれております。

29. 1株当たり純資産額 394,556円25銭
「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号 平成14年9月25日）が平成18年1月31日付で改正され、会社法施行日以後終了する中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用し、1株当たりの純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ1株当たりの純資産額は11,562円77銭減少しております。

30. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等が含まれております。31. についても同様であります。

満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,928	375,829	△4,099
その他	9,917	10,139	222
合計	1,236,826	1,220,630	△16,195

その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
株式	1,970,424	3,569,347	1,598,922
債券	9,328,374	9,152,122	△176,252
国債	7,874,690	7,719,254	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,904	4,141,168	△34,736
合計	15,474,703	16,862,637	1,387,933

なお、上記の評価差額から、繰延税金負債563,532百万円を差し引いた額824,401百万円のうち少数株主持分相当額7,123百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額5,811百万円を加算した額 823,088百万円が、「その他有価証券評価差額金」に含まれております。
その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は1,247百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に

陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

31. 時価評価されていない有価証券のうち、主なものの内容と中間連結貸借対照表計上額は、次のとおりであります。

内容	中間連結貸借対照表計上額（百万円）
満期保有目的の債券	
非上場外国証券	26
その他	8,267
その他有価証券	
非上場株式（店頭売買株式を除く。）	421,099
非上場債券	2,729,834
非上場外国証券	475,506
その他	409,421

32. 金銭の信託の保有目的別の内訳は次のとおりであります。

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
その他の金銭の信託	2,602	2,820	217

なお、上記の評価差額から繰延税金負債88百万円を差し引いた額129百万円が、「その他有価証券評価差額金」に含まれております。

33 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に34,361百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は857,892百万円、当中間連結会計期間末に当該処分をせずに所有しているものは185,462百万円であります。

34. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、39,240,098百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,373,534百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

35. 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）が会社法施行日以後終了する中間連結会計期間から適用されることになったこと等から、「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」（内閣府令第60号平成18年4月28日）により改正され、平成18年4月1日以後開始する事業年度から適用されることになったことに伴い、当中間連結会計期間から以下のとおり表示を変更しております。

(1) 「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。

なお、当中間連結会計期間末における従来の「資本の部」に相当する金額は3,648,921百万円であります。

(2) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。

(3) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。

(4) 「動産不動産」は、「有形固定資産」、「無形固定資産」または「その他資産」に区分して表示しております。

(5) 「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。

(6) 資産の部に独立掲記していた「連結調整勘定」は、「無形固定資産」中「のれん」に含めて表示しております。これに伴い、連結調整勘定償却は、従来、「経常費用」中「その他経常費用」で処理しておりましたが、当中間連結会計期間からは無形固定資産償却として「経常費用」中「営業経費」に含めております。

36. 「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」（企業会計基準実務対応報告第20号 平成18年9月8日）が公表日以後終了する中間連結会計期間に係る中間連結財務諸表から適用されることになったことに伴い、当中間連結会計期間から同実務対応報告を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

37. 「ストック・オプション等に関する会計基準」（企業会計基準第8号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 平成18年5月31日）が会社法の施行日以後に付与されるストック・オプション、自社株式オプション及び交付される自社の株式について適用されることになったことに伴い、当中間連結会計期間から同会計基準及び適用指針を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

38. 従来、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っておりましたが、「金融商品に係る会計基準」（企業会計審議会 平成11年1月22日）が平成18年8月11日付で一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度及び中間連結会計期間から適用することになったことに伴い、当中間連結会計期間から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって中間連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円、「社債」は2,400百万円、それぞれ減少しております。

なお、平成18年3月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号 平成18年8月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。

39. 「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会 平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第7号 平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 平成17年12月27日）が平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から各会計基準及び同適用指針を適用しております。

40. ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名

営業経費　　4百万円

41 共通支配下の取引等関係

(1) 結合当事企業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要

①結合当事企業の名称及びその事業の内容

SMBCフレンド証券株式会社（事業の内容：証券業）

②企業結合の法的形式

株式交換

③結合後企業の名称

株式会社三井住友フィナンシャルグループ

④取引の目的を含む取引の概要

わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当社は、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

(2) 実施した会計処理の概要

「企業結合に係る会計基準 三 企業結合に係る会計基準 4 共通支配下の取引等の会計処理 (2) 少数株主との取引」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたしました。

(3) 子会社株式の追加取得に関する事項

①取得原価及びその内訳

当社普通株式	221,365百万円
取得に直接要した支出額	160百万円
取得原価	221,525百万円

②株式種類別の交換比率及びその算定方法並びに交付株式数及びその評価額

(イ) 株式の種類及び交換比率

普通株式　当社　1株：SMBCフレンド証券株式会社　0.0008株

(ロ) 交換比率の算定方法

当社はゴールドマン・サックス証券会社を、SMBCフレンド証券株式会社はメリルリンチ日本証券株式会社を株式交換比率算定に関するそれぞれの財務アドバイザーに任命し、その分析結果、その他の様々な要因を総合的に勘案した上で協議を行い決定いたしました。

(ハ) 交付株式数及びその評価額

249,015株　221,525百万円

③発生したのれんの金額、発生原因、償却方法及び償却期間

(イ) のれんの金額

99,995百万円

(ロ) 発生原因

追加取得したSMBCフレンド証券株式会社の普通株式の取得原価と減少する少数株主持分の金額の差額をのれんとして処理しております。

(ハ) 償却方法及び償却期間

20年間で均等償却

42. 当社は、平成18年10月5日開催の取締役会において、株式会社整理回収機構が保有しております第三種優先株式に関し、次のとおり自己の株式の取得及び消却を決議し、平成18年10月11日に実施いたしました。なお、本優先株式の取得は、会社法第155条第3号及び第156条第1項の規定に基づく自己の株式の取得枠の範囲内で行うものであります。

第三種優先株式

(1) 取得・消却株式の総数　195,000株

(2) 取得価額の総額　222,241,500,000円

43. 当社は、平成18年10月13日開催の取締役会において、自己の株式の取得枠設定等を決議し、当該決議に基づき平成18年10月17日に自己の株式の取得を実施しております。

(1) 自己の株式の取得枠設定等に関する取締役会の決議内容

①平成18年6月29日付定時株主総会決議等に基づく自己の株式の取得

(イ) 取得する株式の種類　当社普通株式

(ロ) 取得する株式の数　60,466株（上限）

(ハ) 株式を取得するのと引換えに交付する金銭の総額　79,639,200,000円（上限）

(二) 取得期間　平成18年10月16日から平成18年12月29日まで

②当社定款第8条の規定に基づく自己の株式の取得枠

(イ) 取得する株式の種類　当社普通株式

(ロ) 取得する株式の数　6,700株（上限）

(ハ) 株式を取得するのと引換えに交付する金銭の総額　10,000,000,000円（上限）

(二) 取得期間　平成18年10月16日から平成18年12月29日まで

(2) 自己の株式の取得

①取得した株式の種類　当社普通株式

②取得した株式の数　60,466株

③取得価額（総額）　1,270,000円（総額　76,791,820,000円）

④取得方法　東京証券取引所のToSTNeT-2（終値取引）による買付け

なお、株式会社整理回収機構が当社普通株式60,466株（同機構が保有していた当社発行の第三種優先株式50,000株（取得請求総額50,000百万円）の平成18年9月29日付取得請求権行使により、当社が同機構宛に交付した当社普通株式の全部）を、平成18年10月17日に76,791,820,000円にて売却したことが、預金保険機構から公表されております。

44. 当社、三井住友銀リース株式会社及び三井住友銀オートリース株式会社は、平成18年10月13日に住友商事株式会社、住商リース株式会社及び住商オートリース株式会社との間でリース事業及びオートリース事業の戦略的共同事業化について基本合意いたしました。この基本合意に基づき、平成19年10月1日を目処に、三井住友銀リース株式会社と住商リース株式会社は合併する予定であり、合併新会社は当社の連結子会社（当社の議決権の所有割合 55%）となる見込みであります。なお、本合併は「企業結合に係る会計基準」上の取得に該当し、本合併に伴って当社は連結財務諸表上、のれんを認識する予定でありますが、その金額は現時点では未定であります。また、三井住友銀オートリース株式会社と住商オートリース株式会社につきましても、平成19年10月1日を目処に合併する予定であります。

中間連結損益計算書注記

1. 記載金額は百万円未満を切り捨てて表示しております。
2. 1株当たり中間純利益　32,782円19銭
3. 潜在株式調整後1株当たり中間純利益　27,514円41銭
4. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

5. リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

6. 「その他経常収益」には、株式等売却益17,987百万円を含んでおります。
7. 「その他経常費用」には、貸出金償却57,626百万円、株式等償却7,051百万円、延滞債権等を売却したことによる損失5,545百万円及び持分法による投資損失32,344百万円を含んでおります。
8. 「特別利益」には、退職給付信託返還益36,330百万円、貸倒引当金戻入益6,470百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。
9. 「特別損失」には、固定資産処分損2,037百万円及び減損損失2,006百万円を含んでおります。
10. 当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地　域	主な用途		種　類	減損損失額
首都圏	遊休資産	27物件	土地、建物等	873百万円
近畿圏	営業用店舗	13ヵ店	土地、建物等	349百万円
	遊休資産	18物件		410百万円
その他	遊休資産	12物件	土地、建物等	373百万円

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

中間連結株主資本等変動計算書注記

1．記載金額は百万円未満を切り捨てて表示しております。

2．発行済株式の種類及び総数並びに自己株式の種類及び株式数は、次のとおりであります。

（単位 株）

	前連結会計年度末株式数	当中間連結会計期間増加株式数	当中間連結会計期間減少株式数	当中間連結会計期間末株式数	摘要
発行済株式					
普通株式	7,424,172.77	309,481	－	7,733,653.77	注1
第一種優先株式	35,000	－	35,000	－	注2
第二種優先株式	100,000	－	100,000	－	注3
第三種優先株式	695,000	－	500,000	195,000	注4
第1回第四種優先株式	4,175	－	－	4,175	
第2回第四種優先株式	4,175	－	－	4,175	
第3回第四種優先株式	4,175	－	－	4,175	
第4回第四種優先株式	4,175	－	－	4,175	
第5回第四種優先株式	4,175	－	－	4,175	
第6回第四種優先株式	4,175	－	－	4,175	
第7回第四種優先株式	4,175	－	－	4,175	
第8回第四種優先株式	4,175	－	－	4,175	
第9回第四種優先株式	4,175	－	－	4,175	
第10回第四種優先株式	4,175	－	－	4,175	
第11回第四種優先株式	4,175	－	－	4,175	
第12回第四種優先株式	4,175	－	－	4,175	
第1回第六種優先株式	70,001	－	－	70,001	
合計	8,374,273.77	309,481	635,000	8,048,754.77	
自己株式					
普通株式	6,307.15	109,907.81	77.62	116,137.34	注5
第一種優先株式	－	35,000	35,000	－	注2
第二種優先株式	－	100,000	100,000	－	注3
第三種優先株式	－	500,000	500,000	－	注4
合計	6,307.15	744,907.81	635,077.62	116,137.34	

注1 普通株式の発行済株式総数の増加309,481株は、第三種優先株式に係る取得請求権の行使による増加60,466株、SMBCフレンド証券株式会社との株式交換に係る新株式の発行による増加249,015株であります。

2 第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また、第一種優先株式の発行済株式総数の減少35,000株及び自己株式の減少35,000株は、平成18年5月17日に、自己株式の消却を実施したことによるものであります。

3 第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また、第二種優先株式の発行済株式総数の減少100,000株及び自己株式の減少100,000株は、平成18年5月17日及び同年9月6日に、自己株式の消却を実施したことによるものであります。

4 第三種優先株式の自己株式の増加500,000株は、平成18年9月29日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得450,000株及び第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また、第三種優先株式の発行済株式総数の減少500,000株及び自己株式の減少500,000株は、平成18年9月29日に、自己株式の消却を実施したことによるものであります。

5 普通株式の自己株式の株式数の増加109,907.81株は、端株の買取りによる増加702.81株、SMBCフレンド証券株式会社との株式交換に伴い連結子会社及び持分法適用関連会社が保有している三井住友フィナンシャルグループ株式109,205株であります。また、普通株式の自己株式の減少77.62株は、端株の売渡し及びストック・オプションの権利行使によるものであります。

3．新株予約権に関する事項は、次のとおりであります。

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株） 前連結会計年度末	当中間連結会計期間増加	当中間連結会計期間減少	当中間連結会計期間末	当中間連結会計期間末残高（百万円）	摘要
当社	ストック・オプションとしての新株予約権						－	
連結子会社							4	
合計							4	

4．当社の配当については、次のとおりであります。

当中間連結会計期間中の配当金支払額

決議日	株式の種類	配当金の総額（百万円）	1株当たりの金額（円）	基準日	効力発生日
平成18年6月29日定時株主総会	発行済株式				
	普通株式	22,253	3,000	平成18年3月31日	平成18年6月29日
	第一種優先株式	367	10,500	平成18年3月31日	平成18年6月29日
	第二種優先株式	2,850	28,500	平成18年3月31日	平成18年6月29日
	第三種優先株式	9,521	13,700	平成18年3月31日	平成18年6月29日
	第1回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第2回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第3回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第4回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第5回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第6回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第7回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第8回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第9回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第10回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第11回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第12回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第1回第六種優先株式	6,195	88,500	平成18年3月31日	平成18年6月29日

中間単体決算の概況

中間貸借対照表（平成18年9月30日現在）

（単位：百万円）

科目	金額
（資産の部）	
流動資産	
現金及び預金	18,458
その他	63,436
流動資産合計	81,894
固定資産	
有形固定資産	9
無形固定資産	26
投資その他の資産	3,847,671
関係会社株式	3,847,651
その他	20
固定資産合計	3,847,707
繰延資産	150
資産合計	3,929,752
（負債の部）	
流動負債	
短期借入金	620,000
賞与引当金	76
その他	57,463
流動負債合計	677,539
負債合計	677,539
（純資産の部）	
株主資本	
資本金	1,420,877
資本剰余金	
資本準備金	642,355
その他資本剰余金	510,385
資本剰余金合計	1,152,740
利益剰余金	
その他利益剰余金	
別途積立金	30,420
繰越利益剰余金	653,398
利益剰余金合計	683,818
自己株式	△5,223
株主資本合計	3,252,213
純資産合計	3,252,213
負債純資産合計	3,929,752

中間損益計算書（平成18年4月 1日から 平成18年9月30日まで）

（単位：百万円）

科目		金額
営業収益		
関係会社受取配当金	317,486	
関係会社受入手数料	3,854	321,340
営業費用		
販売費及び一般管理費	1,567	1,567
営業利益		319,772
営業外収益		219
営業外費用		880
経常利益		319,112
税引前中間純利益		319,112
法人税、住民税及び事業税	345	
法人税等調整額	542	888
中間純利益		318,223

中間株主資本等変動計算書（平成18年4月 1日から 平成18年9月30日まで）

（単位：百万円）

	株主資本									
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	純資産合計
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
前事業年度末残高	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	△4,393	3,935,426	3,935,426
当中間会計期間中の変動額										
資本準備金の取崩		△1,000,000	1,000,000	—					—	—
株式交換による増加		221,365		221,365					221,365	221,365
剰余金の配当						△47,951	△ 47,951		△47,951	△47,951
中間純利益						318,223	318,223		318,223	318,223
自己株式の取得								△1,174,922	△1,174,922	△1,174,922
自己株式の処分			15	15				56	71	71
自己株式の消却			△1,174,036	△1,174,036				1,174,036	—	—
当中間会計期間中の変動額合計	—	△778,634	△ 174,021	△952,655	—	270,272	270,272	△830	△683,213	△683,213
当中間会計期間末残高	1,420,877	642,355	510,385	1,152,740	30,420	653,398	683,818	△5,223	3,252,213	3,252,213

＜中間財務諸表作成のための基本となる重要な事項＞

1．有価証券の評価基準及び評価方法

子会社株式及び関連会社株式……移動平均法による原価法により行っております。

その他有価証券……………………時価のないものについては、移動平均法による原価法により行っております。

2．固定資産の減価償却の方法

（1）有形固定資産

定率法（ただし、建物については定額法）を採用しております。

（2）無形固定資産

自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3．引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

4．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

5．消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

＜中間財務諸表作成のための基本となる重要な事項の変更＞

（貸借対照表の純資産の部の表示に関する会計基準）

「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号　平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号　平成17年12月9日）が当中間会計期間から適用されることになったことから、以下のとおり表示を変更しております。

（1）「資本の部」は「純資産の部」としております。なお、当中間会計期間末における従来の「資本の部」の合計に相当する金額は3,252,213百万円であります。

（2）「利益剰余金」に内訳表示していた「任意積立金」及び「中間未処分利益」は、「その他利益剰余金」の「別途積立金」及び「繰越利益剰余金」として表示しております。

（ストック・オプション等に関する会計基準）

「ストック・オプション等に関する会計基準」（企業会計基準第8号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年5月31日）を当中間会計期間から適用しております。この変更による当中間会計期間の損益に与える影響はありません。

（企業結合に係る会計基準等）

「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会　平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第7号　平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）を当中間会計期間から適用しております。

＜注記事項＞

（中間貸借対照表関係）

1．記載金額は百万円未満を切り捨てて表示しております。

2．有形固定資産の減価償却累計額　　2百万円

3．偶発債務

株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して95,475百万円の保証を行っております。

（中間損益計算書関係）

1．記載金額は百万円未満を切り捨てて表示しております。

2．営業外収益のうち主要なもの

受取利息	208百万円

3．営業外費用のうち主要なもの

支払利息	550百万円
支払手数料	179百万円
創立費償却	150百万円

4．減価償却実施額

有形固定資産	0百万円
無形固定資産	6百万円

（中間株主資本等変動計算書関係）

1．記載金額は百万円未満を切り捨てて表示しております。

2．当社の自己株式の種類及び株式数は、次のとおりであります。

（単位　株）

	前事業年度末株式数	当中間会計期間増加株式数	当中間会計期間減少株式数	当中間会計期間末株式数	摘要
自己株式					
普通株式	6,307.15	702.81	77.62	6,932.34	注1、2
第一種優先株式	—	35,000	35,000	—	注3
第二種優先株式	—	100,000	100,000	—	注4
第三種優先株式	—	500,000	500,000	—	注5
合　計	6,307.15	635,702.81	635,077.62	6,932.34	

注1　普通株式の自己株式の増加702.81株は、端株の買取りによるものであります。

2　普通株式の自己株式の減少77.62株は、端株の売渡し及びストックオプションの権利行使によるものであります。

3　第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第一種優先株式の自己株式の減少35,000株は、平成18年5月17日に、自己株式の消却を実施したことによるものであります。

4　第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また、第二種優先株式の自己株式の減少100,000株は、平成18年5月17日及び同年9月6日に、自己株式の消却を実施したことによるものであります。

5　第三種優先株式の自己株式の増加500,000株は、平成18年9月29日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得450,000株及び第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また、第三種優先株式の自己株式の減少500,000株は、平成18年9月29日に、自己株式の消却を実施したことによるものであります。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるものはありません。

（企業結合関係）

共通支配下の取引等関係

中間連結貸借対照表注記41に記載しております。

（重要な後発事象）

1．当社は、平成18年10月5日開催の取締役会において、株式会社整理回収機構が保有しております第三種優先株式に関し、次のとおり自己の株式の取得及び消却を決議し、平成18年10月11日に実施いたしました。なお、本優先株式の取得は、会社法第155条第3号及び第156条第1項の規定に基づく自己の株式の取得枠の範囲内で行うものであります。

第三種優先株式

（1）取得・消却株式の総数	195,000株
（2）取得価額の総額	222,241,500,000円

2．当社は、平成18年10月13日開催の取締役会において、自己の株式の取得枠設定等を決議し、当該決議に基づき平成18年10月17日に自己の株式の取得を実施しております。

（1）自己の株式の取得枠設定等に関する取締役会の決議内容

①平成18年6月29日付定時株主総会決議等に基づく自己の株式の取得

（イ）取得する株式の種類	当社普通株式
（ロ）取得する株式の数	60,466株（上限）
（ハ）株式を取得するのと引換えに交付する金銭の総額	79,639,200,000円（上限）
（ニ）取得期間	平成18年10月16日から平成18年12月29日まで

②当社定款第8条の規定に基づく自己の株式の取得枠

（イ）取得する株式の種類	当社普通株式
（ロ）取得する株式の数	6,700株（上限）
（ハ）株式を取得するのと引換えに交付する金銭の総額	10,000,000,000円（上限）
（ニ）取得期間	平成18年10月16日から平成18年12月29日まで

（2）自己の株式の取得

①取得した株式の種類	当社普通株式
②取得した株式の数	60,466株
③取得価額（総額）	1,270,000円（総額　76,791,820,000円）
④取得方法	東京証券取引所のToSTNeT-2（終値取引）による買付け

なお、株式会社整理回収機構が当社普通株式60,466株（同機構が保有していた当社発行の第三種優先株式50,000株（取得請求総額50,000百万円）の平成18年9月29日付取得請求権行使により、当社が同機構宛に交付した当社普通株式の全部）を、平成18年10月17日に76,791,820,000円にて売却したことが、預金保険機構から公表されております。

株式のご案内

事業年度	4月1日から翌年3月31日まで	
定時株主総会	6月下旬	
配当金受領株主確定日	3月31日及び中間配当金の支払いを行うときは9月30日	
基準日	定時株主総会　3月31日 その他必要があるときは、あらかじめ公告して定めます。	
公告方法	日本経済新聞に掲載する方法により行います。 ただし、決算公告につきましては、当社ウェブサイトに掲載いたします。	
株式事務取扱場所・取次所		
株主名簿管理人	大阪市中央区北浜四丁目5番33号	住友信託銀行株式会社
同事務取扱場所	東京都千代田区丸の内一丁目4番4号	住友信託銀行株式会社証券代行部
［郵便物の送付先 電話お問合せ先］	〒183-8701　東京都府中市日鋼町1番10 （住所変更等用紙のご請求）0120-175-417	住友信託銀行株式会社証券代行部 （その他のご照会）0120-176-417
同取次所	住友信託銀行株式会社　本店及び全国各支店	


SMFG
ニュースリリース
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三井住友フィナンシャルグループ「SMFGホームページ」のご案内

「SMFGホームページ」では、グループ各社の事業活動、ニュースリリースや財務情報、IR情報など、様々な情報をタイムリーに掲載しております。

www.smfg.co.jp

SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP

PRINTED WITH SOY INK™

地球環境を考え、
再生紙と大豆油インキを
使用しています。

SMFG SUMITOMO MITSUI FINANCIAL GROUP

中間期ディスクロージャー誌
2006

平成18年4月1日〜平成18年9月30日

三井住友フィナンシャルグループ

三井住友銀行

経営理念

● お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
● 事業の発展を通じて、株主価値の永続的な増大を図る。
● 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

三井住友フィナンシャルグループ　プロフィール

(平成18年9月30日現在)

名　　称	株式会社三井住友フィナンシャルグループ
(英文名称：	Sumitomo Mitsui Financial Group, Inc.)
本　　社	東京都千代田区有楽町1丁目1番2号
取締役会長	奥　正之 (三井住友銀行頭取を兼任)
取締役社長	北山 禎介 (三井住友銀行取締役会長を兼任)
設　　立	平成14年12月2日
資 本 金	1兆4,208億円
事業目的	子会社である銀行およびその他銀行法により子会社とすることができる会社の経営管理ならびに当該業務に附帯する業務
上場取引所	東京証券取引所、大阪証券取引所、名古屋証券取引所 (すべて市場第一部)

発行済株式数 (平成18年9月30日現在)

普通株式	7,733,653.77株
第三種優先株式	195,000株
第1回第四種優先株式	4,175株
第2回第四種優先株式	4,175株
第3回第四種優先株式	4,175株
第4回第四種優先株式	4,175株
第5回第四種優先株式	4,175株
第6回第四種優先株式	4,175株
第7回第四種優先株式	4,175株
第8回第四種優先株式	4,175株
第 9 回第四種優先株式	4,175株
第10回第四種優先株式	4,175株
第11回第四種優先株式	4,175株
第12回第四種優先株式	4,175株
第 1 回第六種優先株式	70,001株

格付情報

三井住友フィナンシャルグループ各社の平成18年12月31日現在の格付は以下のとおりです。

○三井住友銀行

	長期	短期
Moody' s	A1	P-1
Standard & Poor' s	A	A-1
Fitch Ratings	A	F1
格付投資情報センター (R&I)	A	a-1
日本格付研究所 (JCR)	A+	J-1+

●三井住友カード

	長期	短期
日本格付研究所 (JCR)	A+	J-1+

●三井住友銀リース

	長期	短期
格付投資情報センター (R&I)	A	a-1
日本格付研究所 (JCR)	A+	J-1

Contents

本誌は、銀行法第21条および第52条の29に基づいて作成したディスクロージャー資料 (業務および財産の状況に関する説明書類) です。
本誌には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

株式会社 三井住友フィナンシャルグループ　平成19年1月
広 報 部　〒100-0006　東京都千代田区有楽町1-1-2
TEL (03) 5512-3411
株式会社 三井住友銀行
広 報 部　〒100-0006　東京都千代田区有楽町1-1-2
TEL (03) 3501-1111

・本誌は再生紙を使用しています。

平成１９年１月

各　位

株式会社　三井住友フィナンシャルグループ
広　報　部

「中間期ディスクロージャー誌2006」について

拝啓益々ご清祥のこととお慶び申し上げます。平素は格別のご高配を賜り厚く御礼申し上げます。

当社ではこのたび「中間期ディスクロージャー誌2006」を作成いたしました。当社では、透明で開かれた経営の確立をめざして今後ともディスクロージャーの強化を進めてまいる所存でございます。何卒、本誌をご高覧賜りますとともに、皆さまの忌憚のないご意見・ご批判などをいただければ幸いに存じます。どうぞよろしくお願い申し上げます。

なお、本誌は「三井住友フィナンシャルグループ」として発行しますが、「三井住友銀行」のディスクロージャー誌も兼ねております。

敬　具

本誌につきましてのご照会等は下記までお寄せください。
（広報部　TEL：０３－５５１２－２６７６）

ごあいさつ



皆さまには、平素より温かいご支援、お引き立てを賜り、心から御礼申し上げます。

このたび、平成18年度上期における私どもの取り組み、並びに、今後の経営方針を皆さまによりご理解いただくため、『中間期ディスクロージャー誌2006』を作成いたしましたので、ご高覧くださいますようお願い申し上げます。

私どもは、お客さまの多様化・高度化するニーズに対して、迅速かつ的確に新たな価値を提供することによってお応えしていくとともに、収益力の増強を通じて財務基盤の強化を進め、お客さまの信頼、株主や市場、社会の信認を高めるべく、役職員全員が一丸となって努力してまいる所存です。

今後とも、なお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成19年1月

株式会社三井住友フィナンシャルグループ

取締役会長 奥 正之　　取締役社長 北山禎介

トップメッセージ



はじめに

三井住友フィナンシャルグループ社長の北山でございます。平素より私ども三井住友フィナンシャルグループ(SMFG)をお引き立ていただき、心から御礼申し上げます。

私どもはこれまで、スピードや先進性、高い効率性といった強みを活かし、さまざまな戦略ビジネスを育成し、収益性の高いビジネスモデルをグループベースで構築してまいりました。同時に、バランスシートのクリーンアップや公的資金の完済といった財務上の課題についても着実に解決、ビジネスポートフォリオを支える財務基盤の強化も進めてまいりました。今後は、「質を伴った量的拡大」をキーワードに、複合金融グループとしての企業価値の持続的成長を実現していきたいと考えております。

平成18年度につきましては、「持続的成長に向けた地歩固めの年」と位置付け、「お客さまの価値創造に資する質の高い商品・サービスの提供推進」、および「強固な企業基盤の構築」の二点に重点的に取り組んでおります。それでは、以下、当社グループの平成18年度上期の業績、ならびに、平成18年度下期の取り組み方針等についてご説明してまいります。

平成18年度上期の総括

平成18年度上期の経済環境を顧みますと、わが国では、内外需がともに堅調に推移し、景気は回復を続けました。一方、海外では、米国経済が減速しつつも拡大を続けたほか、欧州で緩やかな景気回復が持続し、アジアでも中国等で高い成長が続きました。金融資本市場におきましては、日本銀行は昨年7月にゼロ金利政策を解除し、無担保コールレート(オーバーナイト物)の誘導目標を0.25%前後としました。一方、長期市場金利は、新発10年物国債の流通利回りが一時2%に達しましたが、追加利上げ観測の後退等を背景に、期末には1.6%台まで低下しました。

このような環境の下、価値創造に資する質の高い商品・サービスを提供するべく、個人のお客さま向けのコンサルティングビジネス、ならびに、法人のお客さま向けのソリューションビジネスを一段と推進するとともに、強固な企業基盤を構築するべく、コンプライアンス、お客さまを起点としたビジネス展開、品質向上への取り組みといった内部管理体制の一段の高度化、および財務基盤の一段の強化を進めました。なお、当社グループの上期の業績につきましては、三井住友銀行(SMBC)において、不良債権処理にかかる与信関係費用が当初予想を下回った一方で、金利上昇を踏まえて債券ポートフォリオを中心としたポジション圧縮を行ったことに伴い、国債等債券損益が616億円の損失となったこと等から、連結経常利益は3,571億円(前年同期比1,066億円減少)、連結中間純利益は2,436億円(同1,487億円減少)となっております。

平成18年度下期の経営方針

当社グループは、平成18年度下期におきましても、引き続き、次の取り組みを進めてまいります。

お客さまの価値創造に資する質の高い商品・サービスの提供

個人のお客さまにつきましては、SMBCにおけるコンサルティングビジネスの一段の高度化に取り組んでまいります。具体的には、今後、SMBCフレンド証券との協働によるファンドラップサービス等の新たな資産運用商品・サービスの提供を開始するとともに、「三大疾病保障付住宅ローン」等、お客さまのニーズに即したローン商品の提供を更に進めてまいります。また、平日夜間や休日にも営業する「SMBCコンサルティングプラザ」等の専門拠点を更に増設するとともに、高い専門性を持つコンサルタントを増員し、お客さまの利便性およびニーズへの対応力を一層高めてまいります。

また、さまざまな業界におけるリーディング・カンパニーとの協働を通じたサービスにつきましても、今後、

一段と拡充してまいります。具体的には、SMBCとプロミス(株)との提携によるコンシューマー・ローン、三井住友カードと(株)エヌ・ティ・ティ・ドコモとの提携による「三井住友カードiD」等の展開を、更に進めてまいります。

法人のお客さまにつきましては、ソリューション提供力の一段の高度化に取り組んでまいります。大企業・中堅企業の皆さまに向けましては、昨年4月にSMBCに新設した「コーポレート・アドバイザリー本部」や、大和証券エスエムビーシー(株)との協働を通じて、M&Aによる事業拡大・再編等の、お客さまの経営課題の解決に資する最適なソリューションを提供してまいります。中小企業の皆さまに向けましては、ビジネスセレクトローン等の無担保貸出や、インターネットバンキングサービスの提供を通じて、さまざまな資金調達、資金決済ニーズに応えるとともに、事業承継にかかるアドバイス等を通じて、お客さまの経営課題解決に積極的に取り組んでまいります。

加えて、三井住友銀リースによる各種リース業務、日本総合研究所によるコアシステム受託やITコンサルティング業務等、グループ一体となったソリューション提供も更に進めてまいります。なお、昨年10月、当社は、住友商事グループとの間で、リース事業およびオートリース事業の戦略的共同事業化について基本合意いたしました。平成19年10月をめどとする、三井住友銀リースと住商リース(株)の合併、ならびに、三井住友銀オートリース(株)と住商オートリース(株)の合併により、銀行系リースと商社系リースのノウハウを結集・融合し、お客さまに付加価値の高い商品・サービスを提供してまいります。

強固な企業基盤の構築

当社は、持続的成長を支える強固な企業基盤の構築に取り組んでまいります。

SMBCは、昨年4月、金融庁より、法人営業部における金利スワップ販売態勢等に関して行政処分を受けました。当社および同行はこの事態を重く受け止め、再発防止と信頼回復に向けて、引き続き内部管理体制の一段の高度化を進めてまいります。

まず、コンプライアンスにつきましては、昨年4月にSMBCに新設した「コンプライアンス部門」を通じて、法令等の遵守を一層強化してまいります。CS・品質向上につきましては、併せて新設した「品質管理部」を通じて、より積極的にお客さまのご意見や視点を経営・業務に活かしてまいります。また、リスク管理につきましては、事業範囲の拡大に対応した高度化を更に進めるとともに、今年度末に予定されておりますバーゼルⅡ(新BIS規制)導入を踏まえた体制強化を、グループ全体で推進してまいります。そして、これらの取り組みの有効性を一層厳格に検証するべく、内部監査体制を強化いたします。加えて、お客さまの視点や中長期的視点に立ったバランスの取れた業績評価を行いますとともに、従業員が一段と能力を発揮できる体制を作るべく、人材マネジメントの高度化も進めてまいります。

一方、財務基盤の一段の強化に向けましては、当社は、昨年10月に、公的資金の返済を完了いたしました。平成10年3月以来、公的資金に支えていただきましたことに、心より御礼申し上げます。当社は、今後も引き続き、資本の質・量両面での拡充を進めるとともに、中長期的な企業価値向上の観点から、戦略分野への経営資源の投入を一段と積極化してまいります。また、当社は、株主の皆さまへの利益還元を強化する観点から、当期の普通株式年間配当予想を、従来予想比3,000円、前期比4,000円増配の1株当たり7,000円に上方修正いたしましたが、今後も、適切な株主還元策を講じることを積極的に検討してまいります。

終わりに

金融ビジネスにおける競争は激しさを増しておりますが、今後も当社グループは、以上ご説明した取り組みにおいて着実な成果をお示しすることにより、お客さま、株主・市場、そして社会の皆さまのご期待に応えてまいりたいと考えております。今後ともなお一層のご理解、ご支援を賜りますよう何卒お願い申し上げます。

平成19年1月

株式会社三井住友フィナンシャルグループ
取締役社長
北山　禎介

グループ各社の紹介（平成18年9月末現在）

三井住友フィナンシャルグループは、銀行業務を中心に、クレジットカード業務、リース業務、情報サービス業務、証券業務などのさまざまな金融サービスにかかる事業を行っています。

SMFG 三井住友フィナンシャルグループ SUMITOMO MITSUI FINANCIAL GROUP

- 大和証券SMBC
- 大和住銀投信投資顧問
- SMFG企業再生債権回収
- 三井住友銀行
- 三井住友カード
- 三井住友銀リース
- 日本総合研究所
- SMBCフレンド証券

三井住友銀行

SMBC

www.smbc.co.jp

三井住友銀行は、平成13年4月にさくら銀行と住友銀行が合併して発足しました。平成14年12月、株式移転により持株会社　株式会社三井住友フィナンシャルグループ（SMFG）を設立し、その子会社となりました。

三井住友銀行は、国内有数の営業基盤、戦略実行のスピード、更には有力グループ会社群による金融サービス提供力に強みを持っています。SMFGの下、他の傘下グループ企業と一体となって、お客さまに質の高い複合金融サービスを提供していきます。

商　　号：株式会社三井住友銀行
事業内容：銀行業務
設立年月日：平成8年6月6日
本店所在地：東京都千代田区有楽町1-1-2
頭　　取：奥　正之
従業員数：16,686名（就業者数）

拠点数
国内　1,434カ所
（本支店454〈内被振込専用支店28〉、出張所150、代理店1、付随業務取扱所17、無人店舗812）
海外　34カ所
（支店17、出張所4、駐在員事務所13）
（注）国内拠点数は、コンビニエンスストアATMを除いています。



（単位：億円）

（連結）	平成16年3月期	平成17年3月期	平成18年3月期	平成18年9月期
経常収益	27,170	26,913	27,502	13,525
経常利益（△は経常損失）	2,821	△997	8,620	3,187
当期（中間）純利益（△は当期純損失）	3,016	△2,789	5,635	2,200
純資産額	27,221	26,339	35,982	44,970
総資産額	998,432	974,783	1,044,185	1,000,495

三井住友カード

www.smbc-card.com

三井住友カードは、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客さまに支持されてきました。三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客さまのニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。カード業界のリーディングカンパニーとして「最も使いやすくて最も役に立つマイ・メインカード」の提供に取り組んでいます。

商　　号：三井住友カード株式会社
事業内容：クレジットカード業務
設立年月日：昭和42年12月26日
本社所在地：［東京本社］東京都港区新橋5-2-10
［大阪本社］大阪市中央区今橋4-5-15
代表者：月原　紘一
従業員数：1,884名



（単位：億円）

	平成16年3月期	平成17年3月期	平成18年3月期	平成18年9月期
カード取扱高	32,584	35,987	41,813	22,740
営業収益	1,263	1,321	1,482	765
営業利益	185	231	258	77
会員数（千人）	12,758	13,462	14,067	14,597
加盟店数（千店）	2,892	3,089	3,434	3,600

三井住友銀リース

www.smbcleasing.co.jp

三井住友銀リースは、大型設備投資ニーズに応えるコーポレートリースを得意としており、省エネ貢献型設備のリース、店舗・工場・倉庫等の不動産リース、国内企業の海外進出に伴う設備のリース、インターネットを活用したネットリース・販売ネットリース等、多彩なサービスを織り交ぜたオーダーメイドの提案を展開しています。オートリース、レンタルおよびリース信託等の関連業務にも、グループを挙げて積極的に取り組んでいます。

平成19年10月には住商リース(株)と合併する予定であり、三井住友フィナンシャルグループが持つ財務ソリューション提供力を活かした銀行系リース会社の顧客基盤・ノウハウと、住友商事グループが持つ多様なバリューチェーンを活かした商社系リース会社の顧客基盤・ノウハウを結集・融合して、質・量の両面で本邦ナンバーワンのリース事業確立を目指します。



商　　号:三井住友銀リース株式会社
事業内容:リース業務
設立年月日:昭和43年9月2日
本社所在地:[東京本社]東京都港区西新橋3-9-4
[大阪本社]大阪市中央区南船場3-10-19
代　表　者:石田　浩二
従業員数:924名

(単位:億円)

	平成16年3月期	平成17年3月期	平成18年3月期	平成18年9月期
リース検収高	5,557	5,800	6,155	2,785
営業収益	5,530	5,891	6,197	3,195
営業利益	232	280	322	156

日本総研

The Japan Research Institute, Limited

www.jri.co.jp

日本総合研究所は、情報システム・コンサルティング・シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。金融をはじめとするさまざまな分野に対応した経営革新・IT関連のコンサルティングや戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っているほか、国内外の経済調査分析・政策提言等の情報発信、新事業の創出を行うインキュベーション活動等、多岐にわたる活動を展開しています。

平成18年7月、主として三井住友フィナンシャルグループ関連企業以外のお客さまに向けたITソリューション提供力の一層の強化を図るため、日本総合研究所を会社分割し、(株)日本総研ソリューションズを設立しました。三井住友フィナンシャルグループのシステム開発・運用で培ってきた豊富なノウハウをベースに、産業・金融・公共のあらゆるフィールドのより多くのお客さまにベストなITソリューションを提供していきます。



商　　号:株式会社日本総合研究所
事業内容:システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
設立年月日:平成14年11月1日
本社所在地:[東京本社]東京都千代田区一番町16
[大阪本社]大阪市西区新町1-5-8
代　表　者:木本　泰行
従業員数:2,924名(含(株)日本総研ソリューションズ)

(単位:億円)

	平成16年3月期	平成17年3月期	平成18年3月期	平成18年9月期*
営業収益	1,051	1,112	1,158	484
営業利益	76	63	52	6

※平成18年7月に分社した(株)日本総研ソリューションズの計数を含めて表示しています。

SMBCフレンド証券

www.smbc-friend.co.jp

SMBCフレンド証券は、平成15年4月に明光ナショナル証券とさくらフレンド証券が合併して発足しました。更に、平成16年4月に住友生命の関連会社である泉証券と合併し、平成18年9月、株式交換により三井住友フィナンシャルグループの100%出資会社となりました。

SMBCフレンド証券は、業界トップクラスの財務基盤と高い経営効率を誇るフルラインサービスの証券会社として、北海道から九州まで全国に店舗を展開しています。リテール向け事業を中核に、「リテールマーケットで日本を代表する質の高い証券会社」を目指し、お客さまのニーズに応じた質の高い商品・サービスの提供に努めています。



商　　号:SMBCフレンド証券株式会社
事業内容:証券業務
設立年月日:昭和23年3月2日
本社所在地:東京都中央区日本橋兜町7-12
代　表　者:玉置　勝彦
従業員数:1,902名

(単位:億円)

	平成16年3月期*	平成17年3月期	平成18年3月期	平成18年9月期
営業収益	483 83	523	685	269
営業利益	188 16	180	310	86

*SMBCフレンド証券(上段)、泉証券(下段)

□ 個人の皆さまへのサービス

SMFGでは、グループ各社が協働して個人のお客さまへのサービス向上に取り組んでいます。

三井住友銀行では、「One's next「ひとりひとり」のこれからを提案するサービス業へ」を個人ビジネスのブランドスローガンに掲げ、お客さまのニーズを原点とした「個人金融サービス業No.1」の実現に向けてさまざまな取り組みを行っています。

具体的には、商品・サービスの開発力、専門性の高い人材による相談力、ブロック制を核としたエリアマーケティング等を最大限に活用し、個人のお客さまに幅広く質の高い金融サービスを提供することに努めています。

その結果、平成18年度上期の実績は、個人年金販売額2,355億円、個人向け投資信託預り残高2兆9,634億円（平成18年9月末現在）、外債・仕組債販売額648億円、住宅ローン残高13兆5,838億円（平成18年9月末現在）とお客さまから高い評価をいただいています。

また、平成17年12月より新規取り扱いを開始しました一時払終身保険の販売実績については、平成18年9月までで380億円となりました。

コンサルティングビジネス

平成18年度上期には、投資信託・一時払終身保険で新商品導入を図る等、資産運用に関する商品についてラインナップの拡充を図りました。

ローンにつきましては、平成17年より取り扱いを開始していました「三大疾病保障付住宅ローン」の商品性を平成18年8月申込分より改定し、従来の三大疾病に関する保障に加え、高血圧症・糖尿病・慢性腎不全・肝硬変・慢性膵炎といった5つの慢性疾患に関する保障をプラスしました。

また、住宅ローンに関する相談アクセスポイントの増加・お客さまの利便性向上を目的として、平成18年8月から大和証券（株）による当行住宅ローンの紹介サービスを開始しました。

会員制サービスについては、まもなくセカンドライフを迎える50代後半のお客さまを主対象とした会員組織「One's next クラブ 50s」について、東日本旅客鉄道（株）の運営する「大人の休日倶楽部」とともに、各々の会員の皆さまへのコンテンツの相互提供を順次開始しました。

資産運用・ローン等のご相談に休日・平日夜間にもお応えする「SMBCコンサルティングプラザ」を平成18年9月現在で67拠点まで、またコンサルティング業務に特化した小型店舗「SMBCコンサルティングオフィス」を16拠点まで拡大しました。更に、平成18年11月には鎌ヶ谷出張所を移転と同時に支店へ昇格したほか、新たに3カ店の「SMBCコンサルティングオフィス」を開設するなど、今後ますますお客さまに身近で便利なコンサルティングネットワークの構築を目指して積極的な展開を図っていきます。


[三大疾病 保障付 住宅ローン]
3
5


退職金
専用
運用プラン
One's Life


One's Next クラブ 50s

決済ビジネス

三井住友カードが（株）NTTドコモとの戦略的提携に基づき平成17年12月より開始しました新クレジットサービス「三井住友カードiD」については、平成18年9月末の契約者数は約8万人であり、「iD」が使える加盟店も約55,000店舗に拡大しています。

今後も、総合カード会社としてのノウハウを最大限活用し、小額から高額までの決済インフラを構築し、お客さまへの更なるサービス向上を目指していきます。

リモートバンキング「One's ダイレクト」につきましては、常にお客さまのニーズに応えたサービスメニューの充実・利便性の向上に努めている結果、外部評価機関Gomez社によるインターネットバンキングの評価ランキングで5期連続1位を獲得しているほか、平成18年5月に発表されたモバイルバンキングの評価ランキングでも1位を獲得する等、高い評価を得ています。なお、「One's ダイレクト」の平成18年9月末の契約者数は約700万人となり、平成18年3月末比約40万人増加しています。

また、平成18年10月からはインターネット・モバイルでの、12月からは窓口・ATMでの振込手数料に関して一部引き下げを図るなど、商品・サービスともにお客さまのニーズにお応えできるよう努めています。

コンシューマー・ファイナンスビジネス

平成16年9月に締結した業務提携契約に基づき、平成17年4月より三井住友銀行、プロミス（株）、アットローン（株）の3社でコンシューマー・ファイナンス事業を開始しました。平成18年9月末現在ACM（自動契約機）を国内営業拠点に568台設置しており、3社合計の貸付残高は2,445億円になりました。


三井住友カード iD
100円でもケータイで
クレジットの時代はじまる。
http://www.smbc-card.com

Topics

◇バンクTVの設置

三井住友銀行では、個人のお客さまの住宅ローンや資産運用の相談ができる無人型コンサルティングデスク「バンクTV」の設置を拡大しています。

「バンクTV」は、コールセンターのコンサルタントとお客さま側の専用端末をインターネット回線で接続し、テレビ電話で画面に映った資料を確認しながら、支店窓口と同じように、住宅ローンや資産運用の相談が受けられる、新しい形態のコンサルティングデスクです。





「バンクTV」は、平成18年12月末現在で、取引先企業内やショッピングセンターの中など全7カ所に設置しており、今後も、順次設置を拡大していく予定です。

■法人の皆さまへのサービス

大企業・公開企業向けビジネスへの取り組み強化

SMFGでは、大企業・公開企業のお客さまの高度化・多様化する経営課題に対し、その解決のために最適なソリューションの提供を通じ、それぞれのお客さまの積極的な事業展開をサポートしています。三井住友銀行では、そうした機能を強化するため、平成18年4月にコーポレート・アドバイザリー本部（CA本部）を設置し、法人部門・企業金融部門の営業店の活動をサポートしています。

「チームアプローチ」イメージ図


経営課題の分析／戦略提案の実施
経営課題の分析
営業店
協働
CA本部
協働
調査セクション
チームアップ
営業店
協働
CA本部
協力要請（チームアップ）
調査セクション
審査セクション
国際部門
投資銀行部門
大和証券SMBC等
経営課題解決につながる戦略提案の実施
ソリューション提供
ソリューション提供
お客さまの経営課題解決・企業価値向上を実現

CA本部では業種別編成の特性を最大限に活用し、行内外の情報を集約・活用することで、お客さまに対する付加価値の高い提案を実施するとともに、プロジェクトごとに関係部署でチームを組成、また大和証券SMBC（株）とも協働することで、お客さまの「企業価値向上」のための高度な金融サービスの提供に努めています。

また、最近の大企業ではグローバルベースでの経営が一段と進んでいますが、なかでもクロスボーダーでのM&Aや連結ベースでの資金管理の高度化などが重要なテーマとなっており、大企業取引の推進には不可欠な分野と言えます。

SMFGでは、そうしたお客さまの動向を的確にとらえ、先進的なグローバル企業に対しては、三井住友銀行の内外各拠点およびSMFG各社が一体となって密接に連携する体制を構築しています。

例えば、グローバルベースでの高度な財務・資金管理を目指すお客さまに対しては、三井住友銀行の内外各拠点におけるノウハウを集約し、金融統括会社の設立や財務・資金管理システムの導入等に関する情報提供や提案活動を通じて、お客さまの効率的な財務管理体制構築の実現を強力にサポートしています。

SMFGは、今後、一層の高度化が予想される大企業のグローバルな事業活動を支え、お客さまとともに発展していくことを目指していきます。

中堅・中小企業向けビジネスへの取り組み強化

SMFGでは、三井住友銀行の法人部門を中心に中堅・中小企業のお客さまの事業発展のためのサービス提供に積極的に取り組んでいます。

お客さまのニーズの特に強い無担保貸出の分野で、第三者の保証が不要なビジネスセレクトローン（BSL）をいち早く開発し、中小企業向け融資を推進してきました。その結果BSLの利用社数累計は7万社、取扱額累計4.9兆円、残高1.8兆円（平成18年9月末現在）と中小企業の資金調達ニーズに幅広く応えることができました。今後は信用保証協会・地方自治体とのリスクシェア型商品の開発などお客さまの資金調達ニーズへの対応に加え、さまざまな情報提供や財務アドバイスを実施することにより、当行ならではの付加価値の提供に努めていきます。

特に平成18年4月に新設されたSME業務部内に成長事業グループ・事業承継グループを配置し、株式公開を志向する成長企業に対する各種支援業務や、最近関心やニーズが高まっている事業承継等の経営課題解決ニーズにお応えしていきます。

その他、環境関連ビジネスや中堅・中小企業のお客さまの関心が高い分野での取り組み強化にも努めていきます。

中堅・中小企業向け無担保貸出* — 合計


（兆円）
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
取組額
期末残高
平成14年度下期
平成15年度上期
平成15年度下期
平成16年度上期
平成16年度下期
平成17年度上期
平成17年度下期
平成18年度上期

*ビジネスセレクトローン、SMBC-クレセルローン、Nファンド、SMBC-CLO、Vファンド等

グローバル化する中堅・中小企業への取り組み強化

昨今では、中堅・中小企業でも事業活動のグローバル化が急速に進んでいます。大手メーカーによる海外生産の拡大を受け、自身も海外進出を図る中堅・中小のサプライヤー企業のほか、海外マーケットを相手に事業の拡大を目指し、積極的なグローバル化を進める中堅・中小企業も少なくありません。

三井住友銀行では、そうした中堅・中小企業のお客さまをきめ細かくサポートする体制を構築し、従来からの貿易決済に関する金融サービスに加え、海外進出にかかる各種情報の提供や進出後の現地での円滑な資金調達の実現をサポートしています。

特に中堅・中小企業で多く見られる、現地での財務・経理といった管理業務に関する負担軽減というニーズに対しては、EBシステムによる決済関連合理化のご提案や各種手続きを極力日本国内で完結させるファイナンス商品の開発などでお客さまの経営管理強化をサポートしていきます。

また、アジア地区の複数拠点には、日系の中堅・中小企業取引を専門的に対応する担当者を配置し、国内営業店および関係各部と現地でのお客さまのニーズに機動的にお応えできる体制も構築しています。

三井住友銀行では、こうしたお客さまに対するサポート活動を通じて、グローバル化する中堅・中小企業のクロスボーダーでのニーズを的確に把握し、引き続き、お客さまにとって価値あるサービスの提供に努めていきます。


外国為替取引の新スタンダード
法人向けインターネット外国為替サービス
Global e-Tradeサービス
i-Deal(インターネットディーリングシステム:アイディール)
三井住友銀行

Topics

◆無料情報提供サービスの開始

多様化するお客さまのニーズを的確に把握し、融資商品だけに留まらない付加価値のあるサービスを提供することによって、お客さまの満足度を高めていくことを目的として平成18年11月より無料情報提供サービス「ビジネス・インフォメーション・サービス」を開始しました。

本サービスは、ビジネスセレクトローンのお借入残高がある等一定の条件を満たしたお客さまに対して、SMBCコンサルティング(株)と協働して中堅・中小企業のお客さまの関心が高いと思われるテーマの各種情報や対応策などをFAXまたはEメールで無料配信するものです。

配信した情報について個別に相談を受け付ける窓口を用意しており、より詳細な資料の送付や電話相談等の対応を行っています。


「ビジネス・インフォメーション・サービス」のご案内
0120-16-2310
三井住友銀行

■ 投資銀行ビジネス

法人のお客さまの資金調達・運用ニーズや、M&A・リスクヘッジ・決済等に関する経営課題の高度化・多様化が進展しています。SMFGでは、三井住友銀行の投資銀行部門とグループ会社の力を結集して、お客さまの企業価値向上に資する最適なソリューションを提供しています。

この結果、三井住友銀行のストラクチャード・ファイナンス、シンジケーション業務、大和証券SMBC(株)の株式・社債の引受、M&Aアドバイザリー業務等は、投資銀行業務の主要な分野で本邦トップクラスの実績を挙げています。また、新商品開発・新規業務の立上げ等を積極的に行い、投資銀行業務のイノベーションを実現しています。

今後も、より付加価値のある質の高いサービスをスピーディーに提供することにより、お客さまの期待に応えていきます。

■ 投資銀行業務関連収益(三井住友銀行)*


証券仲介
不動産ファイナンス
ストラクチャード・ファイナンス
金銭債権流動化等
シンジケーション関連
(億円)
1,500
1,200
900
600
300
0
平成15年度
上期 通期
平成16年度
上期 通期
平成17年度
上期 通期
平成18年度
上期 通期計画

*行内管理ベース

Topics

◆シンセティックESOP

三井住友銀行は、米国の退職給付制度であるESOP(Employee Stock Ownership Plan)を参考に、シンセティックESOPという商品を開発しました。これは、証券化の仕組みを応用して、従業員持株会に対し長期的かつ安定的に株式の供給を行うとともに、従業員によるコーポレートガバナンスの強化を図る、本邦初の仕組みで、お客さまの高い評価を得ています。

◆メザニンファイナンス

お客さまの資本の再構成や、M&Aマーケットの拡大に伴う買収資金の調達などに際して、優先株・劣後ローン等のメザニンファイナンスに対するニーズが高まっています。三井住友銀行は、日本政策投資銀行との共同で組成したファンド等を通じて、メザニンファイナンスに積極的に取り組んでいます。

■ 国際ビジネス

SMFGではグローバルに事業展開する企業のお客さまに対して、三井住友銀行の海外拠点ネットワークをはじめ、グループ会社、提携他社と協働し、各地域の特徴に合わせた地理的制約にとらわれない高いレベルのサービスを提供しています。また、エマージング・マーケットにおけるビジネスチャンスにも戦略的かつ積極的に取り組んでいます。

アジア地域では、中国やベトナムといった成長市場へ進出しているお客さまへのきめ細かいサービス提供を図ります。米州地域では、世界最先端の金融市場でのノウハウ吸収とリレーションの拡大に努め、また欧州地域では、EUをはじめ、ロシア・中東欧・中近東等周辺成長市場にもビジネスを拡大しつつ、お客さまに満足していただけるサービス提供を目指します。



Topics

◆ネットワークの強化

欧州における有望なプロダクト市場であるイタリアにおける新たな拠点として、欧州三井住友銀行のミラノ支店を設置（平成18年10月）するなど、マーケットの特性に応じた新しい形での特定プロダクツ特化型の拠点展開によりネットワークを強化しています。平成19年3月にはドバイ支店の開設を予定するほか、中国天津市濱海（ビンハイ）新区、および江蘇省蘇州市蘇州工業園区への支行（出張所に該当）の開設に向け準備中です。

◆中国本部の設置

成長市場である中国大陸において、規制緩和·市場開放·制度変更等に、より迅速に対応できる体制を整備すべく、中国大陸全拠点を一体として所管する「中国本部」、「中国統括部」を設置しました。これにより、お客さまのニーズに対応した商品·サービスの提供によるお客さま満足度の向上、リスク管理·コンプライアンス体制の一層の強化を推進していきます。

◆海外進出支援

タイ最大の工業団地運営企業であるAMATA社との間で、タイおよびベトナムにおいて、同社が運営する工業団地への進出企業誘致に関する協力覚書を締結するなど、海外に進出する日系企業のお客さまへのサポート体制を強化しています。

■ 市場性取引ビジネス

SMFGは三井住友銀行の市場営業部門において、資金·為替·債券·デリバティブ等の取引を通じ、高度化·多様化するお客さまの市場性取引ニーズにお応えし、より付加価値の高いサービスの提供に努めています。市場営業部門では①お客さまからのオーダーフローの拡大、②ALM体制·トレーディングスキルの強化、③運用手段の多様化、の3点を軸に、適切なリスク管理のもと、内外のマーケット動向をタイムリーにとらえ、収益力の維持·強化に注力しています。

お客さまとの取引においては、今後も引き続き市場性取引ニーズに万全にお応えし、業界最高水準のサービスでフルサポートしていくことを目指します。

また、ALMとトレーディング業務を通じ、市場リスク、流動性リスクをコントロールしつつ、オルタナティブ（代替）投資等の運用手段を拡充·多様化、分散投資の推進や、各種裁定機会をとらえることによる収益の極大化を図っています。引き続き相場環境に応じた適正なリスクアロケーションを行い、安定的な収益確保を目指します。


お客さま
法人営業部・支店
市場営業部門
市場営業統括部
企画・調査
市場営業推進部
お客さま利便性追求によるサービス向上
お客さまとの取引
お客さま
オーダーフロー
市場営業部
お客さまオーダーフローやALMヘッジフロー等に基づく効率的なオペレーション
外国為替取引
デリバティブ取引
CD・CP取引
トレーディング
ALMオペレーション等
市場資金部
市場運用部
的確なALMオペレーションと流動性管理
預金取引
貸金取引
債券取引
オルタナティブ投資
ALM
資金・債券取引
インターバンク市場

Topics

◆お客さまのニーズに合わせたサービスの拡充

「i-Deal」（アイディール、インターネットを通じた為替予約等の締結システム）の機能向上を継続的に行い、お客さまの利便性向上を図っています。

また、M&A等の大口資本取引関連の為替リスクヘッジに対するサービスや、アセアン·香港·上海の各拠点でのアジアビジネスを推進し、お客さまの多様なニーズに的確にお応えしています。

◆分散投資の推進と適切なALM

金利·為替に加えオルタナティブ投資を推進し、運用手段の拡充·多様化を実現しています。また、相場環境に応じて適切にALMを行っています。

財務ハイライト

三井住友フィナンシャルグループ

■連結

（金額単位　百万円）

	平成16年度中間期	平成17年度中間期	平成18年度中間期	平成16年度	平成17年度
経常収益	1,778,173	1,757,879	1,825,751	3,580,796	3,705,136
経常利益（△は経常損失）	114,100	463,768	357,136	△30,293	963,554
中間（当期）純利益（△は当期純損失）	53,372	392,327	243,660	△234,201	686,841
純資産額	3,020,911	3,262,340	4,622,792	2,775,728	4,454,399
総資産額	101,054,242	102,233,832	102,551,964	99,731,858	107,010,575
リスク管理債権残高	2,868,696	1,788,499	1,148,036	2,227,445	1,243,160
貸倒引当金残高	1,222,391	1,037,217	978,999	1,273,560	1,035,468
有価証券の評価損益	484,076	897,653	1,387,933	696,339	1,373,337
1株当たり純資産額（円）	230,491.11	261,250.37	394,556.25	164,821.08	400,168.89
1株当たり中間（当期）純利益（△は1株当たり当期純損失）（円）	9,119.40	57,635.50	32,782.19	△44,388.07	94,733.62
潜在株式調整後1株当たり中間（当期）純利益（円）	5,245.69	44,223.65	27,514.41	—	75,642.93
自己資本比率（第一基準）（%）	10.93	11.00	10.07	9.94	12.39
従業員数（人）	42,339	41,490	41,936	40,683	40,681

（注）1. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、主として（中間）期末日前1カ月の平均時価に基づいて算出しております。詳細は15ページをご参照ください。
2. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。
3. 平成18年度中間期から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。
4. 平成18年度中間期から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、繰延ヘッジ損益を含めて算出しております。

■単体

（金額単位　百万円）

	平成16年度中間期	平成17年度中間期	平成18年度中間期	平成16年度	平成17年度
営業収益	205,265	16,206	321,340	258,866	55,482
経常利益	203,119	12,424	319,112	253,448	48,264
中間（当期）純利益	202,194	38,435	318,223	252,228	73,408
資本金	1,247,650	1,352,651	1,420,877	1,352,651	1,420,877
（発行済普通株式数）（株）	6,205,379	7,303,472	7,733,653	6,273,792	7,424,172
（発行済優先株式数）（株）	994,302	950,101	315,101	1,057,188	950,101
純資産額	3,328,039	3,312,686	3,252,213	3,319,615	3,935,426
総資産額	3,558,800	3,653,155	3,929,752	3,795,110	4,166,332
1株当たり純資産額（円）	279,738.68	268,549.24	349,036.81	257,487.78	330,206.27
1株当たり配当額					
（普通株式）（円）	—	—	—	3,000	3,000
（第一種優先株式）（円）	—	—	—	10,500	10,500
（第二種優先株式）（円）	—	—	—	28,500	28,500
（第三種優先株式）（円）	—	—	—	13,700	13,700
（第1回第四種優先株式）（円）	—	—	—	135,000	135,000
（第2回第四種優先株式）（円）	—	—	—	135,000	135,000
（第3回第四種優先株式）（円）	—	—	—	135,000	135,000
（第4回第四種優先株式）（円）	—	—	—	135,000	135,000
（第5回第四種優先株式）（円）	—	—	—	135,000	135,000
（第6回第四種優先株式）（円）	—	—	—	135,000	135,000
（第7回第四種優先株式）（円）	—	—	—	135,000	135,000
（第8回第四種優先株式）（円）	—	—	—	135,000	135,000
（第9回第四種優先株式）（円）	—	—	—	135,000	135,000
（第10回第四種優先株式）（円）	—	—	—	135,000	135,000
（第11回第四種優先株式）（円）	—	—	—	135,000	135,000
（第12回第四種優先株式）（円）	—	—	—	135,000	135,000
（第13回第四種優先株式）（円）	—	—	／	67,500	／
（第1回第六種優先株式）（円）	—	—	—	728	88,500
1株当たり中間（当期）純利益（円）	34,489.13	5,646.36	42,605.28	38,302.88	6,836.35
従業員数（人）	99	122	135	115	124

（注）1. 従業員は全員、三井住友銀行等からの出向者であります。
2. 平成18年度中間期から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。
3. 平成18年度中間期から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、繰延ヘッジ損益を含めて算出しております。

三井住友銀行

■連結

（金額単位　百万円）

	平成16年度中間期	平成17年度中間期	平成18年度中間期	平成16年度	平成17年度
経常収益	1,352,597	1,305,043	1,352,539	2,691,357	2,750,274
経常利益（△は経常損失）	81,471	422,928	318,765	△99,752	862,062
中間（当期）純利益（△は当期純損失）	31,379	310,772	220,078	△278,995	563,584
純資産額	2,695,749	3,080,642	4,497,004	2,633,912	3,598,294
総資産額	98,632,829	99,841,434	100,049,543	97,478,308	104,418,597
リスク管理債権残高	2,808,404	1,755,763	1,129,117	2,186,739	1,219,383
貸倒引当金残高	1,183,025	1,003,154	949,212	1,239,882	1,006,223
有価証券の評価損益	474,107	876,146	1,438,792	678,527	1,337,192
1株当たり純資産額（円）	28,901.73	32,069.28	54,445.50	23,977.62	41,444.83
1株当たり中間（当期）純利益（△は1株当たり当期純損失）（円）	571.79	5,628.61	3,963.89	△5,300.46	9,864.54
潜在株式調整後1株当たり中間（当期）純利益（円）	544.38	5,479.30	3,897.22	—	9,827.19
自己資本比率（国際統一基準）（%）	11.03	11.19	10.86	10.60	10.77
従業員数（人）	34,284	33,717	32,082	32,868	32,918

■単体

（金額単位　百万円）

	平成16年度中間期	平成17年度中間期	平成18年度中間期	平成16年度	平成17年度
経常収益	1,140,066	1,091,687	1,115,678	2,289,372	2,287,935
うち信託報酬	729	4,284	1,407	2,609	8,626
業務粗利益（A）	762,716	766,648	609,120	1,522,861	1,552,033
経費（除く臨時処理分）（B）	291,136	292,415	297,511	582,365	586,459
経費率（(B)/(A)×100）（%）	38.2	38.1	48.8	38.2	37.8
業務純益	821,314	498,568	311,609	1,291,972	810,593
業務純益（除く一般貸倒引当金繰入額）	471,580	474,233	311,609	940,495	965,573
経常利益（△は経常損失）	125,198	359,778	269,078	△71,680	720,933
中間（当期）純利益（△は当期純損失）	118,554	298,766	183,646	△136,854	519,520
純資産額	2,756,776	3,171,235	3,492,390	2,752,735	3,634,776
総資産額	92,742,940	93,293,761	93,149,162	91,129,776	97,443,428
預金残高	62,011,605	63,380,886	66,147,242	62,788,328	65,070,784
貸出金残高	50,723,607	50,949,158	53,902,477	50,067,586	51,857,559
有価証券残高	23,524,899	23,039,486	22,047,445	23,676,696	25,202,541
リスク管理債権残高	2,390,768	1,351,621	833,503	1,735,863	914,173
金融再生法に基づく開示債権残高	2,484,350	1,406,027	866,734	1,824,622	960,095
貸倒引当金残高	962,583	772,141	771,822	989,121	816,437
有価証券の評価損益	457,372	851,571	1,417,430	651,385	1,316,206
信託財産額	560,087	880,586	1,288,805	777,177	1,305,915
信託勘定貸出金残高	5,490	9,880	8,080	9,780	7,870
信託勘定有価証券残高	27,788	150,999	241,904	81,840	238,205
資本金	559,985	664,986	664,986	664,986	664,986
（発行済普通株式数）（千株）	55,212	55,212	56,202	55,212	55,212
（発行済優先株式数）（千株）	830	900	900	900	900
1株当たり純資産額（円）	30,007.03	33,710.06	54,933.11	26,129.71	42,105.57
1株当たり配当額					
（普通株式）（円）	—	—	—	683	5,714
（第一種優先株式）（円）	—	—	—	10,500	10,500
（第二種優先株式）（円）	—	—	—	28,500	28,500
（第三種優先株式）（円）	—	—	—	13,700	13,700
（第1回第六種優先株式）（円）	—	—	—	485	88,500
1株当たり中間（当期）純利益（△は1株当たり当期純損失）（円）	2,160.29	5,411.16	3,307.70	△2,718.23	9,066.46
潜在株式調整後1株当たり中間（当期）純利益（円）	2,057.29	5,267.66	3,252.19	—	9,050.63
自己資本比率（国際統一基準）（%）	11.35	12.00	11.48	11.32	11.35
自己資本利益率（ROE）（%）	14.65	36.07	13.53	—	26.57
従業員数（人）	17,658	16,806	16,686	16,338	16,050

（注）1. リスク管理債権及び金融再生法に基づく開示債権の定義については、103ページをご参照ください。
2. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、（中間）期末日前1カ月の平均時価に基づいて算出しております。詳細は19ページをご参照ください。
3. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員に含めておりません。
4. 平成18年度中間期から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。
5. 平成18年度中間期から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、繰延ヘッジ損益を含めて算出しております。

業績の概要と分析

連結決算の概要

平成18年度中間期の三井住友フィナンシャルグループ連結決算の概要は以下のとおりとなりました。

Ⅰ 業績

平成18年度中間連結決算は、連結子会社176社（国内126社・海外50社）、持分法適用会社61社（国内34社・海外27社）を対象としています。

平成18年度中間連結決算につきましては、円・ドル金利の上昇を踏まえた債券ポートフォリオの圧縮等に伴って、その他業務利益中の国債等債券損益が大幅減益となったことを主因として、連結粗利益が前年同期比1,361億円減少して8,858億円となりました。この連結粗利益に、営業経費、不良債権処理額、株式等損益などを加減した経常利益は、同1,066億円減益の3,571億円となりました。また、これに、特別損益及び法人税等を加減した中間純利益は、同1,486億円減益の2,436億円となりました。

■連結子会社・持分法適用会社数

（単位　社）

	平成17年度中間期末	平成18年度中間期末	平成17年度末
連結子会社数	166	176	162
持分法適用会社数	59	61	63

■損益の状況

（金額単位　百万円）

	平成17年度中間期	平成18年度中間期	平成17年度
連結粗利益	1,021,916	885,809	2,090,149
資金利益	553,715	559,615	1,161,607
信託報酬	4,285	1,416	8,631
役務取引等利益	278,707	283,394	619,591
特定取引利益	12,259	51,613	32,807
その他業務利益	172,948	△10,230	267,511
営業経費	△421,626	△432,705	△853,796
不良債権処理額　①	△176,525	△64,977	△333,571
貸出金償却	△42,681	△57,626	△69,355
個別貸倒引当金繰入額	△143,816	—	△45,047
一般貸倒引当金繰入額	39,495	—	△120,078
その他	△29,522	△7,350	△99,091
株式等損益	35,265	10,370	47,119
持分法による投資損益	14,081	△32,344	31,887
その他	△9,342	△9,016	△18,233
経常利益	**463,768**	**357,136**	**963,554**
特別損益	47,524	44,165	79,807
うち減損損失	△10,580	△2,006	△12,303
うち貸倒引当金戻入益　②	—	6,470	—
うち償却債権取立益　③	371	542	31,584
うち退職給付信託返還益	—	36,330	—
税金等調整前中間（当期）純利益	511,293	401,302	1,043,362
法人税、住民税及び事業税	△32,367	△42,273	△69,818
法人税等調整額	△60,672	△86,218	△226,901
少数株主利益	△25,925	△29,149	△59,800
中間（当期）純利益	**392,327**	**243,660**	**686,841**
与信関係費用　①+②+③	△176,525	△57,963	△301,987
＜参考＞連結業務純益（金額単位　億円）	5,796	4,264	12,254

（注）1. 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）
2. 平成18年度中間期及び平成17年度は償却債権取立益を与信関係費用に含めております。
3. 連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）＋持分法適用会社経常利益×持分割合－内部取引（配当等）

また、預金残高は、平成17年度末比1兆3,314億円増加して72兆1,655億円となり、譲渡性預金残高は、同2,162億円減少して2兆4,923億円となりました。

一方、貸出金残高は、同1兆9,172億円増加して59兆1,844億円、有価証券残高は、同3兆1,542億円減少して22兆3,516億円となりました。

純資産は、4兆6,227億円となりました。このうち株主資本は、2兆8,356億円、評価・換算差額等は、7,251億円となっております。

■資産・負債・純資産

（金額単位　百万円）

	平成17年度中間期末	平成18年度中間期末	平成17年度末
資産	102,233,832	102,551,964	107,010,575
うち有価証券	23,579,596	22,351,635	25,505,861
うち貸出金	56,095,034	59,184,457	57,267,203
負債	97,896,973	97,929,171	101,443,151
うち預金	69,242,541	72,165,553	70,834,125
うち譲渡性預金	2,529,775	2,492,353	2,708,643
少数株主持分	1,074,517		1,113,025
純資産	3,262,340	4,622,792	4,454,399

（注）平成18年度中間期末から、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。これに伴い、少数株主持分は純資産に含まれております。

II 有価証券の評価損益

平成18年度中間期末の有価証券の評価損益は、平成17年度末比291億円増加して1兆3,719億円の評価益となりました。このうち、純資産直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は、同146億円増加して1兆3,881億円の評価益となりました。

■有価証券の評価損益

（金額単位　百万円）

	平成18年度中間期末				平成17年度末		
	評価損益				評価損益		
		平成17年度末比	評価益	評価損		評価益	評価損
満期保有目的	△16,195	14,586	375	△16,571	△30,781	580	△31,361
その他有価証券	1,387,933	14,596	1,652,324	△264,391	1,373,337	1,771,170	△397,833
株式	1,598,922	△103,768	1,619,410	△20,487	1,702,690	1,722,129	△19,438
債券	△176,252	120,981	1,354	△177,607	△297,233	988	△298,222
その他	△34,736	△2,616	31,558	△66,295	△32,120	48,052	△80,172
その他の金銭の信託	217	8	236	△18	209	209	—
合計	1,371,955	29,190	1,652,936	△280,980	1,342,765	1,771,960	△429,195
株式	1,598,922	△103,768	1,619,410	△20,487	1,702,690	1,722,129	△19,438
債券	△192,670	135,618	1,508	△194,178	△328,288	1,294	△329,583
その他	△34,296	△2,660	32,017	△66,314	△31,636	48,535	△80,172

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2. 株式については主に（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、（中間）連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、平成17年度末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により費用に計上した額が3,193百万円ありますので、資本直入処理の対象となる額は、同額加算されます。

III 連結自己資本比率

平成18年度中間期末の連結自己資本比率（第一基準）は、10.07％となりました（詳細は56ページの「自己資本比率」をご参照ください）。

自己資本比率の分子となる自己資本は、公的資金の返済等により、平成17年度末比1兆2,494億円減少して6兆8,448億円となりました。また、分母となるリスク・アセットは、国内外の資金需要に対応した貸出金の増加等により、同2兆6,235億円増加して67兆9,458億円となりました。

■連結自己資本比率（第一基準）の状況

（金額単位　百万円）

	平成17年度中間期末	平成18年度中間期末	平成17年度末
Tier 1（基本的項目）	3,746,083	3,737,747	4,645,905
Tier 2（補完的項目）（うち自己資本への算入額）	3,746,083	3,737,747	4,067,736
控除項目	△548,006	△630,601	△619,279
自己資本　計	6,944,161	6,844,893	8,094,361
リスク・アセット	63,127,899	67,945,876	65,322,349
自己資本比率	11.00%	10.07%	12.39%

IV 繰延税金資産

繰延税金資産は、税引前利益の計上による回収に加え、その他有価証券の評価益が増加した影響等により、繰延税金負債と相殺後の純額で、平成17年度末比286億円減少して9,734億円となりました。

繰延税金資産の計上は、財務の健全性確保の観点から前期に引き続き保守的に行っております。

（金額単位　百万円）

	平成17年度中間期末	平成18年度中間期末	平成17年度末
繰延税金資産純額	1,367,233	973,448	1,002,125
繰延税金資産純額／Tier 1 比率	36.5%	26.0%	21.6%

単体決算の概要

平成18年度中間期の三井住友銀行単体決算の概要は以下のとおりとなりました。

I 業績

平成18年度中間期は、業務粗利益が前年同期比1,575億円減少の6,091億円、経費（除く臨時処理分）が同50億円増加の2,975億円となりました。これにより、業務純益（除く一般貸倒引当金繰入額）は、同1,626億円減少して3,116億円となりました。

この業務純益（除く一般貸倒引当金繰入額）に、不良債権処理額、株式等損益などの臨時的な損益を加えた後の経常利益は、同907億円減益の2,690億円となりました。

これに、特別損益、法人税等の税金を加減した中間純利益は、同1,151億円減益の1,836億円となりました。

II 損益の状況

業務粗利益

業務粗利益は前年同期比1,575億円減少して6,091億円となりました。これは、円・ドル金利の上昇を踏まえた債券ポートフォリオの圧縮等に伴って、その他業務利益中の国債等債券損益が同900億円減益となったことが主因であります。

経費

経費（除く臨時処理分）は、前年同期比50億円増加して2,975億円となりました。これは、重点分野への資源投入に伴い物件費が増加したことが主因であります。

業務純益

以上の結果、平成18年度中間期の業務純益（除く一般貸倒引当金繰入額）は、前年同期比1,626億円減少して3,116億円となりました。

■業務純益

（金額単位　百万円）

	平成17年度中間期	平成18年度中間期	平成17年度
資金利益	454,350	443,810	954,544
信託報酬	4,284	1,407	8,626
役務取引等利益	163,433	159,486	366,675
特定取引利益	3,570	40,125	11,937
その他業務利益	141,009	△35,709	210,248
業務粗利益	766,648	609,120	1,552,033
（除く国債等債券損益）	(738,282)	(670,813)	(1,562,354)
国内業務粗利益	626,576	540,056	1,266,488
国際業務粗利益	140,071	69,064	285,545
経費（除く臨時処理分）	△292,415	△297,511	△586,459
人件費	△98,888	△96,868	△192,359
物件費	△177,046	△183,893	△360,720
税金	△16,480	△16,749	△33,379
業務純益（除く一般貸倒引当金繰入額）	**474,233**	**311,609**	**965,573**
（除く国債等債券損益）	(445,867)	(373,301)	(975,894)
一般貸倒引当金繰入額	24,335	—	△154,980
業務純益	498,568	311,609	810,593

［参考］

■業務部門別業績

（金額単位　億円）

業務純益（除く一般貸倒引当金繰入額）	個人部門	法人部門	企業金融部門	国際部門	市場営業部門	本社管理	合計
平成18年度中間期	681	1,970	747	347	△88	△541	3,116
前年同期比	△38	△429	△92	+50	△1,234	+117	△1,626

（注）1. 前年同期比は金利影響・為替影響等を除いた行内管理ベースであります。
2.「本社管理」内訳：（1）優先証券コスト・劣後調達コスト、（2）自己資本運用益、（3）部門間の調整　等

臨時損益（不良債権処理等）

臨時損益は、前年同期比962億円改善して425億円の損失となりました。これは、不良債権処理額が同1,072億円減少したことが主な要因であります。なお、臨時損益に計上された不良債権処理額467億円に特別利益に計上された貸倒引当金の戻入益及び償却債権取立益を加えた与信関係費用は、332億円となりました。与信関係費用及び不良債権の開示額については、20ページ以降の「不良債権の現状」をご覧ください。

経常利益

以上の結果、経常利益は前年同期比907億円減益の2,690億円となりました。

特別損益

特別損益は、前年同期比339億円増益の292億円の利益となりました。

中間純利益

法人税、住民税及び事業税については、77億円となりました。また、税効果会計による法人税等調整額は1,069億円となりました。これらの結果、中間純利益は前年同期比1,151億円減益の1,836億円となりました。

■経常利益・中間（当期）純利益

（金額単位　百万円）

	平成17年度中間期	平成18年度中間期	平成17年度
業務純益（除く一般貸倒引当金繰入額）	**474,233**	**311,609**	**965,573**
一般貸倒引当金繰入額 ①	24,335	—	△154,980
うち不良債権処理額 ②	△153,994	△46,701	△106,560
株式等売却益	34,137	14,742	70,085
株式等売却損	△360	△97	△13,367
株式等償却	△8,833	△5,924	△31,257
うち株式等損益	24,942	8,720	25,460
臨時損益	△138,790	△42,531	△89,659
経常利益	**359,778**	**269,078**	**720,933**
うち動産不動産処分損益	665	—	1,457
うち固定資産処分損益	—	△864	—
うち減損損失	△5,288	△1,457	△6,300
うち貸倒引当金戻入益 ③	—	13,330	—
うち償却債権取立益 ④	12	137	30,605
うち退職給付信託返還益	—	36,330	—
うち子会社整理損	—	△18,203	—
特別損益	△4,662	29,272	25,739
法人税、住民税及び事業税	△5,081	△7,753	△13,512
法人税等調整額	△51,267	△106,951	△213,639
中間（当期）純利益	**298,766**	**183,646**	**519,520**
与信関係費用 ①+②+③+④	△129,659	△33,233	△230,935
一般貸倒引当金繰入額	24,335	19,549	△154,980
貸出金償却	△16,804	△39,937	△12,650
個別貸倒引当金繰入額	△122,647	△6,265	△15,825
貸出債権売却損等	△14,746	△6,764	△79,659
特定海外債権引当勘定繰入額	202	46	1,575
償却債権取立益	／	137	30,605

（注）平成18年度中間期及び平成17年度は償却債権取立益を与信関係費用に含めております。

III 資産・負債・純資産の状況

資産

銀行単体の総資産は、平成17年度末比4兆2,942億円減少して93兆1,491億円となりました。資産が減少したのは、国内外で貸出が増加したこと等により貸出金が同2兆449億円増加した一方で、金利上昇を踏まえたオペレーションにより有価証券が同3兆1,550億円減少したことに加え、量的緩和政策の解除に伴う日銀預け金の減少により現金預け金が2兆7,457億円減少したことが主な要因であります。

負債

負債は、平成17年度末比4兆1,518億円減少して、89兆6,567億円となりました。負債が減少したのは、海外を中心に預金が1兆764億円増加した一方で、資産の減少を踏まえて資金調達を減少させたことが主な要因であります。

純資産

純資産は、3兆4,923億円となりました。このうち、株主資本は、2兆7,103億円となりました。内訳は、資本金6,649億円、資本剰余金1兆3,675億円（うちその他資本剰余金7,025億円）、利益剰余金6,778億円となっております。

また、評価・換算差額等は、7,820億円となりました。内訳は、その他有価証券評価差額金8,416億円、繰延ヘッジ損益841億円のマイナス、土地再評価差額金245億円となっております。

■資産・負債・純資産

（金額単位　百万円）

	平成17年度中間期末	平成18年度中間期末	平成17年度末
資産	93,293,761	93,149,162	97,443,428
うち貸出金	50,949,158	53,902,477	51,857,559
うち有価証券	23,039,486	22,047,445	25,202,541
負債	90,122,526	89,656,772	93,808,652
うち預金	63,380,886	66,147,242	65,070,784
うち譲渡性預金	2,602,639	2,393,807	3,151,382
純資産	3,171,235	3,492,390	3,634,776

（注）平成18年度中間期末から、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。

IV 有価証券の評価損益

平成18年度中間期末の有価証券の評価損益は、平成17年度末比1,189億円減少して1兆4,342億円の評価益となりました。このうち、純資産直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は、債券の評価損益が改善したこと等により、同1,012億円増加して1兆4,176億円の評価益となりました。

■有価証券の評価損益

（金額単位　百万円）

	平成18年度中間期末				平成17年度末		
	評価損益	平成17年度末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△16,195	14,587	374	△16,570	△30,782	577	△31,359
子会社・関連会社株式	32,776	△234,799	103,063	△70,286	267,575	270,285	△2,710
その他有価証券	1,417,430	101,224	1,669,272	△251,841	1,316,206	1,695,589	△379,383
株式	1,622,075	△10,329	1,639,651	△17,575	1,632,404	1,649,881	△17,476
債券	△169,151	113,103	618	△169,770	△282,254	727	△282,981
その他	△35,493	△1,550	29,002	△64,495	△33,943	44,980	△78,924
その他の金銭の信託	217	8	236	△18	209	209	—
合計	1,434,229	△118,979	1,772,946	△338,716	1,553,208	1,966,661	△413,453
株式	1,654,852	△245,127	1,742,714	△87,862	1,899,979	1,920,166	△20,186
債券	△185,568	127,739	771	△186,340	△313,307	1,033	△314,341
その他	△35,053	△1,590	29,460	△64,514	△33,463	45,460	△78,924

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権も含めております。
2. 株式のうち子会社・関連会社株式に該当しないものについては（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、（中間）貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、平成17年度末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により費用に計上した額が3,193百万円ありますので、資本直入処理の対象となる額は、同額加算されます。

不良債権の現状

三井住友銀行は、平成18年度において「持続的成長」に向けた財務基盤の一段の強化に取り組んでおり、アセットクオリティは引き続き改善しています。

平成18年9月期のクレジットコストは332億円となり、前年同期比で965億円減少しました。

金融再生法に基づく不良債権残高は8,667億円、不良債権比率は1.5%となりました。今後も、不良債権処理の過程で蓄積したノウハウを、業務推進に積極的に活用し、企業再生・事業再編等、新たなビジネスへの取り組みを強化していきます。

I．自己査定と償却・引当について

1．自己査定について

三井住友銀行は、金融庁の金融検査マニュアルおよび日本公認会計士協会の実務指針等を踏まえた自己査定基準に基づき、厳格な自己査定を行っています。この自己査定手続きは、与信先の債務履行の確実性を示す指標である債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系は整合させています。

資産の健全性を確保し、適正な償却・引当を行うための準備作業である自己査定は、保有する資産を個別に検討してその安全性・確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の5つの債務者区分に分け、更に各取引先の担保・保証条件等を勘案して、債権回収の危険性または価値毀損の危険性の度合いに応じてⅠ～Ⅳの区分に分類しています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様に自己査定を実施しています。

債務者区分定義

正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的・形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的・形式的な経営破綻の事実が発生している債務者

分類定義

Ⅰ分類（非分類）	回収の危険性または価値の毀損の危険性に問題がない資産
Ⅱ分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
Ⅲ分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
Ⅳ分類	回収不能または無価値と判定される資産

2．償却・引当について

償却とは、債権が回収不能となった場合、または債権が回収不能と見込まれる場合に、その債権について会計上損失処理を行うことです。償却には、回収不能額をバランスシートの資産項目から引き落とし損失処理を行う「直接償却」と回収不能見込額を資産の控除項目の貸倒引当金に計上することにより損失処理を行う「間接償却」があり、この間接償却のことを一般的に引当処理と言っています。

三井住友銀行は自己査定に基づいて決定された債務者区分ごとに償却・引当基準を定めており、その手続きの概要は下記のとおりとなっています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様な償却・引当基準を採用しています。

償却・引当基準

正常先	格付ごとに過去の倒産確率に基づき今後1年間の予想損失額を一般貸倒引当金（注1）に計上
要注意先	貸倒リスクに応じてグループ分け*を行い、グループごとに過去の倒産確率に基づき、将来の予想損失額を一般貸倒引当金（注1）に計上。また、大口要管理先を主体としてDCF法的手法も導入。 *グループ分けは、「要管理先債権」と「その他の要注意先債権」に区分し、後者を更に財務内容や与信状況等を勘案して細分化。
破綻懸念先	個々の債務者ごとに分類されたⅢ分類（担保・保証等により回収が見込まれる部分以外）のうち必要額を算定し個別貸倒引当金（注2）を計上。なお、大口先で、かつ、合理的なキャッシュフローの見積りが可能な先を主体としてDCF法的手法も導入。
破綻先・実質破綻先	個々の債務者ごとに分類されたⅣ分類（回収不能または無価値と判定される部分）の全額を原則直接償却し、Ⅲ分類の全額について個別貸倒引当金（注2）を計上

（注1）一般貸倒引当金	貸金等債権を個別に特定せず、貸出債権一般に内在する回収不能リスクに対する引当を行うもの
（注2）個別貸倒引当金	その全部または一部につき回収の見込みがないと認められる債権（個別に評価する債権）に対する引当を行うもの

※ディスカウント・キャッシュフロー法的手法とは

三井住友銀行は要管理先・破綻懸念先の大口先を主体として、ディスカウント・キャッシュフロー（割引現在価値＝DCF）法的手法を採用しています。DCF法とは、債権の元本の回収および利息の受け取りにかかるキャッシュフローを合理的に見積もることができる債権について、「当該キャッシュフローを当初の約定利率、または取得当初の実効利子率で割り引いた金額」と「債権の帳簿価額」との差額に相当する金額を貸倒引当金として計上する方法のことを言います。このDCF法は、より個別性が高いという点において優れた手法である一方、その引当金額は、債務者の再建計画等に基づいた将来キャッシュフローの見積りのほか、割引率や倒産確率等、DCF法を採用するうえでの基礎数値に左右されることから、三井住友銀行では、その時点における最善の見積りを行うよう努めています。

Ⅱ．与信関係費用について

与信関係費用はクレジットコストとも言いますが、これは引当処理の場合は貸倒引当金の追加繰入額、最終処理の場合は回収不能額から既引当済みの金額を差し引いたものになります。

平成18年9月期の与信関係費用は下表のとおりとなっています。

■平成18年9月期の処理実績（三井住友銀行単体）

（単位：億円）

与信関係費用	332
一般貸倒引当金繰入額	△195
貸出金償却	399
個別貸倒引当金繰入額	62
貸出債権売却損等	67
特定海外債権引当勘定繰入額	△0
償却債権取立益	△1
貸倒引当金残高	7,719
部分直接償却（直接減額）実施額	5,370

■平成18年9月期の処理実績（三井住友フィナンシャルグループ連結）

（単位：億円）

与信関係費用（連結損益計算書ベース）	580
貸倒引当金残高	9,790
部分直接償却（直接減額）実施額	7,505

（注）平成18年3月期より償却債権取立益を与信関係費用に含めて表示しております。
また利益には△を付しております。

■引当金残高

（単位：億円）

	三井住友銀行単体	三井住友フィナンシャルグループ連結
貸倒引当金　合計	7,719	9,790
一般貸倒引当金	5,535	7,128
個別貸倒引当金	2,161	2,639
特定海外債権引当勘定	23	23

Ⅲ．不良債権の開示とオフバランス化の進捗について

1．不良債権開示の概念について

不良債権とは、銀行が保有する貸出金等の債権のうち、元本または利息の回収に懸念があるものを指します。不良債権の開示にあたっては、銀行法に基づくもの（リスク管理債権）と金融機能の再生のための緊急措置に関する法律に基づくもの（金融再生法開示債権）があり、自己査定に基づいて決定された債務者区分にしたがって開示区分が決定されます。金融再生法の開示区分概要およびリスク管理債権と金融再生法開示債権の相違点は下表のようになっています。

開示債権の区分の概要	
破産更生債権及びこれらに準ずる債権	自己査定において破綻先および実質破綻先として区分された債務者に対する債権額のうち、回収不能または無価値と判定された部分（Ⅳ分類額）を直接償却した残額です。このうち、Ⅲ分類額については全額引当をしていますので、これを除いた部分は、担保・保証等により回収が可能な債権となります。
危険債権	自己査定において破綻懸念先として区分された債務者に対する債権額です。担保・保証等により回収が見込まれる部分以外をⅢ分類とし、個別に必要な金額について個別貸倒引当金を計上しています。
要管理債権	自己査定における要注意先債権の一部で、3カ月以上延滞の状態にあるか、もしくは貸出条件の緩和を行っている債権です。
正常債権	期末時点の貸出金、貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返の合計額のうち、上記の「破産更生債権及びこれらに準ずる債権」「危険債権」および「要管理債権」に該当しない債権に相当します。

金融再生法に基づく開示債権とリスク管理債権の関係について


自己査定における債務者区分
金融再生法に基づく開示債権
リスク管理債権
貸出金
その他の債権
貸出金
その他の債権
破綻先
実質破綻先
破綻懸念先
要注意先
正常先
破産更生債権及びこれらに準ずる債権
危険債権
要管理債権
（正常債権）
破綻先債権
延滞債権
3カ月以上延滞債権
貸出条件緩和債権
©
Ⓐ
-
Ⓑ
=
©

リスク管理債権は、貸出金以外の貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返が開示対象に含まれないという点を除き、金融再生法に基づく開示債権と一致しています。なお、未収利息については、自己査定における債務者区分が「破綻先」「実質破綻先」「破綻懸念先」である場合、原則として「不計上」としていますので、金融再生法に基づく開示債権において開示される未収利息はありません。

2．不良債権開示額実績について

平成18年9月期の金融再生法開示債権とリスク管理債権は次頁のようになっています。三井住友銀行の平成18年9月末の金融再生法に基づく不良債権残高は、8,667億円となり、平成18年3月末の9,601億円から934億円減少しました。また、不良債権比率は、平成18年3月末比0.2％減少し、1.5％となっています。今後とも、企業再生への取り組みや債務者区分の改善の推進等を通じて、不良債権問題の再発防止に努めるとともに、与信ポートフォリオの健全性の更なる向上に引き続き積極的に取り組んでいきます。

■金融再生法に基づく開示債権

(単位：億円)

	三井住友銀行単体	平成18年3月末比	三井住友フィナンシャルグループ連結
破産更生債権及びこれらに準ずる債権	1,360	△285	2,175
危険債権	4,251	△483	5,156
要管理債権	3,056	△166	4,516
小計	8,667	△934	11,847
正常債権	584,421	＋24,572	629,787
合計	593,088	＋23,638	641,634
部分直接償却(直接減額)実施額	5,370		7,505

■リスク管理債権

(単位：億円)

	三井住友銀行単体	平成18年3月末比	三井住友フィナンシャルグループ連結
破綻先債権	421	＋12	648
延滞債権	4,858	△653	6,384
3カ月以上延滞債権	336	＋101	369
貸出条件緩和債権	2,720	△267	4,079
合計	8,335	△807	11,480
部分直接償却(直接減額)実施額	5,178		7,013

■自己査定、開示および償却・引当との関係(三井住友銀行単体)

(単位：億円)

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 1,360(①)	担保・保証等により回収可能部分 1,242(㋑)		全額引当 118	全額償却 (注1)	個別貸倒引当金 164 (注2)	100% (注3)
破綻懸念先	危険債権 4,251(②)	担保・保証等により回収可能部分 2,233(㋺)		必要額を引当 2,018		個別貸倒引当金 1,997 (注2)	98.9% (注3)
要注意先	要管理債権 3,056(③) (要管理先債権)	要管理債権中の保全部分 1,028(㋩)				一般貸倒引当金 要管理債権に対する一般貸倒引当金 919	46.1% (注3) 23.5% (注3)
		要管理先債権以外の要注意先債権					7.5% [16.9%] (注4)
正常先	正常債権 584,421	正常先債権				5,535	0.4% (注4)
				特定海外債権引当勘定		23	

総計 593,088(④)	不良債権比率(Ⓐ/④) 1.5%	
	貸倒引当金 計	7,719
	Ⓑ個別貸倒引当金+要管理債権に対する一般貸倒引当金	3,080
Ⓐ=①+②+③ 8,667	Ⓒ担保・保証等により回収可能部分 (㋑+㋺+㋩) 4,503	Ⓓ左記以外 (Ⓐ−Ⓒ) 4,164
	引当率(注5)(Ⓑ/Ⓓ)	74.0%
	保全率 ((Ⓑ+Ⓒ)/Ⓐ)	87.5%

(注1) 部分直接償却(直接減額)5,370億円を含みます。

(注2) 金融再生法開示対象外のオンバランス・オフバランス資産に対する引当が一部含まれています。
(破綻先・実質破綻先46億円、破綻懸念先58億円)

(注3) 「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」および「要注意先債権(要管理先債権を含む)」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

(注4) 「正常先債権」および「要管理先債権以外の要注意先債権」は、債権額に対する引当率を示しています。
ただし、「要管理先債権以外の要注意先債権」について、[ ]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

(注5) 担保・保証等により回収可能部分の金額を除いた額に対する引当率を示しています。

3. オフバランス化の進捗状況について

不良債権のオフバランス化とは不良債権の最終処理とも言い、売却や直接償却等の手続きにより銀行のバランスシートから不良債権を落とすことを指します。

三井住友銀行では、平成18年9月期において2,007億円のオフバランス化を実施しました。

■オフバランス化の実績（三井住友銀行単体）

（単位：億円）

	平成17年3月末 ①	平成17年度		平成18年3月末 ②	平成18年度上期		平成18年9月末 ③
		新規発生額	オフバランス化額		新規発生額	オフバランス化額	
破産更生等債権	4,483	705	△3,543	1,645	272	△557	1,360
危険債権	9,244	4,818	△9,328	4,734	967	△1,450	4,251
合計	13,727	5,523	△12,871	6,379	1,239	△2,007	5,611

	増減（②−①）	増減（③−②）
破産更生等債権	△2,838	△285
危険債権	△4,510	△483
合計	△7,348	△768

4. 開示債権の地域別構成と業種別構成について

■開示債権の地域別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権（除く正常債権）	（構成比）	リスク管理債権	（構成比）
国内	8,126	(93.8%)	7,833	(94.0%)
海外	541	(6.2%)	502	(6.0%)
アジア	412	(4.7%)	396	(4.7%)
インドネシア	10	(0.1%)	10	(0.1%)
香港	192	(2.2%)	192	(2.3%)
タイ	17	(0.2%)	4	(0.0%)
中国	30	(0.3%)	27	(0.3%)
その他	163	(1.9%)	163	(2.0%)
北米	127	(1.5%)	106	(1.3%)
中南米	—	(—)	—	(—)
西欧	2	(0.0%)	—	(—)
東欧	—	(—)	—	(—)
国内・海外　合計	8,667	(100.0%)	8,335	(100.0%)

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。
債務者所在国を基準に集計しています。

■開示債権の業種別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権（除く正常債権）	（構成比）	リスク管理債権	（構成比）
国内	8,126	(100.0%)	7,833	(100.0%)
製造業	648	(8.0%)	624	(8.0%)
農業、林業、漁業及び鉱業	32	(0.4%)	32	(0.4%)
建設業	388	(4.8%)	379	(4.8%)
運輸・情報通信・公益事業	924	(11.4%)	922	(11.8%)
卸売・小売業	833	(10.2%)	813	(10.4%)
金融・保険業	63	(0.8%)	52	(0.7%)
不動産業	2,460	(30.3%)	2,291	(29.2%)
各種サービス業	2,090	(25.7%)	2,052	(26.2%)
地方公共団体	—	(—)	—	(—)
その他	688	(8.4%)	668	(8.5%)
海外	541		502	
政府等	—		—	
金融機関	—		—	
商工業	541		502	
その他	—		—	
国内・海外　合計	8,667		8,335	

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。

財務データ

CONTENTS

三井住友フィナンシャルグループ

三井住友銀行

中間連結財務諸表

当社の中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書については、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。
以下の中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書は、上記の中間連結財務諸表に基づいて作成しております。

中間連結貸借対照表

（金額単位　百万円）

科目	平成17年度中間期末 平成17年9月30日現在	平成18年度中間期末 平成18年9月30日現在	平成17年度末 平成18年3月31日現在
（資産の部）			
現金預け金	5,076,696	4,010,986 ※8	7,107,469
コールローン及び買入手形	789,440	1,462,077	651,905
買現先勘定	138,675	110,257	117,474
債券貸借取引支払保証金	2,165,749	1,178,045	1,956,650
買入金銭債権	612,330	940,702 ※8	633,760
特定取引資産	3,627,610	3,404,589 ※8	4,078,025
金銭の信託	811	2,820	2,912
有価証券	23,579,596	22,351,635 ※1, 2, 8	25,505,861
貸出金	56,095,034	59,184,457 ※3, 4, 5, 6, 7, 8, 9	57,267,203
外国為替	892,413	929,490 ※7	947,744
その他資産	3,348,723	3,257,139 ※8	3,403,832
動産不動産	807,079	―	806,369
有形固定資産	―	706,702 ※10, 11, 12	―
無形固定資産	―	228,885	―
リース資産	1,005,761	991,699 ※11	999,915
繰延税金資産	1,414,656	1,023,325	1,051,609
連結調整勘定	9,408	―	6,612
支払承諾見返	3,707,061	3,748,150	3,508,695
貸倒引当金	△1,037,217	△978,999	△1,035,468
資産の部合計	**102,233,832**	**102,551,964**	**107,010,575**
（負債の部）			
預金	69,242,541	72,165,553 ※8	70,834,125
譲渡性預金	2,529,775	2,492,353	2,708,643
コールマネー及び売渡手形	6,137,278	2,562,041 ※8	8,016,410
売現先勘定	508,598	805,915 ※8	396,205
債券貸借取引受入担保金	3,651,048	3,141,635 ※8	2,747,125
コマーシャル・ペーパー	7,500	―	10,000
特定取引負債	1,786,166	1,932,323 ※8	2,908,158
借用金	2,087,187	3,061,744 ※7, 8, 13	2,133,707
外国為替	433,654	329,273	447,722
短期社債	460,500	405,100	383,900
社債	4,329,026	4,155,770 ※14	4,241,417
信託勘定借	42,260	50,733	318,597
その他負債	2,817,197	2,920,902 ※8	2,625,594
賞与引当金	22,018	22,868	25,300
退職給付引当金	35,893	33,864	36,786
日本国際博覧会出展引当金	284	―	―
特別法上の引当金	1,092	1,136	1,141
繰延税金負債	47,422	49,876	49,484
再評価に係る繰延税金負債	50,466	49,929 ※10	50,133
支払承諾	3,707,061	3,748,150 ※8	3,508,695
負債の部合計	**97,896,973**	**97,929,171**	**101,443,151**
少数株主持分	**1,074,517**	**―**	**1,113,025**

（次ページに続く）

（中間連結貸借対照表続き）

（金額単位　百万円）

科目	平成17年度中間期末 平成17年9月30日現在	平成18年度中間期末 平成18年9月30日現在	平成17年度末 平成18年3月31日現在
（資本の部）			
資本金	1,352,651	—	1,420,877
資本剰余金	974,349	—	1,229,225
利益剰余金	697,905	—	992,064
土地再評価差額金	37,839	—	38,173
その他有価証券評価差額金	533,070	—	819,927
為替換算調整勘定	△62,640	—	△41,475
自己株式	△270,834	—	△4,393
資本の部合計	**3,262,340**	**—**	**4,454,399**
負債、少数株主持分及び資本の部合計	**102,233,832**	**—**	**107,010,575**
（純資産の部）			
資本金	—	1,420,877	—
資本剰余金	—	276,570	—
利益剰余金	—	1,188,399	—
自己株式	—	△50,178	—
株主資本合計	—	2,835,668	—
その他有価証券評価差額金	—	823,213	—
繰延ヘッジ損益	—	△88,079	—
土地再評価差額金	—	37,948 ※10	—
為替換算調整勘定	—	△47,909	—
評価・換算差額等合計	—	725,173	—
新株予約権	—	4	—
少数株主持分	—	1,061,946	—
純資産の部合計	**—**	**4,622,792**	**—**
負債及び純資産の部合計	**—**	**102,551,964**	**—**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結損益計算書

（金額単位　百万円）

科目	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
経常収益	**1,757,879**	**1,825,751**	**3,705,136**
資金運用収益	769,316	909,808	1,662,600
（うち貸出金利息）	(588,151)	(651,018)	(1,214,142)
（うち有価証券利息配当金）	(120,932)	(157,718)	(317,352)
信託報酬	4,285	1,416	8,631
役務取引等収益	327,875	337,322	703,928
特定取引収益	12,448	54,496	32,807
その他業務収益	576,540	501,121	1,144,147
その他経常収益	67,412	21,586 ※1	153,021
経常費用	**1,294,111**	**1,468,614**	**2,741,582**
資金調達費用	215,601	350,193	500,993
（うち預金利息）	(114,236)	(199,933)	(266,648)
役務取引等費用	49,167	53,927	84,336
特定取引費用	189	2,883	—
その他業務費用	403,592	511,352	876,635
営業経費	421,626	432,705	853,796
その他経常費用	203,933	117,553 ※2	425,819
経常利益	**463,768**	**357,136**	**963,554**
特別利益	**61,397**	**48,284** ※3	**97,952**
特別損失	**13,872**	**4,118** ※4, 5	**18,144**
税金等調整前中間（当期）純利益	**511,293**	**401,302**	**1,043,362**
法人税、住民税及び事業税	**32,367**	**42,273**	**69,818**
法人税等調整額	**60,672**	**86,218**	**226,901**
少数株主利益	**25,925**	**29,149**	**59,800**
中間（当期）純利益	**392,327**	**243,660**	**686,841**

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友フィナンシャルグループ

中間連結財務諸表

中間連結剰余金計算書及び中間連結株主資本等変動計算書

中間連結剰余金計算書

（金額単位　百万円）

科目	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
（資本剰余金の部）		
資本剰余金期首残高	**974,346**	**974,346**
資本剰余金増加高	**2**	**254,878**
増資による新株の発行	—	68,225
自己株式処分差益	2	186,653
資本剰余金中間期末（期末）残高	**974,349**	**1,229,225**
（利益剰余金の部）		
利益剰余金期首残高	**329,963**	**329,963**
利益剰余金増加高	**412,337**	**706,506**
中間（当期）純利益	392,327	686,841
連結子会社の増加に伴う増加高	2	3
連結子会社の減少に伴う増加高	6	11
土地再評価差額金の取崩に伴う増加高	20,001	19,649
利益剰余金減少高	**44,396**	**44,405**
配当金	44,389	44,389
連結子会社の増加に伴う減少高	2	5
連結子会社の減少に伴う減少高	4	10
利益剰余金中間期末（期末）残高	**697,905**	**992,064**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結株主資本等変動計算書（平成18年度中間期 自 平成18年4月1日　至 平成18年9月30日）

（金額単位　百万円）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日残高	1,420,877	1,229,225	992,064	△4,393	3,637,773
中間連結会計期間中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△47,951		△47,951
中間純利益			243,660		243,660
自己株式の取得				△1,219,877	△1,219,877
自己株式の処分		15		56	71
自己株式の消却		△1,174,036		1,174,036	—
連結子会社の増加に伴う増加			391		391
連結子会社の減少に伴う増加			11		11
連結子会社の増加に伴う減少			△6		△6
連結子会社の減少に伴う減少			△2		△2
土地再評価差額金取崩			231		231
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計	—	△952,655	196,335	△45,785	△802,105
平成18年9月30日残高	1,420,877	276,570	1,188,399	△50,178	2,835,668

（金額単位　百万円）

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高	819,927	—	38,173	△41,475	816,625	—	1,113,025	5,567,424
中間連結会計期間中の変動額								
株式交換による増加								221,365
剰余金の配当								△47,951
中間純利益								243,660
自己株式の取得								△1,219,877
自己株式の処分								71
自己株式の消却								—
連結子会社の増加に伴う増加								391
連結子会社の減少に伴う増加								11
連結子会社の増加に伴う減少								△6
連結子会社の減少に伴う減少								△2
土地再評価差額金取崩								231
株主資本以外の項目の中間連結会計期間中の変動額（純額）	3,285	△88,079	△224	△6,434	△91,452	4	△51,078	△142,526
中間連結会計期間中の変動額合計	3,285	△88,079	△224	△6,434	△91,452	4	△51,078	△944,631
平成18年9月30日残高	823,213	△88,079	37,948	△47,909	725,173	4	1,061,946	4,622,792

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結キャッシュ・フロー計算書

(金額単位　百万円)

区分	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前中間(当期)純利益	511,293	401,302	1,043,362
動産不動産等減価償却費	40,218	—	82,671
固定資産減価償却費	—	38,389	—
リース資産減価償却費	166,592	167,651	336,871
減損損失	10,580	2,006	12,303
連結調整勘定償却額	3,469	—	6,270
のれん償却額	—	2,070	—
持分法による投資損益(△)	△14,081	32,344	△31,887
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)	△60,192	△5,121	△63,257
貸倒引当金の増加額	△238,154	△56,241	△241,530
賞与引当金の増加額	△1,857	△2,512	1,403
退職給付引当金の増加額	1,101	△3,200	1,993
日本国際博覧会出展引当金の増加額	53	—	△231
資金運用収益	△769,316	△909,808	△1,662,600
資金調達費用	215,601	350,193	500,993
有価証券関係損益(△)	△64,257	56,013	△27,853
金銭の信託の運用損益(△)	△13	△0	△13
為替差損益(△)	△62,513	△41,522	△175,815
動産不動産処分損益(△)	△275	—	△551
固定資産処分損益(△)	—	1,327	—
リース資産処分損益(△)	△666	△473	△3,235
特定取引資産の純増(△)減	163,674	628,566	△225,005
特定取引負債の純増減(△)	△347,755	△965,531	746,642
貸出金の純増(△)減	△1,213,748	△1,909,796	△2,311,499
預金の純増減(△)	688,527	1,332,022	2,210,634
譲渡性預金の純増減(△)	△186,912	△222,330	△8,026
借用金(劣後特約付借入金を除く)の純増減(△)	△13,469	934,051	90,612
有利息預け金の純増(△)減	55,542	410,829	175,960
コールローン等の純増(△)減	200,494	△981,573	342,387
債券貸借取引支払保証金の純増(△)減	△1,597,409	778,605	△1,388,310
コールマネー等の純増減(△)	1,262,966	△5,047,597	3,027,037
コマーシャル・ペーパーの純増減(△)	△366,600	△10,000	△364,100
債券貸借取引受入担保金の純増減(△)	△216,953	394,509	△1,120,876
外国為替(資産)の純増(△)減	6,635	18,596	△46,473
外国為替(負債)の純増減(△)	△45,233	△118,530	△31,381
短期社債(負債)の純増減(△)	459,500	21,200	382,900
普通社債の発行・償還による純増減(△)	△269,880	△95,170	△365,646
信託勘定借の純増減(△)	△8,196	△267,864	268,140
資金運用による収入	803,273	905,873	1,691,320
資金調達による支出	△208,281	△324,296	△509,760
その他	129,264	240,032	△104,996
小計	△966,978	△4,245,985	2,238,450
法人税等の支払額	14,248	△84,921	△30,096
営業活動によるキャッシュ・フロー	**△952,729**	**△4,330,906**	**2,208,354**

(次ページに続く)

(中間連結キャッシュ・フロー計算書続き)　　(金額単位　百万円)

区分	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
II 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△29,777,298	△18,563,216	△43,620,790
有価証券の売却による収入	24,077,266	11,389,367	33,089,259
有価証券の償還による収入	6,696,817	10,257,301	10,164,213
金銭の信託の増加による支出	△750	—	△2,851
金銭の信託の減少による収入	3,789	—	3,789
動産不動産の取得による支出	△13,389	—	△43,066
有形固定資産の取得による支出	—	△24,041	—
動産不動産の売却による収入	11,107	—	17,733
有形固定資産の売却による収入	—	3,545	—
無形固定資産の取得による支出	—	△23,957	—
無形固定資産の売却による収入	—	4	—
リース資産の取得による支出	△192,899	△180,717	△380,894
リース資産の売却による収入	28,661	21,565	55,186
子会社株式の一部売却による収入	54,937	3,468	54,937
投資活動によるキャッシュ・フロー	**888,242**	**2,883,317**	**△662,482**
III 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	33,000	10,000	103,000
劣後特約付借入金の返済による支出	△82,343	△15,000	△215,884
劣後特約付社債・新株予約権付社債の発行による収入	408,038	120,000	431,458
劣後特約付社債・新株予約権付社債の償還による支出	△162,800	△126,829	△198,800
株式等の発行による収入	—	—	136,451
配当金支払額	△44,355	△47,904	△44,373
少数株主からの払込みによる収入	48,025	30,740	59,640
少数株主への配当金支払額	△27,034	△30,883	△42,366
自己株式の取得による支出	△1,001	△1,174,922	△2,209
自己株式の売却による収入	26	—	—
自己株式の処分による収入	—	71	452,549
財務活動によるキャッシュ・フロー	**171,555**	**△1,234,728**	**679,464**
IV 現金及び現金同等物に係る換算差額	**1,794**	**1,279**	**3,840**
V 現金及び現金同等物の増加額 (△は現金及び現金同等物の減少額)	**108,861**	**△2,681,038**	**2,229,177**
VI 現金及び現金同等物の期首残高	**2,930,645**	**5,159,822**	**2,930,645**
VII 新規連結に伴う現金及び現金同等物の増加額	—	**0**	—
VIII 連結除外に伴う現金及び現金同等物の減少額	—	—	**△0**
IX 現金及び現金同等物の中間期末(期末)残高	**3,039,507**	**2,478,784** ※1	**5,159,822**

(注) 記載金額は、百万円未満を切り捨てて表示しております。

三井住友フィナンシャルグループ　中間連結財務諸表

中間連結財務諸表作成のための基本となる重要な事項（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

1. 連結の範囲に関する事項

(1) 連結子会社 176社

主要な会社名

株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
SMBCファイナンスサービス株式会社
SMBCフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、株式会社日本総研ソリューションズ他21社は新規設立等により、当中間連結会計期間から連結子会社としております。

住銀保証株式会社他1社は合併等により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・マホガニー有限会社他5社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。

(2) 非連結子会社

主要な会社名

SBCS Co., Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他118社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

(1) 持分法適用の非連結子会社 3社

主要な会社名

SBCS Co., Ltd.

(2) 持分法適用の関連会社 58社

主要な会社名

プロミス株式会社
大和証券エスエムビーシー株式会社
エヌ・アイ・エフSMBCベンチャーズ株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

NIFSMBC-V2006S1投資事業有限責任組合他2社は新規設立等により、当中間連結会計期間より持分法適用の関連会社としております。

また、SMFC Holdings (Cayman) Limited 他4社は清算等により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

(3) 持分法非適用の非連結子会社

子会社エス・ビー・エル・マーキュリー有限会社他118社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。

(4) 持分法非適用の関連会社

主要な会社名

Daiwa SB Investments (USA) Ltd.

持分法非適用の非連結子会社、関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の中間決算日等に関する事項

(1) 連結子会社の中間決算日は次のとおりであります。

12月末日	2社
3月末日	5社
4月末日	2社
5月末日	2社
6月末日	73社
7月末日	1社
8月末日	5社
9月末日	86社

当中間連結会計期間より、海外連結子会社1社において、中間決算日を従来の6月末日から9月末日に変更しているため、中間連結財務諸表上、同社の損益は平成18年1月1日から平成18年9月30日までの9カ月となっております。なお、当該変更による中間連結財務諸表への影響は軽微であります。

(2) 3月末日、5月末日を中間決算日とする連結子会社は、9月末日現在、12月末日を中間決算日とする連結子会社は、6月末日現在、4月末日を中間決算日とする連結子会社については、7月末日及び9月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。

なお、平成18年8月に設立された6月末日を中間決算日とする連結子会社については、9月末日現在で実施した仮決算に基づく財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

(2) 有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。

(3) **デリバティブ取引の評価基準及び評価方法**
デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。
なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) **減価償却の方法**
①有形固定資産及びリース資産
当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建物　　7年～50年
動産　　2年～20年

その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
②無形固定資産
無形固定資産の減価償却は、定額法により償却しております。
なお、自社利用のソフトウェアについては、当社及び国内連結子会社で定める利用可能期間(主として5年)に基づいて償却しております。

(5) **貸倒引当金の計上基準**
主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は750,546百万円であります。

(6) **賞与引当金の計上基準**
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

(7) **退職給付引当金の計上基準**
退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。
過去勤務債務：
その発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により損益処理
数理計算上の差異：
各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

(8) **特別法上の引当金の計上基準**
特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,118百万円であり、次のとおり計上しております。
①金融先物取引責任準備金
金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。
②証券取引責任準備金
国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

(9) **外貨建資産・負債の換算基準**
連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。
また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

(10) **リース取引の処理方法**
当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(11) **リース取引等に関する収益及び費用の計上基準**
①リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
②割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(12) **重要なヘッジ会計の方法**
・金利リスク・ヘッジ
連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。
小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。
相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。
個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円(税効果額控除前)、繰延ヘッジ利益の総額は44,682百万円(同前)であります。

・**為替変動リスク・ヘッジ**

連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・**連結会社間取引等**

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

(13) **消費税等の会計処理**

当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

(14) **税効果会計に関する事項**

中間連結会計期間に係る納付税額及び法人税等調整額は、当社及び国内連結子会社の決算期において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。

5. のれんの償却に関する事項

SMBCフレンド証券株式会社に係るのれんは20年間の均等償却、三井住友銀リース株式会社に係るのれんは5年間の均等償却、その他ののれんは発生年度に全額償却しております。

6. 中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【中間連結財務諸表作成のための基本となる重要な事項の変更】

(貸借対照表の純資産の部の表示に関する会計基準)

「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号 平成17年12月9日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号 平成17年12月9日)が当中間連結会計期間から適用されることになったことから、以下のとおり表示を変更しております。

(1) 「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。
なお、当中間連結会計期間末における従来の「資本の部」の合計に相当する金額は3,648,921百万円であります。

(2) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。

(3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。

(投資事業組合に関する実務対応報告)

「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」(企業会計基準実務対応報告第20号 平成18年9月8日)が公表日以後終了する中間連結会計期間に係る中間連結財務諸表から適用されることになったことに伴い、当中間連結会計期間から同実務対応報告を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

(ストック・オプション等に関する会計基準)

「ストック・オプション等に関する会計基準」(企業会計基準第8号 平成17年12月27日)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準適用指針第11号 平成18年5月31日)を当中間連結会計期間から適用しております。この変更による中間連結貸借対照表等に与える影響は軽微であります。

(企業結合に係る会計基準等)

「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会 平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第7号 平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号 平成17年12月27日)が平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から各会計基準及び同適用指針を適用しております。

(金融商品に関する会計基準)

「金融商品に係る会計基準」(企業会計審議会 平成11年1月22日)が平成18年8月11日付で一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって中間連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円「社債」は2,400百万円、それぞれ減少しております。

なお、平成18年3月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準実務対応報告第19号 平成18年8月11日)の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。

【表示方法の変更】

「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」(内閣府令第60号　平成18年4月28日)により改正され、平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から以下のとおり表示を変更しております。

(中間連結貸借対照表関係)

(1) 「動産不動産」は、「有形固定資産」「無形固定資産」又は「その他資産」に区分して表示しております。

(2) 「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。

(3) 資産の部に独立掲記していた「連結調整勘定」は、「無形固定資産」に含めて表示しております。

(中間連結損益計算書関係)

連結調整勘定償却は、従来、「経常費用」中「その他経常費用」で処理しておりましたが、当中間連結会計期間からは無形固定資産償却として「経常費用」中「営業経費」に含めております。

(中間連結キャッシュ・フロー計算書関係)

(1) 「連結調整勘定償却額」は「のれん償却額」に含めて表示しております。

(2) 「動産不動産等減価償却費」は、中間連結貸借対照表の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「固定資産減価償却費」として表示しております。「動産不動産処分損益(△)」は、「固定資産処分損益(△)」等として表示しております。
また、「動産不動産の取得による支出」は「有形固定資産の取得による支出」等として、「動産不動産の売却による収入」は「有形固定資産の売却による収入」等として表示しております。

(3) 営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたソフトウェアの取得による支出並びに売却による収入は、中間連結貸借対照表の「その他資産」に含めて表示しておりましたソフトウェアが「無形固定資産」に含めて表示されたことに伴い、「無形固定資産の取得による支出」並びに「無形固定資産の売却による収入」に含めて表示しております。

(中間連結キャッシュ・フロー計算書関係)

前中間連結会計期間における財務活動によるキャッシュ・フローの「自己株式の売却による収入」(当中間連結会計期間42百万円)は、当中間連結会計期間より「自己株式の処分による収入」に含めて表示しております。

注記事項 (平成18年度中間期 自 平成18年4月1日　至 平成18年9月30日)

(中間連結貸借対照表関係)

※1. 有価証券には、非連結子会社及び関連会社の株式489,178百万円及び出資金948百万円を含んでおります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計34,361百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は857,892百万円、当中間連結会計期間末に当該処分をせずに所有しているものは185,462百万円であります。

※3. 貸出金のうち、破綻先債権額は64,857百万円、延滞債権額は638,385百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は36,865百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は407,927百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,148,036百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は885,675百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	103,547百万円
特定取引資産	53,278百万円
有価証券	5,842,395百万円
貸出金	557,311百万円
その他資産(延払資産等)	1,936百万円
担保資産に対応する債務	
預金	16,352百万円
コールマネー及び売渡手形	1,340,000百万円
売現先勘定	791,883百万円
債券貸借取引受入担保金	3,003,162百万円
特定取引負債	139,666百万円
借用金	930,197百万円
その他負債	26,247百万円
支払承諾	167,064百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,108百万円、買入金銭債権38,898百万円、特定取引資産848,721百万円、有価証券4,092,185百万円及び貸出金1,621,611百万円を差し入れております。
また、その他資産のうち保証金は87,964百万円、先物取引差入証拠金は4,737百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、39,240,098百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,373,534百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
再評価を行った年月日
連結子会社である三井住友銀行
平成10年3月31日及び平成14年3月31日
その他の一部の連結子会社
平成11年3月31日、平成14年3月31日
同法律第3条第3項に定める再評価の方法
連結子会社である三井住友銀行
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。
※11. 有形固定資産の減価償却累計額は561,404百万円、リース資産の減価償却累計額は1,583,375百万円であります。
※12. 有形固定資産の圧縮記帳額　64,987百万円
(当中間連結会計期間圧縮記帳額　—百万円)
※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金617,500百万円が含まれております。
※14. 社債には、劣後特約付社債2,138,556百万円が含まれております。

(中間連結損益計算書関係)

※1. その他経常収益には、株式等売却益17,987百万円を含んでおります。
※2. その他経常費用には、貸出金償却57,626百万円、株式等償却7,051百万円、延滞債権等を売却したことによる損失5,545百万円及び持分法による投資損失32,344百万円を含んでおります。
※3. 特別利益には、退職給付信託返還益36,330百万円、貸倒引当金戻入益6,470百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。
※4. 特別損失には、固定資産処分損2,037百万円及び減損損失2,006百万円を含んでおります。
※5. 当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

(金額単位　百万円)

地域	主な用途	種類	減損損失額
首都圏	遊休資産27物件	土地、建物等	873
近畿圏	営業用店舗13カ店	土地、建物等	349
	遊休資産18物件		410
その他	遊休資産12物件	土地、建物等	373

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。
当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

(中間連結株主資本等変動計算書関係)

※1. 発行済株式の種類及び総数並びに
自己株式の種類及び株式数に関する事項

(単位　株)

	前連結会計年度末株式数	当中間連結会計期間増加株式数	当中間連結会計期間減少株式数	当中間連結会計期間末株式数
発行済株式				
普通株式(注)1	7,424,172.77	309,481	—	7,733,653.77
第一種優先株式(注)2	35,000	—	35,000	—
第二種優先株式(注)3	100,000	—	100,000	—
第三種優先株式(注)4	695,000	—	500,000	195,000
第1回第四種優先株式	4,175	—	—	4,175
第2回第四種優先株式	4,175	—	—	4,175
第3回第四種優先株式	4,175	—	—	4,175
第4回第四種優先株式	4,175	—	—	4,175
第5回第四種優先株式	4,175	—	—	4,175
第6回第四種優先株式	4,175	—	—	4,175
第7回第四種優先株式	4,175	—	—	4,175
第8回第四種優先株式	4,175	—	—	4,175
第9回第四種優先株式	4,175	—	—	4,175
第10回第四種優先株式	4,175	—	—	4,175
第11回第四種優先株式	4,175	—	—	4,175
第12回第四種優先株式	4,175	—	—	4,175
第1回第六種優先株式	70,001	—	—	70,001
合計	8,374,273.77	309,481	635,000	8,048,754.77
自己株式				
普通株式(注)5	6,307.15	109,907.81	77.62	116,137.34
第一種優先株式(注)2	—	35,000	35,000	—
第二種優先株式(注)3	—	100,000	100,000	—
第三種優先株式(注)4	—	500,000	500,000	—
合計	6,307.15	744,907.81	635,077.62	116,137.34

(注) 1. 普通株式の発行済株式総数の増加309,481株は、第三種優先株式に係る取得請求権の行使による増加60,466株、SMBCフレンド証券株式会社の完全子会社化に係る株式交換による普通株式の増加249,015株であります。
2. 第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また、第一種優先株式の発行済株式総数の減少35,000株及び自己株式の減少35,000株は、平成18年5月17日に、自己株式の消却を実施したことによるものであります。
3. 第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また、第二種優先株式の発行済株式総数の減少100,000株及び自己株式の減少100,000株は、平成18年5月17日及び同年9月6日に、自己株式の消却を実施したことによるものであります。

4. 第三種優先株式の自己株式の増加500,000株は、平成18年9月29日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得450,000株及び第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また、第三種優先株式の発行済株式総数の減少500,000株及び自己株式の減少500,000株は、平成18年9月29日に、自己株式の消却を実施したことによるものであります。
5. 普通株式の自己株式の増加109,907.81株は、端株の買取りによる増加702.81株、SMBCフレンド証券株式会社の完全子会社化に係る株式交換により連結子会社及び持分法適用関連会社が保有している三井住友フィナンシャルグループ株式109,205株であります。また、普通株式の自己株式の減少77.62株は、端株の売渡し及びストック・オプションの権利行使によるものであります。

※2.　新株予約権に関する事項

（単位　株、百万円）

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数				当中間連結会計期間末残高
			前連結会計年度末	当中間連結会計期間 増加	当中間連結会計期間 減少	当中間連結会計期間末	
当社	ストック・オプションとしての新株予約権	—	—	—	—	—	—
連結子会社	—	—					4
合計							4

※3.　配当に関する事項

株式の種類	配当金の総額(百万円)	1株当たりの金額(円)
普通株式	22,253	3,000
第一種優先株式	367	10,500
第二種優先株式	2,850	28,500
第三種優先株式	9,521	13,700
第1回第四種優先株式	563	135,000
第2回第四種優先株式	563	135,000
第3回第四種優先株式	563	135,000
第4回第四種優先株式	563	135,000
第5回第四種優先株式	563	135,000
第6回第四種優先株式	563	135,000
第7回第四種優先株式	563	135,000
第8回第四種優先株式	563	135,000
第9回第四種優先株式	563	135,000
第10回第四種優先株式	563	135,000
第11回第四種優先株式	563	135,000
第12回第四種優先株式	563	135,000
第1回第六種優先株式	6,195	88,500

※決議：平成18年6月29日 定時株主総会
基準日：平成18年3月31日
効力発生日：平成18年6月29日

（中間連結キャッシュ・フロー計算書関係）

※1.　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

（金額単位　百万円）

	平成18年9月30日現在
現金預け金勘定	4,010,986
有利息預け金	△1,532,202
現金及び現金同等物	2,478,784

※2.　重要な非資金取引の内容
SMBCフレンド証券株式会社を完全子会社とする株式交換を行い、当社普通株式を交付したことから、資本剰余金が221,365百万円増加しております。

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	10,528	278	10,806
減価償却累計額相当額	3,775	172	3,948
中間連結会計期間末残高相当額	6,752	105	6,858

・未経過リース料中間連結会計期間末残高相当額

（金額単位　百万円）

1年内	1年超	合計
2,679	4,292	6,971

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　1,256百万円
減価償却費相当額　1,166百万円
支払利息相当額　106百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

（金額単位　百万円）

	動産	その他	合計
取得価額	1,825,326	679,721	2,505,048
減価償却累計額	1,186,645	378,023	1,564,668
中間連結会計期間末残高	638,681	301,698	940,379

・未経過リース料中間連結会計期間末残高相当額

（金額単位　百万円）

1年内	1年超	合計
305,531	649,941	955,472

このうち転貸リースに係る貸手側の未経過リース料中間連結会計期間末残高相当額は4,577百万円（うち1年以内1,785百万円）であります。なお借手側の未経過リース料中間連結会計期間末残高相当額は概ね同額であり、上記の(1)借手側の未経過リース料中間連結会計期間末残高相当額に含まれております。

・受取リース料、減価償却費及び受取利息相当額
受取リース料　202,388百万円
減価償却費　162,851百万円
受取利息相当額　27,193百万円

・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
19,046	83,714	102,760

(2) 貸手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
14,873	38,086	52,960

なお、上記1.、2.に記載した貸手側の未経過リース料のうち51,157百万円を借用金等の担保に提供しております。

(ストック・オプション等関係)

ストック・オプションに係る当中間連結会計期間における費用計上額及び科目名

営業経費　4百万円

(企業結合等関係)

(共通支配下の取引等関係)

1. 結合当事企業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要

(1) 結合当事企業の名称及びその事業の内容

SMBCフレンド証券株式会社(事業の内容：証券業)

(2) 企業結合の法的形式

株式交換

(3) 結合後企業の名称

株式会社三井住友フィナンシャルグループ

(4) 取引の目的を含む取引の概要

わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当社は、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

2. 実施した会計処理の概要

「企業結合に係る会計基準　三　企業結合に係る会計基準　4　共通支配下の取引等の会計処理 (2) 少数株主との取引」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたしました。

3. 子会社株式の追加取得に関する事項

(1) 取得原価及びその内訳

当社普通株式	221,365百万円
取得に直接要した支出額	160百万円
取得原価	221,525百万円

(2) 株式種類別の交換比率及びその算定方法並びに交付株式数及びその評価額

①株式の種類及び交換比率

普通株式　当社　1株：SMBCフレンド証券株式会社　0.0008株

②交換比率の算定方法

当社はゴールドマン・サックス証券会社を、SMBCフレンド証券株式会社はメリルリンチ日本証券株式会社を株式交換比率算定に関するそれぞれの財務アドバイザーに任命し、その分析結果、その他の様々な要因を総合的に勘案した上で協議を行い決定いたしました。

③交付株式数及びその評価額

249,015株　221,525百万円

(3) 発生したのれんの金額、発生原因、償却方法及び償却期間

①のれんの金額

99,995百万円

②発生原因

追加取得したSMBCフレンド証券株式会社の普通株式の取得原価と減少する少数株主持分の金額の差額をのれんとして処理しております。

③償却方法及び償却期間

20年間で均等償却

(1株当たり情報)

(金額単位　円)

1株当たり純資産額	394,556.25
1株当たり中間純利益	32,782.19
潜在株式調整後1株当たり中間純利益	27,514.41

(注) 1. 「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号　平成14年9月25日)が平成18年1月31日付で改正され、会社法施行日以後終了する中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用し、1株当たり純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ1株当たり純資産額は11,562円77銭減少しております。

2. 1株当たり中間純利益及び潜在株式調整後1株当たり中間純利益の算定上の基礎は、次のとおりであります。

1株当たり中間純利益	
中間純利益	243,660百万円
普通株主に帰属しない金額	—百万円
(うち優先配当額)	—百万円
普通株式に係る中間純利益	243,660百万円
普通株式の中間期中平均株式数	7,432千株
潜在株式調整後1株当たり中間純利益	
中間純利益調整額	△8百万円
(うち優先配当額)	—百万円
(うち連結子会社及び持分法適用関連会社発行の新株予約権)	△8百万円
普通株式増加数	1,422千株
(うち優先株式)	1,422千株
(うち新株予約権)	0千株
希薄化効果を有しないため、潜在株式調整後1株当たり中間純利益の算定に含めなかった潜在株式の概要	—

3. 1株当たり純資産額の算定上の基礎は、次のとおりであります。

純資産の部の合計額	4,622,792百万円
純資産の部の合計額から控除する金額	1,617,254百万円
(うち優先株式)	555,303百万円
(うち新株予約権)	4百万円
(うち少数株主持分)	1,061,946百万円
普通株式に係る中間期末の純資産額	3,005,538百万円
1株当たり純資産額の算定に用いられた中間期末の普通株式の数	7,617千株

(重要な後発事象)

1. 当社は、平成18年10月5日開催の取締役会において、株式会社整理回収機構が保有しております第三種優先株式に関し、次のとおり自己の株式の取得及び消却を決議し、平成18年10月11日に実施いたしました。なお、本優先株式の取得は、会社法第155条第3号及び第156条第1項の規定に基づく自己の株式の取得枠の範囲内で行うものであります。
   第三種優先株式
   (1) 取得・消却株式の総数　195,000株
   (2) 取得価額の総額　222,241,500,000円
2. 当社は、平成18年10月13日開催の取締役会において、自己の株式の取得枠設定等を決議し、当該決議に基づき平成18年10月17日に自己の株式の取得を実施しております。
   (1) 自己の株式の取得枠設定等に関する取締役会の決議内容
      ① 平成18年6月29日付定時株主総会決議等に基づく自己の株式の取得
         (イ) 取得する株式の種類　当社普通株式
         (ロ) 取得する株式の数　60,466株(上限)
         (ハ) 株式を取得するのと引換えに交付する金銭の総額　79,639,200,000円(上限)
         (ニ) 取得期間　平成18年10月16日から平成18年12月29日まで
      ② 当社定款第8条の規定に基づく自己の株式の取得枠
         (イ) 取得する株式の種類　当社普通株式
         (ロ) 取得する株式の数　6,700株(上限)
         (ハ) 株式を取得するのと引換えに交付する金銭の総額　10,000,000,000円(上限)
         (ニ) 取得期間　平成18年10月16日から平成18年12月29日まで
   (2) 自己の株式の取得
      ①取得した株式の種類　当社普通株式
      ②取得した株式の数　60,466株
      ③取得価額(総額)　1,270,000円(総額76,791,820,000円)
      ④取得方法　東京証券取引所のToSTNeT-2(終値取引)による買付け

   なお、株式会社整理回収機構が当社普通株式60,466株(同機構が保有していた当社発行の第三種優先株式50,000株(取得請求総額50,000百万円)の平成18年9月29日付取得請求権行使により、当社が同機構宛に交付した当社普通株式の全部)を、平成18年10月17日に76,791,820,000円にて売却したことが、預金保険機構から公表されております。
3. 当社、三井住友銀リース株式会社及び三井住友銀オートリース株式会社は、平成18年10月13日に住友商事株式会社、住商リース株式会社及び住商オートリース株式会社との間でリース事業及びオートリース事業の戦略的共同事業化について基本合意いたしました。この基本合意に基づき、平成19年10月1日を目処に、三井住友銀リース株式会社と住商リース株式会社は合併する予定であり、合併新会社は当社の連結子会社(当社の議決権の所有割合55%)となる見込みであります。なお、本合併は「企業結合に係る会計基準」上の取得に該当し、本合併に伴って当社は連結財務諸表上、のれんを認識する予定でありますが、その金額は現時点では未定であります。また、三井住友銀オートリース株式会社と住商オートリース株式会社につきましても、平成19年10月1日を目処に合併する予定であります。
4. 当社は、平成18年12月4日開催の取締役会において、今後の成長戦略を支えるための自己資本増強策として、海外特別目的子会社による優先出資証券を発行することとし、係る優先出資証券の発行を目的とする100%出資子会社を英国領ケイマン諸島に設立することを決議いたしました。決議された発行予定の優先出資証券の概要は次のとおりであります。

発行体	SMFG Preferred Capital USD 1 Limited	SMFG Preferred Capital GBP 1 Limited
	英国領ケイマン諸島に新たに設立する、当社が議決権を100%保有する海外特別目的子会社	
証券の種類	米ドル建配当非累積的永久優先出資証券	英ポンド建配当非累積的永久優先出資証券
	当社普通株式への交換権は付与されません。	
発行総額	未定	未定
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用する予定	
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位	
発行形態	米国市場における適格機関投資家向け私募及びユーロ市場における募集	
上場	シンガポール証券取引所(予定)	

(注) 関係法令に基づく必要な届出、許認可の効力発生を前提としております。

有価証券関係（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

有価証券の範囲等

※1. 中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

※2.「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

(1) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	平成18年9月末		
	中間連結貸借対照表計上額	時価	差額
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,928	375,829	△4,099
その他	9,917	10,139	222
合計	1,236,826	1,220,630	△16,195

（注）時価は、当中間連結会計期間末日における市場価格等に基づいております。

(2) その他有価証券で時価のあるもの

（金額単位 百万円）

	平成18年9月末		
	取得原価	中間連結貸借対照表計上額	評価差額
株式	1,970,424	3,569,347	1,598,922
債券	9,328,374	9,152,122	△176,252
国債	7,874,690	7,719,254	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,904	4,141,168	△34,736
合計	15,474,703	16,862,637	1,387,933

（注）1. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は1,247百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(3) 時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額

（金額単位 百万円）

	平成18年9月末
満期保有目的の債券	
非上場外国証券	26
その他	8,267
その他有価証券	
非上場株式（店頭売買株式を除く）	421,099
非上場債券	2,729,834
非上場外国証券	475,506
その他	409,421

有価証券関係（平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日）

有価証券の範囲等

※1. 中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の売掛債権等の信託受益権も含めて記載しております。

※2.「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	平成17年9月末	
	中間連結貸借対照表計上額	前中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	1,589,914	△1,296

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	平成17年9月末				
	中間連結貸借対照表計上額	時価	差額	うち益	うち損
国債	659,835	653,970	△5,865	948	6,813
地方債	58,545	57,397	△1,148	—	1,148
社債	69,747	68,907	△840	—	840
その他	27,678	28,120	441	441	—
合計	815,806	808,394	△7,411	1,390	8,802

（注）1. 時価は、前中間連結会計期間末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	平成17年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,904,528	2,897,259	992,730	1,031,519	38,788
債券	12,400,547	12,317,414	△83,132	4,822	87,955
国債	10,723,139	10,649,794	△73,345	1,207	74,552
地方債	540,423	534,633	△5,790	939	6,729
社債	1,136,983	1,132,986	△3,997	2,676	6,673
その他	3,878,943	3,866,998	△11,944	34,002	45,947
合計	18,184,018	19,081,672	897,653	1,070,345	172,691

（注）1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。
2. 中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。前中間連結会計期間におけるこの減損処理額は212百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

(5) 当該中間連結会計期間中に売却したその他有価証券

（金額単位 百万円）

	平成17年度中間期		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	24,077,266	88,639	13,991

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位 百万円）

	平成17年9月末
満期保有目的の債券	
非上場外国証券	2,531
その他	5,271
その他有価証券	
非上場株式（店頭売買株式を除く）	417,028
非上場債券	2,264,800
非上場外国証券	425,527
その他	267,941

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	平成17年9月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,338,479	7,357,651	2,618,161	3,056,053
国債	1,968,207	4,729,637	1,621,591	2,990,192
地方債	26,564	277,662	288,476	475
社債	343,707	2,350,350	708,093	65,385
その他	453,001	2,087,818	565,488	802,079
合計	2,791,480	9,445,469	3,183,649	3,858,132

金銭の信託関係
（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

(1) 満期保有目的の金銭の信託
該当ありません。

(2) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）
（金額単位 百万円）

	平成18年9月末		
	取得原価	中間連結貸借対照表計上額	評価差額
その他の金銭の信託	2,602	2,820	217

（注）中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

その他有価証券評価差額金
（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位 百万円）

	平成18年9月末
評価差額	1,388,146
その他有価証券	1,387,928
その他の金銭の信託	217
（△）繰延税金負債	563,620
その他有価証券評価差額金（持分相当額調整前）	824,525
（△）少数株主持分相当額	7,123
（+）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	5,811
その他有価証券評価差額金	823,213

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

金銭の信託関係
（平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日）

(1) 運用目的の金銭の信託
該当ありません。

(2) 満期保有目的の金銭の信託
該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）
（金額単位 百万円）

	平成17年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	602	811	209	209	—

（注）1. 中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金
（平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位 百万円）

	平成17年9月末
評価差額	898,836
その他有価証券	898,626
その他の金銭の信託	209
（△）繰延税金負債	364,380
その他有価証券評価差額金（持分相当額調整前）	534,455
（△）少数株主持分相当額	10,029
（+）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	8,645
その他有価証券評価差額金	533,070

（注）1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。
2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

デリバティブ取引関係（平成18年度中間期 自 平成18年4月1日　至 平成18年9月30日）

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	金利先物	104,551,884	△951	△951
店頭	金利先渡契約	10,103,047	△516	△516
	金利スワップ	430,354,032	95,199	95,199
	金利スワップション	5,418,113	23,650	23,650
	キャップ	24,281,152	△23,902	△23,902
	フロアー	4,672,579	1,316	1,316
	その他	4,316,614	22,838	22,838
合計			117,634	117,634

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△183百万円(損失)であります。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	20,049,596	90,413	45,307
	通貨スワップション	2,100,318	8,382	8,382
	為替予約	48,858,917	△54,204	△54,204
	通貨オプション	7,624,342	△61,336	△61,336
合計			△16,745	△61,851

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は74百万円(利益)であります。

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	90,675	△20	△20
店頭	有価証券店頭オプション	183,359	0	0
合計			△20	△20

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	債券先物	1,861,839	△542	△542
店頭	債券先渡契約	68,993	1,693	1,693
	債券店頭オプション	104,000	△12	△12
合計			1,137	1,137

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	商品先物	14,496	△268	△268
店頭	商品スワップ	560,099	90,463	90,463
	商品オプション	43,822	5,768	5,768
合計			95,963	95,963

(注) 1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	1,321,566	1,118	1,118
	その他	175	△0	△0
合計			1,117	1,117

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

デリバティブ取引関係（平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日）

(1) 金利関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	金利先物	116,138,624	△6,184	△6,184
	金利オプション	1,082,176	20	20
店頭	金利先渡契約	6,215,118	111	111
	金利スワップ	411,106,356	151,231	151,231
	金利スワップション	5,201,157	17,173	17,173
	キャップ	24,906,956	△4,840	△4,840
	フロアー	726,587	650	650
	その他	930,361	5,305	5,305
合計			163,467	163,467

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△243百万円（損失）であります。

(2) 通貨関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	19,821,747	158,980	110,433
	通貨スワップション	2,271,416	13,409	13,409
	為替予約	45,519,103	△64,545	△64,545
	通貨オプション	5,989,932	△20,629	△20,629
	その他	—	—	—
合計			87,214	38,668

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△347百万円（損失）であります。

(3) 株式関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	148,101	23	23
	株式指数オプション	1,370	2	2
店頭	有価証券店頭オプション	37,365	152	152
	有価証券 店頭指数等スワップ	—	—	—
合計			178	178

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	債券先物	1,141,471	△4,279	△4,279
	債券先物オプション	51,012	40	40
店頭	債券先渡契約	269,191	1,393	1,393
	債券店頭オプション	1,131,734	3,265	3,265
合計			420	420

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	商品スワップ	356,081	12,781	12,781
	商品オプション	10,240	△117	△117
合計			12,664	12,664

（注）1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	192,332	871	871
	その他	1,944	△4	△4
合計			866	866

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(1)事業の種類別セグメント情報

(平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日)　　(金額単位 百万円)

	平成18年度中間期					
	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ経常収益						
(1) 外部顧客に対する経常収益	1,227,836	390,901	207,013	1,825,751	—	1,825,751
(2) セグメント間の内部経常収益	22,937	9,729	101,444	134,111	(134,111)	—
計	1,250,773	400,631	308,458	1,959,863	(134,111)	1,825,751
経常費用	933,478	379,804	273,075	1,586,359	(117,744)	1,468,614
経常利益	317,295	20,826	35,382	373,504	(16,367)	357,136
Ⅱ資産	98,861,856	2,129,021	5,520,465	106,511,343	(3,959,378)	102,551,964

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業…………………リース業
(3) その他事業……………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

(平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日)　　(金額単位 百万円)

	平成17年度中間期					
	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ経常収益						
(1) 外部顧客に対する経常収益	1,183,343	367,078	207,456	1,757,879	—	1,757,879
(2) セグメント間の内部経常収益	20,798	9,443	97,699	127,940	(127,940)	—
計	1,204,141	376,522	305,155	1,885,819	(127,940)	1,757,879
経常費用	824,108	355,085	228,575	1,407,770	(113,658)	1,294,111
経常利益	380,033	21,436	76,579	478,049	(14,281)	463,768
Ⅱ資産	98,700,582	1,978,895	5,307,905	105,987,384	(3,753,552)	102,233,832

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業…………………リース業
(3) その他事業……………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

(2) 所在地別セグメント情報

(平成18年度中間期　自 平成18年4月1日　至 平成18年9月30日)　(金額単位　百万円)

	平成18年度中間期						
	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,532,565	119,112	81,932	92,141	1,825,751	—	1,825,751
(2) セグメント間の内部経常収益	45,146	21,838	2,909	27,607	97,501	(97,501)	—
計	1,577,711	140,951	84,841	119,748	1,923,253	(97,501)	1,825,751
経常費用	1,290,105	101,982	68,373	95,788	1,556,249	(87,634)	1,468,614
経常利益	287,606	38,968	16,468	23,960	367,003	(9,867)	357,136

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

(平成17年度中間期　自 平成17年4月1日　至 平成17年9月30日)　(金額単位　百万円)

	平成17年度中間期						
	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,579,894	77,007	46,224	54,752	1,757,879	—	1,757,879
(2) セグメント間の内部経常収益	29,904	20,784	1,724	16,207	68,621	(68,621)	—
計	1,609,798	97,792	47,949	70,960	1,826,501	(68,621)	1,757,879
経常費用	1,208,124	68,063	40,756	38,992	1,355,936	(61,825)	1,294,111
経常利益	401,674	29,728	7,192	31,968	470,564	(6,795)	463,768

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

(3) 海外経常収益

(金額単位　百万円)

	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日
海外経常収益	177,984	293,186
連結経常収益	1,757,879	1,825,751
海外経常収益の連結経常収益に占める割合	10.1%	16.1%

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

中間財務諸表

当社の中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書については、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。
以下の中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書は、上記の中間財務諸表に基づいて作成しております。

中間貸借対照表

（金額単位　百万円）

科目	平成17年度中間期末 平成17年9月30日現在	平成18年度中間期末 平成18年9月30日現在	平成17年度末 平成18年3月31日現在
（資産の部）			
流動資産			
現金及び預金	54,252	18,458	561,862
その他	10,923	63,436	17,509
流動資産合計	65,176	81,894	579,372
固定資産			
有形固定資産	2	9 ※1	1
無形固定資産	34	26	28
投資その他の資産	3,587,489	3,847,671	3,586,627
関係会社株式	3,586,045	3,847,651	3,586,045
その他	1,443	20	582
固定資産合計	3,587,526	3,847,707	3,586,657
繰延資産	**452**	**150**	**301**
資産合計	**3,653,155**	**3,929,752**	**4,166,332**
（負債の部）			
流動負債			
短期借入金	340,000	620,000	230,000
賞与引当金	61	76	70
その他	407	57,463	835
流動負債合計	340,469	677,539	230,905
負債合計	**340,469**	**677,539**	**230,905**
（資本の部）			
資本金	**1,352,651**	**—**	**1,420,877**
資本剰余金			
資本準備金	1,352,764	—	1,420,989
その他資本剰余金	499,532	—	684,406
資本剰余金合計	1,852,296	—	2,105,396
利益剰余金			
任意積立金	30,420	—	30,420
中間（当期）未処分利益	348,152	—	383,126
利益剰余金合計	378,572	—	413,546
自己株式	**△270,834**	**—**	**△4,393**
資本合計	**3,312,686**	**—**	**3,935,426**
負債・資本合計	**3,653,155**	**—**	**4,166,332**
（純資産の部）			
株主資本			
資本金	—	1,420,877	—
資本剰余金			
資本準備金	—	642,355	—
その他資本剰余金	—	510,385	—
資本剰余金合計	—	1,152,740	—
利益剰余金			
その他利益剰余金			
別途積立金	—	30,420	—
繰越利益剰余金	—	653,398	—
利益剰余金合計	—	683,818	—
自己株式	—	△5,223	—
株主資本合計	—	3,252,213	—
純資産合計	**—**	**3,252,213**	**—**
負債・純資産合計	**—**	**3,929,752**	**—**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間損益計算書

（金額単位　百万円）

科目	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
営業収益	**16,206**	**321,340**	**55,482**
関係会社受取配当金	12,039	317,486	46,432
関係会社受入手数料	4,155	3,854	9,038
関係会社貸付金利息	11	—	11
営業費用	**1,737**	**1,567**	**3,196**
販売費及び一般管理費	1,737	1,567 ※1	3,196
営業利益	**14,468**	**319,772**	**52,285**
営業外収益	**66**	**219** ※2	**138**
営業外費用	**2,111**	**880** ※3	**4,159**
経常利益	**12,424**	**319,112**	**48,264**
特別利益	**27,579**	—	**27,579**
税引前中間(当期)純利益	**40,004**	**319,112**	**75,844**
法人税、住民税及び事業税	**1**	**345**	**3**
法人税等調整額	**1,567**	**542**	**2,431**
中間(当期)純利益	**38,435**	**318,223**	**73,408**
前期繰越利益	**309,717**	—	**309,717**
中間(当期)未処分利益	**348,152**	—	**383,126**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間株主資本等変動計算書（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

（金額単位　百万円）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成18年3月31日残高	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	△4,393	3,935,426	3,935,426
中間会計期間中の変動額										
資本準備金の取崩		△1,000,000	1,000,000	—					—	—
株式交換による増加		221,365		221,365					221,365	221,365
剰余金の配当						△47,951	△47,951		△47,951	△47,951
中間純利益						318,223	318,223		318,223	318,223
自己株式の取得								△1,174,922	△1,174,922	△1,174,922
自己株式の処分			15	15				56	71	71
自己株式の消却			△1,174,036	△1,174,036				1,174,036	—	—
中間会計期間中の変動額合計	—	△778,634	△174,021	△952,655	—	270,272	270,272	△830	△683,213	△683,213
平成18年9月30日残高	1,420,877	642,355	510,385	1,152,740	30,420	653,398	683,818	△5,223	3,252,213	3,252,213

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間財務諸表作成のための基本となる重要な事項（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

1. 有価証券の評価基準及び評価方法

(1) 子会社株式及び関連会社株式
移動平均法による原価法により行っております。

(2) その他有価証券
時価のないものについては、移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法

(1) 有形固定資産
定率法（ただし、建物については定額法）を採用しております。

(2) 無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

4. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

5. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

【中間財務諸表作成のための基本となる重要な事項の変更】

（貸借対照表の純資産の部の表示に関する会計基準）

「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）が当中間会計期間から適用されることになったことから、以下のとおり表示を変更しております。

(1) 「資本の部」は「純資産の部」としております。なお、当中間会計期間末における従来の「資本の部」の合計に相当する金額は3,252,213百万円であります。

(2) 「利益剰余金」に内訳表示していた「任意積立金」及び「中間未処分利益」は、「その他利益剰余金」の「別途積立金」及び「繰越利益剰余金」として表示しております。

（ストック・オプション等に関する会計基準）

「ストック・オプション等に関する会計基準」（企業会計基準第8号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 平成18年5月31日）を当中間会計期間から適用しております。この変更による当中間会計期間の損益に与える影響はありません。

（企業結合に係る会計基準等）

「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会 平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第7号 平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 平成17年12月27日）を当中間会計期間から適用しております。

注記事項（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

（中間貸借対照表関係）

※1. 有形固定資産の減価償却累計額　2百万円

※2. 偶発債務

株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して95,475百万円の保証を行っております。

（中間損益計算書関係）

※1. 減価償却実施額

有形固定資産　0百万円

無形固定資産　6百万円

※2. 営業外収益のうち主要なもの

受取利息　208百万円

※3. 営業外費用のうち主要なもの

支払利息　550百万円

支払手数料　179百万円

創立費償却　150百万円

（中間株主資本等変動計算書関係）

※1. 自己株式の種類及び株式数に関する事項

（単位　株）

	前事業年度末株式数	当中間会計期間増加株式数	当中間会計期間減少株式数	当中間会計期間末株式数
自己株式				
普通株式(注)1 (注)2	6,307.15	702.81	77.62	6,932.34
第一種優先株式(注)3	—	35,000	35,000	—
第二種優先株式(注)4	—	100,000	100,000	—
第三種優先株式(注)5	—	500,000	500,000	—
合計	6,307.15	635,702.81	635,077.62	6,932.34

（注）1. 普通株式の自己株式の増加702.81株は、端株の買取りによるものであります。

2. 普通株式の自己株式の減少77.62株は、端株の売渡し及びストックオプションの権利行使によるものであります。

3. 第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第一種優先株式の自己株式の減少35,000株は、平成18年5月17日に、自己株式の消却を実施したことによるものであります。

4. 第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第二種優先株式の自己株式の減少100,000株は、平成18年5月17日及び同年9月6日に、自己株式の消却を実施したことによるものであります。

5. 第三種優先株式の自己株式の増加500,000株は、平成18年9月29日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得450,000株及び第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また第三種優先株式の自己株式の減少500,000株は、平成18年9月29日に、自己株式の消却を実施したことによるものであります。

（リース取引関係）

記載対象の取引はありません。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるものはありません。

（企業結合等関係）

（共通支配下の取引等関係）

「三井住友フィナンシャルグループ　中間連結財務諸表　注記事項（企業結合等関係）」に記載しております。

（重要な後発事象）

1. 当社は、平成18年10月5日開催の取締役会において、株式会社整理回収機構が保有しております第三種優先株式に関し、次のとおり自己の株式の取得及び消却を決議し、平成18年10月11日に実施いたしました。なお、本優先株式の取得は、会社法第155条第3号及び第156条第1項の規定に基づく自己の株式の取得枠の範囲内で行うものであります。

第三種優先株式

(1) 取得・消却株式の総数　195,000株

(2) 取得価額の総額　222,241,500,000円

2. 当社は、平成18年10月13日開催の取締役会において、自己の株式の取得枠設定等を決議し、当該決議に基づき平成18年10月17日に自己の株式の取得を実施しております。

(1) 自己の株式の取得枠設定等に関する取締役会の決議内容

①平成18年6月29日付定時株主総会決議等に基づく自己の株式の取得

(イ) 取得する株式の種類　当社普通株式

(ロ) 取得する株式の数　60,466株（上限）

(ハ) 株式を取得するのと引換えに交付する金銭の総額　79,639,200,000円（上限）

(ニ) 取得期間　平成18年10月16日から平成18年12月29日まで

②当社定款第8条の規定に基づく自己の株式の取得枠

(イ) 取得する株式の種類　当社普通株式

(ロ) 取得する株式の数　6,700株（上限）

(ハ) 株式を取得するのと引換えに交付する金銭の総額　10,000,000,000円（上限）

(ニ) 取得期間　平成18年10月16日から平成18年12月29日まで

(2) 自己の株式の取得

①取得した株式の種類　当社普通株式

②取得した株式の数　60,466株

③取得価額（総額）　1,270,000円（総額76,791,820,000円）

④取得方法　東京証券取引所のToSTNeT-2（終値取引）による買付け

なお、株式会社整理回収機構が当社普通株式60,466株（同機構が保有していた当社発行の第三種優先株式50,000株（取得請求総額50,000百万円）の平成18年9月29日付取得請求権行使により、当社が同機構宛に交付した当社普通株式の全部）を、平成18年10月17日に76,791,820,000円にて売却したことが、預金保険機構から公表されております。

損益の状況（連結）

■国内・海外別収支

（金額単位　百万円）

区分	平成18年度中間期			
	国内	海外	消去又は全社(△)	合計
資金運用収益	669,798	260,926	△20,915	909,808
資金調達費用	188,864	174,798	△13,471	350,191
資金運用収支	480,933	86,128	△7,444	559,617
信託報酬	1,416	—	—	1,416
役務取引等収益	308,644	29,029	△352	337,322
役務取引等費用	51,060	3,008	△141	53,927
役務取引等収支	257,583	26,021	△210	283,394
特定取引収益	57,247	15,023	△17,774	54,496
特定取引費用	10,473	10,184	△17,774	2,883
特定取引収支	46,773	4,839	—	51,613
その他業務収益	493,369	8,041	△289	501,121
その他業務費用	507,261	4,184	△94	511,352
その他業務収支	△13,892	3,856	△194	△10,230

(注) 1.「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(平成18年度中間期1百万円)を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成18年度中間期		
	平均残高	利息	利回り
資金運用勘定	77,332,447	669,798	1.73%
うち貸出金	51,544,254	481,416	1.87
うち有価証券	20,875,872	136,557	1.31
うちコールローン及び買入手形	883,704	8,165	1.85
うち買現先勘定	42,697	19	0.09
うち債券貸借取引支払保証金	1,437,162	1,615	0.22
うち預け金	1,139,174	13,743	2.41
資金調達勘定	81,673,373	188,864	0.46
うち預金	65,285,046	76,231	0.23
うち譲渡性預金	2,307,551	1,590	0.14
うちコールマネー及び売渡手形	3,937,832	1,608	0.08
うち売現先勘定	142,187	127	0.18
うち債券貸借取引受入担保金	2,349,592	33,050	2.81
うちコマーシャル・ペーパー	1,416	1	0.24
うち借用金	3,057,003	20,845	1.36
うち短期社債	351,434	513	0.29
うち社債	3,831,209	33,792	1.76

(注) 1.「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高(平成18年度中間期1,400,562百万円)を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(平成18年度中間期2,607百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(平成18年度中間期2,607百万円)及び利息(平成18年度中間期1百万円)を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

海外	平成18年度中間期		
	平均残高	利息	利回り
資金運用勘定	10,536,815	260,926	4.95%
うち貸出金	7,236,264	181,394	5.01
うち有価証券	1,085,709	28,609	5.27
うちコールローン及び買入手形	177,086	4,827	5.45
うち買現先勘定	160,353	3,732	4.65
うち債券貸借取引支払保証金	—	—	—
うち預け金	1,363,415	26,398	3.87
資金調達勘定	8,067,107	174,798	4.33
うち預金	6,244,001	125,375	4.02
うち譲渡性預金	761,386	18,824	4.94
うちコールマネー及び売渡手形	251,630	5,632	4.48
うち売現先勘定	347,611	8,563	4.93
うち債券貸借取引受入担保金	—	—	—
うちコマーシャル・ペーパー	—	—	—
うち借用金	84,867	722	1.70
うち短期社債	—	—	—
うち社債	368,175	10,763	5.85

（注）1.「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成18年度中間期39,070百万円）を資金運用勘定から控除して表示しております。

（金額単位　百万円）

合計	平成18年度中間期		
	平均残高	利息	利回り
資金運用勘定	87,436,836	909,808	2.08%
うち貸出金	58,198,676	651,018	2.24
うち有価証券	22,209,525	157,718	1.42
うちコールローン及び買入手形	1,060,790	12,993	2.45
うち買現先勘定	203,051	3,751	3.69
うち債券貸借取引支払保証金	1,437,162	1,615	0.22
うち預け金	2,404,594	38,467	3.20
資金調達勘定	89,059,773	350,191	0.79
うち預金	71,430,863	199,933	0.56
うち譲渡性預金	3,068,937	20,415	1.33
うちコールマネー及び売渡手形	4,189,463	7,240	0.35
うち売現先勘定	489,799	8,691	3.55
うち債券貸借取引受入担保金	2,349,592	33,050	2.81
うちコマーシャル・ペーパー	1,416	1	0.24
うち借用金	2,559,879	9,771	0.76
うち短期社債	351,434	513	0.29
うち社債	4,199,384	44,556	2.12

（注）1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成18年度中間期1,459,271百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成18年度中間期2,607百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成18年度中間期2,607百万円）及び利息（平成18年度中間期1百万円）を資金調達勘定から、それぞれ控除して表示しております。

■役務取引の状況

(金額単位　百万円)

区分	平成18年度中間期			
	国内	海外	消去又は全社(△)	合計
役務取引等収益	308,644	29,029	△352	337,322
うち預金・貸出業務	11,878	19,383	—	31,262
うち為替業務	61,462	4,502	△0	65,964
うち証券関連業務	24,188	0	—	24,188
うち代理業務	8,521	—	—	8,521
うち保護預り・貸金庫業務	3,904	2	△0	3,906
うち保証業務	21,131	2,072	△214	22,989
うちクレジットカード関連業務	57,374	—	—	57,374
役務取引等費用	51,060	3,008	△141	53,927
うち為替業務	12,291	930	△74	13,146

(注) 1.「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

■特定取引の状況

(金額単位　百万円)

区分	平成18年度中間期			
	国内	海外	消去又は全社(△)	合計
特定取引収益	57,247	15,023	△17,774	54,496
うち商品有価証券収益	5,837	951	—	6,788
うち特定取引有価証券収益	—	—	—	—
うち特定金融派生商品収益	50,312	14,072	△17,774	46,610
うちその他の特定取引収益	1,096	—	—	1,096
特定取引費用	10,473	10,184	△17,774	2,883
うち商品有価証券費用	—	—	—	—
うち特定取引有価証券費用	2,813	69	—	2,883
うち特定金融派生商品費用	7,659	10,114	△17,774	—
うちその他の特定取引費用	—	—	—	—

(注) 1.「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

資産・負債の状況（連結）

■預金・譲渡性預金

（金額単位　百万円）

区分		平成18年度中間期末
国内	流動性預金 定期性預金 その他	41,003,292 21,555,525 3,667,991
	計	66,226,808
	譲渡性預金	1,573,691
	合計	67,800,500
海外	流動性預金 定期性預金 その他	5,033,358 899,078 6,307
	計	5,938,744
	譲渡性預金	918,661
	合計	6,857,406
総合計		74,657,906

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
3. 定期性預金＝定期預金＋定期積金

■貸出金の業種別構成

（金額単位　百万円）

区分		平成18年度中間期末 金額	平成18年度中間期末 構成比
国内 （除く特別国際金融取引勘定分）	製造業	5,581,376	10.71%
	農業、林業、漁業及び鉱業	138,844	0.27
	建設業	1,415,820	2.72
	運輸、情報通信、公益事業	2,942,712	5.64
	卸売・小売業	5,466,420	10.48
	金融・保険業	4,350,822	8.34
	不動産業	7,596,954	14.57
	各種サービス業	6,440,243	12.35
	地方公共団体	587,012	1.13
	その他	17,614,154	33.79
	合計	52,134,361	100.00
海外及び特別国際金融取引勘定分	政府等	43,239	0.61
	金融機関	497,687	7.06
	商工業	5,933,734	84.17
	その他	575,434	8.16
	合計	7,050,096	100.00
総合計		59,184,457	―

（注）「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

■リスク管理債権

(金額単位　百万円)

区分	平成17年度中間期末	平成18年度中間期末	平成17年度末
破綻先債権①	89,680	64,857	59,332
延滞債権②	1,084,678	638,385	714,366
3カ月以上延滞債権③	53,845	36,865	24,571
貸出条件緩和債権④	560,295	407,927	444,889
合計	1,788,499	1,148,036	1,243,160

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金

②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金

③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金(除く①、②)

④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金(除く①〜③)

■有価証券残高

(金額単位　百万円)

区分		平成18年度中間期末
国内	国債	8,469,237
	地方債	598,776
	社債	4,040,854
	株式	4,215,106
	その他の証券	3,652,334
	計	20,976,308
海外	国債	—
	地方債	—
	社債	—
	株式	—
	その他の証券	1,116,429
	計	1,116,429
全社	国債	—
	地方債	—
	社債	—
	株式	258,897
	その他の証券	—
	計	258,897
合計		22,351,635

(注) 1.「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「その他の証券」には、外国債券及び外国株式を含めております。

■特定取引資産・負債の内訳

(金額単位　百万円)

区分	平成18年度中間期末			
	国内	海外	消去又は全社(△)	合計
特定取引資産	3,094,648	339,412	△29,471	3,404,589
うち商品有価証券	73,112	5,963	—	79,075
うち商品有価証券派生商品	624	—	—	624
うち特定取引有価証券	—	—	—	—
うち特定取引有価証券派生商品	3,624	—	—	3,624
うち特定金融派生商品	1,932,777	333,449	△29,471	2,236,755
うちその他の特定取引資産	1,084,509	—	—	1,084,509
特定取引負債	1,632,027	329,768	△29,471	1,932,323
うち売付商品債券	23,155	3,087	—	26,242
うち商品有価証券派生商品	700	—	—	700
うち特定取引売付債券	—	—	—	—
うち特定取引有価証券派生商品	3,998	—	—	3,998
うち特定金融派生商品	1,604,173	326,680	△29,471	1,901,382
うちその他の特定取引負債	—	—	—	—

(注) 1.「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

自己資本比率

自己資本比率は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件（平成10年大蔵省告示第62号）に定められた算式に基づき、連結ベースについて算出しております。なお、当社は、第一基準を適用のうえ、マーケット・リスク規制を導入しております。

■連結自己資本比率（第一基準）

当社は自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。
なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当社あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。

（金額単位　百万円）

項目			平成17年度中間期末	平成18年度中間期末	平成17年度末
基本的項目	資本金		1,352,651	1,420,877	1,420,877
	うち非累積的永久優先株		／	／	／
	新株式申込証拠金		—	—	—
	資本剰余金		974,349	276,570	1,229,225
	利益剰余金		697,905	1,188,399	944,112
	自己株式（△）		270,834	50,178	4,393
	自己株式申込証拠金		—	—	—
	社外流出予定額（△）		—	—	—
	その他有価証券の評価差損（△）		—	—	—
	為替換算調整勘定		△62,640	△47,909	△41,475
	新株予約権		—	4	—
	連結子会社の少数株主持分		1,064,181	1,055,000	1,104,244
	うち海外特別目的会社の発行する優先出資証券		827,528	835,970	835,214
	営業権相当額（△）		120	61	73
	のれん相当額（△）		—	104,954	—
	企業結合等により計上される無形固定資産相当額（△）		—	—	—
	連結調整勘定相当額（△）		9,408	—	6,612
	繰延税金資産の控除前の［基本的項目］計（上記各項目の合計額）		—	3,737,747	4,645,905
	繰延税金資産の控除金額（△）		—	—	—
	計	(A)	3,746,083	3,737,747	4,645,905
	うちステップ・アップ金利条項付の優先出資証券		203,778	212,220	211,464
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		410,926	629,087	627,807
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		39,875	39,709	39,934
	一般貸倒引当金		597,385	712,817	742,614
	負債性資本調達手段等		2,710,942	2,595,141	2,657,378
	うち永久劣後債務		1,119,646	1,126,153	1,035,778
	うち期限付劣後債務及び期限付優先株		1,591,295	1,468,987	1,621,600
	計		3,759,129	3,976,755	4,067,736
	うち自己資本への算入額	(B)	3,746,083	3,737,747	4,067,736
準補完的項目	短期劣後債務		—	—	—
	うち自己資本への算入額	(C)	—	—	—
控除項目	控除項目	(D)	548,006	630,601	619,279
自己資本額	(A)＋(B)＋(C)－(D)	(E)	6,944,161	6,844,893	8,094,361
リスク・アセット等	資産（オン・バランス）項目		56,978,478	61,250,419	58,984,821
	オフ・バランス取引項目		5,736,346	6,304,295	5,952,321
	信用リスク・アセットの額	(F)	62,714,824	67,554,714	64,937,143
	マーケット・リスク相当額に係る額（(H)/8％）	(G)	413,074	391,161	385,206
	（参考）マーケット・リスク相当額	(H)	33,045	31,292	30,816
	計　((F)＋(G))	(I)	63,127,899	67,945,876	65,322,349
連結自己資本比率（第一基準）＝(E)/(I)×100			11.00%	10.07%	12.39%

（補足）

「連結自己資本比率（第一基準）」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、株式会社三井住友銀行（以下、「当行」という。）の海外特別目的会社が発行した以下の3件の優先出資証券が含まれております。

発行体	SB Treasury Company L. L. C. （"SBTC-LLC"）	SB Equity Securities (Cayman), Limited（"SBES"）	Sakura Preferred Capital (Cayman) Limited（"SPCL"）
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成21年6月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成21年1月以降の各配当支払日 （ただし金融庁の事前承認が必要）
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年2月18日	Series A-1　平成11年2月26日 Series A-2　平成11年3月26日 Series B　平成11年3月1日	Initial Series　平成10年12月24日 Series B　平成11年3月30日
配当率	固定 （ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される）	Series A-1　変動（金利ステップアップなし） Series A-2　変動（金利ステップアップなし） Series B　固定（ただし平成21年6月の配当支払日以降は変動配当。金利ステップアップなし）	Initial Series　変動（金利ステップアップなし） Series B　変動（金利ステップアップなし）
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日 （休日の場合は翌営業日）
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行が自己資本比率／Tier1比率の最低水準を達成できない場合（ただし配当停止は当行の任意） ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株（注）2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①「損失吸収事由（注）1」が発生した場合 ②当行優先株（注）2への配当が停止された場合 ③当行の配当可能利益が、当行優先株（注）2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券（注）3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行優先株（注）2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合（但し、下記の強制配当事由の不存在を条件とする） ③当行が発行会社に対し配当不払いの通知をした場合（但し、下記の強制配当事由の不存在を条件とする） ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株（注）2への配当が減額された場合は本優先出資証券（注）3への配当も同じ割合で減額される。	当行優先株（注）2への配当が減額された場合は本優先出資証券（注）3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券（注）3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株（注）2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない（注）4（注）5。	本優先出資証券（注）3への配当金は、直近営業年度の当行配当可能利益額（当行優先株（注）2への配当があればその額を控除した額）の範囲内で支払われる（注）6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する2配当支払日（同年度末を含む暦年の7月及び翌暦年の1月）における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株（注）2と同格	当行優先株（注）2と同格	当行優先株（注）2と同格

(注) 1. 損失吸収事由

当行につき、①自己資本比率／Tier1 比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由〈清算、破産または清算的会社更生〉の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2. 当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3. 本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4. SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5. SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6. SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

資本の状況（単体）

■資本金・株式の総数等（平成18年9月30日現在）

資本金		1,420,877百万円
発行済株式の内容	普通株式	7,733,653.77株
	第三種優先株式	195,000株
	第1回第四種優先株式	4,175株
	第2回第四種優先株式	4,175株
	第3回第四種優先株式	4,175株
	第4回第四種優先株式	4,175株
	第5回第四種優先株式	4,175株
	第6回第四種優先株式	4,175株
	第7回第四種優先株式	4,175株
	第8回第四種優先株式	4,175株
	第9回第四種優先株式	4,175株
	第10回第四種優先株式	4,175株
	第11回第四種優先株式	4,175株
	第12回第四種優先株式	4,175株
	第1回第六種優先株式	70,001株
	計	8,048,754.77株

上場証券取引所名　東京証券取引所（市場第一部）　大阪証券取引所（市場第一部）
名古屋証券取引所（市場第一部）

■大株主

①普通株式

株主名	所有株式数	持株比率
日本トラスティ・サービス信託銀行株式会社（信託口）	468,747.00株	6.06%
日本マスタートラスト信託銀行株式会社（信託口）	430,054.00	5.56
ザ　チェース　マンハッタン　バンク　エヌエイ　ロンドン （常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室）	205,911.00	2.66
ステート　ストリート　バンク　アンド　トラスト　カンパニー　505103 （常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室）	164,504.00	2.12
日本生命保険相互会社	154,667.42	1.99
ステート　ストリート　バンク　アンド　トラスト　カンパニー （常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室）	126,399.00	1.63
株式会社三井住友銀行	100,481.00	1.29
ジェーピーエムシービー　ユーエスエー　レジデンツ　ペンション　ジャスデック　レンド　385051 （常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室）	89,158.00	1.15
資産管理サービス信託銀行株式会社（信託B口）	88,423.00	1.14
メロン　バンク　エヌエー　アズ　エージェント　フォー　イッツ　クライアント　メロン　オムニバス ユーエス　ペンション（常任代理人　香港上海銀行　東京支店　カストディ業務部）	86,381.00	1.11

②第三種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	195,000株	100.00%

③第1回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

④第2回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑤第3回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑥第4回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑦第5回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑧第6回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑨第7回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑩第8回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑪第9回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑫第10回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑬第11回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑭第12回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑮第1回第六種優先株式

株主名	所有株式数	持株比率
住友生命保険相互会社	23,334株	33.33%
日本生命保険相互会社	20,000	28.57
三井生命保険株式会社	16,667	23.81
三井住友海上火災保険株式会社	10,000	14.29
計	70,001	100.00

(注) 1. 株式会社三井住友銀行が所有している普通株式につきましては、会社法施行規則第67条の規定により議決権の行使が制限されております。

2. キャピタル・リサーチ・アンド・マネージメント・カンパニーから平成18年5月15日付で株券等の大量保有の状況に関する大量保有報告書の提出があり、平成18年4月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、大量保有報告書の内容は次のとおりであります。

株主名	所有株式数	持株比率
キャピタル・リサーチ・アンド・マネージメント・カンパニー(他共同保有者4名)	387,480株(共同保有者分を含む。)	5.22%

3. 株式会社りそなホールディングスから平成18年10月6日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成18年9月30日現在で普通株式及び優先株式を保有している旨の報告を受けました。同変更報告書には株式会社整理回収機構が共同保有者として記載されており、同社の保有株式数の内容は、当社の当中間会計期間末における優先株式及び普通株式の株主名簿上の記載内容と一致しておりますが、同社以外の保有株式数(全て普通株式)については、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、変更報告書の内容(除く株式会社整理回収機構保有分)は次のとおりであります。

株主名	所有株式数	持株比率
りそな信託銀行株式会社(他共同保有者1名)	72,895株(共同保有者分を含む。)	0.85%

4. ゴールドマン・サックス証券株式会社から平成18年10月13日付で株券等の大量保有の状況に関する大量保有報告書の提出があり、平成18年9月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、大量保有報告書の内容は次のとおりであります。

株主名	所有株式数	持株比率
ゴールドマン・サックス証券株式会社(他共同保有者5名)	439,628株(共同保有者分を含む。潜在株式8,361株を含む。)	5.17%

中間連結財務諸表

当行の中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書については、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。
以下の中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書は、上記の中間連結財務諸表に基づいて作成しております。

中間連結貸借対照表

（金額単位　百万円）

科目	平成17年度中間期末 平成17年9月30日現在	平成18年度中間期末 平成18年9月30日現在	平成17年度末 平成18年3月31日現在
（資産の部）			
現金預け金	5,070,282	3,928,282 ※8	7,101,693
コールローン及び買入手形	789,440	1,477,077	651,905
買現先勘定	138,675	110,257	117,474
債券貸借取引支払保証金	2,165,749	1,178,045	1,956,650
買入金銭債権	612,330	941,102 ※8	633,760
特定取引資産	3,629,453	3,385,488 ※8	4,079,106
金銭の信託	811	2,820	2,912
有価証券	23,350,854	22,166,757 ※1, 2, 8	25,233,716
貸出金	56,350,339	59,760,811 ※3, 4, 5, 6, 7, 8, 9	57,440,761
外国為替	892,413	929,490 ※7	947,744
その他資産	1,990,403	1,608,992 ※8	1,935,804
動産不動産	726,944	—	724,962
有形固定資産	—	626,724 ※10, 11, 12	—
無形固定資産	—	85,659	—
リース資産	26,895	26,043 ※11	27,314
繰延税金資産	1,371,247	946,630	1,017,316
支払承諾見返	3,728,747	3,824,571	3,553,696
貸倒引当金	△1,003,154	△949,212	△1,006,223
資産の部合計	**99,841,434**	**100,049,543**	**104,418,597**

（金額単位　百万円）

科目	平成17年度中間期末 平成17年9月30日現在	平成18年度中間期末 平成18年9月30日現在	平成17年度末 平成18年3月31日現在
（負債の部）			
預金	69,274,316	72,216,146 ※8	70,864,186
譲渡性預金	2,579,775	2,509,353	3,273,643
コールマネー及び売渡手形	6,137,278	2,562,041 ※8	8,016,410
売現先勘定	508,598	805,915 ※8	396,205
債券貸借取引受入担保金	3,651,048	3,141,635 ※8	2,747,125
特定取引負債	1,788,009	1,930,582 ※8	2,909,239
借用金	951,477	1,849,359 ※7, 8, 13	933,567
外国為替	433,654	329,273	447,722
短期社債	4,000	3,500	4,000
社債	4,193,812	4,004,370 ※14	4,076,317
信託勘定借	42,260	50,733	318,597
その他負債	2,281,784	2,197,060 ※8	2,056,102
賞与引当金	17,129	16,464	19,033
退職給付引当金	23,707	13,493	23,617
日本国際博覧会出展引当金	284	—	—
特別法上の引当金	1,092	18	1,141
繰延税金負債	47,350	48,090	48,413
再評価に係る繰延税金負債	50,466	49,929 ※10	50,133
支払承諾	3,728,747	3,824,571 ※8	3,553,696
負債の部合計	**95,714,794**	**95,552,539**	**99,739,154**
少数株主持分	**1,045,997**	**—**	**1,081,148**
（資本の部）			
資本金	664,986	—	664,986
資本剰余金	1,603,512	—	1,603,512
利益剰余金	324,463	—	542,551
土地再評価差額金	37,763	—	38,080
その他有価証券評価差額金	514,042	—	793,731
為替換算調整勘定	△64,127	—	△44,568
資本の部合計	**3,080,642**	**—**	**3,598,294**
負債、少数株主持分及び資本の部合計	**99,841,434**	**—**	**104,418,597**
（純資産の部）			
資本金	—	664,986	—
資本剰余金	—	1,603,512	—
利益剰余金	—	448,757	—
株主資本合計	—	2,717,256	—
その他有価証券評価差額金	—	850,289	—
繰延ヘッジ損益	—	△87,669	—
土地再評価差額金	—	37,865 ※10	—
為替換算調整勘定	—	△52,757	—
評価・換算差額等合計	—	747,728	—
新株予約権	—	4	—
少数株主持分	—	1,032,013	—
純資産の部合計	**—**	**4,497,004**	**—**
負債及び純資産の部合計	**—**	**100,049,543**	**—**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結損益計算書

（金額単位　百万円）

科目	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
経常収益	**1,305,043**	**1,352,539**	**2,750,274**
資金運用収益	754,694	894,549	1,630,309
（うち貸出金利息）	(572,617)	(635,622)	(1,182,668)
（うち有価証券利息配当金）	(121,530)	(158,254)	(317,356)
信託報酬	4,284	1,407	8,626
役務取引等収益	280,560	284,445	604,859
特定取引収益	12,448	54,496	32,807
その他業務収益	201,389	98,184	360,246
その他経常収益	51,665	19,456 ※1	113,425
経常費用	**882,115**	**1,033,774**	**1,888,212**
資金調達費用	210,555	344,291	489,936
（うち預金利息）	(114,283)	(199,967)	(266,739)
役務取引等費用	55,520	60,513	97,979
特定取引費用	189	2,883	—
その他業務費用	50,890	130,603	137,538
営業経費	378,447	378,653	767,852
その他経常費用	186,512	116,829 ※2	394,905
経常利益	**422,928**	**318,765**	**862,062**
特別利益	**3,362**	**49,150 ※3**	**39,158**
特別損失	**12,014**	**3,843 ※4,5**	**15,162**
税金等調整前中間（当期）純利益	**414,276**	**364,072**	**886,058**
法人税、住民税及び事業税	**19,039**	**24,587**	**45,274**
法人税等調整額	**57,732**	**91,217**	**219,789**
少数株主利益	**26,732**	**28,188**	**57,410**
中間（当期）純利益	**310,772**	**220,078**	**563,584**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結剰余金計算書及び中間連結株主資本等変動計算書

中間連結剰余金計算書

(金額単位　百万円)

科目	平成17年度中間期 自 平成17年4月 1 日 至 平成17年9月30日	平成17年度 自 平成17年4月 1 日 至 平成18年3月31日
(資本剰余金の部)		
資本剰余金期首残高	1,603,512	1,603,512
資本剰余金中間期末(期末)残高	1,603,512	1,603,512
(利益剰余金の部)		
利益剰余金期首残高	△6,281	△6,281
利益剰余金増加高	330,779	583,261
中間(当期)純利益	310,772	563,584
土地再評価差額金の取崩に伴う増加高	20,007	19,676
利益剰余金減少高	33	34,427
配当金	33	34,427
利益剰余金中間期末(期末)残高	324,463	542,551

(注) 記載金額は、百万円未満を切り捨てて表示しております。

中間連結株主資本等変動計算書 (平成18年度中間期 自 平成18年4月1日　至 平成18年9月30日)

(金額単位　百万円)

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成18年3月31日残高	664,986	1,603,512	542,551	2,811,051
中間連結会計期間中の変動額				
剰余金の配当			△300,027	△300,027
中間純利益			220,078	220,078
連結子会社の増加に伴う増加			388	388
連結子会社の減少に伴う減少			△14,452	△14,452
土地再評価差額金取崩			218	218
株主資本以外の項目の中間連結会計期間中の変動額(純額)				
中間連結会計期間中の変動額合計	—	—	△93,794	△93,794
平成18年9月30日残高	664,986	1,603,512	448,757	2,717,256

(金額単位　百万円)

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高	793,731	—	38,080	△44,568	787,243	—	1,081,148	4,679,443
中間連結会計期間中の変動額								
剰余金の配当								△300,027
中間純利益								220,078
連結子会社の増加に伴う増加								388
連結子会社の減少に伴う減少								△14,452
土地再評価差額金取崩								218
株主資本以外の項目の中間連結会計期間中の変動額(純額)	56,558	△87,669	△214	△8,188	△39,514	4	△49,135	△88,645
中間連結会計期間中の変動額合計	56,558	△87,669	△214	△8,188	△39,514	4	△49,135	△182,439
平成18年9月30日残高	850,289	△87,669	37,865	△52,757	747,728	4	1,032,013	4,497,004

(注) 記載金額は、百万円未満を切り捨てて表示しております。

中間連結キャッシュ・フロー計算書

(金額単位　百万円)

区分	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前中間(当期)純利益	414,276	364,072	886,058
動産不動産等減価償却費	30,925	—	63,098
固定資産減価償却費	—	29,714	—
リース資産減価償却費	4,037	4,258	8,275
減損損失	9,926	2,006	11,649
連結調整勘定償却額	986	—	1,023
負ののれん償却額	—	△101	—
持分法による投資損益(△)	△696	41,421	4,852
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)	—	△4,583	—
貸倒引当金の増加額	△238,539	△55,875	△237,097
賞与引当金の増加額	△809	△1,140	1,072
退職給付引当金の増加額	472	△3,742	382
日本国際博覧会出展引当金の増加額	53	—	△231
資金運用収益	△754,694	△894,549	△1,630,309
資金調達費用	210,555	344,291	489,936
有価証券関係損益(△)	△62,280	57,072	△24,690
金銭の信託の運用損益(△)	△13	△0	△13
為替差損益(△)	△62,310	△41,510	△175,656
動産不動産処分損益(△)	△1,164	—	△2,025
固定資産処分損益(△)	—	1,144	—
リース資産処分損益(△)	28	53	64
特定取引資産の純増(△)減	161,832	628,716	△226,086
特定取引負債の純増減(△)	△345,912	△965,681	747,723
貸出金の純増(△)減	△1,119,928	△2,311,502	△2,135,934
預金の純増減(△)	686,301	1,333,888	2,206,690
譲渡性預金の純増減(△)	△184,412	△770,330	509,473
借用金(劣後特約付借入金を除く)の純増減(△)	△22,744	921,806	16,908
有利息預け金の純増(△)減	57,380	417,831	177,300
コールローン等の純増(△)減	200,494	△996,973	342,387
債券貸借取引支払保証金の純増(△)減	△1,597,409	778,605	△1,388,310
コールマネー等の純増減(△)	1,262,966	△5,047,597	3,027,037
コマーシャル・ペーパーの純増減(△)	△4,500	—	△4,500
債券貸借取引受入担保金の純増減(△)	△216,953	394,509	△1,120,876
外国為替(資産)の純増(△)減	6,635	18,596	△46,473
外国為替(負債)の純増減(△)	△45,233	△118,530	△31,381
短期社債(負債)の純増減(△)	4,000	△500	4,000
普通社債の発行・償還による純増減(△)	△262,080	△81,470	△387,732
信託勘定借の純増減(△)	△8,196	△267,864	268,140
資金運用による収入	788,780	890,698	1,659,080
資金調達による支出	△202,962	△318,536	△498,178
その他	239,270	204,768	78,114
小計	△1,051,918	△5,447,037	2,593,772
法人税等の支払額	△13,049	△20,092	△41,693
営業活動によるキャッシュ・フロー	**△1,064,967**	**△5,467,129**	**2,552,078**

(次ページに続く)

（中間連結キャッシュ・フロー計算書続き）

（金額単位　百万円）

区分	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
II 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△29,771,202	△18,518,038	△43,607,669
有価証券の売却による収入	24,072,115	11,381,825	33,080,725
有価証券の償還による収入	6,696,222	10,257,301	10,161,444
金銭の信託の増加による支出	△750	—	△2,851
金銭の信託の減少による収入	3,789	—	3,789
動産不動産の取得による支出	△8,778	—	△30,657
有形固定資産の取得による支出	—	△16,167	—
動産不動産の売却による収入	10,660	—	17,208
有形固定資産の売却による収入	—	3,552	—
無形固定資産の取得による支出	—	△16,142	—
無形固定資産の売却による収入	—	3	—
リース資産の取得による支出	△4,243	△4,831	△9,001
リース資産の売却による収入	345	1,650	789
子会社株式の一部売却による収入	4,937	3,468	4,937
投資活動によるキャッシュ・フロー	**1,003,095**	**3,092,619**	**△381,284**
III 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	33,000	10,000	103,000
劣後特約付借入金の返済による支出	△82,343	△15,000	△215,884
劣後特約付社債・新株予約権付社債の発行による収入	408,038	120,000	431,458
劣後特約付社債・新株予約権付社債の償還による支出	△162,800	△126,829	△198,800
配当金支払額	△49	△300,031	△34,456
少数株主からの払込みによる収入	25	30,740	11,640
少数株主への配当金支払額	△27,256	△29,962	△42,598
財務活動によるキャッシュ・フロー	**168,613**	**△311,083**	**54,358**
IV 現金及び現金同等物に係る換算差額	**1,793**	**1,276**	**3,838**
V 現金及び現金同等物の増加額（△は現金及び現金同等物の減少額）	**108,535**	**△2,684,317**	**2,228,990**
VI 現金及び現金同等物の期首残高	**2,926,227**	**5,155,217**	**2,926,227**
VII 新規連結に伴う現金及び現金同等物の増加額	**—**	**0**	**—**
VIII 連結除外に伴う現金及び現金同等物の減少額	**—**	**△11,003**	**△0**
IX 現金及び現金同等物の中間期末（期末）残高	**3,034,762**	**2,459,896** ※1	**5,155,217**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結財務諸表作成のための基本となる重要な事項（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

1. 連結の範囲に関する事項

(1) 連結子会社 121社

主要な会社名

株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBCファイナンスサービス株式会社
SMBC Capital Markets, Inc.

なお、SMBC Leasing (UK) Limited他11社は株式取得等により、当中間連結会計期間から連結子会社としております。

住銀保証株式会社他1社は合併等により、SMBCフレンド証券株式会社他1社は、当行の親会社である株式会社三井住友フィナンシャルグループの完全子会社となったこと等により、子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。

(2) 非連結子会社

主要な会社名

SBCS Co., Ltd.

非連結子会社の総資産、経常収益、中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

(1) 持分法適用の非連結子会社 3社

主要な会社名

SBCS Co., Ltd.

(2) 持分法適用の関連会社 25社

主要な会社名

プロミス株式会社
エヌ・アイ・エフSMBCベンチャーズ株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

NIFSMBC-V2006S1投資事業有限責任組合他1社は新規設立等により、当中間連結会計期間より持分法適用の関連会社としております。

また、エヌエスエス投資事業有限責任組合他3社は連結子会社となったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

(3) 持分法非適用の非連結子会社

該当ありません。

(4) 持分法非適用の関連会社

主要な会社名

Sumitomo Mitsui Asset Management (New York) Inc.

持分法非適用の関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の中間決算日等に関する事項

(1) 連結子会社の中間決算日は次のとおりであります。

3月末日	5社
4月末日	1社
6月末日	56社
7月末日	1社
9月末日	58社

(2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。

なお、平成18年8月に設立された6月末日を中間決算日とする連結子会社については、9月末日現在で実施した仮決算に基づく財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

(2) 有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法

①有形固定資産及びリース資産

当行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分して計上しております。なお、主な耐用年数は次のとおりであります。

建物	7年～50年
動産	2年～20年

連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

②無形固定資産

無形固定資産の減価償却は、定額法により償却しております。

なお、自社利用のソフトウェアについては、当行及び国内連結子会社で定める利用可能期間（主として5年）に基づいて償却しております。

(5) 貸倒引当金の計上基準

当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は715,948百万円であります。

(6) 賞与引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

(7) 退職給付引当金の計上基準

退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務:

その発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により損益処理

数理計算上の差異:

各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

(8) 特別法上の引当金の計上基準

特別法上の引当金は、金融先物取引責任準備金18百万円であり、金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

(9) 外貨建資産・負債の換算基準

当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

また、連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

(10) リース取引の処理方法

当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(11) リース取引等に関する収益及び費用の計上基準

①リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

②割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(12) 重要なヘッジ会計の方法

・金利リスク・ヘッジ

当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円(税効果額控除前)、繰延ヘッジ利益の総額は44,682百万円(同前)であります。

・為替変動リスク・ヘッジ

当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。

(13) 消費税等の会計処理
当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

(14) 税効果会計に関する事項
中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。

5. 中間連結キャッシュ・フロー計算書における資金の範囲
中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【中間連結財務諸表作成のための基本となる重要な事項の変更】

(貸借対照表の純資産の部の表示に関する会計基準)
「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号 平成17年12月9日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号 平成17年12月9日)が当中間連結会計期間から適用されることになったことから、以下のとおり表示を変更しております。

(1) 「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。
なお、当中間連結会計期間末における従来の「資本の部」の合計に相当する金額は3,552,655百万円であります。

(2) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。

(3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。

(投資事業組合に関する実務対応報告)
「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」(企業会計基準実務対応報告第20号 平成18年9月8日)が公表日以後終了する中間連結会計期間に係る中間連結財務諸表から適用されることになったことに伴い、当中間連結会計期間から同実務対応報告を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

(ストック・オプション等に関する会計基準)
「ストック・オプション等に関する会計基準」(企業会計基準第8号 平成17年12月27日)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準適用指針第11号 平成18年5月31日)を当中間連結会計期間から適用しております。この変更による中間連結貸借対照表等に与える影響は軽微であります。

(企業結合に係る会計基準等)
「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会 平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第7号 平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号 平成17年12月27日)が平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から各会計基準及び同適用指針を適用しております。

(金融商品に関する会計基準)
「金融商品に係る会計基準」(企業会計審議会 平成11年1月22日)が平成18年8月11日付で一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって中間連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円、「社債」は2,400百万円、それぞれ減少しております。
なお、平成18年3月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準実務対応報告第19号 平成18年8月11日)の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。

【表示方法の変更】

「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」(内閣府令第60号 平成18年4月28日)により改正され、平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から以下のとおり表示を変更しております。

(中間連結貸借対照表関係)

(1) 「動産不動産」は、「有形固定資産」「無形固定資産」又は「その他資産」に区分して表示しております。

(2) 「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。

(中間連結キャッシュ・フロー計算書関係)

(1) 「連結調整勘定償却額」は「負ののれん償却額」に含めて表示しております。

(2) 「動産不動産等減価償却費」は、中間連結貸借対照表の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「固定資産減価償却費」として表示しております。「動産不動産処分損益(△)」は、「固定資産処分損益(△)」等として表示しております。
また、「動産不動産の取得による支出」は「有形固定資産の取得による支出」等として、「動産不動産の売却による収入」は「有形固定資産の売却による収入」等として表示しております。

(3) 営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたソフトウェアの取得による支出並びに売却による収入は、中間連結貸借対照表の「その他資産」に含めて表示しておりましたソフトウェアが「無形固定資産」に含めて表示されたことに伴い、「無形固定資産の取得による支出」並びに「無形固定資産の売却による収入」に含めて表示しております。

(中間連結キャッシュ・フロー計算書関係)
前中間連結会計期間において、営業活動によるキャッシュ・フローの「その他」に含めて表示しておりました「子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)」(前中間連結会計期間△2,686百万円)は、重要性が増加したため、当中間連結会計期間より区分掲記しております。

注記事項（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

（中間連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式215,121百万円及び出資金595百万円を含んでおります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計34,361百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は857,892百万円、当中間連結会計期間末に当該処分をせずに所有しているものは185,462百万円であります。

※3. 貸出金のうち、破綻先債権額は65,026百万円、延滞債権額は620,473百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は36,865百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は406,751百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,129,117百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は885,675百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	103,547百万円
特定取引資産	53,278百万円
有価証券	5,832,862百万円
貸出金	557,311百万円
その他資産（延払資産等）	1,936百万円
担保資産に対応する債務	
預金	16,352百万円
コールマネー及び売渡手形	1,340,000百万円
売現先勘定	791,883百万円
債券貸借取引受入担保金	3,003,162百万円
特定取引負債	139,666百万円
借用金	930,197百万円
その他負債	1,352百万円
支払承諾	167,064百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,108百万円、買入金銭債権38,898百万円、特定取引資産848,721百万円、有価証券4,092,185百万円及び貸出金1,621,611百万円を差し入れております。
また、その他資産のうち保証金は79,601百万円、先物取引差入証拠金は4,613百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,255,842百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが31,389,278百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 当行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
再評価を行った年月日
当行
平成10年3月31日及び平成14年3月31日
一部の連結子会社
平成11年3月31日、平成14年3月31日
同法律第3条第3項に定める再評価の方法
当行
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結子会社
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

※11. 有形固定資産の減価償却累計額は492,340百万円、リース資産の減価償却累計額は30,904百万円であります。

※12. 有形固定資産の圧縮記帳額　64,987百万円
（当中間連結会計期間圧縮記帳額　—百万円）

※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金617,500百万円が含まれております。

※14. 社債には、劣後特約付社債2,138,556百万円が含まれております。

（中間連結損益計算書関係）

※1. その他経常収益には、株式等売却益16,366百万円を含んでおります。

※2. その他経常費用には、貸出金償却48,407百万円、株式等償却7,025百万円、延滞債権等を売却したことによる損失5,545百万円及び持分法による投資損失41,421百万円を含んでおります。

※3. 特別利益には、退職給付信託返還益36,330百万円、貸倒引当金戻入益7,576百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。

※4.　特別損失には、固定資産処分損1,837百万円及び減損損失2,006百万円を含んでおります。

※5.　当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

（金額単位　百万円）

地域	主な用途	種類	減損損失額
首都圏	遊休資産　27物件	土地、建物等	873
近畿圏	営業用店舗　13カ店	土地、建物等	349
	遊休資産　18物件		410
その他	遊休資産　12物件	土地、建物等	373

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当中間連結会計期間は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（中間連結株主資本等変動計算書関係）

※1.　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

（単位　株）

	前連結会計年度末株式数	当中間連結会計期間増加株式数	当中間連結会計期間減少株式数	当中間連結会計期間末株式数
発行済株式				
普通株式(注)1	55,212,947	989,721	—	56,202,668
第一種優先株式	35,000	—	—	35,000
第二種優先株式	100,000	—	—	100,000
第三種優先株式	695,000	—	—	695,000
第1回第六種優先株式	70,001	—	—	70,001
合計	56,112,948	989,721	—	57,102,669
自己株式				
第一種優先株式(注)2	—	35,000	—	35,000
第二種優先株式(注)3	—	100,000	—	100,000
第三種優先株式(注)4	—	500,000	—	500,000
合計	—	635,000	—	635,000

（注）1. 普通株式の発行済株式総数の増加989,721株は、第一種優先株式、第二種優先株式及び第三種優先株式に係る取得請求権の行使による増加であります。

2. 第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

3. 第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

4. 第三種優先株式の自己株式の増加500,000株は、平成18年9月29日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

※2.　新株予約権に関する事項

（単位　株、百万円）

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数 前連結会計年度末	当中間連結会計期間 増加	当中間連結会計期間 減少	当中間連結会計期間末	当中間連結会計期間末残高
連結子会社	—	—					4
合計							4

※3.　配当に関する事項

株式の種類	配当金の総額（百万円）	1株当たりの金額（円）
普通株式	300,027	5,434

※決議：平成18年6月29日 定時株主総会

基準日：平成18年3月31日

効力発生日：平成18年6月29日

（中間連結キャッシュ・フロー計算書関係）

※1.　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

（金額単位　百万円）

	平成18年9月30日現在
現金預け金勘定	3,928,282
有利息預け金	△1,468,385
現金及び現金同等物	2,459,896

※2.　重要な非資金取引の内容

株式交換により連結の範囲から除外されたSMBCフレンド証券株式会社他1社の資産及び負債の主な内訳は以下の通りであります。

資産	253,264百万円
（うちその他資産	125,688百万円）
負債	111,804百万円
（うちその他負債	97,403百万円）

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	10,380	663	11,043
減価償却累計額相当額	4,530	259	4,790
中間連結会計期間末残高相当額	5,849	403	6,253

・未経過リース料中間連結会計期間末残高相当額

（金額単位　百万円）

1年内	1年超	合計
1,767	4,672	6,439

・支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,136百万円
減価償却費相当額	994百万円
支払利息相当額	129百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

（金額単位　百万円）

	動産	その他	合計
取得価額	43,670	2,532	46,202
減価償却累計額	25,475	1,325	26,800
中間連結会計期間末残高	18,194	1,207	19,401

・未経過リース料中間連結会計期間末残高相当額

(金額単位　百万円)

1年内	1年超	合計
7,070	13,311	20,381

・受取リース料、減価償却費及び受取利息相当額

受取リース料　4,316百万円
減価償却費　3,726百万円
受取利息相当額　519百万円

・利息相当額の算定方法

リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
16,740	77,611	94,351

(2) 貸手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
374	683	1,057

なお、上記1.、2.に記載した貸手側の未経過リース料のうち3,131百万円を借用金等の担保に提供しております。

(ストック・オプション等関係)

ストック・オプションに係る当中間連結会計期間における費用計上額及び科目名

営業経費　4百万円

(企業結合等関係)

(子会社の企業結合関係)

1. 子会社を含む結合当事企業の名称及びその事業の内容、企業結合を行った主な理由、企業結合日並びに法的形式を含む企業結合の概要

(1) 子会社を含む結合当事企業の名称及びその事業の内容

株式会社三井住友フィナンシャルグループ(事業の内容：銀行持株会社)

SMBCフレンド証券株式会社(事業の内容：証券業)

(2) 企業結合を行った主な理由

わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当行の親会社である株式会社三井住友フィナンシャルグループは、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

(3) 企業結合日　平成18年9月1日

(4) 法的形式を含む企業結合の概要

当行の親会社である株式会社三井住友フィナンシャルグループは、株式交換により当行の子会社であったSMBCフレンド証券株式会社を完全子会社といたしました。

2. 実施した会計処理の概要

(1) 個別財務諸表上の会計処理

株式会社三井住友フィナンシャルグループ株式の取得原価は、株式交換直前のSMBCフレンド証券株式会社株式の帳簿価額に基づいて算定しており、交換損益の計上はありません。

(2) 連結財務諸表上の会計処理

SMBCフレンド証券株式会社への投資の修正額は取り崩し、「連結子会社の減少に伴う減少」として利益剰余金を減少させております。

3. 事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分

その他事業

4. 当中間連結会計期間の中間連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益　27,565百万円
経常利益　8,955百万円

(1株当たり情報)

(金額単位　円)

1株当たり純資産額	54,445.50
1株当たり中間純利益	3,963.89
潜在株式調整後1株当たり中間純利益	3,897.22

(注) 1. 「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号　平成14年9月25日)が平成18年1月31日付で改正され、会社法施行日以後終了する中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用し、1株当たり純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ1株当たり純資産額は1,559円87銭減少しております。

2. 1株当たり中間純利益及び潜在株式調整後1株当たり中間純利益の算定上の基礎は、次のとおりであります。

1株当たり中間純利益	
中間純利益	220,078百万円
普通株主に帰属しない金額	—百万円
(うち優先配当額)	—百万円
普通株式に係る中間純利益	220,078百万円
普通株式の中間期中平均株式数	55,520千株
潜在株式調整後1株当たり中間純利益	
中間純利益調整額	△7百万円
(うち優先配当額)	—百万円
(うち連結子会社及び持分法適用関連会社発行の新株予約権)	△7百万円
普通株式増加数	947千株
(うち優先株式)	947千株
希薄化効果を有しないため、潜在株式調整後1株当たり中間純利益の算定に含めなかった潜在株式の概要	—

3. 1株当たり純資産額の算定上の基礎は、次のとおりであります。

純資産の部の合計額	4,497,004百万円
純資産の部の合計額から控除する金額	1,437,021百万円
(うち優先株式)	405,003百万円
(うち新株予約権)	4百万円
(うち少数株主持分)	1,032,013百万円
普通株式に係る中間期末の純資産額	3,059,982百万円
1株当たり純資産額の算定に用いられた中間期末の普通株式の数	56,202千株

(重要な後発事象)

当行は、平成18年12月4日開催の取締役会において、今後の成長戦略を支えるための自己資本増強策として、海外特別目的子会社による優先出資証券を発行することとし、係る優先出資証券の発行を目的とする100％出資子会社を英国領ケイマン諸島に設立することを決議いたしました。決議された発行予定の優先出資証券の概要は次のとおりであります。

<table>
<tr><td rowspan="2">発行体</td><td>SMBC Preferred Capital USD 1 Limited</td><td>SMBC Preferred Capital GBP 1 Limited</td></tr>
<tr><td colspan="2">英国領ケイマン諸島に新たに設立する、当行が議決権を100％保有する海外特別目的子会社</td></tr>
<tr><td rowspan="2">証券の種類</td><td>米ドル建配当非累積的永久優先出資証券</td><td>英ポンド建配当非累積的永久優先出資証券</td></tr>
<tr><td colspan="2">当行普通株式への交換権は付与されません。</td></tr>
<tr><td>発行総額</td><td>未定</td><td>未定</td></tr>
<tr><td>資金使途</td><td colspan="2">当行に対する永久劣後特約付貸付に充当</td></tr>
<tr><td>優先順位</td><td colspan="2">本優先出資証券は、残余財産分配請求権において、当行が発行する優先株式と実質的に同順位</td></tr>
<tr><td>発行形態</td><td>SMFG Preferred Capital USD 1 Limitedに対して全額割り当てます。</td><td>SMFG Preferred Capital GBP 1 Limitedに対して全額割り当てます。</td></tr>
<tr><td>上場</td><td colspan="2">非上場</td></tr>
</table>

(注) 関係法令に基づく必要な届出、許認可の効力発生を前提としております。

有価証券関係（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

有価証券の範囲等

※1. 中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

※2. 「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

(1) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	平成18年9月末		
	中間連結貸借対照表計上額	時価	差額
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,828	375,729	△4,099
その他	9,917	10,139	222
合計	1,236,726	1,220,530	△16,195

（注）時価は、当中間連結会計期間末日における市場価格等に基づいております。

(2) その他有価証券で時価のあるもの

（金額単位 百万円）

	平成18年9月末		
	取得原価	中間連結貸借対照表計上額	評価差額
株式	1,975,076	3,624,863	1,649,787
債券	9,328,369	9,152,117	△176,252
国債	7,874,685	7,719,249	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,686	4,140,944	△34,742
合計	15,479,132	16,917,925	1,438,792

（注）1. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は1,243百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(3) 時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額

（金額単位 百万円）

	平成18年9月末
満期保有目的の債券	
その他	8,667
その他有価証券	
非上場株式（店頭売買株式を除く）	472,476
非上場債券	2,729,834
非上場外国証券	473,946
その他	393,974

有価証券関係（平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日）

有価証券の範囲等

※1. 中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の売掛債権等の信託受益権も含めて記載しております。

※2.「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	平成17年9月末	
	中間連結貸借対照表計上額	前中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	1,589,914	△1,296

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	平成17年9月末				
	中間連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	659,835	653,970	△5,865	948	6,813
地方債	58,545	57,397	△1,148	—	1,148
社債	69,747	68,907	△840	—	840
その他	27,678	28,120	441	441	—
合計	815,806	808,394	△7,411	1,390	8,802

(注) 1. 時価は、前中間連結会計期間末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	平成17年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	1,874,742	2,845,966	971,224	1,007,769	36,545
債券	12,400,547	12,317,414	△83,132	4,822	87,955
国債	10,723,139	10,649,794	△73,345	1,207	74,552
地方債	540,423	534,633	△5,790	939	6,729
社債	1,136,983	1,132,986	△3,997	2,676	6,673
その他	3,878,943	3,866,998	△11,944	34,002	45,947
合計	18,154,232	19,030,379	876,146	1,046,595	170,448

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円(費用)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円(費用)であります。
2. 中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。前中間連結会計期間におけるこの減損処理額は142百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

(5) 当該中間連結会計期間中に売却したその他有価証券

（金額単位 百万円）

	平成17年度中間期		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	24,072,115	86,571	13,986

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位 百万円）

	平成17年9月末
満期保有目的の債券	
非上場外国証券	233
その他	5,271
その他有価証券	
非上場株式(店頭売買株式を除く)	469,448
非上場債券	2,264,800
非上場外国証券	424,029
その他	255,131

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	平成17年9月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,338,479	7,357,651	2,618,161	3,056,053
国債	1,968,207	4,729,637	1,621,591	2,990,192
地方債	26,564	277,662	288,476	475
社債	343,707	2,350,350	708,093	65,385
その他	450,737	2,087,783	565,488	802,079
合計	2,789,216	9,445,435	3,183,649	3,858,132

金銭の信託関係
(平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日)

(1) 満期保有目的の金銭の信託

該当ありません。

(2) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

(金額単位 百万円)

	平成18年9月末		
	取得原価	中間連結貸借対照表計上額	評価差額
その他の金銭の信託	2,602	2,820	217

(注) 中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

その他有価証券評価差額金
(平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日)

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

	平成18年9月末
評価差額	1,439,004
その他有価証券	1,438,786
その他の金銭の信託	217
(△)繰延税金負債	584,262
その他有価証券評価差額金(持分相当額調整前)	854,741
(△)少数株主持分相当額	6,261
(+)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,809
その他有価証券評価差額金	850,289

(注) その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

金銭の信託関係
(平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日)

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

(金額単位 百万円)

	平成17年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	602	811	209	209	—

(注) 1. 中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金
(平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日)

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

	平成17年9月末
評価差額	877,328
その他有価証券	877,118
その他の金銭の信託	209
(△)繰延税金負債	355,482
その他有価証券評価差額金(持分相当額調整前)	521,845
(△)少数株主持分相当額	8,456
(+)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	653
その他有価証券評価差額金	514,042

(注) 1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円(費用)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円(費用)であります。
2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

デリバティブ取引関係（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

(1) 金利関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	金利先物	104,551,884	△951	△951
店頭	金利先渡契約	10,103,047	△516	△516
	金利スワップ	430,348,581	95,170	95,170
	金利スワップション	5,418,113	23,650	23,650
	キャップ	24,281,152	△23,902	△23,902
	フロアー	4,672,579	1,316	1,316
	その他	4,316,614	22,838	22,838
合計			117,605	117,605

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△183百万円(損失)であります。

(2) 通貨関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	20,049,213	90,411	45,306
	通貨スワップション	2,100,318	8,382	8,382
	為替予約	48,856,800	△54,205	△54,205
	通貨オプション	7,624,342	△61,336	△61,336
合計			△16,747	△61,853

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は74百万円(利益)であります。

(3) 株式関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	89,869	△21	△21
店頭	有価証券店頭オプション	183,359	0	0
合計			△21	△21

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	債券先物	1,860,765	△537	△537
店頭	債券先渡契約	68,993	1,693	1,693
	債券店頭オプション	104,000	△12	△12
合計			1,142	1,142

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	商品先物	14,496	△268	△268
店頭	商品スワップ	560,099	90,463	90,463
	商品オプション	43,822	5,768	5,768
合計			95,963	95,963

(注) 1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	1,321,566	1,118	1,118
	その他	175	△0	△0
合計			1,117	1,117

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

デリバティブ取引関係（平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日）

(1) 金利関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	金利先物	116,138,624	△6,184	△6,184
	金利オプション	1,082,176	20	20
店頭	金利先渡契約	6,215,118	111	111
	金利スワップ	411,106,356	151,231	151,231
	金利スワップション	5,201,157	17,173	17,173
	キャップ	24,906,956	△4,840	△4,840
	フロアー	726,587	650	650
	その他	930,361	5,305	5,305
合計			163,467	163,467

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△250百万円（損失）であります。

(2) 通貨関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	19,821,747	158,980	110,433
	通貨スワップション	2,271,416	13,409	13,409
	為替予約	45,519,103	△64,545	△64,545
	通貨オプション	5,989,932	△20,629	△20,629
	その他	—	—	—
合計			87,214	38,668

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△605百万円（損失）であります。

(3) 株式関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	148,101	23	23
	株式指数オプション	1,370	2	2
店頭	有価証券店頭オプション	37,365	152	152
	有価証券 店頭指数等スワップ	—	—	—
合計			178	178

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	債券先物	1,141,471	△4,279	△4,279
	債券先物オプション	51,012	40	40
店頭	債券先渡契約	269,191	1,393	1,393
	債券店頭オプション	1,131,734	3,265	3,265
合計			420	420

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	商品スワップ	356,081	12,781	12,781
	商品オプション	10,240	△117	△117
合計			12,664	12,664

（注）1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	192,332	871	871
	その他	1,944	△4	△4
合計			866	866

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

セグメント情報

(1)事業の種類別セグメント情報

(平成18年度中間期　自 平成18年4月1日　至 平成18年9月30日)　(金額単位　百万円)

	銀行業	その他事業	計	消去又は全社	連結
Ⅰ経常収益					
(1) 外部顧客に対する経常収益	1,232,543	119,995	1,352,539	—	1,352,539
(2) セグメント間の内部経常収益	18,351	75,274	93,626	(93,626)	—
計	1,250,895	195,270	1,446,165	(93,626)	1,352,539
経常費用	936,979	181,287	1,118,267	(84,492)	1,033,774
経常利益	313,915	13,982	327,898	(9,133)	318,765
Ⅱ資産	98,852,686	4,149,535	103,002,222	(2,952,678)	100,049,543

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) その他事業…………リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

(平成17年度中間期　自 平成17年4月1日　至 平成17年9月30日)　(金額単位　百万円)

	銀行業	その他事業	計	消去又は全社	連結
Ⅰ経常収益					
(1) 外部顧客に対する経常収益	1,188,262	116,781	1,305,043	—	1,305,043
(2) セグメント間の内部経常収益	15,829	71,054	86,884	(86,884)	—
計	1,204,092	187,836	1,391,928	(86,884)	1,305,043
経常費用	822,321	139,093	961,414	(79,299)	882,115
経常利益	381,771	48,742	430,513	(7,585)	422,928
Ⅱ資産	99,187,879	4,308,299	103,496,178	(3,654,744)	99,841,434

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1)銀行業……………………銀行業
(2)その他事業…………リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

(2) 所在地別セグメント情報

(平成18年度中間期　自 平成18年4月1日　至 平成18年9月30日)　　(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,058,689	119,153	81,991	92,704	1,352,539	—	1,352,539
(2) セグメント間の内部経常収益	44,782	21,822	2,849	27,032	96,487	(96,487)	—
計	1,103,472	140,976	84,841	119,737	1,449,026	(96,487)	1,352,539
経常費用	856,680	101,982	68,373	95,777	1,122,813	(89,039)	1,033,774
経常利益	246,791	38,993	16,468	23,960	326,213	(7,448)	318,765

(注) 1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

(平成17年度中間期　自 平成17年4月1日　至 平成17年9月30日)　　(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,126,550	77,198	46,207	55,087	1,305,043	—	1,305,043
(2) セグメント間の内部経常収益	28,022	20,627	1,741	15,872	66,264	(66,264)	—
計	1,154,572	97,826	47,949	70,960	1,371,308	(66,264)	1,305,043
経常費用	796,527	68,063	40,756	38,992	944,340	(62,225)	882,115
経常利益	358,045	29,762	7,192	31,967	426,967	(4,039)	422,928

(注) 1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

(3) 海外経常収益

(金額単位　百万円)

	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日
海外経常収益	178,493	293,849
連結経常収益	1,305,043	1,352,539
海外経常収益の連結経常収益に占める割合	13.7%	21.7%

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

中間財務諸表

当行の中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書については、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。
以下の中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書は、上記の中間財務諸表に基づいて作成しております。

中間貸借対照表

(金額単位　百万円)

科目	平成17年度中間期末 平成17年9月30日現在	平成18年度中間期末 平成18年9月30日現在	平成17年度末 平成18年3月31日現在
(資産の部)			
現金預け金	4,661,738	3,844,197 ※8	6,589,967
コールローン	607,319	1,275,484	576,909
買現先勘定	80,057	81,686	81,470
債券貸借取引支払保証金	2,165,749	1,067,359	1,956,650
買入手形	100,000	1,761	—
買入金銭債権	138,907	360,065 ※8	115,637
特定取引資産	3,368,665	3,085,593 ※8	3,694,791
金銭の信託	811	2,820	2,912
有価証券	23,039,486	22,047,445 ※1, 2, 8	25,202,541
貸出金	50,949,158	53,902,477 ※3, 4, 5, 6, 7, 8, 9	51,857,559
外国為替	823,751	868,028 ※7	877,570
その他資産	1,647,867	1,432,776 ※8	1,567,812
動産不動産	640,700	—	639,538
有形固定資産	—	553,697 ※10, 11, 15	—
無形固定資産	—	73,251	—
繰延税金資産	1,328,517	889,187	976,203
支払承諾見返	4,513,173	4,435,152	4,120,300
貸倒引当金	△772,141	△771,822	△816,437
資産の部合計	**93,293,761**	**93,149,162**	**97,443,428**
(負債の部)			
預金	63,380,886	66,147,242	65,070,784
譲渡性預金	2,602,639	2,393,807	3,151,382
コールマネー	2,172,456	2,547,399 ※8	2,833,865
売現先勘定	469,130	790,836 ※8	382,082
債券貸借取引受入担保金	3,612,024	3,141,635 ※8	2,709,084
売渡手形	3,795,800	—	5,104,100
特定取引負債	1,533,711	1,635,612	2,515,932
借用金	2,067,062	2,909,422 ※7, 8, 12	2,023,023
外国為替	431,622	333,041	449,560
社債	3,872,570	3,710,437 ※13	3,776,707
信託勘定借	42,260	50,733	318,597
その他負債	1,571,010	1,503,085	1,295,135
賞与引当金	8,239	8,277	8,691
ポイント引当金	—	792	—
日本国際博覧会出展引当金	284	—	—
特別法上の引当金	18	18 ※14	18
再評価に係る繰延税金負債	49,637	49,276 ※15	49,384
支払承諾	4,513,173	4,435,152 ※8	4,120,300
負債の部合計	**90,122,526**	**89,656,772**	**93,808,652**

(次ページに続く)

(中間貸借対照表続き)

(金額単位　百万円)

科目	平成17年度中間期末 平成17年9月30日現在	平成18年度中間期末 平成18年9月30日現在	平成17年度末 平成18年3月31日現在
(資本の部)			
資本金	664,986	—	664,986
資本剰余金	1,367,548	—	1,367,548
資本準備金	665,033	—	665,033
その他資本剰余金	702,514	—	702,514
利益剰余金	607,900	—	794,033
任意積立金	221,502	—	221,502
中間(当期)未処分利益	386,398	—	572,531
土地再評価差額金	24,488	—	24,716
その他有価証券評価差額金	506,310	—	783,491
資本の部合計	**3,171,235**	**—**	**3,634,776**
負債及び資本の部合計	**93,293,761**	**—**	**97,443,428**
(純資産の部)			
資本金	—	664,986	—
資本剰余金	—	1,367,548	—
資本準備金	—	665,033	—
その他資本剰余金	—	702,514	—
利益剰余金	—	677,810	—
その他利益剰余金	—	677,810	—
海外投資等損失準備金	—	0	—
行員退職積立金	—	1,656	—
別途準備金	—	219,845	—
繰越利益剰余金	—	456,308	—
自己株式	—	—	—
株主資本合計	—	2,710,345	—
その他有価証券評価差額金	—	841,657	—
繰延ヘッジ損益	—	△84,171	—
土地再評価差額金	—	24,558 ※15	—
評価・換算差額等合計	—	782,045	—
純資産の部合計	**—**	**3,492,390**	**—**
負債及び純資産の部合計	**—**	**93,149,162**	**—**

(注) 記載金額は、百万円未満を切り捨てて表示しております。

中間損益計算書

（金額単位　百万円）

科目	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
経常収益	**1,091,687**	**1,115,678**	**2,287,935**
資金運用収益	663,008	777,964	1,426,546
（うち貸出金利息）	(482,842)	(536,196)	(990,853)
（うち有価証券利息配当金）	(120,742)	(155,120)	(317,180)
信託報酬	4,284	1,407	8,626
役務取引等収益	220,503	219,239	474,972
特定取引収益	5,055	43,432	13,250
その他業務収益	158,767	55,870	273,861
その他経常収益	40,067	17,763 ※1	90,678
経常費用	**731,908**	**846,600**	**1,567,002**
資金調達費用	208,658	334,155	472,002
（うち預金利息）	(96,313)	(172,533)	(226,926)
役務取引等費用	57,070	59,752	108,296
特定取引費用	1,485	3,307	1,312
その他業務費用	17,757	91,580	63,613
営業経費	301,739	294,617 ※2	604,098
その他経常費用	145,197	63,187 ※3	317,679
経常利益	**359,778**	**269,078**	**720,933**
特別利益	**2,459**	**50,368** ※4	**34,763**
特別損失	**7,122**	**21,095** ※5, 6	**9,024**
税引前中間（当期）純利益	**355,115**	**298,351**	**746,672**
法人税、住民税及び事業税	**5,081**	**7,753**	**13,512**
法人税等調整額	**51,267**	**106,951**	**213,639**
中間（当期）純利益	**298,766**	**183,646**	**519,520**
前期繰越利益	**69,774**	—	**69,774**
土地再評価差額金取崩額	**17,856**	—	**17,629**
中間配当額	—	—	**34,393**
中間（当期）未処分利益	**386,398**	—	**572,531**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間株主資本等変動計算書（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

（金額単位 百万円）

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年3月31日残高	664,986	665,033	702,514	1,367,548
中間会計期間中の変動額				
海外投資等損失準備金取崩				
剰余金の配当				
中間純利益				
土地再評価差額金取崩				
株主資本以外の項目の中間会計期間中の変動額（純額）				
中間会計期間中の変動額合計	—	—	—	—
平成18年9月30日残高	664,986	665,033	702,514	1,367,548

（金額単位 百万円）

	株主資本						
	利益剰余金					自己株式	株主資本合計
	その他利益剰余金				利益剰余金合計		
	海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金			
平成18年3月31日残高	1	1,656	219,845	572,531	794,033	—	2,826,568
中間会計期間中の変動額							
海外投資等損失準備金取崩	△0			0	—		—
剰余金の配当				△300,027	△300,027		△300,027
中間純利益				183,646	183,646		183,646
土地再評価差額金取崩				157	157		157
株主資本以外の項目の中間会計期間中の変動額（純額）							
中間会計期間中の変動額合計	△0	—	—	△116,222	△116,223	—	△116,223
平成18年9月30日残高	0	1,656	219,845	456,308	677,810	—	2,710,345

（金額単位 百万円）

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成18年3月31日残高	783,491	—	24,716	808,207	3,634,776
中間会計期間中の変動額					
海外投資等損失準備金取崩					—
剰余金の配当					△300,027
中間純利益					183,646
土地再評価差額金取崩					157
株主資本以外の項目の中間会計期間中の変動額（純額）	58,166	△84,171	△157	△26,162	△26,162
中間会計期間中の変動額合計	58,166	△84,171	△157	△26,162	△142,385
平成18年9月30日残高	841,657	△84,171	24,558	782,045	3,492,390

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間財務諸表作成のための基本となる重要な事項（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

1. 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当中間会計期間中の受払利息等に、有価証券、金銭債権等については前事業年度末と当中間会計期間末における評価損益の増減額を、派生商品については前事業年度末と当中間会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

2. 有価証券の評価基準及び評価方法

(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間決算日前1カ月の市場価格の平均等、それ以外については中間決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。

(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.(1)と同じ方法により行っております。

3. デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

4. 固定資産の減価償却の方法

(1) 有形固定資産

有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建物　7年～50年

動産　2年～20年

(2) 無形固定資産

無形固定資産の減価償却は、定額法により償却しております。

なお、自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づいて償却しております。

5. 引当金の計上基準

(1) 貸倒引当金

貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は536,992百万円であります。

(2) 賞与引当金

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

(3) 退職給付引当金

退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生年度の従業員の平均残存勤務期間内の一定の年数（9年）による定額法により損益処理

数理計算上の差異：

各発生年度の従業員の平均残存勤務期間内の一定の年数（9年）による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理

(4) ポイント引当金

「One's plus」におけるポイントの将来の利用による負担に備えるため、未利用の付与済ポイントを金額に換算した残高のうち、将来利用される見込額を合理的に見積もり、必要と認める額を計上しております。

ポイント使用による費用は、従来はポイント使用時に費用処理しておりましたが、利用見込額を合理的に算定することが可能となったため、当中間会計期間よりポイント引当金を計上しております。この変更に伴い、従来の方法によった場合に比べ経常利益及び税引前中間純利益は792百万円それぞれ減少しております。

(5) 金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

6. 外貨建ての資産及び負債の本邦通貨への換算基準

外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。

7. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

8. ヘッジ会計の方法

・金利リスク・ヘッジ

金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円(税効果額控除前)、繰延ヘッジ利益の総額は44,682百万円(同前)であります。

・為替変動リスク・ヘッジ

異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・内部取引等

デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

9. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

10. 税効果会計に関する事項

中間会計期間に係る納付税額及び法人税等調整額は、当事業年度において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。

【中間財務諸表作成のための基本となる重要な事項の変更】

(貸借対照表の純資産の部の表示に関する会計基準)

「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号 平成17年12月9日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号 平成17年12月9日)が当中間会計期間から適用されることになったことから、以下のとおり表示を変更しております。

(1) 「資本の部」は「純資産の部」とし、株主資本及び評価・換算差額等に区分のうえ表示しております。
なお、当中間会計期間末における従来の「資本の部」の合計に相当する金額は3,576,561百万円であります。

(2) 「利益剰余金」に内訳表示していた「任意積立金」及び「中間未処分利益」は、「その他利益剰余金」の「海外投資等損失準備金」、「行員退職積立金」、「別途準備金」及び「繰越利益剰余金」として表示しております。

(3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。

(企業結合に係る会計基準等)

「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会 平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第7号 平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号 平成17年12月27日)が平成18年4月1日以後開始する事業年度から適用されることになったことに伴い、当中間会計期間から各会計基準及び同適用指針を適用しております。

(金融商品に関する会計基準)

「金融商品に係る会計基準」(企業会計審議会 平成11年1月22日)が平成18年8月11日付で一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する事業年度及び中間会計期間から適用されることになったことに伴い、当中間会計期間から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって中間貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円、「社債」は2,400百万円、それぞれ減少しております。

なお、平成18年3月31日に終了する事業年度の貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準実務対応報告第19号 平成18年8月11日)の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。

【表示方法の変更】

「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」(内閣府令第60号 平成18年4月28日)により改正され、平成18年4月1日以後開始される事業年度から適用されることになったことに伴い、当中間会計期間から以下のとおり表示を変更しております。

(1) 「動産不動産」は、「有形固定資産」「無形固定資産」又は「その他資産」に区分して表示しております。

(2) 「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。

注記事項（平成18年度中間期　自 平成18年4月1日　至 平成18年9月30日）

（中間貸借対照表関係）

※1.　関係会社の株式及び出資総額　1,625,547百万円

※2.　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,188百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は843,867百万円、当中間会計期間末に当該処分をせずに所有しているものは170,923百万円であります。

※3.　貸出金のうち、破綻先債権額は42,129百万円、延滞債権額は485,764百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4.　貸出金のうち、3カ月以上延滞債権額は33,648百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5.　貸出金のうち、貸出条件緩和債権額は271,960百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6.　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は833,503百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7.　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は807,877百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。

※8.　担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	40,501百万円
特定取引資産	53,278百万円
有価証券	5,564,463百万円
貸出金	512,885百万円
担保資産に対応する債務	
コールマネー	1,340,000百万円
売現先勘定	790,836百万円
債券貸借取引受入担保金	3,003,162百万円
借用金	893,600百万円
支払承諾	72,342百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,078百万円、買入金銭債権38,898百万円、特定取引資産848,721百万円、有価証券4,363,766百万円、貸出金1,621,611百万円を差し入れております。
また、その他資産のうち保証金は70,829百万円、先物取引差入証拠金は3,177百万円であります。

※9.　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、36,521,444百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが31,417,046百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10.　有形固定資産の減価償却累計額　449,799百万円

※11.　有形固定資産の圧縮記帳額　63,722百万円
（当中間会計期間圧縮記帳額　―百万円）

※12.　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,732,931百万円が含まれております。

※13.　社債には、劣後特約付社債1,867,007百万円が含まれております。

※14.　特別法上の引当金は金融先物取引責任準備金18百万円であります。

※15.　土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
再評価を行った年月日
平成10年3月31日及び平成14年3月31日
同法律第3条第3項に定める再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

（中間損益計算書関係）

※1.　その他経常収益には、株式等売却益14,742百万円を含んでおります。

※2.　減価償却実施額は下記のとおりであります。
有形固定資産　11,829百万円
無形固定資産　12,323百万円

※3.　その他経常費用には、貸出金償却39,937百万円、株式等償却5,924百万円及び延滞債権等を売却したことによる損失4,959百万円を含んでおります。

※4.　特別利益には、退職給付信託返還益36,330百万円及び貸倒引当金戻入益13,330百万円を含んでおります。

※5.　特別損失は、清算手続きに入った子会社の株式に係る損失18,203百万円、減損損失1,457百万円及び固定資産処分損1,434百万円であります。

※6.　当中間会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

（金額単位　百万円）

地域	主な用途	種類	減損損失額
首都圏	遊休資産　27物件	土地、建物等	873
近畿圏	遊休資産　11物件	土地、建物等	210
その他	遊休資産　12物件	土地、建物等	373

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。

当中間会計期間は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

(中間株主資本等変動計算書関係)

※1. 自己株式の種類及び株式数に関する事項

(単位 株)

	前事業年度末株式数	当中間会計期間増加株式数	当中間会計期間減少株式数	当中間会計期間末株式数
自己株式				
第一種優先株式(注)1	—	35,000	—	35,000
第二種優先株式(注)2	—	100,000	—	100,000
第三種優先株式(注)3	—	500,000	—	500,000
合計	—	635,000	—	635,000

(注) 1. 第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。
2. 第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。
3. 第三種優先株式の自己株式の増加500,000株は、平成18年9月29日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額

(金額単位 百万円)

	動産	その他	合計
取得価額相当額	4,960	64	5,024
減価償却累計額相当額	1,486	11	1,497
中間会計期間末残高相当額	3,474	52	3,527

・未経過リース料中間会計期間末残高相当額

(金額単位 百万円)

1年内	1年超	合計
736	2,854	3,591

・当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	465百万円
減価償却費相当額	415百万円
支払利息相当額	65百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引

・未経過リース料

(金額単位 百万円)

1年内	1年超	合計
15,996	75,388	91,384

有価証券関係 (平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日)

有価証券の範囲

中間貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権も含めて記載しております。

(1) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	平成18年9月末				
	中間貸借対照表計上額	時価	差額		
				うち益	うち損
国債	749,783	739,869	△9,914	153	10,067
地方債	96,997	94,594	△2,403	—	2,403
社債	379,828	375,729	△4,099	—	4,099
その他	9,687	9,908	221	221	—
合計	1,236,297	1,220,101	△16,195	374	16,570

(注) 1. 時価は、当中間会計期間末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(2) 子会社株式及び関連会社株式で時価のあるもの

(金額単位 百万円)

	平成18年9月末		
	中間貸借対照表計上額	時価	差額
子会社株式	43,569	111,894	68,325
関連会社株式	228,334	192,785	△35,549
合計	271,903	304,679	32,776

(注) 時価は、当中間会計期間末日における市場価格等に基づいております。

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	平成18年9月末				
	取得原価	中間貸借対照表計上額	評価差額		
				うち益	うち損
株式	1,942,381	3,564,457	1,622,075	1,639,651	17,575
債券	8,584,151	8,414,999	△169,151	618	169,770
国債	7,385,376	7,236,136	△149,240	30	149,270
地方債	454,442	444,430	△10,011	213	10,224
社債	744,332	734,432	△9,899	375	10,274
その他	3,862,211	3,826,718	△35,493	29,002	64,495
合計	14,388,744	15,806,175	1,417,430	1,669,272	251,841

(注) 1. 中間貸借対照表計上額は、株式については当中間会計期間末日前1カ月の市場価格の平均等に基づいて算定された額により、また、それ以外については、当中間会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. 上記の評価差額から繰延税金負債575,902百万円を差し引いた額841,528百万円が「その他有価証券評価差額金」に含まれております。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間貸借対照表価額とし、評価差額を当中間会計期間の損失として処理(以下、「減損処理」という。)しております。当中間会計期間におけるこの減損処理額は809百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価のない有価証券の主な内容及び中間貸借対照表計上額

(金額単位 百万円)

	平成18年9月末
子会社・関連会社株式	
子会社株式	1,148,319
関連会社株式	34,043
その他	47,689
その他有価証券	
非上場株式(店頭売買株式を除く)	383,671
非上場債券	2,698,066
非上場外国証券	309,834
その他	385,291

有価証券関係 (平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日)

有価証券の範囲

中間貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金も含めて記載しております。

(1) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	平成17年9月末				
	中間貸借対照表計上額	時価	差額	うち益	うち損
国債	659,635	653,770	△5,864	948	6,813
地方債	58,545	57,397	△1,148	—	1,148
社債	69,747	68,907	△840	—	840
その他	9,485	9,904	419	419	—
合計	797,413	789,979	△7,434	1,367	8,801

(注) 1. 時価は、前中間会計期間末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(2) 子会社株式及び関連会社株式で時価のあるもの

(金額単位 百万円)

	平成17年9月末		
	中間貸借対照表計上額	時価	差額
子会社株式	84,400	168,115	83,714
関連会社株式	177,883	211,068	33,185
合計	262,284	379,184	116,899

(注) 時価は、前中間会計期間末日における市場価格等に基づいております。

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	平成17年9月末				
	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
株式	1,837,822	2,783,210	945,387	980,079	34,692
債券	11,459,843	11,379,590	△80,253	2,917	83,171
国債	10,136,504	10,066,181	△70,322	136	70,459
地方債	457,006	451,521	△5,485	853	6,338
社債	866,332	861,887	△4,445	1,927	6,372
その他	3,629,035	3,615,472	△13,562	30,888	44,450
目的区分変更	—	—	66	66	—
合計	16,926,702	17,778,273	851,637	1,013,952	162,314

(注) 1. 中間貸借対照表計上額は、株式については前中間会計期間末日前1カ月の市場価格の平均等に基づいて算定された額により、また、それ以外については、前中間会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. 上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円(費用)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円(費用)であります。
その結果、資本直入処理の対象となる額は852,595百万円であり、同対象額から繰延税金負債346,409百万円を差し引いた額506,186百万円が「その他有価証券評価差額金」に含まれております。

4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間貸借対照表価額とし、評価差額を前中間会計期間の損失として処理(以下、「減損処理」という。)しております。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価のない有価証券の主な内容及び中間貸借対照表計上額

(金額単位 百万円)

	平成17年9月末
子会社・関連会社株式	
子会社株式	1,145,831
関連会社株式	34,043
その他	34,902
その他有価証券	
非上場株式(店頭売買株式を除く)	381,951
非上場債券	2,244,748
非上場外国証券	235,717
その他	247,502

(5) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	平成17年9月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,182,596	6,969,777	2,427,934	2,831,959
国債	1,895,970	4,613,181	1,450,069	2,766,595
地方債	9,889	217,942	281,759	475
社債	276,736	2,138,653	696,105	64,888
その他	347,444	1,961,790	530,657	626,189
合計	2,530,040	8,931,568	2,958,592	3,458,148

金銭の信託関係（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

（金額単位　百万円）

	平成18年9月末				
	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	2,602	2,820	217	236	18

(注) 1. 中間貸借対照表計上額は、当中間会計期間末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. 上記の評価差額から繰延税金負債88百万円を差し引いた額129百万円が「その他有価証券評価差額金」に含まれております。

金銭の信託関係（平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

（金額単位　百万円）

	平成17年9月末				
	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	602	811	209	209	—

(注) 1. 中間貸借対照表計上額は、前中間会計期間末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. 上記の評価差額から繰延税金負債85百万円を差し引いた額124百万円が「その他有価証券評価差額金」に含まれております。

デリバティブ取引関係（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

(1) 金利関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	金利先物	98,891,727	△945	△945
	金利オプション	—	—	—
店頭	金利先渡契約	600,000	41	41
	金利スワップ	387,480,246	110,887	110,887
	金利スワップション	4,737,683	22,018	22,018
	キャップ	788,181	△649	△649
	フロアー	152,098	731	731
合計			132,084	132,084

（注）上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(2) 通貨関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	11,505,177	12,725	△32,380
	通貨スワップション	2,100,318	8,382	8,382
	為替予約	36,477,521	4,156	4,156
	通貨オプション	7,354,734	△61,858	△61,858
合計			△36,594	△81,700

（注）上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(3) 株式関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	49,869	△3	△3
店頭	有価証券店頭オプション	34,000	—	—
合計			△3	△3

（注）上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	債券先物	1,860,765	△537	△537
	債券先物オプション	—	—	—
店頭	債券店頭オプション	104,000	△12	△12
合計			△550	△550

（注）上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	商品先物	3,245	△275	△275
	商品先物オプション	—	—	—
店頭	商品スワップ	560,099	90,463	90,463
	商品オプション	18,482	5,768	5,768
合計			95,956	95,956

（注）1. 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	412,000	△30	△30
	その他	175	△0	△0
合計			△31	△31

（注）上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

デリバティブ取引関係（平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日）

(1) 金利関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	金利先物	115,678,494	△6,189	△6,189
	金利オプション	634,125	△19	△19
店頭	金利先渡契約	775,000	△18	△18
	金利スワップ	373,101,827	168,855	168,855
	金利スワップション	4,662,418	15,296	15,296
	キャップ	1,091,079	△686	△686
	フロアー	242,861	1,632	1,632
合計			178,871	178,871

(注) 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(2) 通貨関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	11,372,586	91,970	43,424
	通貨スワップション	2,271,416	13,409	13,409
	為替予約	36,368,198	△3,567	△3,567
	通貨オプション	5,788,767	△20,653	△20,653
合計			81,159	32,612

(注) 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(3) 株式関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	147,470	22	22
店頭	有価証券店頭オプション	34,375	△4	△4
合計			18	18

(注) 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	債券先物	1,131,471	△4,427	△4,427
	債券先物オプション	51,012	40	40
店頭	債券店頭オプション	1,114,000	3,265	3,265
合計			△1,121	△1,121

(注) 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	商品スワップ	356,081	12,781	12,781
	商品オプション	9,694	△117	△117
合計			12,664	12,664

(注) 1. 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位 百万円）

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	141,000	14	14
	その他	1,944	△4	△4
合計			9	9

(注) 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

損益の状況（単体）

■国内・国際業務部門別粗利益

（単位　百万円、%）

区分	平成18年度中間期		
	国内業務部門	国際業務部門	合計
資金運用収益	491,654	290,077	3,767 777,964
資金調達費用	40,140	297,781	3,767 334,153
資金運用収支	451,514	△7,703	443,810
信託報酬	1,404	2	1,407
役務取引等収益	181,447	37,791	219,239
役務取引等費用	52,055	7,697	59,752
役務取引等収支	129,392	30,094	159,486
特定取引収益	1,394	42,038	43,432
特定取引費用	423	2,883	3,307
特定取引収支	971	39,154	40,125
その他業務収益	17,812	38,057	55,870
その他業務費用	61,038	30,541	91,580
その他業務収支	△43,226	7,516	△35,709
業務粗利益	540,056	69,064	609,120
業務粗利益率	1.61	0.98	1.50

（注）1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引及び海外店の取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定分等は国際業務部門に含めております。
2. 資金調達費用は金銭の信託運用見合費用（平成18年度中間期1百万円）を控除して表示しております。
3. 資金運用収益及び資金調達費用の合計欄の上段の計数は、国内業務部門と国際業務部門の間の資金貸借の利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
4. $業務粗利益率 = \frac{\frac{業務粗利益}{中間期中日数} \times 期中日数}{資金運用勘定平均残高} \times 100$

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内業務部門	平成18年度中間期		
	平均残高	利息	利回り
資金運用勘定	(138,041) 66,681,331	(79) 491,654	1.47%
うち貸出金	46,712,723	388,831	1.66
うち有価証券	17,673,733	88,797	1.00
うちコールローン	417,702	553	0.26
うち買現先勘定	19,749	0	0.00
うち債券貸借取引支払保証金	1,431,128	1,607	0.22
うち買入手形	96,052	21	0.04
うち預け金等	47,682	60	0.00
資金調達勘定	68,882,326	(3,688) 40,140	0.11
うち預金	57,538,883	17,088	0.05
うち譲渡性預金	2,833,138	1,830	0.12
うちコールマネー	1,990,078	1,186	0.11
うち売現先勘定	147,951	133	0.18
うち債券貸借取引受入担保金	739,075	634	0.17
うち売渡手形	1,907,027	220	0.02
うちコマーシャル・ペーパー	—	—	—
うち借用金	1,127,182	7,244	1.28
うち社債	2,279,763	11,478	1.00

（注）1. 資金運用勘定は無利息預け金の平均残高（平成18年度中間期1,312,748百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成18年度中間期2,607百万円）及び利息（平成18年度中間期1百万円）を、それぞれ控除して表示しております。
2.（　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。

（金額単位　百万円）

国際業務部門	平成18年度中間期		
	平均残高	利息	利回り
資金運用勘定	13,915,049	(3,688) 290,077	4.15%
うち貸出金	5,877,660	147,364	5.00
うち有価証券	4,118,281	66,322	3.21
うちコールローン	430,005	10,424	4.83
うち買現先勘定	109,811	2,228	4.04
うち債券貸借取引支払保証金	—	—	—
うち買入手形	—	—	—
うち預け金等	2,194,373	33,970	3.08
資金調達勘定	(138,041) 13,716,943	(79) 297,781	4.32
うち預金	7,814,450	155,445	3.96
うち譲渡性預金	518,279	13,704	5.27
うちコールマネー	259,450	5,816	4.47
うち売現先勘定	311,577	7,729	4.94
うち債券貸借取引受入担保金	1,586,886	32,400	4.07
うち売渡手形	—	—	—
うちコマーシャル・ペーパー	—	—	—
うち借用金	1,267,882	30,396	4.78
うち社債	1,442,264	24,771	3.42

（注）1. 資金運用勘定は無利息預け金の平均残高（平成18年度中間期40,719百万円）を控除して表示しております。
2. （　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式（前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

（金額単位　百万円）

合計	平成18年度中間期		
	平均残高	利息	利回り
資金運用勘定	80,458,339	777,964	1.92%
うち貸出金	52,590,383	536,196	2.03
うち有価証券	21,792,015	155,120	1.41
うちコールローン	847,708	10,977	2.58
うち買現先勘定	129,560	2,228	3.43
うち債券貸借取引支払保証金	1,431,128	1,607	0.22
うち買入手形	96,052	21	0.04
うち預け金等	2,242,055	34,030	3.02
資金調達勘定	82,461,229	334,153	0.80
うち預金	65,353,334	172,533	0.52
うち譲渡性預金	3,351,418	15,535	0.92
うちコールマネー	2,249,529	7,002	0.62
うち売現先勘定	459,529	7,863	3.41
うち債券貸借取引受入担保金	2,325,962	33,034	2.83
うち売渡手形	1,907,027	220	0.02
うちコマーシャル・ペーパー	—	—	—
うち借用金	2,395,065	37,641	3.13
うち社債	3,722,028	36,249	1.94

（注）1. 資金運用勘定は無利息預け金の平均残高（平成18年度中間期1,353,468百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成18年度中間期2,607百万円）及び利息（平成18年度中間期1百万円）を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。

■受取・支払利息の分析

（金額単位　百万円）

国内業務部門	平成18年度中間期		
	残高による増減	利率による増減	純増減
受取利息	7,224	△2,919	4,304
うち貸出金	22,881	△31,918	△9,037
うち有価証券	△12,281	27,761	15,479
うちコールローン	18	516	535
うち買現先勘定	0	0	0
うち債券貸借取引支払保証金	62	1,337	1,400
うち買入手形	1	15	16
うち預け金等	3	56	60
支払利息	△1,033	12,870	11,837
うち預金	178	11,075	11,254
うち譲渡性預金	△281	1,701	1,419
うちコールマネー	3	1,159	1,163
うち売現先勘定	△2	133	130
うち債券貸借取引受入担保金	△135	692	556
うち売渡手形	△21	222	200
うち借用金	6,137	△7,562	△1,424
うち社債	△1,270	△133	△1,404

（金額単位　百万円）

国際業務部門	平成18年度中間期		
	残高による増減	利率による増減	純増減
受取利息	25,400	86,424	111,824
うち貸出金	26,746	35,645	62,391
うち有価証券	5,726	13,171	18,897
うちコールローン	2,816	3,327	6,143
うち買現先勘定	△611	1,051	440
うち預け金等	1,112	9,064	10,177
支払利息	24,139	90,692	114,832
うち預金	9,750	55,215	64,965
うち譲渡性預金	10,876	846	11,722
うちコールマネー	1,854	1,846	3,701
うち売現先勘定	4,014	1,774	5,789
うち債券貸借取引受入担保金	△2,572	11,905	9,333
うち借用金	△5,116	5,440	323
うち社債	3,337	1,677	5,014

（金額単位　百万円）

合計	平成18年度中間期		
	残高による増減	利率による増減	純増減
受取利息	23,760	91,195	114,955
うち貸出金	23,804	29,549	53,354
うち有価証券	△11,517	45,895	34,377
うちコールローン	3,210	3,468	6,678
うち買現先勘定	△1,322	1,762	440
うち債券貸借取引支払保証金	62	1,337	1,400
うち買入手形	1	15	16
うち預け金等	1,648	8,588	10,237
支払利息	2,574	122,921	125,495
うち預金	3,750	72,469	76,220
うち譲渡性預金	△748	13,891	13,142
うちコールマネー	449	4,415	4,864
うち売現先勘定	999	4,920	5,919
うち債券貸借取引受入担保金	△16,752	26,642	9,889
うち売渡手形	△21	222	200
うち借用金	7,470	△8,571	△1,100
うち社債	△1,280	4,891	3,610

（注）1. 増減金額は、前年同期比を記載しております。
2. 残高及び利率の増減要因が重なる部分については、両者の増減割合に応じて按分しております。

■役務取引の状況

(金額単位　百万円)

区分	平成18年度中間期		
	国内業務部門	国際業務部門	合計
役務取引等収益	181,447	37,791	219,239
うち預金・貸出業務	5,333	14,620	19,953
うち為替業務	48,209	13,505	61,715
うち証券関連業務	11,344	536	11,881
うち代理業務	7,276	—	7,276
うち保護預り・貸金庫業務	3,445	—	3,445
うち保証業務	10,567	3,381	13,949
役務取引等費用	52,055	7,697	59,752
うち為替業務	9,377	2,548	11,926

■特定取引の状況

(金額単位　百万円)

区分	平成18年度中間期		
	国内業務部門	国際業務部門	合計
特定取引収益	1,394	42,038	43,432
うち商品有価証券収益	—	—	—
うち特定取引有価証券収益	—	—	—
うち特定金融派生商品収益	—	42,038	42,038
うちその他の特定取引収益	1,394	—	1,394
特定取引費用	423	2,883	3,307
うち商品有価証券費用	423	—	423
うち特定取引有価証券費用	—	2,883	2,883
うち特定金融派生商品費用	—	—	—
うちその他の特定取引費用	—	—	—

(注) 内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

■その他業務の状況

(金額単位　百万円)

区分	平成18年度中間期		
	国内業務部門	国際業務部門	合計
その他業務収支	△43,226	7,516	△35,709
うち国債等債券損益	△49,996	△11,696	△61,692
うち金融派生商品損益	△1,679	△12,176	△13,855
うち外国為替売買損益	—	31,622	31,622

預金（単体）

■預金・譲渡性預金

期末残高

（金額単位　百万円）

区分		平成18年度中間期末	
		金額	構成比
国内業務部門	流動性預金	38,905,363	64.9%
	定期性預金	18,661,632	31.2
	その他	617,379	1.0
	計	58,184,375	97.1
	譲渡性預金	1,725,717	2.9
	合計	59,910,092	100.0
国際業務部門	流動性預金	4,260,722	49.4
	定期性預金	661,861	7.7
	その他	3,040,282	35.2
	計	7,962,866	92.3
	譲渡性預金	668,090	7.7
	合計	8,630,957	100.0
総合計		68,541,049	—

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金

平均残高

（金額単位　百万円）

区分		平成18年度中間期
国内業務部門	流動性預金	39,113,285
	定期性預金	17,820,575
	その他	605,023
	計	57,538,883
	譲渡性預金	2,833,138
	合計	60,372,022
国際業務部門	流動性預金	4,142,352
	定期性預金	778,724
	その他	2,893,374
	計	7,814,450
	譲渡性預金	518,279
	合計	8,332,729
総合計		68,704,752

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■預金者別預金残高

（金額単位　百万円）

区分	平成18年度中間期末	
	金額	構成比
個人預金	33,815,971	53.9%
法人預金	28,883,451	46.1
預金残高	62,699,422	100.0

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

■投資信託純資産残高

（金額単位　百万円）

区分	平成18年度中間期末
個人	2,963,395
法人	116,839
合計	3,080,234

（注）投資信託純資産残高は約定基準で、（中間）期末の各ファンドの純資産額に基づいて計上しております。

■定期預金の残存期間別残高

（金額単位　百万円）

	平成18年度中間期末						
	3カ月未満	3カ月以上 6カ月未満	6カ月以上 1年未満	1年以上 2年未満	2年以上 3年未満	3年以上	合計
定期預金	5,994,704	4,059,675	4,799,413	1,443,306	1,399,396	1,626,947	19,323,444
うち固定自由金利定期預金	5,397,661	4,019,733	4,784,751	1,433,381	1,378,361	1,222,852	18,236,742
うち変動自由金利定期預金	—	—	—	5,100	15,650	404,090	424,840

（注）本表の預金残高には、積立定期預金を含めておりません。

貸出（単体）

■貸出金残高

期末残高

（金額単位　百万円）

区分		平成18年度中間期末
国内業務部門	手形貸付	2,626,168
	証書貸付	35,565,892
	当座貸越	9,133,649
	割引手形	345,865
	計	47,671,576
国際業務部門	手形貸付	539,420
	証書貸付	5,578,851
	当座貸越	105,297
	割引手形	7,331
	計	6,230,901
合計		53,902,477

平均残高

（金額単位　百万円）

区分		平成18年度中間期
国内業務部門	手形貸付	2,653,559
	証書貸付	35,283,246
	当座貸越	8,459,819
	割引手形	316,097
	計	46,712,723
国際業務部門	手形貸付	523,467
	証書貸付	5,226,118
	当座貸越	120,451
	割引手形	7,623
	計	5,877,660
合計		52,590,383

（注）国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■貸出金使途別残高

（金額単位　百万円）

区分	平成18年度中間期末	
	金額	構成比
設備資金	20,771,364	38.5%
運転資金	33,131,113	61.5
合計	53,902,477	100.0

■貸出金の担保別内訳

（金額単位　百万円）

区分	平成18年度中間期末
有価証券	874,129
債権	1,111,344
商品	—
不動産	6,714,799
その他	321,385
計	9,021,658
保証	22,378,312
信用	22,502,506
合計	53,902,477

■貸出金の残存期間別残高

（金額単位　百万円）

	平成18年度中間期末						
	1年以下	1年超 3年以下	3年超 5年以下	5年超 7年以下	7年超	期間の定めのないもの	合計
貸出金	9,174,988	8,080,316	7,640,441	3,221,954	16,545,829	9,238,947	53,902,477
うち変動金利		6,480,275	6,155,250	2,626,719	15,555,837	9,238,947	48,095,787
うち固定金利		1,600,040	1,485,190	595,235	989,991	—	5,806,689

（注）残存期間1年以下の貸出金については、変動金利、固定金利の区別をしておりません。

■貸出金の業種別構成

（金額単位　百万円）

区分		平成18年度中間期末 金額	構成比
国内店	製造業	5,215,867	10.8%
	農業、林業、漁業及び鉱業	132,045	0.3
	建設業	1,209,362	2.5
	運輸、情報通信、公益事業	2,786,748	5.7
	卸売・小売業	5,060,573	10.4
	金融・保険業	5,523,470	11.4
	不動産業	6,407,086	13.2
	各種サービス業	5,943,919	12.2
	地方公共団体	522,672	1.1
	その他	15,696,483	32.4
	合計	48,498,229	100.0
海外店	政府等	25,386	0.5
	金融機関	297,156	5.5
	商工業	4,813,446	89.1
	その他	268,257	4.9
	合計	5,404,247	100.0
総合計		53,902,477	—

（注）海外店には特別国際金融取引勘定分を含めております。

■個人・中小企業等に対する貸出金及び割合

（単位　百万円、%）

区分	平成18年度中間期末
総貸出金残高（A）	48,498,229
中小企業等貸出金残高（B）	36,114,517
（B）／（A）	74.5

（注）1. 貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。
2. 中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

■消費者ローン残高

（金額単位　百万円）

区分	平成18年度中間期末
消費者ローン残高	14,531,670
住宅ローン残高	13,583,819
うち自己居住用の住宅ローン残高	9,915,204
その他ローン残高	947,851

（注）住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

■貸倒引当金明細表

平成17年度中間期

（金額単位　百万円）

区分	前期末残高	中間期増加額	中間期減少額		中間期末残高	摘要
			目的使用	その他		
一般貸倒引当金	（△1,989） 419,545	393,220	—	*419,545	393,220	*洗替による取崩額
個別貸倒引当金	（△124） 567,760	375,193	315,214	*252,546	375,193	*洗替による取崩額
特定海外債権引当勘定	3,930	3,727	—	*3,930	3,727	*洗替による取崩額
計	（△2,114） 991,236	772,141	315,214	676,022	772,141	

（注）（　）内は為替換算差額であります。

平成18年度中間期

（金額単位　百万円）

区分	前期末残高	中間期増加額	中間期減少額		中間期末残高	摘要
			目的使用	その他		
一般貸倒引当金	（△471） 573,007	553,458	—	*573,007	553,458	*洗替による取崩額
個別貸倒引当金	（△12） 241,558	216,056	31,767	*209,791	216,056	*洗替による取崩額
特定海外債権引当勘定	2,354	2,307	—	*2,354	2,307	*洗替による取崩額
計	（△483） 816,920	771,822	31,767	785,153	771,822	

（注）（　）内は為替換算差額であります。

■貸出金償却額

（金額単位　百万円）

区分	平成17年度中間期	平成18年度中間期
貸出金償却額	16,804	39,937

（注）直接減額を含んでおります。

■特定海外債権残高

（金額単位　百万円）

国別	平成18年度中間期末
インドネシア	34,803
アルゼンチン	2
その他	—
合計	34,806
資産の総額に対する割合	0.03%
国数	2カ国

■リスク管理債権（連結・単体）

連結

（金額単位　百万円）

区分	平成17年度中間期末	平成18年度中間期末	平成17年度末
破綻先債権①	90,003	65,026	59,681
延滞債権②	1,058,101	620,473	694,658
3カ月以上延滞債権③	53,845	36,865	24,571
貸出条件緩和債権④	553,812	406,751	440,471
合計	1,755,763	1,129,117	1,219,383

単体

（金額単位　百万円）

区分	平成17年度中間期末	平成18年度中間期末	平成17年度末
破綻先債権①	72,184	42,129	40,914
延滞債権②	898,868	485,764	551,083
3カ月以上延滞債権③	51,310	33,648	23,446
貸出条件緩和債権④	329,258	271,960	298,728
合計	1,351,621	833,503	914,173

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金

②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金

③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）

④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①～③）

■金融再生法に基づく開示債権（単体）

（金額単位　億円）

区分	平成17年度中間期末	平成18年度中間期末	平成17年度末
破産更生債権及びこれらに準ずる債権①	3,017	1,360	1,645
危険債権②	7,238	4,251	4,734
要管理債権③	3,805	3,056	3,222
（小計）	(14,060)	(8,667)	(9,601)
正常債権④	549,707	584,421	559,849
合計	563,767	593,088	569,450

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第7条に基づき開示するものであり、同法第6条に基づき、貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定並びに欄外に注記することとされている有価証券の貸付けを行っている場合のその有価証券（使用貸借又は賃貸借契約によるものに限る。）について債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

①「破産更生債権及びこれらに準ずる債権」：破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権

②「危険債権」：債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権

③「要管理債権」：3カ月以上延滞債権及び貸出条件緩和債権（除く①、②）

④「正常債権」：債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権

証券（単体）

■有価証券残高

期末残高

（金額単位　百万円）

区分		平成18年度中間期末
国内業務部門	国債	7,985,919
	地方債	541,427
	社債	3,812,327
	株式	4,539,778
	その他	967,351
	うち外国債券	
	うち外国株式	
	計	17,846,805
国際業務部門	国債	—
	地方債	—
	社債	—
	株式	—
	その他	4,200,640
	うち外国債券	2,967,430
	うち外国株式	1,233,209
	計	4,200,640
合計		22,047,445

平均残高

（金額単位　百万円）

区分		平成18年度中間期
国内業務部門	国債	9,551,449
	地方債	556,969
	社債	3,740,184
	株式	2,910,406
	その他	914,724
	うち外国債券	
	うち外国株式	
	計	17,673,733
国際業務部門	国債	—
	地方債	—
	社債	—
	株式	—
	その他	4,118,281
	うち外国債券	2,880,924
	うち外国株式	1,237,356
	計	4,118,281
合計		21,792,015

（注）国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■有価証券残存期間別残高

（金額単位　百万円）

	平成18年度中間期末							
	1年以下	1年超3年以下	3年超5年以下	5年超7年以下	7年超10年以下	10年超	期間の定めのないもの	合計
国債	3,719,628	64,985	991,821	583,990	224,614	2,400,878	—	7,985,919
地方債	38,570	125,006	62,685	212,684	102,044	436	—	541,427
社債	509,253	1,021,126	1,174,940	618,922	383,714	104,370	—	3,812,327
株式	—	—	—	—	—	—	4,539,778	4,539,778
その他	1,034,674	567,480	472,105	128,415	711,309	524,171	1,729,834	5,167,991
うち外国債券	980,998	516,729	361,684	86,187	582,370	408,638	30,822	2,967,430
うち外国株式	—	—	13,650	—	7,464	106,657	1,105,437	1,233,209

自己資本比率

自己資本比率は、銀行法第14条の2の規定に基づき自己資本比率の基準を定める件(平成5年大蔵省告示第55号)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

■連結自己資本比率(国際統一基準)

当行は自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」(日本公認会計士協会業種別監査委員会報告第30号)に基づき、あずさ監査法人の外部監査を受けております。
なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当行あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。

(金額単位 百万円)

項目			平成17年度中間期末	平成18年度中間期末	平成17年度末
基本的項目	資本金		664,986	664,986	664,986
	うち非累積的永久優先株		／	／	／
	新株式申込証拠金		—	—	—
	資本剰余金		1,603,512	1,603,512	1,603,512
	利益剰余金		290,063	448,757	242,524
	自己株式(△)		—	—	—
	自己株式申込証拠金		—	—	—
	社外流出予定額(△)		—	—	—
	その他有価証券の評価差損(△)		—	—	—
	為替換算調整勘定		△64,127	△52,757	△44,568
	新株予約権		—	4	—
	連結子会社の少数株主持分		1,037,158	1,025,875	1,074,933
	うち海外特別目的会社の発行する優先出資証券		827,528	835,970	835,214
	営業権相当額(△)		7	5	6
	のれん相当額(△)		—	—	—
	企業結合等により計上される無形固定資産相当額(△)		—	—	—
	連結調整勘定相当額(△)		—	—	—
	繰延税金資産の控除前の〔基本的項目〕計(上記各項目の合計額)		—	3,690,374	3,541,382
	繰延税金資産の控除金額(△)		—	—	—
	計	(A)	3,531,587	3,690,374	3,541,382
	うちステップ・アップ金利条項付の優先出資証券		203,778	212,220	211,464
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		395,212	648,516	605,793
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		39,875	39,709	39,934
	一般貸倒引当金		575,383	694,015	722,147
	負債性資本調達手段等		2,710,942	2,595,141	2,657,378
	うち永久劣後債務		1,119,646	1,126,153	1,035,778
	うち期限付劣後債務及び期限付優先株		1,591,295	1,468,987	1,621,600
	計		3,721,413	3,977,382	4,025,254
	うち自己資本への算入額	(B)	3,531,587	3,690,374	3,541,382
準補完的項目	短期劣後債務		—	—	—
	うち自己資本への算入額	(C)	—	—	—
控除項目	控除項目	(D)	263,081	264,544	308,195
自己資本額	(A)+(B)+(C)−(D)	(E)	6,800,093	7,116,203	6,774,569
リスク・アセット等	資産(オン・バランス)項目		54,609,727	58,769,353	56,513,824
	オフ・バランス取引項目		5,747,789	6,363,767	5,990,301
	信用リスク・アセットの額	(F)	60,357,517	65,133,120	62,504,126
	マーケット・リスク相当額に係る額((H)/8%)	(G)	411,599	364,429	383,276
	(参考)マーケット・リスク相当額	(H)	32,927	29,154	30,662
	計 ((F)+(G))	(I)	60,769,116	65,497,549	62,887,402
連結自己資本比率(国際統一基準)=(E)/(I)×100			11.19%	10.86%	10.77%

■単体自己資本比率（国際統一基準）

当行は自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。
なお、当該外部監査は、財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当行あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。

（金額単位　百万円）

項目			平成17年度中間期末	平成18年度中間期末	平成17年度末
基本的項目	資本金		664,986	664,986	664,986
	うち非累積的永久優先株		／	／	／
	新株式申込証拠金		—	—	—
	資本準備金		665,033	665,033	665,033
	その他資本剰余金		702,514	702,514	702,514
	利益準備金		—	—	—
	その他利益剰余金		—	676,709	—
	任意積立金		221,502	—	221,502
	中間未処分利益		350,825	—	271,368
	その他		830,042	838,728	840,794
	自己株式（△）		—	—	—
	自己株式申込証拠金		—	—	—
	社外流出予定額（△）		—	—	—
	その他有価証券の評価差損（△）		—	—	—
	新株予約権		—	—	—
	営業権相当額（△）		—	—	—
	のれん相当額（△）		—	—	—
	企業結合により計上される無形固定資産相当額（△）		—	—	—
	繰延税金資産の控除前の〔基本的項目〕計（上記各項目の合計額）		—	3,547,973	3,366,200
	繰延税金資産の控除金額（△）		—	—	—
	計	(A)	3,434,905	3,547,973	3,366,200
	うちステップ・アップ金利条項付の優先出資証券		203,778	212,220	211,464
補完的項目	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		383,762	637,941	593,853
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		33,356	33,225	33,345
	一般貸倒引当金		393,220	553,458	572,536
	負債性資本調達手段等		2,671,942	2,523,141	2,605,378
	うち永久劣後債務		1,119,646	1,114,153	1,028,778
	うち期限付劣後債務及び期限付優先株		1,552,295	1,408,987	1,576,600
	計		3,482,281	3,747,767	3,805,114
	うち自己資本への算入額	(B)	3,434,905	3,547,973	3,366,200
準補完的項目	短期劣後債務		—	—	—
	うち自己資本への算入額	(C)	—	—	—
控除項目	控除項目	(D)	108,278	104,290	95,734
自己資本額	(A)＋(B)＋(C)－(D)	(E)	6,761,532	6,991,656	6,636,666
リスク・アセット等	資産（オン・バランス）項目		50,631,175	54,511,090	52,482,811
	オフ・バランス取引項目		5,329,245	6,047,594	5,676,962
	信用リスク・アセットの額	(F)	55,960,420	60,558,685	58,159,773
	マーケット・リスク相当額に係る額（(H)/8％）	(G)	343,555	305,602	303,674
	（参考）マーケット・リスク相当額	(H)	27,484	24,448	24,293
	計　((F)＋(G))	(I)	56,303,976	60,864,287	58,463,447
単体自己資本比率（国際統一基準）＝(E)/(I)×100			12.00%	11.48%	11.35%

（補足）

「連結自己資本比率（国際統一基準）」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率（国際統一基準）」における「基本的項目」の中の「その他」に含まれております優先出資証券につきましては、57～58ページに掲載しております。

諸比率（単体）

■利益率

（単位　%）

区分	平成18年度中間期
総資産経常利益率	0.58
資本経常利益率	19.83
総資産中間純利益率	0.39
資本中間純利益率	13.53

（注）1. 総資産経常利益率＝ $\dfrac{\dfrac{\text{経常利益}}{\text{中間期中日数}}\times\text{期中日数}}{\text{総資産(除く支払承諾見返)平均残高}}\times 100$

2. 資本経常利益率＝ $\dfrac{\dfrac{(\text{経常利益}-\text{優先株式配当金総額})}{\text{中間期中日数}}\times\text{期中日数}}{\{(\text{期首資本勘定(除く優先株式)})+(\text{期末純資産(除く優先株式)})\}\div 2}\times 100$

3. 総資産中間純利益率＝ $\dfrac{\dfrac{\text{中間純利益}}{\text{中間期中日数}}\times\text{期中日数}}{\text{総資産(除く支払承諾見返)平均残高}}\times 100$

4. 資本中間純利益率＝ $\dfrac{\dfrac{(\text{中間純利益}-\text{優先株式配当金総額})}{\text{中間期中日数}}\times\text{期中日数}}{\{(\text{期首資本勘定(除く優先株式)})+(\text{期末純資産(除く優先株式)})\}\div 2}\times 100$

■利鞘

（単位　%）

区分		平成18年度中間期
国内業務部門	資金運用利回り	1.47
	資金調達原価	0.88
	総資金利鞘	0.59
国際業務部門	資金運用利回り	4.15
	資金調達原価	4.79
	総資金利鞘	△0.64
合計	資金運用利回り	1.92
	資金調達原価	1.52
	総資金利鞘	0.40

■預貸率

（単位　百万円、%）

区分			平成18年度中間期末
国内業務部門	貸出金	(A)	47,671,576
	預金	(B)	59,910,092
	預貸率	(A)/(B)	79.57
		期中平均	77.37
国際業務部門	貸出金	(A)	6,230,901
	預金	(B)	8,630,957
	預貸率	(A)/(B)	72.19
		期中平均	70.53
合計	貸出金	(A)	53,902,477
	預金	(B)	68,541,049
	預貸率	(A)/(B)	78.64
		期中平均	76.54

（注）預金には譲渡性預金を含めております。

■預証率

（単位　百万円、%）

区分			平成18年度中間期末
国内業務部門	有価証券	(A)	17,846,805
	預金	(B)	59,910,092
	預証率	(A)/(B)	29.78
		期中平均	29.27
国際業務部門	有価証券	(A)	4,200,640
	預金	(B)	8,630,957
	預証率	(A)/(B)	48.66
		期中平均	49.42
合計	有価証券	(A)	22,047,445
	預金	(B)	68,541,049
	預証率	(A)/(B)	32.16
		期中平均	31.71

（注）預金には譲渡性預金を含めております。

資本の状況（単体）

■資本金・株式の総数等（平成18年9月30日現在）

資本金		664,986	百万円
発行済株式の内容	普通株式	56,202,668	株
	第一種優先株式	35,000	株
	第二種優先株式	100,000	株
	第三種優先株式	695,000	株
	第1回第六種優先株式	70,001	株
	計	57,102,669	株

（注）上記株式は証券取引所に上場されておりません。

■議決権の状況

①発行済株式

区分	株式数	議決権の数
無議決権株式（注）	優先株式　900,001株	—個
議決権制限株式（自己株式等）	—	—
議決権制限株式（その他）	—	—
完全議決権株式（自己株式等）	—	—
完全議決権株式（その他）	普通株式　56,202,668	56,202,668
単元未満株式	—	—
発行済株式総数	57,102,669	—
総株主の議決権	—	56,202,668

（注）「無議決権株式」の欄には、当行所有の自己株式（第一種優先株式35,000株、第二種優先株式100,000株、第三種優先株式500,000株）が含まれております。

②自己株式等

該当ありません。

■大株主

①普通株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	56,202,668株	100.00%

②第三種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	195,000株	28.05%

③第1回第六種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	70,001株	100.00%

（注）当行が所有する自己株式（第一種優先株式35,000株、第二種優先株式100,000株及び第三種優先株式500,000株）は、上記に含めておりません。

その他（単体）

■支払承諾見返の担保別内訳

（金額単位　百万円）

区分	平成18年度中間期末
有価証券	22,858
債権	26,882
商品	4,785
不動産	60,251
その他	22,103
計	136,882
保証	546,882
信用	3,751,388
合計	4,435,152

信託業務の状況（単体）

■信託財産残高表

（金額単位　百万円）

科目	平成18年度中間期末
（資産）	
貸出金	**8,080**
証書貸付	8,080
有価証券	**241,904**
国債	137,899
社債	12,000
外国証券	92,004
受託有価証券	**33,297**
金銭債権	**708,378**
住宅貸付債権	131,785
その他の金銭債権	576,593
その他債権	**1,009**
銀行勘定貸	**50,733**
現金預け金	**245,401**
預け金	245,401
資産合計	**1,288,805**
（負債）	
金銭信託	**529,687**
有価証券の信託	**33,297**
金銭債権の信託	**595,876**
包括信託	**129,944**
負債合計	**1,288,805**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

■金銭信託等の期末受託残高

（金額単位　百万円）

区分	平成18年度中間期末
金銭信託	529,687
年金信託	—
財産形成給付信託	—
貸付信託	—
合計	529,687

（注）金銭信託等とは、金銭信託、年金信託、財産形成給付信託及び貸付信託であります。

■元本補てん契約のある信託の種類別期末受託残高

該当ありません。

■元本補てん契約のある信託に係る貸出金のリスク管理債権

該当ありません。

■信託期間別元本残高

（金額単位　百万円）

区分	平成18年度中間期末
金銭信託	
1年未満	80,378
1年以上2年未満	8,758
2年以上5年未満	286,063
5年以上	148,821
その他のもの	—
合計	524,021
貸付信託	
1年未満	—
1年以上2年未満	—
2年以上5年未満	—
5年以上	—
その他のもの	—
合計	—

■金銭信託等の期末運用残高

(金額単位　百万円)

区分	平成18年度中間期末
金銭信託	
貸出金	8,080
有価証券	241,904
合計	249,984
年金信託	
貸出金	—
有価証券	—
合計	—
財産形成給付信託	
貸出金	—
有価証券	—
合計	—
貸付信託	
貸出金	—
有価証券	—
合計	—
貸出金合計	8,080
有価証券合計	241,904
貸出金及び有価証券合計	249,984

■貸出金の科目別期末残高

(金額単位　百万円)

区分	平成18年度中間期末
証書貸付	8,080
手形貸付	—
割引手形	—
合計	8,080

■貸出金の契約期間別期末残高

(金額単位　百万円)

区分	平成18年度中間期末
1年以下	1,580
1年超3年以下	1,300
3年超5年以下	4,000
5年超7年以下	—
7年超	1,200
合計	8,080

■貸出金の担保別残高

(金額単位　百万円)

区分	平成18年度中間期末
有価証券	—
債権	—
土地建物	—
工場	—
財団	—
船舶	—
その他	—
計	—
保証	3,000
信用	5,080
合計	8,080

■貸出金の使途別残高

（金額単位　百万円）

区分	平成18年度中間期末	
	金額	構成比
設備資金	4,000	49.50%
運転資金	4,080	50.50
合計	8,080	100.00

■業種別貸出金内訳

（金額単位　百万円）

区分	平成18年度中間期末	
	金額	構成比
製造業	1,000	12.38%
農業、林業、漁業及び鉱業	—	—
建設業	—	—
運輸、情報通信、公益事業	4,880	60.39
卸売・小売業	1,000	12.38
金融・保険業	1,200	14.85
不動産業	—	—
各種サービス業	—	—
地方公共団体	—	—
その他	—	—
合計	8,080	100.00

■中小企業等に対する貸出金状況

（単位　百万円、件、%）

区分	平成18年度中間期末
中小企業等貸出金残高①	4,880
総貸出金残高②	8,080
中小企業等貸出金比率①/②	60.39
中小企業等貸出先件数③	5
総貸出先件数④	8
中小企業等貸出先件数比率③/④	62.50

（注）中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

■金銭信託等の有価証券期末残高

（金額単位　百万円）

区分	平成18年度中間期末	
	金額	構成比
国債	137,899	57.01%
地方債	—	—
短期社債	—	—
社債	12,000	4.96
株式	—	—
その他の証券	92,004	38.03
合計	241,904	100.00

三井住友フィナンシャルグループの業務内容

1. 経営管理

銀行、その他銀行法により子会社とすることができる会社の経営管理を行っています。

2. その他

上記の業務に附帯する業務を行っています。

三井住友銀行の業務内容

1. 預金業務

(1) 預金

当座預金、普通預金、貯蓄預金、通知預金、定期預金、別段預金、納税準備預金、非居住者円預金、外貨預金などを取り扱っています。

(2) 譲渡性預金

譲渡可能な定期預金を取り扱っています。

2. 貸出業務

(1) 貸付

手形貸付、証書貸付および当座貸越を取り扱っています。

(2) 手形の割引

銀行引受手形、商業手形および荷付為替手形の割引を取り扱っています。

3. 商品有価証券売買業務

国債等公共債の売買業務を行っています。

4. 有価証券投資業務

預金の支払い準備および資金運用のため、国債、地方債、社債、株式、その他の証券に投資しています。

5. 内国為替業務

送金為替、振込および代金取立等を取り扱っています。

6. 外国為替業務

輸出、輸入および外国送金その他外国為替に関する各種業務を行っています。

7. 金融先物取引等の受託等業務

金融先物・オプション取引、証券先物・オプション取引の受託および金利先渡取引・為替先渡取引業務を行っています。

8. 社債受託および登録業務

社債の募集、管理の受託、担保付社債の担保に関する受託業務および登録に関する業務を行っています。

9. 信託業務

資産流動化業務に関する金銭債権の受託等の信託業務および信託代理店業務を行っています。

10. 主な附帯業務

(1) 債務の保証（支払承諾）

(2) 有価証券の貸付

(3) 公共債の引受および窓口販売業務

(4) 金銭債権の取得および譲渡（コマーシャルペーパー等の取り扱い）

(5) 公共債の募集・管理の受託業務

(6) 代理業務（中小企業金融公庫、国民生活金融公庫等の代理貸付業務等）

(7) 金銭出納事務等（地方公共団体の指定金融機関業務、日本銀行代理店業務等、および株式払込金の受入・配当金支払い事務等）

(8) 保護預りおよび貸金庫業務

(9) 両替業務

(10) 金融等デリバティブ・有価証券店頭デリバティブ取引等

(11) 金の売買

(12) 投資信託の受益証券の窓口販売業務

(13) 証券仲介業務

(14) 保険募集業務

中間決算公告（写）

銀行法第52条の28に基づいて、下記の中間決算公告を行いました。なお、同法第52条の29第1項の規定により、本中間決算公告を本誌に掲載しております。

第５期中間決算公告

東京都千代田区有楽町一丁目１番２号
平成18年12月６日　　株式会社三井住友フィナンシャルグループ
取締役社長　北　山　禎　介

中間連結貸借対照表（平成18年９月30日現在）

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	4,010,986	預金	72,165,553
コールローン及び買入手形	1,462,077	譲渡性預金	2,492,353
買現先勘定	110,257	コールマネー及び売渡手形	2,562,041
債券貸借取引支払保証金	1,178,045	売現先勘定	805,915
買入金銭債権	940,702	債券貸借取引受入担保金	3,141,635
特定取引資産	3,404,589	特定取引負債	1,932,323
金銭の信託	2,820	借用金	3,061,744
有価証券	22,351,635	外国為替	329,273
貸出金	59,184,457	短期社債	405,100
外国為替	929,490	社債	4,155,770
その他資産	3,257,139	信託勘定借	50,733
有形固定資産	706,702	その他負債	2,920,902
無形固定資産	228,885	賞与引当金	22,868
リース資産	991,699	退職給付引当金	33,864
繰延税金資産	1,023,325	特別法上の引当金	1,136
支払承諾見返	3,748,150	繰延税金負債	49,876
貸倒引当金	△ 978,999	再評価に係る繰延税金負債	49,929
		支払承諾	3,748,150
		負債の部合計	97,929,171
		（純資産の部）	
		資本金	1,420,877
		資本剰余金	276,570
		利益剰余金	1,188,399
		自己株式	△ 50,178
		株主資本合計	2,835,668
		その他有価証券評価差額金	823,213
		繰延ヘッジ損益	△ 88,079
		土地再評価差額金	37,948
		為替換算調整勘定	△ 47,909
		評価・換算差額等合計	725,173
		新株予約権	4
		少数株主持分	1,061,946
		純資産の部合計	4,622,792
資産の部合計	102,551,964	負債及び純資産の部合計	102,551,964

<中間連結貸借対照表及び中間連結損益計算書の作成方針>

(1)連結の範囲に関する事項

①連結される子会社及び子法人等　　１７６社

主要な会社名　　株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、株式会社日本総研ソリューションズ他２１社は新規設立等により、当中間連結会計期間から連結される子会社及び子法人等としております。

住銀保証株式会社他１社は合併等により連結される子会社でなくなったため、当中間連結会計期間より連結される子会社から除外しております。また、エスエムエルシー・マホガニー有限会社他５社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結される子会社から除外し、持分法非適用の非連結の子会社としております。

②非連結の子会社及び子法人等

主要な会社名　　SBCS Co., Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他１１８社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結の子会社及び子法人等の総資産、経常収益、中間純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(2)持分法の適用に関する事項

①持分法適用の非連結の子法人等　　３社

主要な会社名　　SBCS Co., Ltd.

②持分法適用の関連法人等　　５８社

主要な会社名　　プロミス株式会社
大和証券エスエムビーシー株式会社
エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

ＮＩＦＳＭＢＣ－Ｖ２００６Ｓ１投資事業有限責任組合他２社は新規設立等により、当中間連結会計期間より持分法適用の関連法人等としております。

また、SMFC Holdings (Cayman) Limited 他４社は清算等により関連法人等でなくなったため、当中間連結会計期間より持分法適用の関連法人等から除外しております。

③持分法非適用の非連結の子会社及び関連法人等

子会社エス・ビー・エル・マーキュリー有限会社他１１８社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第７条第１項ただし書第２号により、持分法非適用にしております。

また、その他の持分法非適用の非連結の子会社及び関連法人等の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(3)連結される子会社及び子法人等の中間決算日等に関する事項

①連結される子会社及び子法人等の中間決算日は次のとおりであります。

１２月末日	２社
３月末日	５社
４月末日	２社
５月末日	２社
６月末日	７３社
７月末日	１社
８月末日	５社
９月末日	８６社

当中間連結会計期間より、連結される海外子会社１社において、中間決算日を従来の６月末日から９月末日に変更しているため、中間連結財務諸表上、同社の損益は平成１８年1月１日から平成１８年9月３０日までの９ヶ月となっております。なお、当該変更による中間連結財務諸表への影響は軽微であります。

②３月末日、５月末日を中間決算日とする連結される子会社及び子法人等は、９月末日現在、１２月末日を中間決算日とする連結される子会社は、６月末日現在、４月末日を中間決算日とする連結される子会社及び子法人等については、７月末日及び９月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結される子会社及び子法人等については、それぞれの中間決算日の財務諸表により連結しております。

なお、平成１８年８月に設立された６月末日を中間決算日とする連結される子法人等については、９月末日現在で実施した仮決算に基づく財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

<中間連結貸借対照表の注記>

注1．記載金額は百万円未満を切り捨てて表示しております。

2．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

3．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社・子法人等株式及び持分法非適用の関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。

4．金銭の信託において信託財産を構成している有価証券の評価は、上記2．及び3．と同じ方法により行っております。

5．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の連結される在外子会社及び子法人等においては、現地の会計基準に従って処理しております。

6．当社及び連結される子会社である三井住友銀行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建　物　7年～50年

動　産　2年～20年

その他の連結される子会社及び子法人等の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

7．無形固定資産の減価償却は、定額法により償却しております。なお、自社利用のソフトウェアについては、当社並びに連結される国内子会社及び子法人等における利用可能期間（主として5年）に基づいて償却しております。

8．創立費は資産として計上し、旧商法施行規則第35条の規定により5年間にわたり均等償却を行っております。また、社債発行費については原則として支出時に全額費用として処理しております。また、従来、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っておりましたが、「金融商品に係る会計基準」（企業会計審議会 平成11年1月22日）が平成18年8月11日付けで一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって中間連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円、「社債」は2,400百万円、それぞれ減少しております。

なお、平成18年3月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号 平成18年8月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。

9．連結される子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等を除き、主として中間連結決算日の為替相場による円換算額を付しております。

また、その他の連結される子会社及び子法人等の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

10．主要な連結される子会社及び子法人等の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結される子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記25.の3カ月以上延滞債権又は下記26.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

当社並びにその他の連結される子会社及び子法人等の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は750,546百万円であります。

11. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。
12. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

13. 当社並びに連結される国内子会社及び子法人等のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
14. 連結される子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円（税効果額控除前）、繰延ヘッジ利益の総額は44,682百万円（同前）であります。

15. 連結される子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

16. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結される子会社及び子法人等において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、連結される国内リース子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

17. 当社並びに連結される国内子会社及び子法人等の消費税及び地方消費税の会計処理は、税抜方式によっております。
18. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金	18百万円	金融先物取引法第81条の規定に基づく準備金であります。
証券取引責任準備金	1,118百万円	証券取引法第51条の規定に基づく準備金であります。

19. 当社の取締役及び監査役との間の取引による取締役及び監査役に対する金銭債権総額　1百万円
20. 当社の取締役及び監査役との間の取引による取締役及び監査役に対する金銭債務総額　該当ありません
21. 関係会社の株式（及び出資）総額（子会社の株式（及び出資）を除く）　490,126百万円

22. 有形固定資産の減価償却累計額　561,404百万円
リース資産の減価償却累計額　1,583,375百万円
23. 有形固定資産の圧縮記帳額　64,987百万円
24. 貸出金のうち、破綻先債権額は64,857百万円、延滞債権額は638,385百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
25. 貸出金のうち、３カ月以上延滞債権額は36,865百万円であります。
なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
26. 貸出金のうち、貸出条件緩和債権額は407,927百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。
27. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,148,036百万円であります。
なお、24. から27. に掲げた債権額は、貸倒引当金控除前の金額であります。
28. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は885,675百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。
29. 担保に供している資産は次のとおりであります。
担保に供している資産

現金預け金	103,547百万円
特定取引資産	53,278百万円
有価証券	5,842,395百万円
貸出金	557,311百万円
その他資産（延払資産等）	1,936百万円

担保資産に対応する債務

預金	16,352百万円
コールマネー及び売渡手形	1,340,000百万円
売現先勘定	791,883百万円
債券貸借取引受入担保金	3,003,162百万円
特定取引負債	139,666百万円
借用金	930,197百万円
その他負債	26,247百万円
支払承諾	167,064百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,108百万円、買入金銭債権38,898百万円、特定取引資産848,721百万円、有価証券4,092,185百万円及び貸出金1,621,611百万円を差し入れております。
また、その他資産のうち保証金は87,964百万円、先物取引差入証拠金は4,737百万円であります。
30. 連結される子会社である三井住友銀行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
また、その他の一部の連結される子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
再評価を行った年月日

連結される子会社である三井住友銀行	平成10年３月31日及び平成14年３月31日
その他の一部の連結される子会社	平成11年３月31日、平成14年３月31日

同法律第３条第３項に定める再評価の方法

連結される子会社である三井住友銀行	土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結される子会社	土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

31. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金617,500百万円が含まれております。

32. 社債には、劣後特約付社債2,138,556百万円が含まれております。
33. 1株当たり純資産額　　394,556円25銭
「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号 平成14年9月25日）が平成18年1月31日付で改正され、会社法施行日以後終了する中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用し、1株当たりの純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ1株当たりの純資産額は11,562円77銭減少しております。
34. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等が含まれております。35. についても同様であります。
満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,928	375,829	△4,099
その他	9,917	10,139	222
合計	1,236,826	1,220,630	△16,195

その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
株式	1,970,424	3,569,347	1,598,922
債券	9,328,374	9,152,122	△176,252
国債	7,874,690	7,719,254	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,904	4,141,168	△34,736
合計	15,474,703	16,862,637	1,387,933

なお、上記の評価差額から、繰延税金負債563,532百万円を差し引いた額824,401百万円のうち少数株主持分相当額7,123百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額5,811百万円を加算した額 823,088百万円が、「その他有価証券評価差額金」に含まれております。
その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は1,247百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。
35. 時価評価されていない有価証券のうち、主なものの内容と中間連結貸借対照表計上額は、次のとおりであります。

内容	中間連結貸借対照表計上額（百万円）
満期保有目的の債券	
非上場外国証券	26
その他	8,267
その他有価証券	
非上場株式（店頭売買株式を除く。）	421,099
非上場債券	2,729,834
非上場外国証券	475,506
その他	409,421

36. 金銭の信託の保有目的別の内訳は次のとおりであります。

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
その他の金銭の信託	2,602	2,820	217

なお、上記の評価差額から繰延税金負債88百万円を差し引いた額129百万円が、「その他有価証券評価差額金」に含まれております。
37. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計34,361百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）

三井住友フィナンシャルグループ
中間決算公告（写）

担保に差し入れている有価証券は857,892百万円、当中間連結会計期間末に当該処分をせずに所有しているものは185,462百万円であります。

38. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、39,240,098百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,373,534百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

39. 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）が会社法施行日以後終了する中間連結会計期間から適用されることになったこと等から、「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」（内閣府令第60号平成18年4月28日）により改正され、平成18年4月1日以後開始する事業年度から適用されることになったことに伴い、当中間連結会計期間から以下のとおり表示を変更しております。

(1) 「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。
なお、当中間連結会計期間末における従来の「資本の部」に相当する金額は3,648,921百万円であります。

(2) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。

(3) 「株式等評価差額金」は、「その他有価証券評価差額金」として表示しております。

(4) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。

(5) 「動産不動産」は、「有形固定資産」、「無形固定資産」または「その他資産」に区分して表示しております。

(6) 「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。

(7) 資産の部に独立掲記していた「連結調整勘定」は、「無形固定資産」に含めて表示しております。これに伴い、連結調整勘定償却は、従来、「経常費用」中「その他経常費用」で処理しておりましたが、当中間連結会計期間からは無形固定資産償却として「経常費用」中「営業経費」に含めております。

40. 「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」（企業会計基準実務対応報告第20号 平成18年9月8日）が公表日以後終了する中間連結会計期間に係る中間連結財務諸表から適用されることになったことに伴い、当中間連結会計期間から同実務対応報告を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

41. 「ストック・オプション等に関する会計基準」（企業会計基準第8号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 平成18年5月31日）を当中間連結会計期間から適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

42. 「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会 平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第7号 平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 平成17年12月27日）が平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から各会計基準及び同適用指針を適用しております。

43. ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名
営業経費　　4百万円

44. 共通支配下の取引等関係

(1) 結合当事企業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要

①結合当事企業の名称及びその事業の内容
SMBCフレンド証券株式会社（事業の内容：証券業）

②企業結合の法的形式
株式交換

③結合後企業の名称
株式会社三井住友フィナンシャルグループ

④取引の目的を含む取引の概要
わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当社は、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBC フレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

(2) 実施した会計処理の概要

「企業結合に係る会計基準　三　企業結合に係る会計基準　4　共通支配下の取引等の会計処理（2）　少数株主との取引」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたしました。

(3) 子会社株式の追加取得に関する事項

①取得原価及びその内訳

当社普通株式	221,365 百万円
取得に直接要した支出額	160 百万円
取得原価	221,525 百万円

②株式種類別の交換比率及びその算定方法並びに交付株式数及びその評価額

(イ)株式の種類及び交換比率

普通株式　当社　1株：SMBC フレンド証券株式会社　0.0008 株

(ロ)交換比率の算定方法

当社はゴールドマン・サックス証券会社を、SMBC フレンド証券株式会社はメリルリンチ日本証券株式会社を株式交換比率算定に関するそれぞれの財務アドバイザーに任命し、その分析結果、その他の様々な要因を総合的に勘案した上で協議を行い決定いたしました。

(ハ)交付株式数及びその評価額

249,015 株　　221,525 百万円

③発生したのれんの金額、発生原因、償却方法及び償却期間

(イ)のれんの金額

99,995 百万円

(ロ)発生原因

追加取得した SMBC フレンド証券株式会社の普通株式の取得原価と減少する少数株主持分の金額の差額をのれんとして処理しております。

(ハ)償却方法及び償却期間

20 年間で均等償却

45. 当社は、平成18年10月５日開催の取締役会において、株式会社整理回収機構が保有しております第三種優先株式に関し、次のとおり自己の株式の取得及び消却を決議し、平成18年10月11日に実施いたしました。なお、本優先株式の取得は、会社法第155条第３号及び第156条第１項の規定に基づく自己の株式の取得枠の範囲内で行うものであります。

第三種優先株式

(1) 取得・消却株式の総数　195,000株

(2) 取得価額の総額　　　222,241,500,000円

46. 当社は、平成18年10月13日開催の取締役会において、自己の株式の取得枠設定等を決議し、当該決議に基づき平成18年10月17日に自己の株式の取得を実施しております。

(1) 自己の株式の取得枠設定等に関する取締役会の決議内容

①平成18年６月29日付定時株主総会決議等に基づく自己の株式の取得

(イ) 取得する株式の種類	当社普通株式
(ロ) 取得する株式の数	60,466株(上限)
(ハ) 株式を取得するのと引換えに交付する金銭の総額	79,639,200,000円(上限)
(ニ) 取得期間	平成18年10月16日から平成18年12月29日まで

②当社定款第８条の規定に基づく自己の株式の取得枠

(イ) 取得する株式の種類	当社普通株式
(ロ) 取得する株式の数	6,700株(上限)
(ハ) 株式を取得するのと引換えに交付する金銭の総額	10,000,000,000円(上限)
(ニ) 取得期間	平成18年10月16日から平成18年12月29日まで

(2) 自己の株式の取得

① 取得した株式の種類	当社普通株式
② 取得した株式の数	60,466株
③ 取得価額(総額)	1,270,000円(総額　76,791,820,000円)
④ 取得方法	東京証券取引所のToSTNeT-2(終値取引)による買付け

なお、株式会社整理回収機構が当社普通株式60,466株（同機構が保有していた当社発行の第三種優先株式50,000株（取得請求総額50,000百万円）の平成18年９月29日付取得請求権行使により、当社が同機構宛に交付した当社普通株式の全部）を、平成18年10月17日に76,791,820,000円にて売却したことが、預金保険機構から公表されております。

47. 当社、三井住友銀リース株式会社及び三井住友銀オートリース株式会社は、平成18年10月13日に住友商事株式会社、住商リース株式会社及び住商オートリース株式会社との間でリース事業及びオートリース事業の戦略的共同事業化について基本合意いたしました。この基本合意に基づき、平成19年10月１日を目処に、三井住友銀リース株式会社と住商リース株式会社は合併する予定であり、合併新会社は当社の連結される子会社（当社の議決権の所有割合 55%）となる見込みであります。なお、本合併は「企業結合に係る会計基準」上の取得に該当し、本合併に伴って当社は連結財務諸表上、のれんを認識する予定でありますが、その金額は現時点では未定であります。また、三井住友銀オートリース株式会社と住商オートリース株式会社につきましても、平成19年10月１日を目処に合併する予定であります。

48. 当社は、平成18年12月４日開催の取締役会において、今後の成長戦略を支えるための自己資本増強策として、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社を英国領ケイマン諸島に設立することを決議いたしました。決議された発行予定の優先出資証券の概要は次のとおりであります。

発　行　体	SMFG Preferred Capital USD 1 Limited	SMFG Preferred Capital GBP 1 Limited
	英国領ケイマン諸島に新たに設立する、当社が議決権を100%保有する海外特別目的子会社	
証券の種類	米ドル建 配当非累積的 永久優先出資証券	英ポンド建 配当非累積的 永久優先出資証券
	当社普通株式への交換権は付与されません	
発行総額	未定	未定
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用する予定	
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位	
発行形態	米国市場における適格機関投資家向け私募及びユーロ市場における募集	
上　　場	シンガポール証券取引所（予定）	

（注） 関係法令に基づく必要な届出、許認可の効力発生を前提としております。

49. 連結自己資本比率（第一基準）　10.07%

中間連結損益計算書 (平成18年4月 1日から 平成18年9月30日まで)

(単位:百万円)

科目	金額	
経常収益		1,825,751
資金運用収益	909,808	
(うち貸出金利息)	(651,018)	
(うち有価証券利息配当金)	(157,718)	
信託報酬	1,416	
役務取引等収益	337,322	
特定取引収益	54,496	
その他業務収益	501,121	
その他経常収益	21,586	
経常費用		1,468,614
資金調達費用	350,193	
(うち預金利息)	(199,933)	
役務取引等費用	53,927	
特定取引費用	2,883	
その他業務費用	511,352	
営業経費	432,705	
その他経常費用	117,553	
経常利益		357,136
特別利益		48,284
特別損失		4,118
税金等調整前中間純利益		401,302
法人税、住民税及び事業税		42,273
法人税等調整額		86,218
少数株主利益		29,149
中間純利益		243,660

<中間連結損益計算書の注記>

注1．記載金額は百万円未満を切り捨てて表示しております。

2．1株当たり中間純利益　32,782円19銭

3．潜在株式調整後1株当たり中間純利益　27,514円41銭

4．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

5．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

6．「その他経常収益」には、株式等売却益17,987百万円を含んでおります。

7．「その他経常費用」には、貸出金償却57,626百万円、株式等償却7,051百万円、延滞債権等を売却したことによる損失5,545百万円及び持分法による投資損失32,344百万円を含んでおります。

8．「特別利益」には、退職給付信託返還益36,330百万円、貸倒引当金戻入益6,470百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。

9．「特別損失」には、固定資産処分損2,037百万円及び減損損失2,006百万円を含んでおります。

10．当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	遊休資産	27物件	土地、建物等	873百万円
近畿圏	営業用店舗	13カ店	土地、建物等	349百万円
	遊休資産	18物件		410百万円
その他	遊休資産	12物件	土地、建物等	373百万円

連結される子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、当社並びにその他の連結される子会社及び子法人等については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結される子会社及び子法人等については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

中間決算公告（写）

銀行法第20条に基づいて、下記の中間決算公告を行いました。なお、同法第21条第1項及び第2項の規定により、本中間決算公告を本誌に掲載しております。

第４期中間決算公告

平成18年12月６日

東京都千代田区有楽町一丁目１番２号
株式会社三井住友銀行
頭取　奥　正之

中間貸借対照表（平成18年９月30日現在）

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	3,844,197	預金	66,147,242
コールローン	1,275,484	譲渡性預金	2,393,807
買現先勘定	81,686	コールマネー	2,547,399
債券貸借取引支払保証金	1,067,359	売現先勘定	790,836
買入手形	1,761	債券貸借取引受入担保金	3,141,635
買入金銭債権	360,065	特定取引負債	1,635,612
特定取引資産	3,085,593	借用金	2,909,422
金銭の信託	2,820	外国為替	333,041
有価証券	22,047,445	社債	3,710,437
貸出金	53,902,477	信託勘定借	50,733
外国為替	868,028	その他負債	1,503,085
その他資産	1,432,776	賞与引当金	8,277
有形固定資産	553,697	ポイント引当金	792
無形固定資産	73,251	特別法上の引当金	18
繰延税金資産	889,187	金融先物取引責任準備金	18
支払承諾見返	4,435,152	再評価に係る繰延税金負債	49,276
貸倒引当金	△771,822	支払承諾	4,435,152
		負債の部合計	89,656,772
		（純資産の部）	
		資本金	664,986
		資本剰余金	1,367,548
		資本準備金	665,033
		その他資本剰余金	702,514
		利益剰余金	677,810
		その他利益剰余金	677,810
		海外投資等損失準備金	0
		行員退職積立金	1,656
		別途準備金	219,845
		繰越利益剰余金	456,308
		自己株式	－
		株主資本合計	2,710,345
		その他有価証券評価差額金	841,657
		繰延ヘッジ損益	△84,171
		土地再評価差額金	24,558
		評価・換算差額等合計	782,045
		純資産の部合計	3,492,390
資産の部合計	93,149,162	負債及び純資産の部合計	93,149,162

注1. 記載金額は百万円未満を切り捨てて表示しております。
2. 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。
特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。
3. 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社・子法人等株式及び関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間決算日前1カ月の市場価格の平均等、それ以外については中間決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。
4. 金銭の信託において信託財産を構成している有価証券の評価は、上記2.及び3.と同じ方法により行っております。
5. デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。
6. 有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。
建　物　7年～50年
動　産　2年～20年
7. 無形固定資産の減価償却は、定額法により償却しております。なお、自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づいて償却しております。
8. 社債発行費は支出時に全額費用として処理しております。
また、従来、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っておりましたが、「金融商品に係る会計基準」（企業会計審議会 平成11年1月22日）が平成18年8月11日付けで一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する事業年度及び中間会計期間から適用されることになったことに伴い、当中間会計期間から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって中間貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円、「社債」は2,400百万円、それぞれ減少しております。
なお、平成18年3月31日に終了する事業年度の貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号 平成18年8月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。
9. 外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として中間決算日の為替相場による円換算額を付しております。
10. 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記24.の3カ月以上延滞債権又は下記25.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は536,992百万円であります。
11. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。
12. 退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生年度の従業員の平均残存勤務期間内の一定の年数（9年）による定額法により損益処理
数理計算上の差異	各発生年度の従業員の平均残存勤務期間内の一定の年数（9年）による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理

13. 「One's plus」におけるポイントの将来の利用による負担に備えるため、未利用の付与済ポイントを金額に換算した残高のうち、将来利用される見込額を合理的に見積もり、必要と認める額を計上しております。
ポイント使用による費用は、従来はポイント使用時に費用処理しておりましたが、利用見込額を合理的に算定することが可能となったため、当中間会計期間よりポイント引当金を計上しております。この変更に伴い、従来の方法によった場合に比べ経常利益及び税引前中間純利益は792百万円それぞれ減少しております。
14. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
15. 金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。
小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。
相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円（税効果額控除前）、繰延ヘッジ利益の総額は44,682百万円（同前）であります。

16. 異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第 25 号。以下「業種別監査委員会報告第 25 号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

17. デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第 24 号及び同第 25 号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

18. 消費税及び地方消費税の会計処理は、税抜方式によっております。

19. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18 百万円　金融先物取引法第 81 条の規定に基づく準備金であります。

20. 関係会社の株式及び出資金総額　1,625,547 百万円

21. 有形固定資産の減価償却累計額　449,799 百万円

22. 有形固定資産の圧縮記帳額　63,722 百万円

23. 貸出金のうち、破綻先債権額は 42,129 百万円、延滞債権額は 485,764 百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和 40 年政令第 97 号）第 96 条第 1 項第 3 号のイからホまでに掲げる事由又は同項第 4 号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

24. 貸出金のうち、３カ月以上延滞債権額は 33,648 百万円であります。

なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

25. 貸出金のうち、貸出条件緩和債権額は 271,960 百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

26. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は 833,503 百万円であります。

なお、23. から 26. に掲げた債権額は、貸倒引当金控除前の金額であります。

27. 手形割引は、業種別監査委員会報告第 24 号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は 807,877 百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は 884 百万円であります。

28. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	40,501 百万円
特定取引資産	53,278 百万円
有価証券	5,564,463 百万円
貸出金	512,885 百万円
担保資産に対応する債務	
コールマネー	1,340,000 百万円
売現先勘定	790,836 百万円
債券貸借取引受入担保金	3,003,162 百万円
借用金	893,600 百万円
支払承諾	72,342 百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金 9,078 百万円、買入金銭債権 38,898 百万円、特定取引資産 848,721 百万円、有価証券 4,363,766 百万円、貸出金 1,621,611 百万円を差し入れております。

また、その他資産のうち保証金は 70,829 百万円、先物取引差入証拠金は 3,177 百万円であります。

29. 土地の再評価に関する法律（平成 10 年 3 月 31 日公布法律第 34 号）及び土地の再評価に関する法律の一部を改正する法律（平成 13 年 3 月 31 日公布法律第 19 号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

再評価を行った年月日　平成 10 年 3 月 31 日及び平成 14 年 3 月 31 日

同法律第 3 条第 3 項に定める再評価の方法　土地の再評価に関する法律施行令(平成 10 年 3 月 31 日公布政令第 119 号)第 2 条第 3 号に定める固定資産税評価額、同条第 4 号に定める路線価及び同条第 5 号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

30. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金 1,732,931 百万円が含まれております。

31.　社債には、劣後特約付社債1,867,007百万円が含まれております。

32.　1株当たりの純資産額54,933円11銭

「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号 平成14年9月25日）が平成18年1月31日付で改正され、会社法施行日以後終了する中間会計期間から適用されることになったことに伴い、当中間会計期間から同適用指針を適用し、1株当たりの純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ1株当たりの純資産額は1,497円64銭減少しております。

33.　有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権が含まれております。34.についても同様であります。

満期保有目的の債券で時価のあるもの

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
国債	749,783	739,869	△9,914
地方債	96,997	94,594	△2,403
社債	379,828	375,729	△4,099
その他	9,687	9,908	221
合計	1,236,297	1,220,101	△16,195

子会社・子法人等株式及び関連法人等株式で時価のあるもの

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社・子法人等株式	43,569	111,894	68,325
関連法人等株式	228,334	192,785	△35,549
合計	271,903	304,679	32,776

その他有価証券で時価のあるもの

	取得原価（百万円）	中間貸借対照表計上額（百万円）	評価差額（百万円）
株式	1,942,381	3,564,457	1,622,075
債券	8,584,151	8,414,999	△169,151
国債	7,385,376	7,236,136	△149,240
地方債	454,442	444,430	△10,011
社債	744,332	734,432	△9,899
その他	3,862,211	3,826,718	△35,493
合計	14,388,744	15,806,175	1,417,430

なお、上記の評価差額から繰延税金負債575,902百万円を差し引いた額841,528百万円が「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間貸借対照表価額とし、評価差額を当中間会計期間の損失として処理（以下、「減損処理」という。）しております。当中間会計期間におけるこの減損処理額は809百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

34.　時価評価されていない有価証券のうち、主なものの内容と中間貸借対照表計上額は、次のとおりであります。

内　容	中間貸借対照表計上額（百万円）
子会社・子法人等株式及び関連法人等株式	
子会社・子法人等株式	1,148,319
関連法人等株式	34,043
その他	47,689
その他有価証券	
非上場株式（店頭売買株式を除く。）	383,671
非上場債券	2,698,066
非上場外国証券	309,834
その他	385,291

35.　金銭の信託の保有目的別の内訳は次のとおりであります。

	取得原価（百万円）	中間貸借対照表計上額（百万円）	評価差額（百万円）
その他の金銭の信託	2,602	2,820	217

なお、上記の評価差額から繰延税金負債88百万円を差し引いた額129百万円が「その他有価証券評価差額金」に含まれております。

36.　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,188百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は843,867百万円、当中間会計期間末に当該処分をせずに所有しているものは170,923百万円であります。

37.　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、36,521,444百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが31,417,046百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

38.　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳は、それぞれ以下のとおりであります。

繰延税金資産	
税務上の繰越欠損金	1,163,602 百万円
貸出金償却	154,282
有価証券償却	424,905
貸倒引当金	115,603
退職給付引当金	64,671
減価償却費	6,490
繰延ヘッジ損益	59,851
その他	43,810
繰延税金資産小計	2,033,219
評価性引当額	△498,386
繰延税金資産合計	1,534,833
繰延税金負債	
その他有価証券評価差額金	△575,990
退職給付信託設定益	△41,722
退職給付信託返還有価証券	△20,860
その他	△7,071
繰延税金負債合計	△645,645
繰延税金資産の純額	889,187

39. 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）が会社法施行日以後終了する中間会計期間から適用されることになったこと等から、「銀行法施行規則」(昭和 57 年大蔵省令第 10 号)別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」（内閣府令第60号 平成18年4月28日）により改正され、平成18年4月1日以後開始する事業年度から適用されることになったことに伴い、当中間会計期間から以下のとおり表示を変更しております。
   (1) 「資本の部」は「純資産の部」とし、株主資本及び評価・換算差額等に区分のうえ表示しております。
   なお、当中間会計期間末における従来の「資本の部」の合計に相当する金額は3,576,561百万円であります。
   (2) 「利益剰余金」に内訳表示していた「任意積立金」及び「中間未処分利益」は、「その他利益剰余金」の「海外投資等損失準備金」、「行員退職積立金」、「別途準備金」及び「繰越利益剰余金」として表示しております。
   (3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。
   (4) 「株式等評価差額金」は、「その他有価証券評価差額金」として表示しております。
   (5) 「動産不動産」は、「有形固定資産」、「無形固定資産」または「その他資産」に区分して表示しております。
   (6) 「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。
40. 「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会 平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第7号 平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 平成17年12月27日）が平成18年4月1日以後開始する事業年度から適用されることになったことに伴い、当中間会計期間から各会計基準及び同適用指針を適用しております。
41. 単体自己資本比率（国際統一基準） 11.48%

中間損益計算書（平成18年4月1日から 平成18年9月30日まで）

（単位：百万円）

科目	金額	
経常収益		1,115,678
資金運用収益	777,964	
（うち貸出金利息）	（536,196）	
（うち有価証券利息配当金）	（155,120）	
信託報酬	1,407	
役務取引等収益	219,239	
特定取引収益	43,432	
その他業務収益	55,870	
その他経常収益	17,763	
経常費用		846,600
資金調達費用	334,155	
（うち預金利息）	（172,533）	
役務取引等費用	59,752	
特定取引費用	3,307	
その他業務費用	91,580	
営業経費	294,617	
その他経常費用	63,187	
経常利益		269,078
特別利益		50,368
特別損失		21,095
税引前中間純利益		298,351
法人税、住民税及び事業税		7,753
法人税等調整額		106,951
中間純利益		183,646

注1. 記載金額は百万円未満を切り捨てて表示しております。
2. 1株当たり中間純利益金額　3,307円70銭
3. 潜在株式調整後1株当たり中間純利益金額　3,252円19銭
4. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
特定取引収益及び特定取引費用の損益計上は、当中間会計期間中の受払利息等に、有価証券、金銭債権等については前事業年度末と当中間会計期間末における評価損益の増減額を、派生商品については前事業年度末と当中間会計期間末におけるみなし決済からの損益相当額の増減額を加えております。
5. 「その他経常収益」には、株式等売却益14,742百万円を含んでおります。
6. 「その他経常費用」には、貸出金償却39,937百万円、株式等償却5,924百万円及び延滞債権等を売却したことによる損失4,959百万円を含んでおります。
7. 「特別利益」には、退職給付信託返還益36,330百万円及び貸倒引当金戻入益13,330百万円を含んでおります。
8. 「特別損失」は、清算手続きに入った子会社の株式に係る損失18,203百万円、減損損失1,457百万円及び固定資産処分損1,434百万円であります。
9. 当中間会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額
首都圏	遊休資産　27物件	土地、建物等	873百万円
近畿圏	遊休資産　11物件	土地、建物等	210百万円
その他	遊休資産　12物件	土地、建物等	373百万円

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。
当中間会計期間は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

信託財産残高表
(平成18年９月30日現在)

(単位：百万円)

資産	金額	負債	金額
貸出金	8,080	金銭信託	529,687
有価証券	241,904	有価証券の信託	33,297
受託有価証券	33,297	金銭債権の信託	595,876
金銭債権	708,378	包括信託	129,944
その他債権	1,009		
銀行勘定貸	50,733		
現金預け金	245,401		
合計	1,288,805	合計	1,288,805

注 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

第４期中間決算公告

平成18年12月６日

東京都千代田区有楽町一丁目１番２号
株式会社三井住友銀行
頭取　奥　正之

中間連結貸借対照表（平成18年９月30日現在）

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	3,928,282	預金	72,216,146
コールローン及び買入手形	1,477,077	譲渡性預金	2,509,353
買現先勘定	110,257	コールマネー及び売渡手形	2,562,041
債券貸借取引支払保証金	1,178,045	売現先勘定	805,915
買入金銭債権	941,102	債券貸借取引受入担保金	3,141,635
特定取引資産	3,385,488	特定取引負債	1,930,582
金銭の信託	2,820	借用金	1,849,359
有価証券	22,166,757	外国為替	329,273
貸出金	59,760,811	短期社債	3,500
外国為替	929,490	社債	4,004,370
その他資産	1,608,992	信託勘定借	50,733
有形固定資産	626,724	その他負債	2,197,060
無形固定資産	85,659	賞与引当金	16,464
リース資産	26,043	退職給付引当金	13,493
繰延税金資産	946,630	特別法上の引当金	18
支払承諾見返	3,824,571	繰延税金負債	48,090
貸倒引当金	△ 949,212	再評価に係る繰延税金負債	49,929
		支払承諾	3,824,571
		負債の部合計	95,552,539
		（純資産の部）	
		資本金	664,986
		資本剰余金	1,603,512
		利益剰余金	448,757
		株主資本合計	2,717,256
		その他有価証券評価差額金	850,289
		繰延ヘッジ損益	△ 87,669
		土地再評価差額金	37,865
		為替換算調整勘定	△ 52,757
		評価・換算差額等合計	747,728
		新株予約権	4
		少数株主持分	1,032,013
		純資産の部合計	4,497,004
資産の部合計	100,049,543	負債及び純資産の部合計	100,049,543

<中間連結貸借対照表及び中間連結損益計算書の作成方針>

(1)連結の範囲に関する事項

①連結される子会社及び子法人等　１２１社

主要な会社名　株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
ＳＭＢＣファイナンスサービス株式会社
SMBC Capital Markets, Inc.

なお、SMBC Leasing (UK) Limited 他１１社は株式取得等により、当中間連結会計期間から連結される子会社及び子法人等としております。

また、住銀保証株式会社他１社は合併等により、ＳＭＢＣフレンド証券株式会社他１社は、当行の親会社である株式会社三井住友フィナンシャルグループの完全子会社となったこと等により、子会社及び子法人等でなくなったため、当中間連結会計期間より連結される子会社及び子法人等から除外しております。

②非連結の子会社及び子法人等

主要な会社名　SBCS Co.,Ltd.

非連結の子会社及び子法人等の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(2)持分法の適用に関する事項

①持分法適用の非連結の子法人等　３社

主要な会社名　SBCS Co.,Ltd.

②持分法適用の関連法人等　２５社

主要な会社名　プロミス株式会社
エヌ・アイ・エフSMBCベンチャーズ株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

ＮＩＦＳＭＢＣ－Ｖ２００６Ｓ１投資事業有限責任組合他１社は新規設立等により、当中間連結会計期間より持分法適用の関連法人等としております。

また、エヌエスエス投資事業有限責任組合他３社は連結される子法人等となったため、当中間連結会計期間より持分法適用の関連法人等から除外しております。

③持分法非適用の関連法人等

持分法非適用の関連法人等の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(3)連結される子会社及び子法人等の中間決算日等に関する事項

①連結される子会社及び子法人等の中間決算日は次のとおりであります。

３月末日	５社
４月末日	１社
６月末日	５６社
７月末日	１社
９月末日	５８社

②３月末日を中間決算日とする連結される子法人等は、９月末日現在、４月末日を中間決算日とする連結される子会社については、７月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結される子会社及び子法人等については、それぞれの中間決算日の財務諸表により連結しております。

なお、平成１８年８月に設立された６月末日を中間決算日とする連結される子法人等については、９月末日現在で実施した仮決算に基づく財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

<中間連結貸借対照表の注記>

注１．記載金額は百万円未満を切り捨てて表示しております。

２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前１カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。

４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

５．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の連結される在外子会社及び子法人等においては、現地の会計基準に従って処理しております。

６．当行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分して計上しております。なお、主な耐用年数は次のとおりであります。

建　物　７年～50年

動　産　２年～20年

連結される子会社及び子法人等の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

７．無形固定資産の減価償却は、定額法により償却しております。なお、自社利用のソフトウェアについては、当行並びに連結される国内子会社及び子法人等における利用可能期間(主として５年)に基づいて償却しております。

８．社債発行費は原則として支出時に全額費用として処理しております。また、従来、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っておりましたが、「金融商品に係る会計基準」（企業会計審議会 平成11年１月22日）が平成18年８月11日付けで一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって中間連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円、「社債」は2,400百万円、それぞれ減少しております。

なお、平成18年３月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号 平成18年８月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。

９．当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

また、連結される子会社及び子法人等の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

10．当行並びに主要な連結される子会社及び子法人等の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記25.の３カ月以上延滞債権又は下記26.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結される子会社及び子法人等の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は715,948百万円であります。

11. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

12. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

13. 当行並びに連結される国内子会社及び子法人等のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

14. 当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円（税効果額控除前）、繰延ヘッジ利益の総額は44,682百万円（同前）であります。

15. 当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

16. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、一部の連結される子会社及び子法人等において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。

17. 当行並びに連結される国内子会社及び子法人等の消費税及び地方消費税の会計処理は、税抜方式によっております。

18. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18百万円　金融先物取引法第81条の規定に基づく準備金であります。

19. 当行の取締役及び監査役との間の取引による取締役及び監査役に対する金銭債権総額　該当ありません

20. 当行の取締役及び監査役との間の取引による取締役及び監査役に対する金銭債務総額　該当ありません

21. 関係会社の株式(及び出資金)総額　(子会社の株式(及び出資金)を除く)　256,511百万円

22. 有形固定資産の減価償却累計額　492,340百万円

リース資産の減価償却累計額　30,904百万円

23. 有形固定資産の圧縮記帳額　64,987百万円

24. 貸出金のうち、破綻先債権額は65,026百万円、延滞債権額は620,473百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

25. 貸出金のうち、３カ月以上延滞債権額は36,865百万円であります。

なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

26. 貸出金のうち、貸出条件緩和債権額は406,751百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

27. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,129,117百万円であります。

なお、24. から27. に掲げた債権額は、貸倒引当金控除前の金額であります。

28. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は885,675百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。

29. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	103,547百万円
特定取引資産	53,278百万円
有価証券	5,832,862百万円
貸出金	557,311百万円
その他資産（延払資産等）	1,936百万円
担保資産に対応する債務	
預金	16,352百万円
コールマネー及び売渡手形	1,340,000百万円
売現先勘定	791,883百万円
債券貸借取引受入担保金	3,003,162百万円
特定取引負債	139,666百万円
借用金	930,197百万円
その他負債	1,352百万円
支払承諾	167,064百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,108百万円、買入金銭債権38,898百万円、特定取引資産848,721百万円、有価証券4,092,185百万円及び貸出金1,621,611百万円を差し入れております。

また、その他資産のうち保証金は79,601百万円、先物取引差入証拠金は4,613百万円であります。

30. 当行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

また、一部の連結される子会社及び子法人等も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

再評価を行った年月日

当行	平成10年３月31日及び平成14年３月31日
一部の連結される子会社及び子法人等	平成11年３月31日、平成14年３月31日

同法律第３条第３項に定める再評価の方法

当行	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結される子会社及び子法人等	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

31. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金617,500百万円が含まれております。

32. 社債には、劣後特約付社債2,138,556百万円が含まれております。

33. １株当たり純資産額　54,445円50銭

「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号平成14年９月25日）が平成18年１月31日付で改正され、会社法施行日以後終了する中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用し、１株当たりの純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ１株当たりの純資産額は1,559円87銭減少しております。

34. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等が含まれております。35. につ

いても同様であります。

満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,828	375,729	△4,099
その他	9,917	10,139	222
合計	1,236,726	1,220,530	△16,195

その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
株式	1,975,076	3,624,863	1,649,787
債券	9,328,369	9,152,117	△176,252
国債	7,874,685	7,719,249	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,686	4,140,944	△34,742
合計	15,479,132	16,917,925	1,438,792

なお、上記の評価差額から、繰延税金負債584,174百万円を差し引いた額854,618百万円のうち少数株主持分相当額6,261百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額1,809百万円を加算した額 850,166百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は1,243百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

35. 時価評価されていない有価証券のうち、主なものの内容と中間連結貸借対照表計上額は、次のとおりであります。

内容	中間連結貸借対照表計上額（百万円）
満期保有目的の債券	
その他	8,667
その他有価証券	
非上場株式（店頭売買株式を除く。）	472,476
非上場債券	2,729,834
非上場外国証券	473,946
その他	393,974

36. 金銭の信託の保有目的別の内訳は次のとおりであります。

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
その他の金銭の信託	2,602	2,820	217

なお、上記の評価差額から繰延税金負債88百万円を差し引いた額129百万円が、「その他有価証券評価差額金」に含まれております。

37. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計34,361百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は 857,892 百万円、当中間連結会計期間末に当該処分をせずに所有しているものは185,462 百万円であります。

38. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,255,842百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが31,389,278百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

39. 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）が会社法施行日以後終了する中間連結会計期間から適用されることになったこと等から、「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」（内閣府令第60号平成18年４月28日）により改正され、平成18年４月１日以後開始する事業年度から適用されることになったことに伴い、当中間連結会計期間から以下のとおり表示を変更しております。

(1) 「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。
なお、当中間連結会計期間末における従来の「資本の部」に相当する金額は3,552,655百万円であります。
(2) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。
(3) 「株式等評価差額金」は、「その他有価証券評価差額金」として表示しております。
(4) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。
(5) 「動産不動産」は、「有形固定資産」、「無形固定資産」または「その他資産」に区分して表示しております。
(6) 「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。
(7) 資産の部に独立掲記していた「連結調整勘定」は、「無形固定資産」に含めて表示しております。

40. 「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」（企業会計基準実務対応報告第20号平成18年９月８日）が公表日以後終了する中間連結会計期間に係る中間連結財務諸表から適用されることになったことに伴い、当中間連結会計期間から同実務対応報告を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

41. 「ストック・オプション等に関する会計基準」（企業会計基準第８号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年５月31日）を当中間連結会計期間から適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

42. 「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会 平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第７号 平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 平成17年12月27日）が平成18年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から各会計基準及び同適用指針を適用しております。

43. ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名
営業経費　　4百万円

44. 子法人等の企業結合関係
(1) 子法人等を含む結合当事企業の名称及びその事業の内容、企業結合を行った主な理由、企業結合日並びに法的形式を含む企業結合の概要
①子法人等を含む結合当事企業の名称及びその事業の内容
株式会社三井住友フィナンシャルグループ（事業の内容：銀行持株会社）
SMBCフレンド証券株式会社（事業の内容：証券業）
②企業結合を行った主な理由
わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当行の親会社である株式会社三井住友フィナンシャルグループは、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。
③企業結合日
平成18年９月１日
④法的形式を含む企業結合の概要
当行の親会社である株式会社三井住友フィナンシャルグループは、株式交換により当行の子法人等であったSMBCフレンド証券株式会社を完全子会社といたしました。
(2) 実施した会計処理の概要
①個別財務諸表上の会計処理
株式会社三井住友フィナンシャルグループ株式の取得原価は、株式交換直前の SMBC フレンド証券株式会社株式の帳簿価額に基づいて算定しており、交換損益の計上はありません。
②連結財務諸表上の会計処理
SMBC フレンド証券株式会社への投資の修正額は取り崩し、「連結子会社の減少に伴う減少」として利益剰余金を減少させております。
(3) 事業の種類別セグメントにおいて、当該子法人等が含まれていた事業区分
その他事業
(4) 当中間連結会計期間の中間連結損益計算書に計上されている当該子法人等に係る損益の概算額
経常収益　　27,565百万円
経常利益　　8,955百万円

45. 当行は、平成18年12月４日開催の取締役会において、今後の成長戦略を支えるための自己資本増強策として、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社を英国領ケイマン諸島に設立することを決議いたしました。決議された発行予定の優先出資証券の概要は次の

三井住友銀行　中間決算公告（写）

とおりであります。

発行体	SMBC Preferred Capital USD 1 Limited	SMBC Preferred Capital GBP 1 Limited
	英国領ケイマン諸島に新たに設立する、当行が議決権を100%保有する海外特別目的子会社	
証券の種類	米ドル建 配当非累積的 永久優先出資証券	英ポンド建 配当非累積的 永久優先出資証券
	当行普通株式への交換権は付与されません	
発行総額	未定	未定
資金使途	当行に対する永久劣後特約付貸付に充当	
優先順位	本優先出資証券は、残余財産分配請求権において、当行が発行する優先株式と実質的に同順位	
発行形態	SMFG Preferred Capital USD 1 Limited に対して全額割り当てる	SMFG Preferred Capital GBP 1 Limited に対して全額割り当てる
上場	シンガポール証券取引所（予定）	

（注） 関係法令に基づく必要な届出、許認可の効力発生を前提としております。

46. 連結自己資本比率（国際統一基準） 10.86%

中間連結損益計算書 (平成18年4月 1日から 平成18年9月30日まで)

(単位:百万円)

科目	金額	
経常収益		1,352,539
資金運用収益	894,549	
(うち貸出金利息)	(635,622)	
(うち有価証券利息配当金)	(158,254)	
信託報酬	1,407	
役務取引等収益	284,445	
特定取引収益	54,496	
その他業務収益	98,184	
その他経常収益	19,456	
経常費用		1,033,774
資金調達費用	344,291	
(うち預金利息)	(199,967)	
役務取引等費用	60,513	
特定取引費用	2,883	
その他業務費用	130,603	
営業経費	378,653	
その他経常費用	116,829	
経常利益		318,765
特別利益		49,150
特別損失		3,843
税金等調整前中間純利益		364,072
法人税、住民税及び事業税		24,587
法人税等調整額		91,217
少数株主利益		28,188
中間純利益		220,078

＜中間連結損益計算書の注記＞

注１．記載金額は百万円未満を切り捨てて表示しております。

２．１株当たり中間純利益　3,963円89銭

３．潜在株式調整後１株当たり中間純利益　3,897円22銭

４．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

５．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

６．「その他経常収益」には、株式等売却益16,366百万円を含んでおります。

７．「その他経常費用」には、貸出金償却48,407百万円、株式等償却7,025百万円、延滞債権等を売却したことによる損失5,545百万円及び持分法による投資損失41,421百万円を含んでおります。

８．「特別利益」には、退職給付信託返還益36,330百万円、貸倒引当金戻入益7,576百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。

９．「特別損失」には、固定資産処分損1,837百万円及び減損損失2,006百万円を含んでおります。

10．当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	遊休資産	27物件	土地、建物等	873百万円
近畿圏	営業用店舗	13ヵ店	土地、建物等	349百万円
	遊休資産	18物件		410百万円
その他	遊休資産	12物件	土地、建物等	373百万円

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結される子会社及び子法人等については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当中間連結会計期間は、当行では遊休資産について、また、連結される子会社及び子法人等については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

開示項目一覧

銀行法施行規則第34条の26	三井住友フィナンシャルグループ
銀行持株会社の概況及び組織に関する次に掲げる事項	
1. 資本金及び発行済株式の総数	59
2. 持株数の多い順に10以上の株主に関する次に掲げる事項	
① 氏名（株主が法人その他の団体である場合には、その名称）	59～60
② 各株主の持株数	59～60
③ 発行済株式の総数に占める各株主の持株数の割合	59～60
銀行持株会社及びその子会社等の主要な業務に関する次に掲げる事項	
3. 直近の中間事業年度又は事業年度における事業の概況	14～16
4. 直近の3中間連結会計年度及び2連結会計年度又は直近の5連結会計年度における主要な業務の状況を示す指標として次に掲げる事項	
① 経常収益	12
② 経常利益又は経常損失	12
③ 中間純利益若しくは中間純損失又は当期純利益若しくは当期純損失	12
④ 純資産額	12
⑤ 総資産額	12
⑥ 連結自己資本比率	12
銀行持株会社及びその子会社等の直近の2中間連結会計年度又は2連結会計年度における財産の状況に関する次に掲げる事項	
5. 中間連結貸借対照表又は連結貸借対照表、中間連結損益計算書又は連結損益計算書及び中間連結株主資本等変動計算書又は連結株主資本等変動計算書	26～29
6. 貸出金のうち次に掲げるものの額及びその合計額	
① 破綻先債権に該当する貸出金	23、55
② 延滞債権に該当する貸出金	23、55
③ 3カ月以上延滞債権に該当する貸出金	23、55
④ 貸出条件緩和債権に該当する貸出金	23、55
7. 自己資本（基本的項目に係る細目を含む）の充実の状況	56～58
8. 銀行持株会社及びその子法人等（令第4条の2第2項に規定する子法人等）が2以上の異なる種類の事業を営んでいる場合の事業の種類ごとの区分に従い、当該区分に属する経常収益の額、経常利益又は経常損失の額及び資産の額として算出したもの（各経常収益等の額の総額に占める割合が少ない場合を除く）	45
9. 銀行持株会社が中間連結貸借対照表又は連結貸借対照表、中間連結損益計算書又は連結損益計算書及び中間連結株主資本等変動計算書又は連結株主資本等変動計算書について証券取引法第193条の2の規定に基づき公認会計士又は監査法人の監査証明を受けている場合にはその旨	26
10. 連結自己資本比率の算定に関する外部監査を受けている場合にはその旨	56

銀行法施行規則第19条の2（単体）	三井住友銀行
銀行の概況及び組織に関する次に掲げる事項	
1. 持株数の多い順に10以上の株主に関する次に掲げる事項	
① 氏名（株主が法人その他の団体である場合には、その名称）	108
② 各株主の持株数	108
③ 発行済株式の総数に占める各株主の持株数の割合	108
銀行の主要な業務に関する事項として次に掲げるもの	
2. 直近の中間事業年度又は事業年度における事業の概況	4、6～11、17～19
3. 直近の3中間事業年度及び2事業年度又は直近の5事業年度における主要な業務の状況を示す指標として次に掲げる事項	
① 経常収益	13
② 経常利益又は経常損失	13
③ 中間純利益若しくは中間純損失又は当期純利益若しくは当期純損失	13
④ 資本金及び発行済株式の総数	13
⑤ 純資産額	13
⑥ 総資産額	13
⑦ 預金残高	13
⑧ 貸出金残高	13
⑨ 有価証券残高	13
⑩ 単体自己資本比率（法第14条の2第1号に規定する基準に係る算式により得られる比率）	13
⑪ 従業員数	13
4. 直近の2中間事業年度又は2事業年度における業務粗利益及び業務粗利益率	94

開示項目一覧

File No. 82-4595
Exhibit A1

www.smfg.co.jp

SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP

END